                                                Filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-12809

                               10,000,000 SHARES

                            [LOGO] INNKEEPERS USA

                                 COMMON SHARES
     Innkeepers USA Trust (the "Company") is a self-administered real estate investment trust ("REIT") that owns 22 hotels (collectively, the "Current Hotels") with an aggregate of 2,511 rooms and has contracted to acquire ten hotels, seven from a single seller, representing an additional 1,401 rooms (the "Acquisition Hotels" and together with the Current Hotels, the "Hotels"). Upon the closing of the Acquisition Hotels, which is expected to occur concurrent with or immediately after the closing of the Offering, the Company will own interests in 32 Hotels with an aggregate of 3,912 rooms in 14 states. The Hotels operate as Residence Inn by Marriott(R) hotels ("Residence Inn") (20), Hampton Inn(R) hotels (8), Comfort Inn(R) hotels (2), a Holiday Inn Express(R) hotel and a Sheraton Inn(R) hotel. Upon the closing of the Acquisition Hotels, the Company will be one of the largest owners of Residence Inn hotels. The Current Hotels are, and the Acquisition Hotels will be, leased to JF Hotel, Inc. or its Affiliates (collectively, the "Lessee") under leases providing for the payment of rent based primarily on a percentage of room revenues from the Hotels ("Percentage Leases").

     The net proceeds to the Company from the Offering will be approximately $101.7 million, $73.4 million of which will be used to fund a portion of the costs of acquiring the Acquisition Hotels, $12.0 million of which will be used to repay outstanding amounts under its line of credit (the "Line of Credit"), and the balance of which will be primarily used for working capital purposes.

     All of the Common Shares offered hereby are being sold by the Company. The Common Shares are listed on the New York Stock Exchange (the "NYSE") under the Symbol "KPA." On October 21, 1996, the last reported sale price per share of the Company's Common Shares on the NYSE was $10.875 (the "Offering Price"). On September 18, 1996, the Company's Board of Trustees declared a quarterly distribution, paid on October 15, 1996 to shareholders of record on September 27, 1996, of $0.225 per share, representing an annual distribution of $0.90 per share.

     SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON SHARES OFFERED HEREBY.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
         REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
                                             Price to           Underwriting          Proceeds to
                                              Public             Discount(1)          Company(2)
------------------------------------------------------------------------------------------------------
Per Share..............................        $10.875              $0.61               $10.265
Total (3)..............................     $108,750,000         $6,100,000          $102,650,000
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(2) Before deducting expenses payable by the Company, estimated at $950,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 1,500,000 additional Common Shares solely to cover over-allotments, if any, at the Price to Public less the Underwriting Discount. If the Underwriters exercise this option in full, the Price to Public will total $125,062,500, the Underwriting Discount will total $7,015,000, and the Proceeds to Company will total $118,047,500. See "Underwriting."

     The Common Shares are offered by the Underwriters named herein when, as and if delivered to and accepted by the Underwriters and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing the Common Shares will be made against payment therefor at the office of Montgomery Securities on or about October 25, 1996.

                            ------------------------

MONTGOMERY SECURITIES

          BEAR, STEARNS & CO. INC.

                     ALEX. BROWN & SONS
                          INCORPORATED

                               EVEREN SECURITIES, INC.

                                        MORGAN KEEGAN & COMPANY, INC.
                                October 21, 1996

                   [COLOR PHOTOS OF HOTELS AND HOTEL ROOMS]

     THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THE OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON SHARES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE EXCHANGE ACT, INCLUDING, WITHOUT LIMITATION, STATEMENTS CONTAINING THE WORDS "BELIEVES," "ANTICIPATES," "EXPECTS" AND WORDS OF SIMILAR IMPORT. SUCH FORWARD-LOOKING STATEMENTS RELATE TO FUTURE EVENTS, THE FUTURE FINANCIAL PERFORMANCE OF THE COMPANY, AND INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY OR INDUSTRY RESULTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. PROSPECTIVE INVESTORS SHOULD SPECIFICALLY CONSIDER THE VARIOUS FACTORS IDENTIFIED IN THIS PROSPECTUS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER, INCLUDING THOSE DISCUSSED IN THE SECTIONS ENTITLED "PROSPECTUS SUMMARY," "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS AND PROPERTIES." THE COMPANY DISCLAIMS ANY OBLIGATION TO UPDATE ANY SUCH FACTORS OR TO PUBLICLY ANNOUNCE THE RESULT OF ANY REVISIONS TO ANY OF THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN TO REFLECT FUTURE EVENTS OR DEVELOPMENTS.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, a Registration Statement on Form S-3, including all amendments thereto and any registration statements filed pursuant to Rule 462(b), (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, with respect to the Common Shares offered pursuant to this Prospectus. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits. For further information concerning the Company and the Common Shares offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith, which may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Commission and its regional offices at the locations listed below. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company, and the address is http://www.sec.gov. The Common Shares are listed on the NYSE, and such reports, proxy and information statements and other information concerning the Company can be inspected and copied at the offices of the NYSE at 20 Broad Street, New York, New York.

                               TABLE OF CONTENTS

                                                  PAGE
                                                  ----
ADDITIONAL INFORMATION..........................  (iii)
PROSPECTUS SUMMARY..............................    1
  The Company...................................    1
  Risk Factors..................................    3
  Recent Developments...........................    3
  The Hotels....................................    6
  The Hotel Industry............................    7
  The Lessee....................................    8
  Distribution Policy...........................    8
  Tax Status....................................    9
  The Offering..................................    9
  Summary Financial Data........................   10
RISK FACTORS....................................   12
  Risk that Pending Acquisitions Will Not
    Close.......................................   12
  Growth Strategy...............................   12
  Lack of Control over Operations of the
    Hotels......................................   13
  Acquisition of Hotels with Limited Operating
    History.....................................   13
  Multi-Hotel Acquisition Risks.................   13
  Hotel Industry Risks..........................   14
  Risks of Leverage.............................   17
  Conflicts of Interest.........................   18
  Real Estate Investment Risks..................   19
  Tax Risks.....................................   22
  Ownership Limitation..........................   23
  Common Share Price Fluctuations and Trading
    Volume......................................   23
  Ability of Board of Trustees to Change Certain
    Policies....................................   24
  Limitation on Acquisition and Change in
    Control.....................................   24
  Adverse Effect of Shares Available for Future
    Issuance and Sale on Market Price of Common
    Shares......................................   25
THE COMPANY.....................................   26
ACQUISITIONS....................................   26
  The DeBoer Hotels.............................   26
  Residence Inn-Portland, Maine.................   27
  The Atlanta Hotels............................   27
USE OF PROCEEDS.................................   27
PRICE RANGE OF COMMON SHARES AND
  DISTRIBUTIONS.................................   28
CAPITALIZATION..................................   29
SELECTED FINANCIAL INFORMATION..................   30
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS....................................   35
  Background....................................   35
  Results of Operations.........................   36
  Liquidity and Capital Resources...............   39
  Inflation.....................................   42
  Seasonality of Hotel Business.................   42
BUSINESS AND PROPERTIES.........................   44
  The Hotel Industry............................   44
  Business Strategy.............................   45
  Acquisition Strategy..........................   45
  Internal Growth Strategy......................   47
  The Hotels....................................   48
  Property Descriptions.........................   49
  The Current Hotels............................   49
  The Acquisition Hotels........................   51
  The Percentage Leases.........................   56

                                                  PAGE
                                                  ----
  Franchise Licenses and Marriott Management
    Agreements..................................   61
  Operating Practices...........................   63
  Employees.....................................   64
  Environmental Matters.........................   64
  Competition...................................   65
  Legal Proceedings.............................   65
MANAGEMENT......................................   66
  Trustees and Executive Officers...............   66
  Audit Committee...............................   67
  Compensation Committee........................   67
  Executive Compensation........................   67
  Compensation of Trustees......................   67
  Fisher Employment Agreement; Exclusive Hotel
    Development Agreement and Covenant Not to
    Compete.....................................   68
  Bulger Employment Agreement...................   68
  1994 Share Incentive Plan.....................   68
  The Trustees' Plan............................   71
THE LESSEE......................................   72
  General.......................................   72
  Management Team...............................   72
PRINCIPAL SHAREHOLDERS..........................   73
SHARES AVAILABLE FOR FUTURE SALE................   75
PARTNERSHIP AGREEMENT...........................   76
  Management....................................   76
  Transferability of Interests..................   77
  Capital Contribution..........................   77
  Redemption Rights.............................   77
  Registration Rights...........................   78
  Operations....................................   78
  Distributions.................................   78
  Allocations...................................   79
  Term..........................................   79
  Tax Matters...................................   79
  Preferred Units...............................   79
FEDERAL INCOME TAX CONSIDERATIONS...............   79
  Taxation of the Company.......................   80
  Requirements for Qualification................   81
  Failure to Qualify............................   90
  Taxation of Taxable U.S. Shareholders.........   90
  Taxation of Shareholders on the Disposition of
    the Common Shares...........................   91
  Capital Gains and Losses......................   91
  Information Reporting Requirements and Backup
    Withholding.................................   91
  Taxation of Tax-Exempt Shareholders...........   91
  Taxation of Non-U.S. Shareholders.............   92
  Other Tax Consequences........................   93
  Tax Aspects of the Partnership and the
    Subsidiary Partnerships.....................   93
  Sale of the Partnership's or a Subsidiary
    Partnership's Property......................   96
UNDERWRITING....................................   98
LEGAL MATTERS...................................   98
EXPERTS.........................................   99
INCORPORATION OF CERTAIN DOCUMENTS BY
  REFERENCE.....................................   99
GLOSSARY........................................  101
INDEX TO FINANCIAL STATEMENTS...................  F-1

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and the notes thereto appearing elsewhere in this Prospectus. Unless the context otherwise indicates, all references herein to (i) the "Company" include Innkeepers USA Trust, its wholly-owned subsidiaries, Innkeepers USA Limited Partnership and its subsidiary partnerships, which are owned 99% by Innkeepers USA Limited Partnership and 1% by Innkeepers USA Trust or its wholly-owned subsidiaries, (ii) the "Partnership" include Innkeepers USA Limited Partnership and its subsidiary partnerships and
(iii) the "Lessee" include JF Hotel, Inc. and its sister corporations which have identical ownership and are under common control with JF Hotel, Inc. Except as otherwise noted, all of the information in this Prospectus assumes no exercise of the Underwriters' overallotment option. See "Glossary" for the definitions of certain capitalized terms used in this Prospectus. This Prospectus contains forward-looking statements, which involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward looking statements. Factors that might cause such a difference include those discussed in "Risk Factors."

                                  THE COMPANY

     Innkeepers USA Trust is a self-administered REIT that owns 22 hotels (the "Current Hotels") with an aggregate of 2,511 rooms. Since its initial public offering in September 1994 (the "IPO"), the Company has tripled the number of Hotels it owns. In addition, the Company has entered into agreements to acquire the ten Acquisition Hotels containing an additional 1,401 rooms. Upon the closing of the acquisition of the Acquisition Hotels, which is expected to occur concurrent with or shortly after the closing of the Offering, the Company will
(i) own 32 Hotels with an aggregate of 3,912 rooms in fourteen states, (ii) have invested approximately $270 million in hotel acquisitions and renovations, at cost, and increased the number of hotels it owns by more than four times since the IPO, and (iii) own more extended-stay hotels than any other publicly-traded lodging REIT and be one of the largest owners of Residence Inn hotels. The Company's strategy is to continue its growth primarily through the acquisition of existing and newly-developed upscale extended-stay hotels, such as Residence Inn hotels, that are located in markets with relatively high barriers to entry. In addition, the Company intends to pursue the acquisition of underperforming mid-price hotels that can be renovated and converted to premium franchise brands, such as Hampton Inn and Courtyard by Marriott(R). The Company also intends to grow internally through participation in any increased revenue from the Hotels. The following chart sets forth certain information with respect to the Hotels:

                                                                                            PERCENT OF
                                              CURRENT   ACQUISITION    THE      NUMBER        HOTELS
             FRANCHISE AFFILIATION            HOTELS      HOTELS      HOTELS   OF ROOMS    BY FRANCHISE
    ----------------------------------------  -------   -----------   ------   ---------   ------------
    Residence Inn...........................     11           9         20       2,323          62.5%
    Hampton Inn.............................      7           1          8       1,059          25.0
    Comfort Inn(1)..........................      2          --          2         227           6.3
    Holiday Inn Express(2)..................      1          --          1         164           3.1
    Sheraton Inn............................      1          --          1         139           3.1
                                                 --          --         --       -----         -----
              Total.........................     22          10         32       3,912         100.0%

---------------

(1) The Company has received a commitment from Promus Hotels, Inc. ("Promus") for a Hampton Inn Franchise License for the Comfort Inn-Woburn, Massachusetts hotel, subject to the completion of certain renovations and improvements, which are expected to cost approximately $2.0 million and are expected to be completed in the first quarter of 1997. See "Business and Properties -- Franchise Licenses and Marriott Management Agreements."
(2) The Company has received a commitment from Holiday Inn Franchising, Inc. ("Holiday Inn Franchising") for a Holiday Inn Express & Suites(R) Franchise License for the Holiday Inn Express-Lexington, Massachusetts hotel, subject to the completion of certain renovations and improvements, which are expected to cost approximately $1.0 million and are expected to be completed in the first quarter of 1997.

     The Company has focused its acquisition strategy on the upscale extended-stay segment because of the favorable supply/demand imbalance and relatively strong hotel revenue performance currently being experienced within this segment. Of the 25 hotels purchased since the IPO, including the ten Acquisition Hotels, 19 hotels, or 76%, have been Residence Inn hotels. Residence Inn is the leading brand in the extended-stay segment of the U.S. lodging industry, with more than 50% of all extended-stay rooms and more than 70% of all upscale extended-stay rooms. According to Marriott International, Inc. (with its subsidiaries, "Marriott"), for the year ended December 31, 1995, the average occupancy at Residence Inn hotels was 84.2%, compared to 65.3% for the entire U.S. lodging industry during the same period. As of August 9, 1996, there were 217 existing Residence Inn hotels.

     Seven of the Acquisition Hotels (the "DeBoer Hotels") are being purchased from partnerships affiliated with Jack P. DeBoer (the "DeBoer Group") for a total purchase price of approximately $108.0 million. Mr. DeBoer is credited with creating the franchised extended-stay lodging concept when he founded the Residence Inn brand in 1975. The DeBoer Group has agreed to contribute all of its equity in the DeBoer Hotels to Innkeepers USA Limited Partnership (the "Partnership") in exchange for approximately 4,113,000 preferred units of limited partnership interest in the Partnership (the "Preferred Units"), which were assumed to have a value of $11.00 per Preferred Unit (or an aggregate of $45.2 million) for purposes of calculating the purchase price of the DeBoer Hotels, and which have a value of approximately $44.7 million based on the Offering Price. Upon the closing of the Offering, the DeBoer Group will beneficially own 15.9% of the Common Shares, assuming full redemption into Common Shares of all units of partnership interest in the Partnership (the "Units") and Preferred Units. In addition, Mr. DeBoer has agreed to join the Company's Board of Trustees. The seven DeBoer Hotels and the two remaining Residence Inn Acquisition Hotels will be managed by Marriott pursuant to separate management agreements (the "Marriott Management Agreements") between Marriott and the Lessee. Additionally, in connection with the acquisition of the DeBoer Hotels by the Company, Marriott will receive Units having a value of $500,000 (the "Release Units") in exchange for releasing the existing management contracts relating to such Hotels.

     The Company currently owns 11 Residence Inn hotels franchised by Marriott, and Marriott will manage the DeBoer Hotels and the two remaining Residence Inn Acquisition Hotels pursuant to the Marriott Management Agreements. The Company expects that Marriott will manage certain additional Residence Inn hotels that may be acquired from Marriott in the future, although no assurance can be given in this regard. In addition, Marriott may provide the Company with Residence Inn hotel acquisition opportunities that might not otherwise be available to the Company, such as the Residence Inn-Portland, Maine hotel that Marriott has agreed to sell to the Company in exchange for cash and Units. Additionally, the Company believes that Marriott's management of Company-owned Hotels will enable the Company to realize the benefits of Marriott's resources and broad-based hotel operations experience in order to enhance the Company's ability to grow.

     The Company has achieved significant internal growth through its participation in the revenue growth at the Current Hotels. For the three months ended June 30, 1996, on a pro forma basis, revenue per available room ("REVPAR") at the Current Hotels (excluding the Comfort Inn-Woburn, Massachusetts hotel, which was acquired by the Company in August 1996) increased by 10.6% compared to the three months ended June 30, 1995, which represented the highest pro forma REVPAR growth rate among publicly-traded lodging REITs for that period. In addition, actual funds from operations ("FFO") per share during the three months ended June 30, 1996, compared to the three months ended June 30, 1995 increased from $0.24 to $0.33 per share, an increase of $0.09 or 37.5%, which represented the second highest FFO growth rate among all publicly-traded lodging REITs and the third highest FFO growth rate among all publicly-traded REITs. For the six months ended June 30, 1996, on a pro forma basis, REVPAR at the Current Hotels (excluding the Comfort Inn-Woburn, Massachusetts hotel, which was acquired by the Company in August 1996) increased by 9.1% compared to the six months ended June 30, 1995, which was the second highest growth rate among publicly-traded lodging REITs for that period. As a result of the Company's revenue growth, the Company has increased its annual distribution rate per share since the IPO from $0.775 to $0.90.

     Upon closing of the acquisition of the Acquisition Hotels, 62.5% of the Company's Hotels will be upscale extended-stay hotels. Extended-stay generally refers to an average length of stay of at least five consecutive room nights at a particular hotel. The Company believes that the extended-stay segment of the lodging industry is attractive because of the following primary factors: (i) demand for extended-stay hotels is increasing due to economic and social changes resulting from the increased number of corporate reorganizations and trends toward downsizing and out-sourcing of various functions and the increased mobility of the workforce and technological improvements which have allowed businesses to relocate outside of large metropolitan areas; (ii) the demand for hotel rooms by guests who stay longer than five consecutive room nights exceeds the number of extended-stay hotel rooms by 7 to 1, according to industry sources (See "Hotel Industry"); (iii) extended-stay hotels offer a more consistent revenue stream due to higher average occupancy and longer stays by guests than in traditional hotels; and (iv) the strong performance of the Company's existing upscale extended-stay Hotels, which generated REVPAR growth of 10.3% for the six months ended June 30, 1996, as compared to the six months ended June 30, 1995.

     The Company will also consider the acquisition of selected mid-price hotels that the Company believes will achieve substantial improvement in revenues through refurbishment and repositioning, which may include the rebranding of the hotels. As an example, after its acquisition of the Ramada Inn-Germantown, Maryland hotel in May 1995, the Company commenced an approximately $2.0 million renovation and repositioning of the hotel as a Hampton Inn. For the three months ended June 30, 1995, REVPAR at the hotel was $30.73. For the three months ended June 30, 1996, the first quarter following completion of such renovations, REVPAR had improved to $39.79, which represented an increase of approximately 29.5%. The Company is currently undertaking an approximately $2.0 million renovation of the Comfort Inn-Woburn, Massachusetts hotel, in connection with the repositioning of the hotel as a Hampton Inn, and is also converting an existing building into 32 suites at the Holiday Inn Express-Lexington, Massachusetts hotel, in connection with the conversion of the hotel to a Holiday Inn Express & Suites.

     The Company intends to utilize the Line of Credit to acquire additional hotels and for certain other business purposes. Following the closing of the Offering and the application of the net proceeds as described in "Use of Proceeds," the Company will have (i) outstanding indebtedness of approximately $99.6 million, including (a) approximately $30 million under its existing term loan with the Lender (the "Term Loan"), (b) approximately $42 million outstanding under the Line of Credit, and (c) approximately $27.6 million of existing indebtedness on certain of the Hotels, (ii) a borrowing capacity of approximately $28 million under the Line of Credit, and (iii) approximately $126.4 million in available borrowing capacity under the provision of the Company's Declaration of Trust which limits the consolidated indebtedness of the Company to 50% of its investment in hotels at cost after giving effect to the use of such indebtedness (the "Debt Limitation"), subject to certain debt coverage requirements contained in the Line of Credit agreements. Upon the closing of the Offering, the Company will own seven Hotels that do not secure any of its indebtedness. The Company intends to pursue additional borrowing capacity to permit it to borrow amounts up to the Debt Limitation. See "Risk Factors -- Risks of Leverage." "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                  RISK FACTORS

     An investment in the Common Shares involves various risks, and investors should carefully consider the matters discussed under "Risk Factors" beginning on page 12.

                              RECENT DEVELOPMENTS

     Pending Acquisitions. The Company has contracted to acquire the ten Acquisition Hotels for $142 million. The purchase prices are payable in, or with a combination of, cash, Units, Preferred Units and the assumption of approximately $24 million of existing indebtedness encumbering three of the DeBoer Hotels (the "Assumed Indebtedness"). The Company expects to close the acquisition of all ten of the Acquisition Hotels concurrent with or shortly after the closing of the Offering. The purchase agreements under which the Company will acquire the Acquisition Hotels contain customary closing and other conditions. There is no assurance that the Company will close any of the Acquisition Hotels. See "Risk Factors -- Risk that Pending Acquisitions Will Not Close."

     The DeBoer Hotels are being acquired from the DeBoer Group for a total purchase price of approximately $108.0 million, consisting of (i) approximately 4,113,000 Preferred Units, which were assumed to have a value of $11.00 per Preferred Unit (or an aggregate of $45.2 million) for purposes of calculating the purchase price of the DeBoer Hotels, and which have a value of approximately $44.7 million based on the Offering Price, (ii) the assumption and immediate repayment of approximately $38.8 million of outstanding mortgage indebtedness and (iii) the assumption of the approximately $24 million of Assumed Indebtedness. Additionally, in connection with the acquisition of the DeBoer Hotels by the Company, Marriott will receive the Release Units having a value of $500,000 in exchange for releasing the existing management contracts relating to such Hotels. Marriott will have the right, on or after the first anniversary of the issuance of the Release Units, to redeem the Release Units for cash or, at the option of the Company, Common Shares on a one-for-one basis. The DeBoer Group will own approximately 15.9% of the outstanding Common Shares upon closing of the acquisition of the DeBoer Hotels, assuming full redemption into Common Shares of all Units and Preferred Units. Mr. DeBoer, individually, will beneficially own approximately 10.1% of the outstanding Common Shares, assuming full redemption into Common Shares of all Units and Preferred Units. Annual preferred distributions of $1.10 are payable on each Preferred Unit, which may increase to up to $1.155 for each Preferred Unit, based on increases in dividends payable on the Common Shares. The Preferred Units are convertible at any time into Units on a one-for-one basis (the "Preferred Conversion Right"). On or after the second anniversary of the issuance of the Preferred Units, the DeBoer Group will have the right to redeem all outstanding Preferred Units (or Units received upon exercise of the Preferred Conversion Right) for cash or, at the option of the Company, Common Shares on a one-for-one basis. See "Risk Factors -- Adverse Effect of Shares Available For Future Issuance and Sale on Market Price of Common Shares" and "Partnership Agreement -- Preferred Units." Due to the potential adverse tax consequences to members of the DeBoer Group that may result from a sale of the DeBoer Hotels, the Company has agreed with the DeBoer Group that for a period of up to ten years following the closing of the acquisition of the DeBoer Hotels, any taxable sale of a DeBoer Hotel will require the consent of the applicable members of the DeBoer Group. See "Risk Factors -- Conflicts of Interest." In addition, due to potential adverse tax consequences, the Company has agreed with the DeBoer Group, for a period of up to ten years following the closing of the acquisition of the DeBoer Hotels, to maintain at all times outstanding indebtedness of at least approximately $42 million, subject to reduction upon the occurrence of certain events, including certain redemptions or taxable transfers of Preferred Units by the applicable members of the DeBoer Group (the "Required Indebtedness"). In the event that the Company fails to maintain the Required Indebtedness, the Company will be liable for any resulting income tax liabilities incurred by the applicable members of the DeBoer Group. See "Risk Factors -- Risks of Leverage." After the closing of the acquisition of the DeBoer Hotels, Mr. DeBoer will become a Trustee of the Company.

     The Residence Inn-Portland, Maine hotel is being acquired from Marriott for a purchase price of approximately $6.2 million. Marriott has agreed to accept Units with a value of $859,000 (the "Marriott Units"), or approximately 14% of the purchase price, as a portion of the purchase consideration for the hotel. Marriott will have the right to redeem the Marriott Units, at any time on or after the first anniversary of issuance at a per Unit price equal to the greater of the Offering Price or the market price of the Common Shares on the redemption date, payable in cash or, at the option of the Company, Common Shares with an equivalent value. See "Risk Factors -- Adverse Effect of Shares Available For Future Issuance and Sale on Market Price of Common Shares." Marriott will continue to manage the Residence Inn-Portland, Maine hotel following the closing of the acquisition of the hotel.

     To facilitate the financing and acquisition of the Residence Inn-Atlanta (Downtown), Georgia hotel and the Hampton Inn-Norcross, Georgia hotel (collectively, the "Atlanta Hotels") without causing the Company to incur indebtedness in excess of the Debt Limitation, JF Atlanta, LLC ("JF Atlanta") was formed to acquire such hotels. JF Atlanta is owned by Mr. Fisher, Chairman of the Company, and Mr. Shaw, President of the Lessee. JF Atlanta acquired the Atlanta Hotels on September 6, 1996 for a purchase price of approximately $27.8 million (including closing and financing costs incurred to date). The Company has entered into agreements with JF Atlanta to acquire the Atlanta Hotels concurrent with or immediately after the closing of the Offering for a purchase price equal to the actual cost incurred by JF Atlanta in acquiring and financing the Atlanta Hotels plus any capital contributed by the owners of JF Atlanta to fund any operating losses incurred by JF Atlanta prior to the sale of the Atlanta Hotels to the Company. The Company has paid to JF Atlanta a deposit of $5.8 million, which is refundable in the event that the Offering is not completed. JF Atlanta utilized this deposit, together with a term loan from the Lender in the amount of approximately $22 million to finance the acquisition of the Atlanta Hotels. See "Risk Factors -- Risk that Pending Acquisitions Will Not Close," and
"-- Conflicts of Interest."

     Marriott Management. The Company currently owns 11 Residence Inn hotels franchised by Marriott, and Marriott will manage the DeBoer Hotels and the two remaining Residence Inn Acquisition Hotels pursuant to the Marriott Management Agreements. The Company expects that Marriott will manage certain additional Residence Inn hotels that may be acquired from Marriott in the future, although no assurances can be made in this regard. In addition, Marriott may provide the Company with Residence Inn acquisition opportunities that might not otherwise be available to the Company. The proposed acquisition of the Residence Inn-Portland, Maine hotel illustrates the benefits the Company hopes to realize from its relationship with Marriott. That hotel was developed by Marriott and opened in May 1996, and Marriott has agreed to sell such hotel to the Company, take approximately 14% of the purchase price for the hotel in the form of Units, and enter into a Marriott Management Agreement with the Lessee to operate the hotel.

     Recently Completed Acquisitions. Since the completion of the Company's follow-on public offering in October 1995 (the "Follow-on Offering"), the Company has implemented its acquisition growth strategy by acquiring the following four Hotels: the 164-room Holiday Inn Express-Lexington, Massachusetts hotel, in February 1996; the 96-room Residence Inn-Cherry Hill, New Jersey hotel and the 80-room Residence Inn-Harrisburg, Pennsylvania hotel, in May 1996; and the 100-room Comfort Inn-Woburn, Massachusetts hotel, in August 1996. See "Business and Properties -- The Current Hotels."

     Investment by Lessee Shareholders. The shareholders of the Lessee, Mr. Fisher, Chairman of the Company, and Mr. Shaw, President of the Lessee, have agreed that from and after the closing of the Offering they or their Affiliates will invest 75% of the Lessee's net income (after distributions to pay taxes and establishment of necessary working capital reserves) in Common Shares (or Units, if necessary to preserve the Company's REIT status). The Common Shares (or Units) will be acquired either directly from the Company at the then-current market price or in the open market, at the election of the Company's independent trustees (the "Independent Trustees"). Messrs. Fisher and Shaw have agreed to hold any such Common Shares (or Units) for at least one year after the date of the applicable purchase. Since the date of the Follow-on Offering, the Lessee and its Affiliates have purchased 53,050 Common Shares, and as of August 31, 1996, owned a total of 81,050 Common Shares in addition to the 413,595 Units and 85,608 Common Shares and Units beneficially owned by Mr. Fisher and Mr. Shaw, respectively, as of August 31, 1996.

                                   THE HOTELS

     The following table sets forth certain information with respect to the
Hotels:

                                                              PRO FORMA TWELVE MONTHS ENDED JUNE 30, 1996
                                                        -------------------------------------------------------
                                      YEAR   NUMBER OF     ROOM         LEASE
           CURRENT HOTELS            OPENED    ROOMS      REVENUE    PAYMENTS(1)   OCCUPANCY    ADR     REVPAR
------------------------------------ ------  ---------  -----------  -----------   ---------   ------   -------
Residence Inn hotels:
  Fremont, CA.......................  1985        80    $ 2,406,681  $1,066,544       87.7%    $93.72   $82.17
  Mountain View (Palo Alto), CA.....  1985       112      4,405,498   2,539,739       94.5     114.09   107.84
  San Jose, CA......................  1986        80      2,589,153   1,190,624       94.2      93.94    88.53
  Denver (South), CO................  1981       128      3,503,380   1,698,299       90.2      82.81    74.74
  Windsor, CT.......................  1986        96      2,499,048   1,015,352       83.6      85.30    71.31
  Troy (Central), MI................  1986       152      4,048,664   2,031,091       93.0      78.37    72.91
  Troy (Southeast), MI..............  1985        96      2,413,422   1,109,127       89.8      75.71    68.02
  Cherry Hill, NJ...................  1989        96      2,862,786   1,300,694       90.4      90.26    81.63
  Binghamton, NY....................  1987        72      1,871,931     845,522       83.6      84.90    70.99
  Harrisburg, PA....................  1988        80      2,097,125     901,645       83.3      85.12    70.92
  Richmond, VA......................  1986        80      1,996,138     853,874       85.1      80.08    68.15
Hampton Inns:
  Naples, FL........................  1990       107      1,830,806     787,588       70.5      65.59    46.21
  Tallahassee, FL...................  1993        93      1,671,593     835,927       84.6      58.08    49.16
  West Palm Beach, FL...............  1986       136      1,889,651     678,293       69.5      55.08    38.25
  Germantown, MD....................  1987       176      1,800,512     681,716       45.9      60.59    27.83
  Albany/Latham, NY.................  1990       126      2,041,527   1,000,937       69.7      64.06    44.63
  Islandia (Long Island), NY........  1988       121      2,509,543   1,169,334       73.9      76.01    56.18
  Willow Grove
    (Philadelphia), PA..............  1991       150      3,152,170   1,670,752       80.7      71.02    57.34
Comfort Inns:
  Woburn, MA(2).....................  1981       100      1,500,257     507,175       71.8      56.81    40.81
  Allentown, PA.....................  1990       127      1,954,812   1,012,154       77.9      55.54    43.30
Holiday Inn Express:
  Lexington, MA(3)..................  1971       164      2,474,535     883,185       66.1      63.54    41.98
Sheraton Inn:
  Fort Lauderdale, FL...............  1988       139      2,264,027   1,009,907       72.3      60.05    43.41
                                               -----    ----------- -----------       ----     ------   ------
    Subtotal/Weighted average for
      Current Hotels................           2,511    $53,783,259 $24,789,479       78.2%    $74.81   $58.49
                                               -----    ----------- -----------       ----     ------   ------
ACQUISITION HOTELS
------------------------------------
Residence Inn hotels:
  San Mateo, CA.....................  1985       159      5,305,581   2,676,795       93.5      98.10    91.75
  Silicon Valley I, CA..............  1983       231      6,988,335   3,821,067       90.5      92.29    83.55
  Silicon Valley II, CA.............  1985       247      7,587,457   4,133,471       92.1      91.96    84.66
  Denver (Downtown), CO.............  1982       156      3,777,160   1,523,468       84.8      78.06    61.88
  Atlanta (Downtown), GA(4).........  1996       160            N/A   1,260,000        N/A        N/A      N/A
  Wichita East, KS..................  1981        64      1,504,716     576,706       82.3      78.29    64.45
  Portland, ME(4)...................  1996        78            N/A     430,000        N/A        N/A      N/A
  East Lansing, MI..................  1984        60      1,370,493     570,935       85.9      72.58    62.35
  Grand Rapids, MI..................  1984        96      2,113,586     924,239       87.3      69.12    60.35
Hampton Inn:
  Norcross, GA(4)...................  1996       150            N/A     665,000        N/A        N/A      N/A
                                               -----    ----------- -----------       ----     ------   ------
    Subtotal/Weighted Average for
      Acquisition Hotels............           1,401    $28,647,328 $16,581,681       88.7%    $86.78   $76.99
                                               -----    ----------- -----------       ----     ------   ------
  Consolidated total/Weighted
    average for all Hotels..........           3,912    $82,430,587 $41,371,160       81.3%    $78.63   $63.89
                                               =====    =========== ===========       ====     ======   ======

---------------

(1) Represents payments of Rent from the Lessee to the Company calculated on a pro forma basis by applying the rent provisions in the Percentage Leases using historical room revenues of the Hotels as if July 1, 1995 was the beginning of the lease year.
(2) The Company has received a commitment from Promus for a Hampton Inn Franchise License for the Comfort Inn-Woburn, Massachusetts hotel, subject to the completion of certain renovations and improvements which are expected to cost approximately $2.0 million and are expected to be completed during the first quarter of 1997. See "Business and Properties -- Franchise Licenses and Marriott Management Agreements."
(3) The Company has received a commitment from Holiday Inn Franchising for a Holiday Inn Express & Suites Franchise License for the Holiday Inn Express-Lexington, Massachusetts hotel, subject to the completion of certain renovations and improvements, which are expected to cost approximately $1.0 million and are expected to be completed in the first quarter of 1997.
(4) Because this recently developed Hotel had no substantive operations for the period presented, the Percentage Lease payment is assumed to be equal only to the Base Rent provided for in the Percentage Lease for this Hotel, and does not include any Percentage Rent in excess of Base Rent, which the Company expects will be payable in future periods.

                               THE HOTEL INDUSTRY

TRADITIONAL LODGING INDUSTRY

     The fundamentals of the lodging industry have improved significantly in each year since 1991. The industry as a whole generated record earnings in 1995, with industry-wide pre-tax profits of $8.5 billion. This was up 55% from $5.5 billion in pre-tax profits in 1994, and represented the industry's third consecutive year of profitability. Coopers & Lybrand Hospitality Directions, January 1996 ("Hospitality Directions") projects that industry pre-tax profits will reach $14.7 billion in 1998.

     The industry's profitability has been fueled by four consecutive years in which the growth in demand for hotel rooms has exceeded the growth in room supply. Industry-wide growth in room demand exceeded the growth in total room supply by 1.7%, 2.2%, 2.6% and 1.1% in 1992, 1993, 1994 and 1995, respectively.
This trend has continued in the first seven months of 1996, with demand growth exceeding supply growth by 1.1% despite harsh winter weather conditions affecting many markets.

     This sustained, favorable relationship between demand growth and supply growth has enabled the industry to increase REVPAR every year since 1991. REVPAR for the industry as a whole grew 3.2%, 5.6% 6.5% and 6.0% in 1992, 1993, 1994 and 1995, respectively. This trend has continued in the first seven months of 1996, with REVPAR growing by 7.7%. Hospitality Directions forecast industry-wide REVPAR gains averaging approximately 5% annually in the period 1996 through 1998.

EXTENDED-STAY SEGMENT

     The Company believes that the extended-stay lodging segment offers a more consistent revenue stream due to higher average occupancy rates and longer average stays by guests than in traditional hotels. Demand for extended-stay lodging has been stimulated by the economic and social changes resulting from the increased number of corporate reorganizations and trends toward downsizing and out-sourcing of various functions, the increased mobility of the workforce and technological improvements which have allowed businesses to relocate outside of large metropolitan areas. These changes have created new accommodation needs for, among others, corporate executives and trainees, consultants, sales representatives, construction workers and people in between jobs or homes. For the year ended December 31, 1995, demand for hotel rooms by guests who stay longer than five consecutive room nights exceeded the number of dedicated extended-stay rooms by 7 to 1, according to an April 1996 study conducted by D.K. Shiflett & Associates, an independent marketing research firm.

MID-PRICE SEGMENT

     The fundamentals are similarly favorable in the mid-price segment in which the 12 non-extended-stay Hotels operate. According to Smith Travel Research, demand for mid-price rooms grew at approximately 3.8% in 1995, while the supply of new mid-price rooms increased only approximately 2.6%. Carrying this trend forward, demand for mid-price rooms increased by approximately 3.4% during the seven months ended July 31, 1996, compared to an approximately 2.8% increase in new mid-price room supply in the same period. REVPAR at mid-price hotels grew 6.4% in 1995, and increased 7.3% in the seven months ended July 31, 1996, compared to the seven months ended July 31, 1995. Hospitality Directions forecasts that the mid-price segment will achieve REVPAR gains averaging approximately 4.5% annually in the period 1996 through 1998.

                                   THE LESSEE

     The Company believes that the quality of the on-site hotel operators is important to the future growth in Percentage Lease revenue from the Hotels. Upon the closing of the Offering, the Lessee will lease all of the Hotels pursuant to the Percentage Leases and will operate 18 of the Hotels. Marriott will operate the nine Residence Inn Acquisition Hotels pursuant to the Marriott Management Agreements. The Company also expects that certain additional Residence Inn hotels that may be acquired from Marriott in the future will be managed by Marriott, although no assurance can be made in that regard. Marriott is the largest operator of extended-stay hotels in the U.S., with 108 extended-stay hotels under management as of August 9, 1996. The Company believes that Marriott's management of Company-owned Hotels will enable the Company to realize the benefits of Marriott's resources and broad-based hotel operations experience in order to enhance the Company's ability to grow. TMH Hotels, Inc. ("TMH") operates five of the Current Hotels pursuant to separate management agreements with the Lessee (the "TMH Management Agreements"). See "Business and
Properties -- The Percentage Leases." The Lessee is owned by Mr. Fisher and Mr. Shaw. The Lessee employs approximately 900 people. Under the Percentage Leases, the Lessee generally is required to perform or provide for all operational and management functions necessary to operate the Hotels. Such functions include accounting, periodic reporting, ordering supplies, advertising and marketing, maid service, laundry, and repair and maintenance. In addition to operating 18 of the Hotels following the closing of the Offering, the Lessee employs three regional managers who oversee the operation of all of the Hotels, including those managed by third-party operators. The primary responsibility of these regional managers is to assist general managers and sales directors in developing, implementing and evaluating sales and marketing efforts. The Lessee is entitled to all revenue from the Hotels after payment of Rent under the Percentage Leases and other operating expenses, including any management fees payable to third-party managers. See "The Lessee."

                              DISTRIBUTION POLICY

     The following table sets forth the cash distributions declared per share since inception of the Company:

    1994
    Fourth Quarter............................................................  $0.19375
    1995
    First Quarter.............................................................   0.19375
    Second Quarter............................................................   0.215
    Third Quarter.............................................................   0.215
    Fourth Quarter............................................................   0.215
    1996
    First Quarter.............................................................   0.225
    Second Quarter............................................................   0.225
    Third Quarter(1)..........................................................   0.225

---------------

(1) On September 18, 1996, the Company's Board of Trustees declared a quarterly distribution of $0.225 per share, paid on October 15, 1996 to all holders of record of the Common Shares on September 27, 1996.

     Future distributions paid by the Company will be at the discretion of the Board of Trustees and will depend on the Company's actual Cash Available for Distribution, its financial condition, capital requirements, the distribution requirements under federal income tax provisions for qualification as a REIT and such other factors as the Board may deem relevant.

                                   TAX STATUS

     The Company elected to be taxed as a REIT under sections 856-860 of the Internal Revenue Code of 1986, as amended (the "Code"), commencing with its short taxable year ended December 31, 1994. If the Company qualifies for taxation as a REIT, with certain exceptions, the Company will not be subject to federal income tax at the Company level on its taxable income that is distributed to its shareholders. A REIT is subject to a number of organizational and operational requirements, including a requirement that it currently distribute to its shareholders at least 95% of its annual taxable income. Although the Company does not intend to request a ruling from the Internal Revenue Service (the "Service") as to its REIT status, the Company will receive at the closing of the Offering an opinion of its legal counsel that the Company qualifies as a REIT, which opinion is based on certain assumptions and representations and is not binding on the Service or any court. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain federal, state and local taxes on its income and property. The Company has adopted the calendar year as its taxable year. In connection with the Company's election to be taxed as a REIT, the Company's Declaration of Trust imposes restrictions on the transfer of Common Shares. Failure to qualify as a REIT will render the Company subject to federal income tax (including any applicable minimum tax) on its taxable income at regular corporate rates and distributions to the holders of Common Shares in any such year will not be deductible by the Company. See "Risk Factors -- Tax Risks" and "-- Limitation on Acquisition and Change of Control -- Ownership Limitation" and "Federal Income Tax Considerations -- Taxation of the Company."

                                  THE OFFERING

Common Shares offered by the Company.........  10,000,000
Common Shares to be outstanding after the
  Offering...................................  20,829,153(1)
Use of Proceeds..............................  To fund a portion of the costs of acquiring the Acquisition Hotels, to repay outstanding
                                               indebtedness, to fund future acquisitions and
                                               for working capital.
NYSE symbol..................................  KPA

---------------

(1) Includes an aggregate of 30,896 restricted Common Shares issued to the Trustees of the Company other than Mr. Fisher, 330 shares issued in connection with the Company's dividend reinvestment plan and 526 Units which were redeemed by the Company for Common Shares subsequent to June 30, 1996. Excludes approximately 4,984,590 Common Shares issuable upon redemption of Units held by Limited Partners of the Partnership, including 4,112,727 Preferred Units and 124,966 Units (based on the Offering Price) to be issued in connection with the acquisition of certain of the Acquisition Hotels. Also excludes Common Shares issuable under the Company's 1994 Share Incentive Plans and the Trustees Share Incentive Plan. On a fully diluted basis, there will be 25,813,743 Common Shares and Units outstanding upon the closing of the Offering. See "Management -- Executive Compensation," "-- Compensation of Trustees" and "Partnership
     Agreement -- Redemption Rights."

                             SUMMARY FINANCIAL DATA

    The following table sets forth summary historical and pro forma operating and financial data for the Company. Such data should be read in conjunction with the financial statements and notes thereto contained elsewhere or incorporated by reference in this Prospectus. The pro forma operating and other data for the Company and the Lessee is presented as if the acquisition of the Hotels, and the closing of the Follow-on Offering and the Offering had occurred as of the beginning of the periods presented and therefore incorporates certain assumptions that are included in the Notes to the Pro Forma Consolidated Statements of Income included elsewhere in this Prospectus. The pro forma balance sheet data is presented as if the acquisition of the Acquisition Hotels, the Offering and the application of the proceeds of the Offering had occurred on June 30, 1996.
                              INNKEEPERS USA TRUST

         SUMMARY HISTORICAL AND PRO FORMA OPERATING AND FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                      PRO FORMA(1)
                                                              -------------------------------------------------------------
                                                                                                                    TWELVE
                                                                                                                    MONTHS
                                   HISTORICAL                                                                       ENDED
                     ---------------------------------------                      YEAR ENDED                       JUNE 30,
                      PERIOD FROM                                              DECEMBER 31, 1995                     1996
                     SEPTEMBER 30,                            ---------------------------------------------------  --------
                         1994                                                                                      CURRENT
                      (INCEPTION)       YEAR      SIX MONTHS    CURRENT HOTELS     ACQUISITION HOTELS               HOTELS
                        THROUGH        ENDED        ENDED     ------------------  --------------------             --------
                     DECEMBER 31,   DECEMBER 31,   JUNE 30,    BEFORE    AFTER    OPERATING    OTHER       THE      BEFORE
                         1994           1995         1996     OFFERING(2) OFFERING HOTELS(3) HOTELS(4)   HOTELS    OFFERING(2)
                     -------------  ------------  ----------  --------  --------  ---------  ---------  ---------  --------
OPERATING DATA:
Percentage Lease
 revenue(5).........    $ 1,480       $ 11,268     $ 12,050   $23,137   $23,137    $13,022    $ 2,355   $  38,514  $24,789
Income before
 minority
 interest...........        420          3,864        4,476     5,468     5,911      5,060        565      11,536    6,989
Net income per
 Common Share
 outstanding(6).....    $  0.08       $   0.57     $   0.39                                             $    0.32
Weighted average
 number of Common
 Shares and Common
 Share equivalents
 (Units)
 outstanding........      5,383          6,836       11,569                                                21,700
OTHER DATA:
Lessee room
 revenue............    $ 3,404       $ 24,412     $ 25,333   $51,278   $51,278    $26,876    $     0   $  78,154  $53,783
Funds from
 operations(7)......        915          7,017        7,490    12,615    13,058      9,616      1,992      24,666   14,136
Cash Available for
 Distribution(8)....        924          6,453        6,859    11,362    11,805      8,431      2,006      22,242   12,787
Cash provided by
 operating
 activities(9)......        670          4,925        6,957                                                25,604
Cash used in
 investing
 activities(10).....       (172)       (90,929)     (29,516)                                             (198,624)
Cash provided (used)
 by financing
 activities(11).....     (1,764)        86,642       26,977                                               190,976

                                      TWELVE MONTHS ENDED                         SIX MONTHS ENDED
                                         JUNE 30, 1996                              JUNE 30, 1996
                      -----------------------------------------  ---------------------------------------------------
                                 ACQUISITION HOTELS                CURRENT HOTELS     ACQUISITION HOTELS
                                --------------------             ------------------  --------------------
                       AFTER    OPERATING    OTHER       THE      BEFORE    AFTER    OPERATING    OTHER       THE
                      OFFERING  HOTELS(3)  HOTELS(4)   HOTELS    OFFERING(2) OFFERING HOTELS(3) HOTELS(4)   HOTELS
                      --------  ---------  ---------  ---------  --------  --------  ---------  ---------  ---------
OPERATING DATA:
Percentage Lease
 revenue(5).........  $24,789    $14,227    $ 2,355   $  41,371  $13,013   $13,013    $ 6,869    $ 1,178   $  21,060
Income before
 minority
 interest...........    7,432      6,265        565      14,262    4,110     4,332      2,887        283       7,502
Net income per
 Common Share
 outstanding(6).....                                  $    0.45                                            $    0.24
Weighted average
 number of Common
 Shares and Common
 Share equivalents
 (Units)
 outstanding........                                     21,700                                               21,700
OTHER DATA:
Lessee room
 revenue............  $53,783    $28,648    $     0   $  82,431  $27,840   $27,840    $13,966    $     0   $  41,806
Funds from
 operations(7)......   14,579     10,821      1,992      27,392    7,683     7,905      5,166        996      14,067
Cash Available for
 Distribution(8)....   13,230      9,565      2,006      24,801    6,972     7,194      4,552      1,003      12,749
Cash provided by
 operating
 activities(9)......                                     28,334                                               14,540
Cash used in
 investing
 activities(10).....                                   (206,275)                                            (133,007)
Cash provided (used)
 by financing
 activities(11).....                                    201,768                                              142,703

                                                       AT JUNE 30, 1996
                                                -------------------------------
                                                                 PRO FORMA
                                                 ACTUAL      AS ADJUSTED(1)(12)
                                                --------     ------------------
BALANCE SHEET DATA:
Investment in Hotels, at cost.................  $175,918          $325,684
Total assets..................................   175,428           344,175
Total long-term debt..........................    78,673            99,635
Minority interest in Partnership..............     6,084            46,594
Total shareholders' equity....................    87,550           194,825

Notes located on following page.

---------------

 (1) The pro forma information does not purport to represent what the Company's or the Lessee's financial position or results of operations actually would have been if the Company had in fact owned and leased to the Lessee the Current Hotels and the Acquisition Hotels at the beginning of the periods indicated, or to project the Company's or the Lessee's results of operations for any future period.
 (2) This pro forma information represents the results of operations for the Current Hotels as if the Current Hotels were owned by the Company at the beginning of the periods presented and leased to the Lessee under the Percentage Leases throughout the periods presented, but does not reflect any effects of the Offering.
 (3) Operating Hotels includes the following Acquisition Hotels, which had substantive room revenues for the periods presented: the Residence Inn-San Mateo, California; -Silicon Valley I, California; -Silicon Valley II, California; -Denver (Downtown), Colorado; -Wichita East, Kansas; -East Lansing, Michigan; and -Grand Rapids, Michigan hotels.
 (4) Other Hotels includes the following three Acquisition Hotels that had no substantive operations during the periods presented: the Residence Inn-Atlanta (Downtown), Georgia and -Portland, Maine hotels; and the Hampton Inn-Norcross, Georgia hotel.
 (5) With respect to the pro forma information, represents Rent payments from the Lessee to the Company calculated on a pro forma basis by applying the Rent provisions of the Percentage Leases to the historical room revenue of the Hotels as if the beginning of the periods presented were the beginning of the lease year and assumes the Company owned and leased the Current Hotels and the Acquisition Hotels throughout the periods presented. For the three Hotels that had no substantive operations for the periods presented, the Percentage Lease payment is assumed to be equal only to the Base Rent provided in the applicable Percentage Leases, and does not include Percentage Rent in excess of Base Rent which the Company expects will be payable in future periods.
 (6) Computed by dividing income before minority interest, less the distributions on the Preferred Units, by the weighted average number of Common Shares and Common Share equivalents (including Units) outstanding for the periods presented. For the periods presented, redemption of the Preferred Units into Common Shares would be antidilutive, and, therefore, fully diluted earnings per share is not presented.
 (7) Funds From Operations ("FFO") under the National Association of Real Estate Investment Trusts ("NAREIT") guidelines consists of net income, computed in accordance with generally accepted accounting principles, excluding gains or losses from debt restructuring and sales of property, plus depreciation of real property (including furniture, fixtures and equipment) and after adjustments for unconsolidated partnerships and joint ventures. Industry analysts generally consider FFO to be an appropriate measure of the performance of an equity REIT. FFO should not be considered as an alternative to net income or other measurements under generally accepted accounting principles as an indicator of operating performance or to cash flows from operating, investing or financing activities as a measure of liquidity. FFO does not reflect cash expenditures for capital improvements or principal repayment of debt. Under the Percentage Leases, the Company is obligated to make available to the Lessee 4% of room revenues for the periodic refurbishment and replacement of furniture, fixtures and equipment at the Hotels. See "Business and Properties -- The Percentage Leases."
 (8) Cash Available for Distribution is computed by subtracting from FFO the sum of (a) 4% of room revenues, which the Company is obligated by the Percentage Leases to make available to the Lessee for the periodic refurbishment and replacement of furniture, fixtures and equipment at the Hotels, and (b) principal amortization on long-term debt and adding the sum of (i) the amortization of franchise costs, (ii) the amortization of loan origination fees, and (iii) the amortization of unearned Trustees' compensation.
 (9) Pro forma cash provided by operating activities represents net income plus minority interest, depreciation and amortization, amortization of loan origination fees, and amortization of unearned Trustees' compensation. There are no adjustments included for changes in working capital items.
(10) Pro forma cash used in investing activities includes the purchase of the Hotels, the payment of certain franchise fees and 4% of room revenues, which the Company is obligated by the Percentage Leases to make available to the Lessee for the periodic refurbishment and replacement of furniture, fixtures and equipment at the Hotels.
(11) Pro forma cash provided (used) by financing activities is computed as the sum of (i) the product of actual distributions per share and per Unit for the periods presented and the pro forma Common Shares and Units outstanding; (ii) distributions on the Preferred Units; (iii) proceeds from the issuance of long-term debt used to acquire the Hotels; (iv) principal payments required on the long-term debt; (v) the proceeds from the Follow-on Offering and the Offering; and (vi) the payment of loan origination fees to the Lender.
(12) Adjusted to reflect the sale of 10,000,000 Common Shares and the application of the net proceeds as set forth in "Use of Proceeds."

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, prospective investors should carefully consider the following factors in evaluating an investment in the Common Shares offered hereby. The Prospectus contains forward looking statements, which involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below.

RISK THAT PENDING ACQUISITIONS WILL NOT CLOSE

     While the Company has entered into purchase agreements for the purchase of the Acquisition Hotels, has substantially completed its due diligence with respect to the Acquisition Hotels, and contemplates closing the Acquisition Hotels concurrent with or shortly after the closing of the Offering, there are no assurances that the Company will acquire one or more of the Acquisition Hotels. The purchase agreements pertaining to the Acquisition Hotels are subject to customary closing conditions, including closing conditions imposed by the lenders of the Assumed Indebtedness. In addition, the closing of the acquisition of the DeBoer Hotels is contingent upon all of such hotels being acquired simultaneously; provided that the Company may elect not to close the acquisition of individual hotels for which structural, environmental or title reports reveal material defects. If the Company does not complete the acquisition of any or all of the Acquisition Hotels, for whatever reason, concurrent with or shortly after the closing of the Offering, the net proceeds from the Offering designated for the purchase of such Acquisition Hotel or Acquisition Hotels will have no specific designated use. In such event, there is a risk that the Company would be unable to identify and close additional hotel acquisitions that meet the Company's acquisition criteria, and as a result the Company's Cash Available for Distribution to shareholders would be materially adversely affected. The Company has incurred approximately $250,000 in due diligence and related expenses in connection with investigating and preparing for the closing of the Acquisition Hotels; these expenses will not be recovered by the Company whether or not the closing of the Acquisition Hotels occurs. In the event that JF Atlanta does not convey the Atlanta Hotels to the Company as required under the applicable acquisition agreements, the Company may need to initiate legal action in order to obtain the prompt return of its $5.8 million deposit.

     During the period prior to the Company's acquisition of the Atlanta Hotels, such hotels may be damaged or destroyed without permitting full recovery through insurance, thus increasing the risk of loss of the Company's $5.8 million deposit. Additionally, in the event that JF Atlanta experiences financial difficulty, bankruptcy or defaults on the term loan applicable to the Atlanta Hotels, the Company's ability to acquire the Atlanta Hotels could be delayed or hindered and the $5.8 million deposit forfeited.

GROWTH STRATEGY

  Availability of Capital

     The ability of the Company to implement its growth strategy depends on access to capital necessary to invest in additional hotels through the use of borrowings, subsequent issuances of Common Shares or other securities or operating cash flow. The Company currently depends solely on the Lender to provide debt financing, including the Line of Credit and the Term Loan.

  Competition for Acquisitions

     Competition exists for investment opportunities in upscale extended-stay and mid-price hotels from entities organized for purposes substantially similar to the Company's objectives as well as other purchasers of hotels. The Company may be competing for such hotel investment opportunities with entities that have substantially greater financial resources than the Company or better relationships with franchisors, sellers or lenders. These entities may also generally be able to accept more risk than the Company prudently can manage. Competition may generally reduce the number of suitable hotel investment opportunities offered to the Company and increase the bargaining power of property owners seeking to sell, thereby increasing prices. See "Business and Properties -- Competition."

  Risk of Rapid Growth; Dependence on Third-Party Managers

     The Company's ability to grow is also dependent upon the ability of the Lessee and any third-party manager retained by the Lessee, such as Marriott or TMH, to manage effectively the Hotels, as well as any additional hotels in which the Company invests. The Lessee's or third-party managers' ability to operate additional hotels under Percentage Leases, the Marriott Management Agreements or the TMH Management Agreements, as applicable, with current staffing levels and office locations, may diminish as the Company acquires additional hotels. Such growth may require the Lessee to hire additional personnel, engage additional third-party managers, and to operate in new geographic locations. There can be no assurance that the Lessee or its third-party managers will effectively operate the Hotels. In the event that the Lessee and its third-party managers fail to effectively operate the Hotels, the Company's internal growth strategy and acquisition strategy would be more difficult to achieve and, therefore, Cash Available for Distribution could be adversely affected.

LACK OF CONTROL OVER OPERATIONS OF THE HOTELS

     The Company cannot operate the Hotels or participate in the decisions affecting the daily operations of the Hotels. See "-- Hotel Industry
Risks -- Dependence on Payments under Percentage Leases." Either the Lessee or third-party managers retained by the Lessee will control the daily operations of the Hotels. Marriott will provide management services for nine of the Acquisition Hotels pursuant to the Marriott Management Agreements with the Lessee and TMH provides management services for five of the Current Hotels pursuant to the TMH Management Agreements with the Lessee. Other than as set forth in the applicable Percentage Lease, the Company does not have the authority to require a Hotel to be operated in a particular manner, or to govern any particular aspect of its operation (e.g., setting room rates). Thus, even if the Company's management believes a hotel is being operated inefficiently or in a manner that does not result in a maximization of Rent to the Company, the Company cannot require a change in the method of operation. The Company is limited to seeking redress only if the Lessee violates the terms of the Percentage Leases, and then only to the extent of the remedies set forth therein. Remedies include the Company's ability to terminate the Percentage Leases upon certain limited events of default by the Lessee in the payment of Rent or failure by the Lessee to maintain the Franchise Licenses. See "Business and Properties -- The Percentage Leases." In addition, if the Company declares a default under the Percentage Leases, a default could concurrently be triggered under the Line of Credit and the Term Loan, which could result in a foreclosure of the Hotels securing the Line of Credit and the Term Loan.

ACQUISITION OF HOTELS WITH LIMITED OPERATING HISTORY

     Three of the Acquisition Hotels have little or no operating history. The Company has calculated the Percentage Rent formulas for these hotels based on its projections of occupancy and ADR for the twelve months following the opening of such hotels in the areas in which each of these Hotels is located. Consequently, the Company will be subject to risks that these Hotels will not achieve anticipated occupancy or ADR levels or may not achieve such levels within projected time frames. During the start-up period for such new hotels, room revenues may be less than required to result in the payment of Percentage Rent at levels at a particular hotel that provide the Company with an attractive return on its investment.

MULTI-HOTEL ACQUISITION RISKS

     Since the IPO, the Company has increasingly emphasized and intends to continue to emphasize acquisitions of multiple hotels in a single transaction in order to enable the Company to more rapidly expand its hotel portfolio. Multiple-hotel acquisitions are, however, often more complex, require a larger investment of management's time, and may require additional financial and other resources than single-hotel acquisitions. The risk that a multiple-hotel acquisition will not close may be greater than in a single-hotel acquisition. If the Company fails to close hotel acquisitions, its ability to increase Cash Available for Distribution will be limited. Another risk associated with multiple-hotel acquisitions is that a seller may require that a group of hotels be purchased as a package, even though one or more of the hotels in the package does not meet the Company's investment criteria. In such cases, the Company may purchase the group of hotels with the intent to re-sell those which do not meet its criteria. In such circumstances, there is no assurance as to how quickly the Company could sell such hotels, the price at which they could be sold or limitations on resale imposed by the seller. Such hotels might reduce Cash Available for Distribution if they operate at a loss during the time the Company holds them for sale or if the Company sells them at a loss. In addition, under the Code, a REIT's gain from the sale of a hotel acquired with the intent to re-sell within four years of the date of acquisition potentially could be subject to a 100% tax. See "Federal Income Tax Considerations -- Taxation of the Company."

HOTEL INDUSTRY RISKS

  Dependence on Payments under Percentage Leases

     Certain rules relating to the qualification of a REIT prohibit a REIT from operating hotels. Therefore, the Company leases the Current Hotels and will lease the Acquisition Hotels to the Lessee pursuant to the Percentage Leases. The Company's primary source of revenue is Rent payments under the Percentage Leases. The Company must rely on the Lessee and any third-party managers retained by the Lessee, such as Marriott and TMH, to operate effectively the Hotels in a manner that generates sufficient cash flow to enable the Lessee to make the Rent payments under the Percentage Leases. Ineffective operation of the Hotels may result in the Lessee being unable to pay Rent to the Company, including the higher tier Percentage Rent necessary for the Company to fund its current level of distributions to shareholders. The obligations of the Lessee under the Percentage Leases are not secured. Other than working capital, the Lessee will have nominal assets, which may be insufficient to satisfy any claims the Company may have upon a default by the Lessee under the Percentage Leases. A material default under a Percentage Lease could trigger cross-defaults under one or more Percentage Leases which would have a material adverse effect on Cash Available for Distribution.

  Seasonality of Hotel Business and the Hotels

     The hotel industry is seasonal in nature. The Current Hotels' operations historically reflect higher occupancy rates and ADR during the second and third quarters for the 18 Current Hotels located outside of Florida and one of the Current Hotels located in Florida and higher occupancy rates and ADR during the first and fourth quarters for three of the four Current Hotels located in Florida. This seasonality generally, and the significant impact of the first quarter with respect to revenues of three of the Current Hotels located in Florida, makes the annual revenue of those three Current Hotels located in Florida highly dependent on the first quarter room revenue. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Seasonality of Hotel Business." To the extent that the Company's cash flow for a quarter is insufficient to fund all of the distribution for the quarter, the Company may maintain the annual distribution rate by funding seasonal-related shortfalls with available cash or borrowings under the Line of Credit.

  Operating Costs and Capital Expenditures; Hotel Renovation

     Hotels in general, including the Hotels, have an ongoing need for renovations and other capital improvements, particularly in older structures, including periodic replacement of furniture, fixtures and equipment at the hotels. In addition, (i) franchisors of the Hotels or Marriott may require capital improvements as a condition to the continuation of a Franchise License or a Marriott Management Agreement, and (ii) the Lender under the Line of Credit and the Term Loan and the lenders under the Assumed Indebtedness and the Mortgage Note, respectively, also may require capital improvements. Under the terms of the Percentage Leases, the Company is obligated to pay the cost of certain capital expenditures at the Hotels and pay for furniture, fixtures and equipment. If these expenses exceed the Company's estimate, the additional cost could have an adverse effect on Cash Available for Distribution. In addition, the Company has and may continue to acquire hotels in the future that require significant renovation. Renovation of hotels involves certain risks, including the possibility of environmental problems, construction cost overruns and delays, uncertainties as to market demand or deterioration in market demand after commencement of renovation and the emergence of unanticipated competition in the local geographic market.

  Concentration of Investments in California, Florida and Michigan

     Six of the 32 Hotels are located in California, and four are located in each of Florida and Michigan. See "Business and Properties -- The Hotels." The concentration of the Company's investments in California, Florida and Michigan could result in adverse events, or conditions which affect those areas in particular, such as economic recessions and natural disasters, having a more significant negative effect on the operations of the combined Hotels, and ultimately cash distributions to shareholders of the Company, than if the Company's investments were more geographically diverse.

  Concentration of Percentage Lease Payments

     On a pro forma basis, for the 12 months ended June 30, 1996, five of the Hotels (the Residence Inn-Mountain View, California, -San Mateo, California, -Silicon Valley I, California, -Silicon Valley II, California and -Troy (Central), Michigan hotels) generated approximately 37% of the Rent payments to the Company under the Percentage Leases. Therefore, the Company's Cash Available for Distribution will be affected, to a large degree, by the operating performance of these five Hotels.

  Operating Risks

     The Hotels are subject to all operating risks common to the hotel industry. The hotel industry has experienced volatility in the past, as have the Hotels, and there can be no assurance that such volatility will not occur in the future. These risks include, among other things, economic recessions, competition from other hotels; over-building in the hotel industry which has adversely affected occupancy, ADR and REVPAR; increases in operating costs due to inflation and other factors, which increases have not in recent years been, and may not necessarily in the future be, offset by increased room rates; dependence on business and commercial travelers and tourism; strikes and other labor disturbances of hotel employees for hotels acquired by the Company in the future; increases in energy costs and other expenses of travel; and adverse effects of general and local economic conditions. These factors could decrease room revenues of the Hotels and adversely affect the Lessee's ability to make payments of Rent under the Percentage Leases to the Company, including payments at the higher tier Percentage Rent levels, and therefore, Cash Available for Distribution to shareholders.

 Investment Concentration in Single Industry; Emphasis on Upscale Extended-Stay
                                 Market Segment

     The Company's current growth strategy is to acquire operating hotels, primarily upscale extended-stay hotels. The Company will not seek to invest in assets selected to reduce the risks associated with an investment in the hotel industry, and is subject to risks inherent in concentrating investments in a single industry and in a single market segment within that industry. Therefore, the adverse effect on Rent under the Percentage Leases and distributions to shareholders of the Company resulting from a downturn in the hotel industry or the upscale extended-stay market segment would be more pronounced than if the Company had diversified its investments outside of the hotel industry or in additional hotel market segments. See "Business and Properties -- The Hotel Industry."

  Emphasis on Residence Inn and Hampton Inn Hotels

     After the acquisition of the Acquisition Hotels, the Company will own 32 Hotels. The Current Hotels operate as Residence Inn hotels (11), Hampton Inn hotels (7), Comfort Inn hotels (2), a Holiday Inn Express hotel and a Sheraton Inn hotel. The Acquisition Hotels include nine Residence Inn hotels and one Hampton Inn hotel. The Company intends to emphasize the acquisition of Residence Inn hotels in its acquisition strategy. The Company will be subject to risks inherent in concentrating investments in any franchise brand, in particular the Residence Inn and the Hampton Inn brands, such as a reduction in business following any adverse publicity related to a brand, which could have an adverse effect on the Company's Rent under the Percentage Leases and distributions to shareholders. In addition, dependence upon a major franchisor or manager, such as Promus or Marriott, may adversely affect the Company's ability to negotiate favorable contractual provisions with such franchisor or manager. See "Business and Properties -- Franchise Licenses and Marriott Management Agreements,"
"-- The Hotels -- Residence Inn Hotels," and "-- Hampton Inn Hotels."

 Risks of Operating Hotels under Franchise Licenses and the Marriott Management Agreements

     The continuation of the Franchise Licenses is subject to specified operating standards and other terms and conditions. The franchisors that have issued or will issue the Franchise Licenses periodically inspect their licensed hotels to confirm adherence to their operating standards. The failure of the Partnership or the Lessee to maintain such standards respecting a Hotel or to adhere to such other terms and conditions could result in the loss or cancellation of a Franchise License. The Marriott Management Agreements will allow the Hotels subject thereto to be operated as Residence Inn hotels so long as the Company does not breach its obligations under the Percentage Leases relating to such Hotels. Continued operation of such Hotels as Residence Inn hotels also requires the Company to make capital improvements as required by Marriott to maintain the hotel in accordance with system standards. It is possible that a franchisor or Marriott, as applicable, could condition the continuation of a Franchise License or a Marriott Management Agreements, as applicable, on the completion of capital improvements which the Board of Trustees determines are too expensive or otherwise not economically feasible in light of general economic conditions or the operating results or prospects of the affected Hotel. In that event, the Board of Trustees may elect to allow the Franchise License or Marriott Management Agreement to lapse or be terminated. In addition, when the term of a Franchise License or a Marriott Management Agreement expires, the franchisor or Marriott has no obligation to issue a new franchise license or management agreement, as applicable, for the Hotel. In any case, if a Franchise License or a Marriott Management Agreement is terminated or not renewed, the Company and the Lessee may seek to obtain a suitable replacement franchise, or to operate the Hotel independent of a franchise relationship. The loss of a Franchise License or a Marriott Management Agreement could have a material adverse effect upon the operations or the underlying value of the Hotel covered by the Franchise License or a Marriott Management Agreement because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor or Marriott. The loss of a Franchise License or Marriott Management Agreement for one or more of the Hotels could have a material adverse effect on Rent under the Percentage Leases and Cash Available for Distribution. In addition, when a Franchise License or a Marriott Management Agreement expires, the franchisor or Marriott could issue a new franchise license or management agreement with fees that are higher than those required under the expired Franchise License or Marriott Management Agreement, which could have an adverse effect on the Lessee's ability to pay Rent and, accordingly, the Company's ability to make distributions to its shareholders. See "Business and Properties -- Franchise Licenses." In addition, in the case of certain of the Hotels, the terms of the applicable Franchise Licenses or Marriott Management Agreements will be shorter than the terms of the applicable Percentage Leases. In the event that such Franchise Licenses or Marriott Management Agreements are not extended, the affected Hotels could lose the benefits of franchise or management affiliations, which could adversely affect Hotel revenues, Rent and Cash Available for Distribution.

  Competition for Guests

     The hotel industry, and the upscale extended-stay and mid-price segments of the lodging market, in which the Company operates, is highly competitive. Competitive factors within the industry include room rates, quality of accommodations, name recognition, service levels, reputation, reservation systems, convenience of location and the supply and availability of alternative lodging. The Hotels compete with other existing and new hotels in their geographic markets. The extended-stay and mid-price segments of the hotel industry have become more competitive recently, as several new competitors have entered the market. Many of the Company's competitors have substantially greater marketing and financial resources than the Company and the Lessee. Each of the Hotels is located in a developed area that includes other hotels, many of which are competitive with the Hotels in their locality. The number of competitive hotels in a particular area could have a material adverse effect on occupancy, ADR and REVPAR of the Hotels or at hotels acquired in the future. Further, there can be no assurance that new or existing competitors will not significantly reduce their rates or offer greater convenience, services or amenities or significantly expand or improve hotels in the market in which the Company competes or markets in which it will compete, thereby materially adversely affecting the Company's business and results of operations. See "Business and Properties -- Competition."

RISKS OF LEVERAGE

     The Board of Trustees has the discretion to permit the Company to incur debt in an amount not to exceed the Debt Limitation. The Company obtained the Line of Credit with the Lender to fund future hotel acquisitions and provide working capital. The Line of Credit is currently limited to a maximum principal amount of $70 million. The Line of Credit also permits borrowing only if the Company's debt service coverage ratio is at least 2.0, which, in addition to the Debt Limitation, limits the Company's borrowing capacity. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."At June 30, 1996, approximately $45.0 million in borrowings were outstanding under the Line of Credit. After the closing of the Offering and the application of the net proceeds as described in "Use of Proceeds," the Company will have outstanding indebtedness of approximately $99.6 million, including (a) approximately $30 million outstanding under the Term Loan, (b) approximately $42 million outstanding under the Line of Credit and (c) approximately $27.6 million of existing indebtedness on certain of the Hotels and may borrow up to approximately $126.4 million under the Debt Limitation, subject to certain debt coverage requirements under the Line of Credit agreements. See "Use of Proceeds." The Line of Credit is currently secured by 13 of the Current Hotels will be secured by any hotels acquired by the Company in the future with proceeds from the Line of Credit. The Term Loan is secured by eight of the Current Hotels, the remaining Current Hotel secures a mortgage note in the remaining principal amount of $3.6 million (the "Mortgage Note") and the Assumed Indebtedness is secured by three of the DeBoer Hotels. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." In connection with the purchase of the DeBoer Hotels, the Company has agreed to assume the approximately $24 million of Assumed Indebtedness encumbering three of the DeBoer Hotels and to maintain, for a period of up to ten years following the closing of the acquisition of the DeBoer Hotels, the Required Indebtedness to accommodate the DeBoer Group's efforts to minimize certain adverse tax consequences. The Required Indebtedness will be reduced upon the deaths of members of the DeBoer Group and certain redemptions or taxable transfers of Preferred Units by members of the DeBoer Group. In the event that the Company fails to maintain the Required Indebtedness, the Company will be liable for any resulting income tax liabilities incurred by members of the DeBoer Group. See "Acquisitions -- The DeBoer Hotels."

     To the extent the Company continues to incur debt, its debt service requirements will reduce Cash Available for Distribution. Variable rate debt, such as the Line of Credit, creates higher debt service requirements if interest rates increase, which may decrease Cash Available for Distribution. There can be no assurances that the Company, upon the incurrence of debt, will be able to meet its debt service obligations (including, without limitation, its obligations under the Line of Credit and the Term Loan) and, to the extent that it cannot, the Company risks the loss of some or all of its assets, including the Hotels securing such debt, to foreclosure. Changes in economic conditions could result in higher interest rates on variable rate debt, including borrowings under the Line of Credit, reduce the availability of debt financing generally or at rates deemed favorable to the Company, reduce Cash Available for Distribution and increase the risk of loss upon a sale or foreclosure. While it has not done so to date, the Company also may obtain one or more forms of interest rate protection on variable rate debt (e.g., swap agreements or interest rate cap contracts) and will consider additional long-term fixed-rate financing to further hedge against the possible adverse effects of interest rate fluctuations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." Adverse economic conditions could cause the terms on which borrowings become available to be less favorable than at present. In such circumstances, if the Company is in need of capital to repay indebtedness in accordance with its terms or otherwise, it could be required to liquidate one or more investments in Hotels or lose one or more Hotels to foreclosure, either of which could result in a material financial loss to the Company.

CONFLICTS OF INTEREST

     Because of Mr. Fisher's ownership in and positions with the Company and the Lessee, and Mr. DeBoer's interests in the hotel industry, including his interests in another proposed public hotel company focusing on the extended-stay segment of the lodging industry, there are inherent conflicts of interest in the ongoing lease, acquisition, disposition and operation of the Hotels, and the interests of shareholders may not have been, and in the future may not be, reflected solely in all decisions made or actions taken by officers and Trustees of the Company.

  No Arm's-Length Bargaining on Percentage Leases

     The terms of the Percentage Leases were not negotiated on an arm's-length basis. The Company believes, however, that the terms of the Percentage Leases are fair to the Company at the time such agreements were executed by the Company. The Company does not own any interest in the Lessee, however, Mr. Fisher is the majority shareholder in the Lessee and a director thereof. See "The Lessee." Because Mr. Fisher is the majority shareholder and a director of the Lessee as well as an officer and Trustee of the Company, there is a conflict of interest with respect to the enforcement, termination or extension of the Percentage Leases and the negotiation of the terms of future percentage leases between the Lessee and the Company. Mr. Fisher's economic interest in the Lessee may result in decisions relating to the Company's enforcement of its rights under the Percentage Leases that do not solely reflect the interests of the Company's shareholders.

 Continuing Hotel Development by Mr. Fisher, Conflicting Demands for Management Time and Possible Competition From Hotels Developed by Mr. Fisher

     The success of the Company is dependent in part upon Mr. Fisher, the loss of whose services could have a material adverse effect on the Company's business and operations. In addition, Mr. Fisher and his Affiliates may develop new hotels, subject to certain limitations, which may materially affect the amount of time Mr. Fisher has available to devote to the affairs of the Company. Further, hotels developed by Mr. Fisher and his Affiliates could compete with the Hotels. In connection with the IPO, Mr. Fisher entered into an employment agreement with the Company (the "Fisher Employment Agreement") pursuant to which Mr. Fisher agreed to devote substantially all of his time to the affairs of the Company. See "Management -- Fisher Employment Agreement; Exclusive Hotel Development Agreement and Covenant Not to Compete."

  Continuing Hotel Development by Mr. DeBoer, and Possible Competition From Hotels Developed by Mr. DeBoer

     Mr. DeBoer, who will be the largest shareholder of the Company, on a fully diluted basis, and who has agreed to become a Trustee of the Company after the closing of the acquisition of the DeBoer Hotels, and certain of his Affiliates have in the past, and continue to be, involved in the development of hotels, including extended-stay hotels. Mr. DeBoer is the President, Chairman of the Board and a major shareholder of Candlewood Hotel Company, Inc. ("Candlewood"), a proposed public hotel company that is the owner, operator and franchisor of Candlewood hotels, a mid-price extended-stay hotel chain recently founded by Mr. DeBoer. Candlewood filed a registration statement with the Commission on Form S-1 relating to its initial public offering of common stock on September 13, 1996. Hotels developed by Mr. DeBoer and his Affiliates, including Candlewood hotels, may compete with the Company's hotels for guests, and other hotel companies with which Mr. DeBoer is affiliated, including Candlewood, and may compete with the Company for acquisition opportunities. Accordingly, the interests of the Company and Mr. DeBoer could be different in connection with matters relating to the Company's Hotels or proposed acquisitions that are competitive with hotels owned or being considered for acquisition or development by Mr. DeBoer and his Affiliates.

 Conflicts Relating to Sales, Refinancing or Prepayment of Indebtedness of Fisher Initial Hotels

     As holders of Units, certain Affiliates of Mr. Fisher may have unrealized taxable gain associated with their interests in the four Current Hotels that were contributed by such Affiliates of Mr. Fisher to the Company in connection with the IPO (the "Fisher Initial Hotels"). Because those Affiliates of Mr. Fisher may suffer different and more adverse tax consequences than the Company upon the sale of or the refinancing or prepayment of indebtedness secured by the Fisher Initial Hotels, the Affiliates of Mr. Fisher and the

Company may have different objectives regarding the appropriate pricing and timing of any sale of or refinancing or prepayment of indebtedness with respect to such Hotels. However, decisions with respect to the disposition or refinancing or prepayment of indebtedness associated with all hotels in which the Company invests will be made by a majority of the members of the Board of Trustees, which majority must include a majority of the Independent Trustees, when the disposition of or refinancing or prepayment of indebtedness involves any Fisher Initial Hotel.

  Conflicts Relating to Sales, Refinancing or Prepayment of Indebtedness of DeBoer Hotels

     Due to the potential adverse tax consequences to the DeBoer Group that may result from the sale of or refinancing or prepayment of indebtedness associated with the DeBoer Hotels, the Company has agreed with the DeBoer Group that, for a period of up to ten years following the closing of the acquisition of the DeBoer Hotels, (i) any taxable sale of a DeBoer Hotel will require the consent of the applicable members of the DeBoer Group, which may cause the Company to be unable to sell some or all of the DeBoer Hotels in circumstances in which it would be advantageous to do so, and (ii) the Company will maintain the Required Indebtedness. See "Acquisitions -- The DeBoer Hotels," "Partnership
Agreement -- Preferred Units."

  Acquisition of Atlanta Hotels

     To facilitate the financing and acquisition of the Atlanta Hotels without causing the Company to incur indebtedness in excess of the Debt Limitation, JF Atlanta was formed to acquire the Atlanta Hotels. JF Atlanta is owned and controlled by Messrs. Fisher and Shaw. JF Atlanta acquired the Atlanta Hotels on September 6, 1996 for a purchase price of approximately $27.8 million (including closing and financing costs incurred to date). The Company has entered into agreements with JF Atlanta to acquire the Atlanta Hotels concurrent with or immediately after the closing of the Offering for a purchase price equal to the aggregate cost incurred by JF Atlanta in acquiring and financing the Atlanta Hotels, plus any capital contributed by the members of JF Atlanta to fund any operating losses incurred by JF Atlanta prior to the sale of the Atlanta Hotels to the Company. The Company has paid to JF Atlanta a deposit of $5.8 million with respect to the acquisition of the Atlanta Hotels which is refundable in the event that the Offering is not completed. JF Atlanta utilized this deposit, together with a term loan from the Lender in the principal amount of approximately $22 million, to finance the acquisition of the Atlanta Hotels. The Board of Trustees, including a majority of the Independent Trustees, has approved the involvement of Mr. Fisher in JF Atlanta as described above, since such involvement would otherwise be prohibited by the Exclusive Hotel Development Agreement and Covenant Not to Compete between the Company and Mr. Fisher (the "Development Agreement").

REAL ESTATE INVESTMENT RISKS

  General Risks of Investing in Real Estate

     The Hotels are subject to varying degrees of risk generally incident to the ownership of real property. Income from the Hotels may be adversely affected by adverse changes in national economic conditions, adverse changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, competition from other hotels, changes in interest rates and in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older structures, changes in real estate tax rates and other operating expenses, adverse changes in governmental rules and fiscal policies, civil unrest, acts of God, including earthquakes, hurricanes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the Company.

  Illiquidity of Real Estate

     Real estate investments are relatively illiquid. The ability of the Company to vary its portfolio in response to changes in economic and other conditions is limited. In particular, the Company may not sell any of the DeBoer Hotels in a taxable transaction for a period of up to ten years following the closing of the Offering, without the consent of the applicable members of the DeBoer Group. See "The Acquisitions -- The DeBoer

Hotels." Pursuant to the Marriott Management Agreements, Marriott will have a right of first negotiation with respect to the Residence Inn hotels managed by it. In addition, the sale of a Marriott-managed Residence Inn hotel to an entity that does not enter into a franchise license with Marriott or its affiliates or to an entity that is a hotel operator that competes with Marriott will require the Company to pay to Marriott a termination fee equal to up to five times the average fees paid to Marriott over the two years prior to the sale. No assurances can be given that the market value of any of the Hotels will not decrease in the future. There can be no assurance that the Company will be able to dispose of a Hotel investment when it finds disposition advantageous or necessary or that the sale price of any Hotel will recoup or exceed the amount of the Company's investment.

  Consents of Ground Lessors Required for Certain Actions with Respect to Three Hotels

     The Hampton Inn-West Palm Beach hotel, the Sheraton Inn-Fort Lauderdale hotel and the Comfort Inn-Woburn, Massachusetts hotel are subject to ground leases with third-party ground lessors. Any proposed sale or refinancing of any of those Hotels by the Company or any proposed assignment of the Company's leasehold interest in the ground leases would require the consent of the third-party ground lessors. In addition, the proposed renovation of the Comfort Inn-Woburn, Massachusetts hotel requires the consent of the ground lessor under the ground lease for such Hotel. As a result of the terms of such ground leases, the Company may not be able to sell, assign, transfer or convey its interest in those Hotels or make capital improvements at the Comfort Inn-Woburn, Massachusetts hotel absent the consent of such third-party ground lessors, even if such transaction may be in the best interests of the shareholders of the Company.

  Uninsured and Underinsured Losses

     Each Percentage Lease specifies comprehensive insurance to be maintained on each of the Hotels, including liability, fire and extended coverage. Management of the Company believes that such specified coverage is of the type and amount customarily obtained by owners of hotels similar to the Hotels. Percentage Leases for subsequently acquired hotels will contain similar provisions. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods and hurricanes, that may be uninsurable or not economically insurable and which may impact certain of the Hotels.

     All six of the Hotels in California are located in areas that are subject to earthquake activity. These Hotels are located in areas of high seismic risk and were constructed under pre-1985 building codes. These six Hotels were subjected to either Probable Maximum Loss ("PML") assessments or insurance underwriting review (the three Current Hotels in September 1995 and the three Acquisition Hotels in October 1996), which are intended to quantify the possible damage to a property from an earthquake. The other Hotels were not subject to PML assessments or insurance underwriting review because either (i) the Hotels were recently constructed and therefore conform to more recent and stringent building codes, or (ii) the Hotels are located in areas of relatively low seismic risk. A third-party engineering firm or insurance underwriter has estimated, based on these assessments, the losses that would likely result from earthquakes at levels which have historically affected the areas in which the six Hotels in California are located. No assurance can be given that an earthquake would not render significant damage to the Acquisition Hotels that have been constructed in compliance with more recent building codes, or are in areas of lower seismic risk. Additionally, areas in Florida where certain of the Current Hotels are located may experience hurricane or high-wind activity. The Company has earthquake insurance policies on the Current Hotels located in California (and, concurrent with the closing of the acquisition of the applicable Acquisition Hotels, intends to obtain such insurance for the three Acquisition Hotels located in California) and hurricane insurance policies on the Current Hotels located in Florida. The Company's Board of Trustees has used and will use its discretion in determining amounts, coverage limits and deductibility provisions of insurance, with a view to maintaining appropriate insurance coverage on the Company's investments at a reasonable cost and on suitable terms, and may from time to time elect not to carry earthquake or hurricane insurance. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full current market value or current replacement cost of the Company's lost investment. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to replace a Hotel after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by the Company might not be adequate to restore its economic position with respect to the Hotel.

  Fluctuations in Property Taxes

     Each Hotel is subject to real and personal property taxes. The real and personal property taxes on the Hotels or any hotels in which the Company may invest in the future may increase or decrease as property tax rates change and as the Hotels are assessed or reassessed by taxing authorities. The Company is obligated under the Percentage Leases to pay for real and personal property taxes. Management believes that the assessed value of substantially all of the Hotels is less than the price paid for the Hotels by the Company, and, therefore, the Company believes that if such Hotels were to be reassessed by the applicable governmental authority, the assessed value could be raised to or above the purchase price of the Acquisition Hotels. If property taxes increase, the Company's ability to make distributions to its shareholders would be adversely affected. See "Business and Properties -- The Percentage Leases."

  Environmental Matters

     Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person. Certain environmental laws and common law principles could be used to impose liability for release of and exposure to hazardous substances, including asbestos-containing materials ("ACMs"), into the air, and third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with exposure to released hazardous substances, including ACMs. In connection with the ownership of the Hotels, the Company, the Partnership or the Lessee, as the case may be, may be potentially liable for any such costs. Phase I environmental site assessments ("ESAs") were prepared in September 1996 for all of the Acquisition Hotels. The purpose of ESAs and any additional testing conducted in connection therewith is to identify potential sources of contamination for which the Hotels may be responsible and to assess the status of environmental regulatory compliance. The ESA reports and any additional testing conducted in connection therewith have not revealed any environmental liability or compliance concerns that the Company believes would have a material adverse effect on the Company's business, assets or results of operations, nor is the Company aware of any such liability or concerns. Furthermore, it is possible that these reports and any additional testing conducted in connection therewith do not reveal all environmental liabilities or environmental compliance concerns or that there are material environmental liabilities which arose at a Hotel after the applicable ESA report was completed of which the Company is otherwise unaware.

 Compliance with Americans with Disabilities Act and other Changes in Governmental Rules and Regulations

     Under the Americans with Disabilities Act of 1990 (the "ADA"), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. While the Company believes that the Hotels are substantially in compliance with these requirements, a determination that the Company is not in compliance with the ADA could result in imposition of fines or an award of damages to private litigants. In addition, changes in governmental rules and regulations or enforcement policies affecting the use and operation of the Hotels, including changes to building codes and fire and life-safety codes, may occur. If the Company were required to make substantial modifications at the Hotels to comply with the ADA or other changes in governmental rules and regulations, the Company's ability to make distributions to its shareholders could be adversely affected.

TAX RISKS

  Failure to Qualify as a REIT

     The Company operates and intends to continue to operate so as to qualify as a REIT for federal income tax purposes. Although the Company has not requested, and does not expect to request, a ruling from the Service that it qualifies as a REIT, it will receive at the closing of the Offering an opinion of its counsel that, based on certain assumptions and representations, it so qualifies. Investors should be aware, however, that opinions of counsel are not binding on the Service or any court. The REIT qualification opinion only represents the view of counsel to the Company based on counsel's review and analysis of existing law, which includes no controlling precedent. Furthermore, both the validity of the opinion and the continued qualification of the Company as a REIT will depend on the Company's continuing ability to meet various requirements concerning, among other things, the ownership of its outstanding shares of beneficial interest, the nature of its assets, the sources of its income, and the amount of its distributions to its shareholders. See "Federal Income Tax Considerations -- Taxation of the Company."

     If the Company were to fail to qualify as a REIT for any taxable year, the Company would not be allowed a deduction for distributions to shareholders in computing its taxable income and would be subject to federal income tax (including any applicable minimum tax) on its taxable income at regular corporate rates. Unless entitled to relief under certain Code provisions, the Company also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. As a result, Cash Available for Distribution would be reduced for each of the years involved. Although the Company currently operates in a manner designed to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause the Board of Trustees, with the consent of two-thirds of the number of Common Shares entitled to vote on such matter at a meeting of the shareholders of the Company, to revoke the REIT election. See "Federal Income Tax Considerations."

  REIT Minimum Distribution Requirements

     In order to qualify as a REIT, the Company generally is required each year to distribute to its shareholders at least 95% of its net taxable income (excluding any net capital gain). In addition, the Company is subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of (i) 85% of its ordinary income for that year, (ii) 95% of its capital gain net income for that year, and (iii) 100% of its undistributed taxable income from prior years.

     The Company has made, and intends to continue to make, distributions to its shareholders to comply with the 95% distribution requirement and to avoid the nondeductible excise tax. The Company's income consists primarily of its share of the income of the Partnership, and the Company's Cash Available for Distribution consists primarily of its share of cash distributions from the Partnership. Differences in timing between the recognition of taxable income and the receipt of Cash Available for Distribution due to the seasonality of the hospitality industry could require the Company, through the Partnership, to borrow funds on a short-term basis to meet the 95% distribution requirement and to avoid the nondeductible excise tax. The requirement to distribute a substantial portion of the Company's net taxable income could cause the Company to distribute amounts that would otherwise be spent on future acquisitions, capital expenditures or repayment of debt, which would require the Company to borrow or sell assets to fund the costs of such items.

     Distributions by the Partnership are determined by the Company and are dependent on a number of factors, including the amount of the Partnership's distributable cash, the Partnership's financial condition, any decision by the Company to reinvest funds rather than to distribute such funds, the Partnership's capital expenditures, the annual distribution requirements under the REIT provisions of the Code and such other factors as the Company deems relevant. See "Federal Income Tax Considerations -- Requirements for Qualification -- Distribution Requirements."

 Failure of the Partnership to be Classified as a Partnership for Federal Income Tax Purposes; Impact on REIT Status

     The Company has not requested, and does not expect to request, a ruling from the Service that the Partnership (and each of the Subsidiary Partnerships (as defined herein)) will be classified as a partnership for federal income tax purposes. If the Service were to challenge successfully the tax status of the Partnership (or a Subsidiary Partnership) as a partnership for federal income tax purposes, the Partnership (or the Subsidiary Partnership) would be taxable as a corporation. In such event, the Company likely would cease to qualify as a REIT for a variety of reasons. Furthermore, the imposition of corporate income tax on the Partnership would reduce substantially the amount of Cash Available for Distribution. See "Federal Income Tax Considerations -- Tax Aspects of the Partnership."

OWNERSHIP LIMITATION

     In order for the Company to maintain its qualification as a REIT, not more than 50% in value of its outstanding shares of beneficial interest may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities). Furthermore, if any shareholder or group of shareholders of the Lessee owns, actually or constructively, 10% or more of the shares of beneficial interest of the Company, the Lessee could become a related-party tenant of the Company and the Partnership, which likely would result in loss of REIT status for the Company. For the purpose of preserving the Company's REIT qualification, the Company's Declaration of Trust prohibits direct or indirect ownership (taking into account applicable ownership provisions of the Code) of more than 9.8% of the outstanding Common Shares or any other class of outstanding shares of beneficial interest by any shareholder or group (including Affiliates of Mr. Fisher) subject to adjustment under certain circumstances (the "Ownership Limitation"). Generally, the shares of beneficial interest owned by related or affiliated owners will be aggregated for purposes of the Ownership Limitation. The Board of Trustees has waived the Ownership Limitation in the case of a specific mutual fund investment family.

     Any transfer of shares of beneficial interest that would prevent the Company from continuing to qualify as a REIT under the Code will be void ab initio, the intended transferee of such shares will be deemed never to have had an interest in such shares, and such shares will be designated "Shares-in-Trust." Further, the Company shall be deemed to have been offered Shares-in-Trust for purchase at the lesser of the market price (as defined in the Declaration of Trust) on the date the Company accepts the offer and the price per share in the transaction that created such Shares-in-Trust (or, in the case of a gift, devise or non-transfer event (as defined in the Declaration of Trust), the market price on the date of such gift, devise or non-transfer event). Therefore, the recordholder of shares of beneficial interest in excess of the Ownership Limitation will experience a financial loss when such shares are redeemed, if the market price falls between the date of purchase and the date of redemption. See "Federal Income Tax Considerations -- Requirements for Qualification."

COMMON SHARE PRICE FLUCTUATIONS AND TRADING VOLUME

     A number of factors may adversely influence the price of the Common Shares in public trading markets, many of which are beyond the control of the Company. In particular, an increase in market interest rates will result in higher yields on other financial instruments and may lead purchasers of Common Shares to demand a higher annual distribution rate on the price paid for the Common Shares, which could adversely affect the market price of the Common Shares. Although the Common Shares are listed on the NYSE, the daily trading volume of shares of stock or beneficial interest in REITs in general and the Common Shares in particular may be lower than the trading volume of securities of other industries. As a result, investors in the Company who desire to liquidate substantial holdings at a single point in time may find that they are unable to dispose of such Common Shares in the market without causing a substantial decline in the market value of such Common Shares.

ABILITY OF BOARD OF TRUSTEES TO CHANGE CERTAIN POLICIES

     The major policies of the Company, including its policies with respect to acquisitions, financing, executive compensation, growth, operations, debt capitalization and distributions, are and will continue to be determined by its Board of Trustees. The Board of Trustees may amend or revise these and other policies from time to time without a vote of the holders of the Common Shares. The Company cannot change the provision of its Declaration of Trust limiting indebtedness to the Debt Limitation or its policy of seeking to maintain its qualification as a REIT without the approval of the holders of two-thirds of all of the votes entitled to be cast on the matter.

LIMITATION ON ACQUISITION AND CHANGE IN CONTROL

  Staggered Board

     The Board of Trustees of the Company has three classes. The terms of the Company's Trustees expire in 1996, 1997 and 1998, respectively. Trustees for each class are elected for a three-year term upon the expiration of the term of that class. The staggered terms of Trustees may delay, deter or prevent a change in control of the Company or other transaction which could involve holders of Common Shares receiving a premium over the prevailing market price for their Common Shares or which might otherwise be in such holders' interests. See "Management -- Trustees and Executive Officers."

  Authority to Issue Common and Preferred Shares

     The Declaration of Trust authorizes the Board of Trustees to reclassify and issue any unissued Common Shares and to classify or reclassify and issue up to 20,000,000 Preferred Shares and to establish the preferences and other terms of any shares issued. The issuance of Common Shares or Preferred Shares could have the effect of delaying, deferring or preventing a change in control of the Company even if a change in control were in the interests of the holders of Common Shares and could dilute the interests of the holders of the Common Shares issued in the Offering. No Preferred Shares will be issued or outstanding as of the closing of the Offering.

  Maryland Anti-Takeover Statutes

     As a Maryland real estate investment trust, the Company is subject to various provisions of the Maryland General Corporation Law ("MGCL"), which impose certain restrictions and require certain procedures with respect to certain takeover offers and business combinations. Certain business combinations, including mergers, share exchanges and, in certain circumstances, asset transfers, between a Maryland real estate investment trust and any person who beneficially owns ten percent or more of the voting power of the trust's shares (an "Interested Shareholder") or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Shareholder becomes an Interested Shareholder. Thereafter, any such business combination must be recommended to the trust's shareholders by the board of trustees and approved by the shareholders, by votes of at least (i) 80% of all of the votes entitled to be cast by outstanding voting shares, voting together as a single voting group, and (ii) two-thirds of the votes entitled to be cast by holders of voting shares other than voting shares held by the Interested Shareholder or by an affiliate thereof, voting together as a single group, unless the trust's common shareholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Shareholders for its common shares. Pursuant to the statute, the board of trustees may exempt or approve a business combination with an existing or future Interested Shareholder or its affiliates at any time prior to the time that an Interested Shareholder becomes an Interested Shareholder.

     The MGCL, as applicable for real estate investment trusts, also restricts the voting rights of certain shares beneficially acquired by a person if that person would then be entitled to exercise voting power in the election of trustees within any one of three specified ranges of voting power, except to the extent voting rights for such acquired shares are or have been approved by at least two-thirds of the votes entitled to be cast, excluding shares owned by such person or by officers or trustees who are employees of the trust. A person who has made or proposes to make an acquisition of shares entitling such person to exercise such specified voting power may, upon satisfying certain conditions, compel the board of trustees to call a shareholders meeting to consider voting rights for such shares. If the shareholders do not grant voting rights or the person does not deliver a statutorily required notice, then, under certain circumstances, the trust may redeem any or all shares for fair value (as defined in the MGCL). If voting rights are approved for such shares and the person becomes entitled to vote a majority of all of the outstanding shares entitled to vote, then all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by such person in acquiring such shares.

     The Bylaws of the Company exempt from the provisions restricting voting rights any acquisitions of the Company's Common Shares or Preferred Shares, although there are no assurances that such provision will not be amended or eliminated in the future.

  Ownership Limitation

     The Ownership Limitation, which provides that no shareholder may own, directly or indirectly, more than 9.8% of any class of the outstanding shares of beneficial interest of the Company, may have the effect of precluding acquisition of control of the Company by a third party without the approval of the Board of Trustees. See "Federal Income Tax Considerations -- Requirements for Qualification."

ADVERSE EFFECT OF SHARES AVAILABLE FOR FUTURE ISSUANCE AND SALE ON MARKET PRICE OF COMMON SHARES

     The Company's Declaration of Trust authorizes the Board of Trustees to issue up to 120,000,000 shares of capital stock, consisting of 100,000,000 Common Shares and 20,000,000 Preferred Shares. Upon the closing of the Offering, the Board of Trustees will be able to reclassify and issue an aggregate of approximately 73,386,257 unissued or unreserved Common Shares and to classify and issue all 20,000,000 unissued Preferred Shares. The Company's acquisition strategy depends in part on access to additional capital through sales and issuances of equity securities. The market price of the Common Shares may be adversely affected by the availability for future sale and issuance of such unissued and unreserved Common Shares and Preferred Shares.

     In addition, the market price of Common Shares may also be adversely affected by the availability for future sale and issuance of 4,984,590 Common Shares that could be issued upon the redemption of Units of the Partnership. The Company is required under the Partnership Agreement and, in the case of the Preferred Units, the Release Units and the Marriott Units, the Redemption and Registration Rights Agreements between the Company and the DeBoer Group and Marriott, respectively, which will be entered into upon closing of the acquisition of the Acquisition Hotels (the "Redemption Agreements"), to register the resale of the Common Shares issuable to Limited Partners upon exercise of their Redemption Rights. See "Shares Available for Future Sale."

                                  THE COMPANY

     The Company is a self-administered Maryland REIT which owns equity interests in the 22 Current Hotels with an aggregate of 2,511 rooms. Innkeepers Financial Corporation, a wholly-owned subsidiary of the Company, owns an approximately 93.5% interest in the Partnership and is the sole General Partner of the Partnership. The Company, including through its wholly-owned subsidiaries, will contribute all of the net proceeds from the Offering to the Partnership, and following such contribution, will own an approximately 80.7% interest in the Partnership.

     In order for the Company to qualify as a REIT, the Company cannot operate hotels. Therefore, the Company leases the Current Hotels and will lease the Acquisition Hotels to the Lessee pursuant to Percentage Leases. The Percentage Leases are designed to allow the Company to participate in growth in room revenues by providing that a portion (ranging from approximately 68% to 70%) of each Hotel's room revenues in excess of specified amounts will be paid by the Lessee as Percentage Rent. See "Business and Properties -- The Percentage Leases."

     The Company's executive offices are located at 306 Royal Poinciana Way, Palm Beach, Florida 33480, and its telephone number is (561) 835-1800.

                                  ACQUISITIONS

     The Company has contracted to acquire the ten Acquisition Hotels, for purchase prices aggregating approximately $142 million. The purchase prices are payable in, or with a combination of, cash, Units, Preferred Units and the assumption of the approximately $24 million of Assumed Indebtedness. The Company expects to close the acquisition of all ten of the Acquisition Hotels concurrent with or shortly after the closing of the Offering. The purchase agreements under which the Company will acquire the Acquisition Hotels contain customary closing and other conditions. There is no assurance that the Company will close any of the Acquisition Hotels. See "Risk Factors -- Risk that Pending Acquisitions Will Not Close."

THE DEBOER HOTELS

     The DeBoer Hotels are being acquired from the DeBoer Group for a purchase price of approximately $108.0 million, consisting of (i) approximately 4,113,000 Preferred Units, which were assumed to have a value of $11.00 per Preferred Unit (or an aggregate of $45.2 million) for purposes of calculating the purchase price of the DeBoer Hotels, and which have a value of approximately $44.7 million based on the Offering Price, (ii) the repayment of approximately $38.8 million of outstanding mortgage indebtedness on the hotels, and (iii) the assumption of the approximately $24 million of Assumed Indebtedness. Additionally, in connection with the acquisition of the DeBoer Hotels, Marriott will receive the Release Units with a value of $500,000 in exchange for releasing the existing management contracts relating to the DeBoer Hotels. Marriott will have the right, on or after the first anniversary of the issuance of the Release Units, to redeem the Release Units for cash or, at the option of the Company, Common Shares on a one-for-one basis. The DeBoer Group will own approximately 15.9% of the outstanding Common Shares upon closing of the acquisition of the DeBoer Hotels, assuming full redemption into Common Shares of all Units and Preferred Units. Mr. DeBoer, individually, will beneficially own approximately 10.1% of the outstanding Common Shares, assuming full redemption into Common Shares of all Units and Preferred Units. The Preferred Units are convertible at any time into Units on a one-for-one basis. Annual preferred distributions of $1.10 are payable on each Preferred Unit, which may increase up to $1.155 for each Preferred Unit, based on increases in dividends payable on the Common Shares. On or after the second anniversary of the issuance of the Preferred Units, the DeBoer Group will have the right to redeem all outstanding Preferred Units (or Units received upon exercise of the Preferred Conversion Right) for cash or, at the option of the Company, Common Shares on a one-for-one basis. See "Risk Factors -- Adverse Effect of Shares Available for Future Issuance and Sale on Market Price of Common Shares" and "Partnership
Agreement -- Preferred Units." Due to the potential adverse tax consequences to members of the DeBoer Group that may result from a sale of the DeBoer Hotels, the Company has agreed with the DeBoer Group, that for a period of up to ten years following the closing of the acquisition of the DeBoer Hotels, any taxable sale of a DeBoer Hotel requires the consent of the applicable members of the DeBoer Group. See "Risk Factors -- Conflicts of Interest." In addition, due to potential adverse tax consequences, the Company has agreed with the DeBoer Group, for a period of up to ten years following the closing of the acquisition of the DeBoer Hotels, to maintain at all times the Required Indebtedness. In the event that the Company fails to maintain the Required Indebtedness, the Company will be liable for any resulting income tax liabilities incurred by the applicable members of the DeBoer Group. See "Risk Factors -- Risks of Leverage." After the closing of the acquisition of the DeBoer Hotels, Mr. DeBoer will become a Trustee of the Company.

RESIDENCE INN-PORTLAND, MAINE

     The Residence Inn-Portland, Maine hotel is being acquired from Marriott for a purchase price of approximately $6.2 million. Marriott has agreed to accept the Marriott Units with a value of $859,000, or approximately 14% of the purchase price, as a portion of the purchase consideration for the hotel. Marriott will have the right, on or after the first anniversary of issuance of the Marriott Units, to redeem the Marriott Units for a per Unit price equal to the greater of the Offering Price or the market price of the Common Shares on the Redemption Date, payable in cash or, at the option of the Company, Common Shares with an equivalent value. See "Risk Factors -- Adverse Effect of Shares Available for Future Issuance and Sale on Market Price of Common Shares." Subject to the satisfaction of customary closing conditions, the Company will acquire this hotel even if the Offering is not completed. Marriott will continue to manage the Residence Inn-Portland, Maine hotel following the closing of the acquisition of the hotel.

THE ATLANTA HOTELS

     To facilitate the financing and acquisition of the Atlanta Hotels without causing the Company to incur indebtedness in excess of the Debt Limitation, JF Atlanta was formed to acquire such hotels. JF Atlanta is owned by Messrs. Fisher and Shaw. JF Atlanta acquired the Atlanta Hotels on September 6, 1996 for a purchase price of approximately $27.8 million (including closing and financing costs incurred to date). The Company has entered into agreements with JF Atlanta to acquire the Atlanta Hotels concurrent with or immediately after the closing of the Offering for a purchase price equal to the aggregate cost incurred by JF Atlanta in acquiring and financing the Atlanta Hotels, plus any capital contributed by the owners of JF Atlanta to fund any operating losses incurred by JF Atlanta prior to the sale of the Atlanta Hotels to the Company. The Company has paid to JF Atlanta a deposit of $5.8 million in connection with the acquisition of the Atlanta Hotels, which is refundable in the event that the Offering is not completed. JF Atlanta utilized this deposit, together with a term loan from the Lender in the principal amount of approximately $22 million, to finance the acquisition of the Atlanta Hotels. See "Risk Factors -- Risk that Pending Acquisitions Will Not Close," and "-- Conflicts of Interest."

                                USE OF PROCEEDS

     The net proceeds to the Company from the Offering will be approximately $101.7 million ($117.1 million if the over-allotment option is fully exercised). The Company will contribute all of the net proceeds of the Offering to the Partnership and after such contribution and the acquisition of the Acquisition Hotels, will own, through its wholly-owned subsidiaries, an approximately 80.7% interest in the Partnership (81.7% if the over-allotment option is fully exercised). The Partnership will use the net proceeds of the Offering as set forth in the table below:

                                                                               (in millions)
    Purchase of the Acquisition Hotels(1)....................................     $  73.4
    Reduction of outstanding indebtedness under the Line of Credit...........        12.0
    Franchise fees...........................................................         0.5
    Working capital and future acquisitions..................................        15.8
                                                                                 --------
              Total use of proceeds..........................................     $ 101.7
                                                                                 ========

---------------

(1) Includes net closing costs of approximately $2.4 million and approximately $38.8 million of mortgage indebtedness to be assumed and immediately repaid with respect to four of the DeBoer Hotels.

     The balance of the purchase price for the Acquisition Hotels will be paid with (i) approximately 4,113,000 Preferred Units (which were assumed to have a value of $11.00 per Preferred Unit (or an aggregate of $45.2 million) for purposes of calculating the purchase price of the DeBoer Hotels and which have a value of $44.7 million based on the Offering Price), (ii) Units with a value of $1,359,000, and (iii) approximately $24 million of Assumed Indebtedness. See "Acquisitions". If the Underwriters' over-allotment option is exercised in full, the Company intends to use the additional net proceeds of approximately $15.4 million for additional hotel acquisitions and for working capital purposes.

     Pending the use of proceeds referenced above, the net proceeds will be invested in interest-bearing, short-term, investment grade securities or money market accounts, which are consistent with the Company's intention to qualify for taxation as a REIT. Such investments may include, for example, government and government agency securities, certificates of deposit and interest-bearing bank deposits.

                 PRICE RANGE OF COMMON SHARES AND DISTRIBUTIONS

     The Common Shares were listed for quotation on The Nasdaq Stock Market ("Nasdaq") until September 24, 1996 under the symbol "NKPR." The Company's Common Shares were listed on the NYSE under the symbol "KPA" commencing September 25, 1996. The following table sets forth for the indicated periods the high and low bid prices for the Common Shares, as traded through the facilities of Nasdaq and the NYSE and the cash distributions declared per share:

                                                           PRICE RANGE
                                                        ------------------   CASH DISTRIBUTION
                                                         HIGH        LOW     DECLARED PER SHARE
                                                        -------     ------   ------------------
    1994
    Third Quarter (beginning September 23)............  $10.125     $9.625          --
    Fourth Quarter....................................    9.750      7.125        $0.19375
    1995
    First Quarter.....................................    8.625      7.125         0.19375
    Second Quarter....................................    9.125      8.000         0.215
    Third Quarter.....................................    9.500      8.375         0.215
    Fourth Quarter....................................    9.625      8.625         0.215
    1996
    First Quarter.....................................   10.375      8.500         0.225
    Second Quarter....................................   10.250      8.750         0.225
    Third Quarter (through October 21, 1996)..........   11.875      9.375         0.225

     On October 21, 1996, the last reported sale price of the Common Shares on the NYSE was $10.875 per share. As of September 30, 1996, the Company had 188 shareholders of record and approximately 4,800 beneficial owners.

     Although the declaration of distributions is within the discretion of the Board of Trustees and depends on the Company's results of operations, Cash Available for Distribution, the financial condition of the Company, tax considerations (including those related to REITs) and other factors considered important by the Board of Trustees, the Company's policy is to make regular quarterly distributions to its shareholders. The Company's ability to make distributions will depend on the receipt of distributions from the Partnership. The Company has caused and intends to cause the Partnership to distribute to its partners substantially all of its Cash Available for Distribution. The Partnership's primary source of revenue is Rent payments from the Lessee under the Percentage Leases for the Hotels. The Company must rely on the operation of the Hotels to generate sufficient cash flow from the operation of the Hotels to permit the Lessee to meet its Rent obligations under the Percentage Leases. The Lessee has nominal assets and its obligations under the Percentage Leases are unsecured. See "The Lessee."

     Under the federal income tax provisions affecting REITs, the Company must distribute at least 95% of its annual taxable income in order to avoid taxation as a regular corporation. Moreover, the Company must distribute at least 85% of its ordinary income and 95% of its capital gain net income (plus any undistributed income from the prior year) to avoid certain excise taxes applicable to REITs. Under certain circumstances, the Company may be required to make distributions in excess of Cash Available for Distribution in order to meet such distribution requirements. In such event, the Company would seek to borrow the amount of the deficiency or sell assets to obtain the cash necessary to make distributions to retain its qualification as a REIT for federal income tax purposes. The Company expects that a portion of its distributions will constitute a return of capital. A return of capital generally is not subject to federal income tax under current law. Based on the Company's pro forma income before minority interest of approximately $14.3 million for the twelve months ended June 30, 1996, 25,813,743 Common Shares, Units and Preferred Units to be outstanding after the closing of the Offering, a $0.90 per share annual distribution, and the Company's pro forma taxable income for such period, approximately 19.0% of such per share annual distribution is estimated to represent a return of capital for federal income tax purposes. There can be no assurance that the portion of the distributions estimated to be a return of capital based on pro forma results is indicative of the actual return of capital for any future period.

                                 CAPITALIZATION

     The following table sets forth the pro forma capitalization of the Company as of June 30, 1996 and as adjusted to reflect the sale by the Company of 10,000,000 Common Shares offered hereby and the application of the net proceeds as set forth in "Use of Proceeds."

                                                                             JUNE 30, 1996
                                                                        ------------------------
                                                                                      PRO FORMA
                                                                         ACTUAL      AS ADJUSTED
                                                                        --------     -----------
                                                                             (IN THOUSANDS)
Long-term debt........................................................  $ 78,673      $  99,635
Minority interest.....................................................     6,084         46,594
Shareholders' Equity:
  Preferred Shares, $0.01 par value per share, 20,000,000 shares
     authorized, no shares issued and outstanding.....................        --             --
  Common Shares, $0.01 par value per share, 100,000,000 shares authorized, 10,821,401 shares issued and outstanding, and
     20,829,153 shares issued and outstanding, as adjusted(1).........       108            208
  Additional paid-in capital..........................................    90,630        197,880
  Unearned Trustees' compensation.....................................      (161)          (236)
  Distributions in excess of net earnings.............................    (3,027)        (3,027)
                                                                        --------       --------
          Total shareholders' equity..................................    87,550        194,825
                                                                        --------       --------
          Total capitalization........................................  $172,307      $ 341,054
                                                                        ========       ========

---------------

(1) Includes an aggregate of 30,896 restricted Common Shares issued to the Trustees of the Company other than Mr. Fisher, 330 shares issued in connection with the Company's dividend reinvestment plan and 526 Units which were redeemed by the Company for Common Shares subsequent to June 30, 1996. Excludes approximately 4,984,590 Common Shares issuable upon redemption of Units held by limited partners of the Partnership, including 4,112,727 Preferred Units and 124,966 Units to be issued in connection with the acquisition of the Acquisition Hotels. Also excludes Common Shares issuable under the Company's 1994 Share Incentive Plans and the Trustees Share Incentive Plan. On a fully-diluted basis, there will be 25,813,743 Common Shares and Units outstanding upon the closing of the Offering. See "Management -- Executive Compensation," "-- Compensation of Trustees" and "Partnership Agreement -- Redemption Rights."

                         SELECTED FINANCIAL INFORMATION

     The following tables set forth selected historical and pro forma operating and financial data for the Company, the Lessee, the Fisher Initial Hotels and the DeBoer Hotels.

     With respect to the Company, the following tables set forth (i) selected historical operating and other financial data for the period September 30, 1994 (inception) through December 31, 1994, the year ended December 31, 1995, and the six months ended June 30, 1996, (ii) selected (unaudited) historical balance sheet data as of June 30, 1996, (iii) selected (unaudited) pro forma operating and other financial data for the year ended December 31, 1995, the twelve months ended June 30, 1996 and the six months ended June 30, 1996, and (iv) selected (unaudited) pro forma balance sheet data as of June 30, 1996.

     With respect to the Lessee, the following tables set forth (i) selected historical financial data for the period September 30, 1994 (inception) through December 31, 1994, the year ended December 31, 1995, and the six months ended June 30, 1996, and (ii) selected unaudited pro forma financial information for the year ended December 31, 1995, the 12 months ended June 30, 1996 and the six months ended June 30, 1996.

     With respect to the DeBoer Hotels, the following tables set forth the selected historical financial data for the fiscal years ended December 31, 1993, December 30, 1994 and December 31, 1995 and the six months ended June 14, 1996.

     The selected historical financial data for the Company and the Lessee for the period September 30, 1994 (inception) through December 31, 1994 and the year ended December 31, 1995 has been derived from the historical financial statements of the Company and the Lessee, respectively, and audited by Coopers & Lybrand L.L.P., independent accountants, whose reports with respect thereto are incorporated by reference in this Prospectus.

     The selected historical financial data for the DeBoer Hotels for the fiscal years ended December 31, 1993, December 30, 1994 and December 31, 1995 have been derived from the historical financial statements of the DeBoer Hotels audited by Coopers & Lybrand L.L.P., independent accountants, whose reports with respect thereto are included elsewhere in this Prospectus.

     Under rules of the Securities and Exchange Commission, the Fisher Initial Hotels is the predecessor of the Company. The selected financial data for the Fisher Initial Hotels for each of the years in the three-year period ended December 31, 1993 and the nine months ended September 30, 1994 was derived from the historical financial statements of the Fisher Initial Hotels audited by Coopers & Lybrand L.L.P., independent accountants, whose reports with respect thereto are incorporated by reference in this Prospectus.

     The pro forma operating and other financial data is presented as if the acquisition of the Hotels and the closing of the IPO, the Follow-on Offering and the Offering had occurred as of the beginning of the periods presented and, therefore, incorporates certain assumptions that are included in the notes to the pro forma financial statements included elsewhere in this Prospectus. The pro forma balance sheet data of the Company is presented as if the acquisition of the Acquisition Hotels and the closing of the Offering had occurred on June 30, 1996. The pro forma information does not purport to represent what the Company's financial position or results of operations or the Lessee's results of operation actually would have been had such transactions, in fact, occurred on such date or at the beginning of the periods indicated, or to project the Company or the Lessee's financial position or results of operations at any future date or for any future period.

     The following selected financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and all of the financial statements and notes thereto contained or incorporated by reference in this Prospectus.

                              INNKEEPERS USA TRUST

         SELECTED HISTORICAL AND PRO FORMA OPERATING AND FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                       PRO FORMA(1)
                                     HISTORICAL                  ---------------------------------------------------------
                       ---------------------------------------
                        PERIOD FROM                                            YEAR ENDED DECEMBER 31, 1995
                       SEPTEMBER 30,                             ---------------------------------------------------------
                           1994                         SIX
                        (INCEPTION)        YEAR        MONTHS        CURRENT HOTELS        ACQUISITION HOTELS
                          THROUGH         ENDED        ENDED     ----------------------   ---------------------
                       DECEMBER 31,    DECEMBER 31,   JUNE 30,     BEFORE       AFTER     OPERATING     OTHER       THE
                           1994            1995         1996     OFFERING(2)   OFFERING   HOTELS(3)   HOTELS(4)    HOTELS
                       -------------   ------------   --------   -----------   --------   ---------   ---------   --------
OPERATING DATA:
Percentage Lease
 revenue(5)..........     $ 1,480        $ 11,268     $12,050      $23,137     $23,137     $13,022     $ 2,355    $ 38,514
Other revenue........          39             197         247          257         257           0           0         257
                          -------         -------     -------      -------     -------     -------     -------     -------
Total revenue........       1,519          11,465      12,297       23,394      23,394      13,022       2,355      38,771
                          -------         -------     -------      -------     -------     -------     -------     -------
Depreciation and
 amortization........         500           3,182       3,044        7,212       7,212       4,586       1,441      13,239
Ground rent..........          83             336         171          419         419           0           0         419
Interest expense.....          61           1,989       2,442        6,226       5,783       2,079           0       7,862
Amortization of
 origination fees....         148             439         376          774         774           0           0         774
Real estate and
 personal property
 taxes and property
 insurance...........         159           1,105       1,153        2,440       2,440       1,217         329       3,986
General and
 administrative......         133             510         611          800         800          80          20         900
Amortization of
 unearned Trustees'
 compensation........          15              40          24           55          55           0           0          55
                          -------         -------     -------      -------     -------     -------     -------     -------
Total expenses.......       1,099           7,601       7,821       17,926      17,483       7,962       1,790      27,235
                          -------         -------     -------      -------     -------     -------     -------     -------
Income before
 minority interest...         420           3,864       4,476      $ 5,468     $ 5,911     $ 5,060     $   565      11,536
                                                                   =======     =======     =======     =======
Minority interest....         (52)           (397)       (291)                                                      (2,226)
                          -------         -------     -------                                                      -------
Net income...........     $   368        $  3,467     $ 4,185                                                     $  9,310
                          =======         =======     =======                                                      =======
Net income per Common
 Share
 outstanding(6)......     $  0.08        $   0.57     $  0.39                                                     $   0.32
Weighted average
 number of Common
 Shares and Common
 Shares equivalents
 outstanding.........       5,383           6,836      11,569                                                       21,700
OTHER DATA:
Lessee room
 revenue.............     $ 3,404        $ 24,412     $25,333      $51,278     $51,278     $26,876     $     0    $ 78,154
Funds from
 operations(7).......         915           7,017       7,490       12,615      13,058       9,616       1,992      24,666
Cash available for
 distribution(8).....         924           6,453       6,859       11,362      11,805       8,431       2,006      22,242
Cash provided by
 operating
 activities(9).......         670           4,925       6,957                                                       25,604
Cash used in
 investing
 activities(10)......        (172)        (90,929)    (29,516)                                                    (198,624)
Cash provided by
 (used) financing
 activities(11)......      (1,764)         86,642      26,977                                                      190,976


                                   TWELVE MONTHS ENDED JUNE 30, 1996                       SIX MONTHS ENDED JUNE 30, 1996
                       ---------------------------------------------------------   ----------------------------------------------

                           CURRENT HOTELS        ACQUISITION HOTELS                    CURRENT HOTELS        ACQUISITIONS HOTELS
                       ----------------------   ---------------------              ----------------------   ---------------------
                         BEFORE       AFTER     OPERATING     OTHER       THE        BEFORE       AFTER     OPERATING     OTHER
                       OFFERING(2)   OFFERING   HOTELS(3)   HOTELS(4)    HOTELS    OFFERING(2)   OFFERING   HOTELS(3)   HOTELS(4)
                       -----------   --------   ---------   ---------   --------   -----------   --------   ---------   ---------
OPERATING DATA:
Percentage Lease
 revenue(5)..........    $24,789     $24,789     $14,227     $ 2,355    $ 41,371     $13,013     $13,013     $ 6,869     $ 1,178
Other revenue........        421         421           0           0         421         277         277           0           0
                         -------     -------     -------     -------     -------     -------     -------     -------     -------
Total revenue........     25,210      25,210      14,227       2,355      41,792      13,290      13,290       6,869       1,178
                         -------     -------     -------     -------     -------     -------     -------     -------     -------
Depreciation and
 amortization........      7,212       7,212       4,586       1,441      13,239       3,606       3,606       2,294         720
Ground rent..........        424         424           0           0         424         212         212           0           0
Interest expense.....      6,226       5,783       2,079           0       7,862       3,113       2,891       1,040           0
Amortization of
 origination fees....        774         774           0           0         774         387         387           0           0
Real estate and
 personal property
 taxes and property
 insurance...........      2,440       2,440       1,217         329       3,986       1,220       1,220         608         165
General and
 administrative......      1,086       1,086          80          20       1,186         611         611          40          10
Amortization of
 unearned Trustees'
 compensation........         59          59           0           0          59          31          31           0           0
                         -------     -------     -------     -------     -------     -------     -------     -------     -------
Total expenses.......     18,221      17,778       7,962       1,790      27,530       9,180       8,958       3,982         895
                         -------     -------     -------     -------     -------     -------     -------     -------     -------
Income before
 minority interest...    $ 6,989     $ 7,432     $ 6,265     $   565      14,262     $ 4,110     $ 4,332     $ 2,887     $   283
                         =======     =======     =======     =======                 =======     =======     =======     =======
Minority interest....                                                     (2,753)
                                                                         -------
Net income...........                                                   $ 11,509
                                                                         =======
Net income per Common
 Share
 outstanding(6)......                                                   $   0.45
Weighted average
 number of Common
 Shares and Common
 Shares equivalents
 outstanding.........                                                     21,700
OTHER DATA:
Lessee room
 revenue.............    $53,783     $53,783     $28,648     $     0    $ 82,431     $27,840     $27,840     $13,966     $     0
Funds from
 operations(7).......     14,136      14,579      10,821       1,992      27,392       7,683       7,905       5,166         996
Cash available for
 distribution(8).....     12,787      13,230       9,565       2,006      24,801       6,972       7,194       4,552       1,003
Cash provided by
 operating
 activities(9).......                                                     28,334
Cash used in
 investing
 activities(10)......                                                   (206,275)
Cash provided by
 (used) financing
 activities(11)......                                                    201,768


                         THE
                        HOTELS
                       --------
OPERATING DATA:
Percentage Lease
 revenue(5)..........  $ 21,060
Other revenue........       277
                        -------
Total revenue........    21,337
                        -------
Depreciation and
 amortization........     6,620
Ground rent..........       212
Interest expense.....     3,931
Amortization of
 origination fees....       387
Real estate and
 personal property
 taxes and property
 insurance...........     1,993
General and
 administrative......       661
Amortization of
 unearned Trustees'
 compensation........        31
                        -------
Total expenses.......    13,835
                        -------
Income before
 minority interest...     7,502

Minority interest....    (1,448)
                        -------
Net income...........  $  6,054
                        =======
Net income per Common
 Share
 outstanding(6)......  $   0.24
Weighted average
 number of Common
 Shares and Common
 Shares equivalents
 outstanding.........    21,700
OTHER DATA:
Lessee room
 revenue.............  $ 41,806
Funds from
 operations(7).......    14,067
Cash available for
 distribution(8).....    12,749
Cash provided by
 operating
 activities(9).......    14,540
Cash used in
 investing
 activities(10)......  (133,007)
Cash provided by
 (used) financing
 activities(11)......   142,703

                                                                                        AT JUNE 30, 1996
                                                                                  -----------------------------
                                                                                                  PRO FORMA
                                                                                                      AS
                                                                                   ACTUAL      ADJUSTED(1)(12)
                                                                                  --------     ----------------
BALANCE SHEET DATA:
Investment in Hotels, at cost...................................................  $175,918         $325,684
Total assets....................................................................   175,428          344,175
Total long-term debt............................................................    78,673           99,635
Minority interest in Partnership................................................     6,084           46,594
Total shareholders' equity......................................................    87,550          194,825

Notes located on subsequent page.

                                     LESSEE

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                            PRO FORMA(1)
                                       HISTORICAL                     --------------------------------------------------------
                       -------------------------------------------                                                     TWELVE
                        PERIOD FROM                                                                                    MONTHS
                       SEPTEMBER 30,                                                                                   ENDED
                           1994                                                        YEAR ENDED                     JUNE 30,
                        (INCEPTION)                                                DECEMBER 31, 1995                    1996
                          THROUGH        YEAR ENDED     SIX MONTHS    --------------------------------------------    --------
                       DECEMBER 31,     DECEMBER 31,    ENDED JUNE    CURRENT     OPERATING     OTHER       THE       CURRENT
                           1994             1995         30, 1996      HOTELS      HOTELS      HOTELS      HOTELS      HOTELS
                       -------------    ------------    ----------    --------    ---------    -------    --------    --------
OPERATING DATA:
Total gross
 operating
 revenue............      $ 3,776         $ 26,307       $ 27,226     $ 54,861    $ 28,597                $ 83,458    $ 57,618
Total departmental
 expenses...........          963            6,275          6,004       12,482       6,012                  18,494      13,159
Total unallocated
 operating
 expenses...........        1,026            7,182          7,231       15,978       9,094                  25,072      16,386
Total other
 expenses...........           52              239            206          682         189                     871         450
                          -------         --------       --------     --------    --------     -------    --------    --------
Net operating
 profit.............        1,735           12,611         13,785       25,719      13,302                  39,021      27,623
Lessee overhead.....         (132)            (952)          (904)      (1,252)                             (1,252)     (1,745)
Percentage Lease
 payments...........       (1,480)         (11,268)       (12,050)     (23,137)    (13,022 )   $(2,355)    (38,514)    (24,789)
                          -------         --------       --------     --------    --------     -------    --------    --------
Net income(13)......      $   123         $    391       $    831     $  1,330    $    280     $(2,355)   $   (745)   $  1,089
                          =======         ========       ========     ========    ========     =======    ========    ========


                                                                        SIX MONTHS ENDED
                      TWELVE MONTHS ENDED JUNE 30, 1996                  JUNE 30, 1996
                      ---------------------------------   --------------------------------------------
                      OPERATING     OTHER        THE      CURRENT     OPERATING     OTHER       THE
                       HOTELS      HOTELS       HOTELS     HOTELS      HOTELS      HOTELS      HOTELS
                      ---------    -------     --------   --------    ---------    -------    --------
OPERATING DATA:
Total gross
 operating
 revenue............  $ 30,479                $ 88,097    $ 29,841     $14,855                $ 44,696
Total departmental
 expenses...........     6,198                  19,357       6,630       2,950                   9,580
Total unallocated
 operating
 expenses...........     9,712                  26,098       8,040       4,873                  12,913
Total other
 expenses...........       189                     639         217         106                     323
                      --------     --------    -------    --------    --------     --------   --------
Net operating
 profit.............    14,380                  42,003      14,954       6,926                  21,880
Lessee overhead.....                            (1,745)       (904)                               (904)
Percentage Lease
 payments...........   (14,227 )   $(2,355)    (41,371)    (13,013)     (6,869)    $(1,178)    (21,060)
                      --------     --------    -------    --------    --------     --------   --------
Net income(13)......  $    153     $(2,355)   $ (1,113)   $  1,037     $    57     $(1,178)   $    (84)
                      ========     ========    =======    ========    ========     ========   ========

Notes located on subsequent page.

                             FISHER INITIAL HOTELS

                SELECTED COMBINED HISTORICAL FINANCIAL DATA(14)

                                                                                       NINE MONTHS
                                                          YEAR ENDED DECEMBER 31,         ENDED
                                                        ---------------------------   SEPTEMBER 30,
                                                         1991      1992      1993         1994
                                                        -------   -------   -------   -------------
                                                                      (IN THOUSANDS)
OPERATING DATA:
Room revenue..........................................  $ 5,499   $ 7,637   $ 9,985      $ 8,182
Other revenue.........................................      622       758       668          559
                                                        -------   -------   -------       ------
          Total revenue...............................    6,121     8,395    10,653        8,741
Hotel operating expenses..............................    4,251     5,152     6,458        5,048
Depreciation and amortization.........................    1,273     1,382     1,337          814
Interest expense......................................    2,012     2,198     2,204        1,435
Other expenses........................................      642       865     1,177          948
                                                        -------   -------   -------       ------
          Net income (loss)...........................  $(2,057)  $(1,202)  $  (523)     $   496
                                                        =======   =======   =======       ======

                               THE DEBOER HOTELS

                  SELECTED COMBINED HISTORICAL FINANCIAL DATA

                                                                                            SIX
                                                                                           MONTHS
                                                              YEAR ENDED DECEMBER 31,      ENDED
                                                            ---------------------------   JUNE 14,
                                                             1993      1994      1995       1996
                                                            -------   -------   -------   --------
                                                                        (IN THOUSANDS)
OPERATING DATA:
Room revenue..............................................  $22,930   $24,456   $26,876   $ 13,966
Other revenue.............................................    1,570     1,613     1,774        897
                                                            -------   -------   -------    -------
          Total revenue...................................   24,500    26,069    28,650     14,863
Hotel operating expenses..................................   15,804    15,916    16,861      8,691
Depreciation and amortization.............................    1,661     2,045     2,255        786
Interest expense..........................................    5,500     5,125     5,312      2,431
Partnership expenses......................................      103       509       251        177
                                                            -------   -------   -------    -------
Net income before extraordinary item......................    1,432     2,474     3,971      2,778
Extraordinary item........................................       --        --    10,356         --
                                                            -------   -------   -------    -------
          Net income......................................  $ 1,432   $ 2,474   $14,327   $  2,778
                                                            =======   =======   =======    =======

---------------

 (1) The pro forma information does not purport to represent what the Company's or the Lessee's financial position or results of operations actually would have been if the Company had in fact owned and leased to the Lessee the Current Hotels and the Acquisition Hotels at the beginning of the periods indicated, or to project the Company's or the Lessee's results of operations for any future period.
 (2) This pro forma information represents the results of operations for the Current Hotels as if the Current Hotels were owned by the Company at the beginning of the periods presented and leased to the Lessee under the Percentage Leases throughout the periods presented, but does not reflect any effects of the Offering.
 (3) Operating Hotels include the following Acquisition Hotels, which had substantive room revenues for the Residence Inn-San Mateo, California; -Silicon Valley I, California; -Silicon Valley II, California; - Denver (Downtown), Colorado; -Wichita East, Kansas; -East Lansing, Michigan; and -Grand Rapids, Michigan hotels.
 (4) Other Hotels includes the following three Acquisition Hotels, which had no substantive operations during the periods presented: the Residence Inn-Atlanta (Downtown), Georgia and -Portland, Maine hotels; and the Hampton Inn-Norcross, Georgia hotel.

 (5) With respect to the pro forma information, represents Rent payments from the Lessee to the Company calculated on a pro forma basis by applying the Rent provisions of the Percentage Leases to the historical room revenue of the Hotels as if the beginning of the periods presented were the beginning of the lease year and assumes the Company owned and leased the Current Hotels and the Acquisition Hotels throughout the periods presented. For the three Hotels that had no substantive operations for the periods presented, the Percentage Lease payment is assumed to be equal only to the Base Rent provided in the applicable Percentage Leases, and does not include Percentage Rent in excess of Base Rent which the Company believes will be payable in future periods.
 (6) Computed by dividing income before minority interest, less the distributions on the Preferred Units, by the weighted average number of Common Shares and Common Share equivalents (including Units) outstanding for the periods presented. For the periods presented, redemption of the Preferred Units into Common Shares would be antidilutive, and, therefore, fully diluted earnings per share is not presented.
 (7) FFO under the NAREIT guidelines consists of net income, computed in accordance with generally accepted accounting principles, excluding gains or losses from debt restructuring and sales of property, plus depreciation of real property (including furniture, fixtures and equipment) and after adjustments for unconsolidated partnerships and joint ventures. Industry analysts generally consider FFO to be an appropriate measure of the performance of an equity REIT. FFO should not be considered as an alternative to net income or other measurements under generally accepted accounting principles as an indicator of operating performance or to cash flows from operating, investing or financing activities as a measure of liquidity. FFO does not reflect cash expenditures for capital improvements or principal repayment of debt. Under the Percentage Leases, the Company is obligated to make available to the Lessee 4% of room revenues for the periodic refurbishment and replacement of furniture, fixtures and equipment at the Hotels. See "Business and Properties -- The Percentage Leases."
 (8) Cash Available for Distribution is computed by subtracting from FFO the sum of (a) 4% of room revenues, which the Company is obligated by the Percentage Leases to make available to the Lessee for the periodic refurbishment and replacement of furniture, fixtures and equipment at the Hotels, and (b) principal amortization on long-term debt and adding the sum of (i) amortization of franchise costs, (ii) amortization of loan origination fees, and (iii) amortization of unearned Trustees' compensation.
 (9) Pro forma cash provided by operating activities represents net income plus minority interest, depreciation and amortization, amortization of loan origination fees, and amortization of unearned Trustees' compensation. There are no adjustments included for changes in working capital items.
(10) Pro forma cash used in investing activities includes the purchase of the Hotels, the payment of certain franchise fees and 4% of room revenues, which the Company is obligated by the Percentage Leases to make available to the Lessee for the periodic refurbishment and replacement of furniture, fixtures and equipment at the Hotels.
(11) Pro forma cash provided (used) by financing activities is computed as the sum of (i) the product of actual distributions per share and per Unit for the periods presented and the pro forma Common Shares and Units outstanding; (ii) distributions on the Preferred Units; (iii) the proceeds from the issuance of long-term debt used to acquire the Hotels; (iv) the principal payments required on the long-term debt; (v) the proceeds from the Follow-on Offering and the Offering, and (vi) the payment of loan origination fees to the Lender.
(12) Adjusted to reflect the sale of 10,000,000 Common Shares and the application of the net proceeds as set forth in "Use of Proceeds."
(13) The Lessee has elected status as a Subchapter S corporation for federal income tax purposes and pays no corporate level tax on its net income.
(14) The Fisher Initial Hotels are deemed to be the predecessor of the Company and do not include any of the other Hotels.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

BACKGROUND

     The Company completed its IPO on September 30, 1994 and contributed all of the net proceeds thereof to the Partnership in exchange for an approximately 87.7% aggregate equity interest in the Partnership. The Partnership used the proceeds of the IPO to repay indebtedness incurred in connection with the acquisition of one Initial Hotel prior to the IPO and to acquire the other six Initial Hotels.

     In January 1995, the Company acquired the 93-room Hampton Inn-Tallahassee, Florida hotel; in March 1995, the Company acquired the 127-room Comfort Inn-Allentown, Pennsylvania hotel; and in May 1995, the Company acquired the 176-room Ramada Inn-Germantown, Maryland hotel, which was subsequently converted to a Hampton Inn. The Company completed the Follow-on Offering on October 6, 1995, and shortly thereafter, acquired eight Residence Inn hotels, with an aggregate of 824 rooms. Since the closing of the Follow-on Offering, the Company has acquired the 164-room Holiday Inn Express-Lexington, Massachusetts hotel in February 1996, the 96-room Residence Inn-Cherry Hill, New Jersey hotel, and the 80-room Residence Inn-Harrisburg, Pennsylvania hotel, both acquired in May 1996 and, in August 1996, the 100-room Comfort Inn-Woburn, Massachusetts hotel.

     Immediately following the closing of the Offering, the Company will contribute all of the net proceeds of the Offering to the Partnership and, following such contribution, will own, through the Company's wholly-owned subsidiaries, an approximately 80.7% interest in the Partnership. The Partnership will use a portion of the net proceeds to pay a portion of the costs of acquiring the Acquisition Hotels. The Company also will assume the approximately $24 million of Assumed Indebtedness in connection with the acquisition of the Acquisition Hotels.

     In order for the Company to qualify as a REIT, the Company cannot operate hotels. Therefore, the Company leases the Hotels to the Lessee. The Company's principal source of revenue is Rent payments by the Lessee pursuant to the Percentage Leases. Percentage Lease revenue is based primarily upon room revenue. The Lessee leases all of the Current Hotels, and will lease all of the Acquisition Hotels, from the Company under Percentage Leases. The Lessee's ability to make Rent payments to the Company under the Percentage Leases is dependent on the ability of the Lessee or any third-party manager, such as Marriott or TMH, to generate sufficient cash flow from the operation of the Hotels.

     REVPAR for the Current Hotels experienced increases in each of 1994, 1995, and during the first six months of 1996, as compared to the same periods of the prior years. Management believes the growth in REVPAR at the Current Hotels reflects the implementation of professional management techniques and improving industry conditions. The following table sets forth information with respect to occupancy, ADR and REVPAR for the Current Hotels for each of the years ended December 31, 1994 and 1995, and for the six months ended June 30, 1996. No assurance can be given that the trends reflected in the following table will continue or that occupancy, ADR and REVPAR will not decrease due to changes in national or local economic or hospitality industry conditions. Increases in REVPAR attributable to increases in occupancy are accompanied by increases in most categories of variable operating costs. Increases in REVPAR attributable to increases in ADR are accompanied by increases in certain categories of operating costs, such as management fees, license fees and Percentage Rent.

                                                         YEAR ENDED
                                        ---------------------------------------------   SIX MONTHS ENDED JUNE
                                          DECEMBER 31, 1994       DECEMBER 31, 1995           30, 1996
                                        ---------------------   ---------------------   ---------------------
                                                   PERCENTAGE              PERCENTAGE              PERCENTAGE
                                                     CHANGE                  CHANGE                  CHANGE
                                        ABSOLUTE   FROM PRIOR   ABSOLUTE   FROM PRIOR   ABSOLUTE   FROM PRIOR
                                         CHANGE       YEAR       CHANGE       YEAR       CHANGE       YEAR
                                        --------   ----------   --------   ----------   --------   ----------
Occupancy.............................      1.7%       2.3%        (0.5)%      (0.0)%       4.3%       5.7%
ADR...................................   $ 2.51        3.8%      $ 4.59         6.7%     $ 3.05        4.2%
REVPAR................................   $ 3.05        6.2%      $ 3.14         6.0%     $ 5.59       10.1%

RESULTS OF OPERATIONS

     The following is a discussion of the results of operations for the Company and the Lessee. The Company's fiscal year ends on December 31. Therefore, the 12 months ended June 30, 1996, and December 31, 1995 are referred to hereafter as "1996" and "1995" respectively. The six months ended June 30, 1996 and June 30, 1995 are referred to hereafter as the "1996 Six Months" and the "1995 Six Months," respectively.

  The Company -- Actual

  COMPARISON OF 1996 SIX MONTHS TO 1995 SIX MONTHS

     The Company had revenues of $12,297,000 for the 1996 Six Months, consisting of $12,050,000 of Percentage Lease revenues from the Lessee and $247,000 of other revenue. Percentage Lease revenues increased by $7,532,000, or 166.7% from $4,518,000 for the 1995 Six Months. This increase was primarily due to the number of Hotels owned by the Company increasing from seven at January 1, 1995, to 18 at January 1, 1996, and to 21 at June 30, 1996.

     Depreciation and amortization, amortization of loan origination fees, and amortization of unearned Trustees' compensation ("Depreciation and Amortization") were $3,444,000 in the aggregate for the 1996 Six Months. Depreciation and Amortization increased by $2,129,000, or 161.9%, from $1,315,000 for the 1995 Six Months. This increase was primarily due to increased depreciation and amortization as a result of the number of Hotels owned by the Company increasing from seven at January 1, 1995, to 18 at January 1, 1996, and to 21 at June 30, 1996. Amortization of loan origination fees increased by $221,000 due primarily to the payment by the Company of a $350,000 loan commitment fee to the Lender to increase the Line of Credit from $50 million to $70 million in March 1996.

     Real estate and personal property taxes and property insurance ("Taxes and Insurance") were $1,153,000 for the 1996 Six Months. Taxes and Insurance increased by $763,000, or 195.6%, from $390,000 for the 1995 Six Months. This increase was due primarily to the number of Hotels owned by the Company increasing from seven at January 1, 1995, to 18 at January 1, 1996 and to 21 at June 30, 1996.

     Interest expense of $2,442,000 primarily consisted of interest incurred on borrowings outstanding under the Line of Credit and the Term Loan for the 1996 Six Months. Interest Expense increased by $1,866,000, or 324.0%, from $576,000 for the 1995 Six Months. This increase was primarily due to interest incurred on borrowings outstanding under the Term Loan, which was outstanding only for the 1996 Six Months. Additionally, the outstanding balance on the Line of Credit increased for the 1996 Six Months due to borrowings for the acquisition of the Holiday Inn Express -- Lexington, Massachusetts hotel in February 1996, the acquisition of the Residence Inn -- Cherry Hill, New Jersey hotel in May 1996 and the acquisition of the Residence Inn -- Harrisburg, Pennsylvania hotel in May 1996.

     Net income before minority interest and FFO was $4,476,000, or $0.39 per share and $7,490,000, or $0.65 per share, respectively, for the 1996 Six Months. Net income before minority interest increased by $2,617,000, or 140.8%, and $0.04 per share, or 11.4% from $1,859,000 and $0.35 per share, respectively, for the 1995 Six Months. FFO increased by $4,502,000, or 150.7%, and $0.09 per share, or 16.1%, from $2,988,000 and $0.56 per share, respectively for the 1995 Six Months.

  1995

     The Company had revenues of $11,465,000, consisting of $11,268,000 of Percentage Lease revenues from the Lessee and $197,000 of other revenue. Depreciation and Amortization was $3,661,000 in the aggregate. Taxes and Insurance was $1,105,000. Interest expense of $1,989,000 primarily consisted of interest incurred on borrowings outstanding under the Line of Credit and the Term Loan. Net income before minority interest was $3,864,000, or $0.57 per share, and FFO was $7,017,000, or $1.03 per share.

  SEPTEMBER 30, 1994 (INCEPTION) THROUGH DECEMBER 31, 1994

     The Company had revenues of $1,519,000, consisting of $1,480,000 of Percentage Lease revenues from the Lessee and $39,000 in other revenue. Depreciation and Amortization was $663,000 in the aggregate. Taxes and Insurance was $159,000. Interest expense was $61,000, which consisted solely of interest on the Mortgage Note on the Hampton Inn-West Palm Beach, Florida hotel. Net income before minority interest was $420,000, or $0.08 per share, and FFO was $915,000, or $0.17 per share.

  The Company -- Pro Forma

     The following pro forma information is presented as if the acquisition of the Hotels and the closing of the Follow-on Offering and the Offering had occurred at the beginning of the periods presented.

  COMPARISON OF 1996 SIX MONTHS TO 1995 SIX MONTHS

     The Company had revenues of $21,337,000 for the 1996 Six Months, consisting of $21,060,000 of Percentage Lease revenue from the Lessee and $277,000 of other revenue. Percentage Lease revenue increased by $2,857,000, or 15.7%, from $18,203,000 for the 1995 Six Months. This increase was primarily due to a REVPAR increase of 11.0% for the Hotels for the 1996 Six Months over the 1995 Six Months.

     Depreciation and Amortization was $7,038,000 in the aggregate for the 1996 Six Months and $7,034,000 for the 1995 Six Months. Taxes and Insurance was $1,993,000 for the 1996 Six Months and $1,993,000 for the 1995 Six Months. Interest Expense, which primarily consisted of interest incurred on borrowings under the Line of Credit and the Term Loan which was $3,931,000 for the 1996 Six Months and $3,931,000 for the 1995 Six Months.

     Net income before minority interest and FFO was $7,502,000, or $0.24 per share and $14,067,000, or $0.54 per share, respectively, for the 1996 Six Months. Net income before minority interest increased by $2,726,000, or 57.1%, and $0.12 per share, or 100.0%, from $4,776,000 and $0.12 per share, respectively for the 1995 Six Months. FFO increased by $2,726,000, or 24.0%, and $0.12 per share, or 28.6%, from $11,341,000 and $0.42 per share, respectively for the 1995 Six Months. These increases were primarily due to a REVPAR increase of 11.0% for the Hotels for the 1996 Six Months over the 1995 Six Months.

  COMPARISON OF 1996 TO 1995

     The Company had revenues of $41,792,000 for 1996, consisting of $41,371,000 of Percentage Lease revenue from the Lessee and $421,000 of other revenue. Percentage Lease revenue increased by $2,857,000, or 7.4%, from $38,514,000 in 1995. This increase was primarily due to a REVPAR increase of 5.5% for the Hotels for 1996 over 1995.

     Depreciation and Amortization was $14,072,000 in the aggregate for 1996 and $14,068,000 in 1995. Taxes and Insurance was $3,986,000 for 1996 and 1995.
Interest Expense, primarily consisting of interest incurred on borrowings under the Line of Credit and the Term Loan was $7,862,000 for 1996 and 1995.

     Net income before minority interest and FFO was $14,262,000, or $0.45 per share and $27,392,000, or $1.05 per share, respectively, for 1996. Net income before minority interest increased by $2,726,000, or 23.6%, and $0.13 per share, or 40.6%, from $11,536,000, or $0.32 per share, respectively, for 1995. FFO increased by $2,726,000, or 11.1%, and $0.12 per share, or 12.9%, from $24,666,000 and $0.93 per share, respectively, for 1995. These increases were primarily due to a REVPAR increase of 5.5% for the Hotels for 1996 over 1995.

  The Lessee -- Actual

  COMPARISON OF 1996 SIX MONTHS TO 1995 SIX MONTHS

     The Lessee had total revenue for the 1996 Six Months of $27,226,000, consisting of $25,333,000 of room revenue and $1,893,000 of other revenue. Room revenue increased by $15,819,000, or 166.3%, from $9,514,000 for the 1995 Six Months. This increase was primarily due to the number of Hotels leased increasing from seven at January, 1995 to 18 at January 1, 1996 and to 21 at June 30, 1996.

     Percentage Lease payments, hotel operating expenses and overhead expenses for the 1996 Six Months were $12,050,000, $13,441,000, and $904,000, respectively. Percentage Lease payments, hotel operating expense and overhead expenses increased by $7,532,000 or 166.7%, $8,506,000, or 172.4%, and $493,000
or

120.0%, respectively from $4,518,000, $4,935,000 and $411,000 for the 1995 Six
Months, respectively. These increases were primarily due to the number of Hotels leased increasing from seven at January 1, 1995 to 18 at January 1, 1996 and to 21 at June 30, 1996. Net income for the 1996 Six Months was $831,000. Net income increased $421,000, or 103.0%, from $410,000 for the 1995 Six Months.

     The gross margin percentage remained relatively constant at 78% for the 1996 Six Months and 1995 Six Months. Net income as a percentage of gross operating revenue was 3.0% and 4.0% for the 1996 Six Months and 1995 Six Months, respectively.

  1995

     The Lessee had total revenue of $26,307,000, consisting of $24,412,000 of room revenue and $1,895,000 of other revenue. Percentage Lease payments, hotel operating expenses and overhead expenses were $11,268,000, $13,696,000 and $952,000, respectively, resulting in net income of $391,000.

  SEPTEMBER 30, 1994 (INCEPTION) THROUGH DECEMBER 31, 1994

     The Lessee had total revenue of $3,776,000, consisting of $3,404,000 of room revenue and $372,000 of other revenue. Percentage Lease payments, hotel operating expenses and overhead expenses were $1,480,000, $2,041,000 and $132,000, respectively, resulting in net income of $123,000.

  The Lessee -- Pro Forma

     The following pro forma information is presented as if the acquisition of the Hotels and the closing of the IPO, the Follow-on Offering and the Offering had occurred at the beginning of the periods presented.

  COMPARISON OF 1996 SIX MONTHS TO 1995 SIX MONTHS

     The Lessee had total revenue for the 1996 Six Months of $44,696,000, consisting of $41,806,000 of room revenue and $2,890,000 of other revenue. Room revenue increased by $4,277,000, or 11.4%, from $37,529,000 for the 1995 Six Months. This increase was primarily due to an ADR increase of 5.7% and an occupancy increase of 5.1%.

     Percentage Lease payments, hotel operating expenses and overhead expenses for the 1996 Six Months were $21,060,000, $22,816,000, $904,000, respectively.
Percentage Lease payments, hotel operating expenses and overhead expenses increased by $2,857,000 or 15.7%, $1,657,000 or 7.8%, and $493,000 or 119.9%,
respectively, from $18,203,000, $21,159,000 and $411,000 for the 1995 Six
Months. These increases were primarily due to increased REVPAR of 11.0% at the Hotels, which resulted in increased Percentage Lease payments and variable expenses. Net loss for the 1996 Six Months was $84,000. Net income decreased $368,000 or 129.6%, from $284,000 the 1995 Six Months.

     The gross margin percentage remained relatively constant at 78.6% and 78.2% for the 1996 Six Months and 1995 Six Months, respectively. Net loss (net income for 1995) as a percentage of gross operating revenue was 0.2% and 0.7% for 1996 Six Months and 1995 Six Months, respectively.

  COMPARISON OF 1996 TO 1995

     The Lessee had total revenue for 1996 of $88,097,000 consisting of $82,431,000 of room revenue and $5,666,000 of other revenue. Room revenue increased by $4,277,000, or 5.5%, from $78,154,000 for 1995. This increase was primarily due to an ADR increase of 2.9% and an occupancy increase of 2.5%.

     Percentage Lease payments, hotel operating expenses and overhead expenses for 1996 were $41,371,000, $46,094,000, $1,745,000, respectively. Percentage
Lease payments, hotel operating expenses and overhead expenses increased by $2,857,000, or 7.4%, $1,657,000, or 3.7%, and $493,000, or 39.4%, respectively, from $38,514,000, $44,437,000 and $1,252,000, for 1995. These increases were primarily due to increased REVPAR of 5.5% at the Hotels, which resulted in increased Percentage Lease payments and increased variable expenses. Net loss for 1996 was $1,113,000. Net loss increased $368,000 or 49.4% from $745,000, for 1995.

     The gross margin percentage remained relatively constant at 78.0% and 77.8% for 1996 and 1995, respectively. Net loss as a percentage of gross operating revenue was 1.3% and 0.9% for 1996 and 1995, respectively.

  The Fisher Initial Hotels

     The following table sets forth certain historical information for the Fisher Initial Hotels as a percentage of combined Fisher Initial Hotel total revenue for the periods indicated.

                                                                                       NINE MONTHS
                                                           YEAR ENDED DECEMBER 31,        ENDED
                                                          -------------------------   SEPTEMBER 30,
                                                          1991      1992      1993        1994
                                                          -----     -----     -----   -------------
STATEMENT OF OPERATIONS:
  Room revenue..........................................   89.8%     91.0%     93.7%       93.6%
  Other revenue.........................................   10.2       9.0       6.3         6.4
                                                          -----     -----     -----       -----
     Total revenue......................................  100.0     100.0     100.0       100.0
  Hotel operating expenses..............................   69.4      61.4      60.6        57.8
  Other Expenses........................................   64.2      52.9      44.3        36.5
                                                          -----     -----     -----       -----
     Net income (loss)..................................  (33.6)%   (14.3)%    (4.9)%       5.7%
                                                          =====     =====     =====       =====

     Comparison of year ended December 31, 1993 to year ended December 31, 1992

     Room revenue increased $2,400,000, or 31.6%, from $7,600,000 in 1992 to
$10,000,000 in 1993. The primary reason for the increase was the acquisition of the Hampton Inn-Islandia (Long Island), New York hotel in December 1992. In addition, ADR increased 9.8% from $51.46 in 1992 to $56.50 in 1993 reflecting management's focus on increasing room rates, particularly at the Hampton Inn-Willow Grove (Philadelphia), Pennsylvania hotel. Partially offsetting the increase in ADR was a decline in occupancy of 2.1% from 76.2% to 74.1%. The primary reason for the decrease in occupancy in 1993 was the higher than normal occupancy at the Hotels located in Florida during the fourth quarter of 1992 as a result of Hurricane Andrew. REVPAR increased 6.8% from $39.22 to $41.89.

     Hotel operating expenses increased $1,300,000, or 25.3%, from $5,200,000 in 1992 to $6,500,000 in 1993 principally as a result of the acquisition of the Hampton Inn-Islandia (Long Island), New York hotel, but decreased as a percent of total revenue from 61.4% to 60.6%. Net loss declined from ($1,200,000) to ($523,000).

     Comparison of year ended December 31, 1992 to year ended December 31, 1991

     Room revenue increased $2,100,000, or 38.2% from $5,500,000 in 1991 to $7,600,000 in 1992, approximately $1,500,000 of which resulted from the commencement of operations of the Hampton Inn-Willow Grove (Philadelphia), Pennsylvania hotel in August 1991, and approximately $600,000 of which resulted from increased revenues at the Hotels located in Florida during the last four months of 1992 due to increased demand in South Florida hotels as a result of Hurricane Andrew.

     Hotel operating expenses increased $900,000, or 20.9%, from $4,300,000 in 1991 to $5,200,000 in 1992, principally as a result of expenses attributable to the commencement of operations at the Hampton Inn-Willow Grove (Philadelphia), Pennsylvania hotel, but decreased as a percentage of total revenue in 1992 from 69.4% to 61.4%. Net loss decreased from ($2,100,000) to ($1,200,000).

LIQUIDITY AND CAPITAL RESOURCES

     A substantial portion of the Company's growth strategy is to enhance shareholder value by increasing Cash Available for Distribution through the acquisition of additional operating hotels. The Company will invest in additional hotels as suitable opportunities arise, and the Company will not contract for investments unless adequate sources of financing are available. It is expected that future investments in additional hotels will be financed, in whole or in part, with (i) proceeds from additional issuances of Common Shares or other securities, (ii) incurrence of additional indebtedness and (iii) internally generated cash flow. Additionally, the Company may be required to incur additional indebtedness to meet distribution requirements imposed on a REIT under the Code to the extent cash flow from operations is insufficient to make such distributions. The Debt Limitation limits aggregate indebtedness to 50% of the Company's investment in hotel properties, at cost. After the closing of the Offering and the application of the net proceeds of the Offering as set forth in "Use of Proceeds," the Company will have outstanding debt of approximately $99.6 million, borrowing capacity of approximately $126.4 million under the Debt Limitation and $28 million of borrowing capacity under the Line of Credit, all subject to certain debt coverage requirements contained in the Line of Credit agreements.

     The purchase of the Current Hotels has been funded by the issuance of Common Shares and Units, borrowings on the Line of Credit and the Term Loan and internally generated cash flow. The Company completed its IPO in September 1994, which raised gross proceeds of approximately $46.9 million primarily to fund the purchase of seven hotels. Subsequent to the IPO, the Company funded the purchase of three of the Current Hotels through borrowings under the Line of Credit. The Company raised gross proceeds of approximately $55.7 million in the Follow-on Offering primarily for the acquisition of eight of the Current Hotels. Since the Follow-on Offering, the Company has funded the purchase of four additional Hotels through borrowings under the Line of Credit and internally generated cash flow.

     The Company obtained the Line of Credit from the Lender in March 1995 to fund hotel acquisitions. The maximum amount available under the Line of Credit currently is $70 million. The Line of Credit is secured by 13 of the Current Hotels and will be secured by any hotels acquired by the Company in the future with proceeds from the Line of Credit. Borrowings under the Line of Credit currently bear interest at 175 basis points over the 30-day LIBOR rate as published by Telerate. The Company pays a financing fee equal to 0.5% of any funds borrowed under the Line of Credit. The Line of Credit has a term expiring in March 1997, and may be extended for an additional year upon the payment of a fee equal to 1.0% of the maximum amount available under the Line of Credit. The average interest rate on borrowing under the Line of Credit for the 1996 Six Months was 7.45% per annum.

     The Line of Credit permits borrowings under the Line of Credit only if the Company's debt service coverage ratio is at least 2.0. The Company may remove a lien on a hotel securing the Line of Credit if the Company's debt service coverage ratio is 2.0 or greater and the Company pays the Lender 1.25 times the amount of the outstanding indebtedness under the Line of Credit that is allocated to such Hotel. In addition to the first priority mortgage liens currently on 13 of the Hotels owned by the Company, the Line of Credit is secured by (i) guarantees by each of the Company and its wholly owned subsidiary Innkeepers Financial Corporation, the general partner of the Partnership, (ii) a pledge of the Company's interest in the Partnership, (iii) liens on the Company's personal property related to the Hotels securing the Line of Credit, and (iv) an assignment of the Percentage Leases, and the rents, agreements and licenses arising thereunder.

     In addition to standard events of default, the Company will be in default under the Line of Credit if (i) the Lessee defaults under any Percentage Lease relating to a Hotel owned by the Company, (ii) either guarantor's minimum net worth falls below a specified level or the Company's debt service coverage ratio falls below 1.4, (iii) the Company fails to qualify as a REIT, or (iv) the Partnership ceases to be majority-owned by either guarantor.

     The Term Loan is secured by eight of the Current Hotels. The Company used a portion of the Term Loan to fund approximately $18.6 million of the acquisition costs on the Hotels that were purchased in connection with the Follow-on Offering, and the balance of the Term Loan was used to repay amounts outstanding under the Line of Credit. The Term Loan bears interest at a fixed rate equal to 8.17% per annum. The principal amount of the Term Loan will amortize on a 20-year schedule commencing on October 6, 1997, which is the second anniversary of the closing of the Term Loan. The Term Loan will mature and be payable in full in October 2015, but may be prepaid at any time after October 2007 without penalty. If the Term Loan is not prepaid at such time, interest on the then outstanding principal balance will accrue at 13.17% per annum. The outstanding principal balance on the Term Loan was $30 million at June 30, 1996.

     In connection with the acquisition of three of the DeBoer Hotels, the Company will assume the approximately $24 million of Assumed Indebtedness, which is secured by such Hotels. Following the closing of the Offering, the Residence Inn-East Lansing, Michigan hotel and the Residence Inn-Grand Rapids, Michigan hotel (the "New Michigan Hotels"), will continue to be subject to recourse mortgage indebtedness in the outstanding aggregate principal amount of $10 million (the "Michigan Loans"). Each Michigan Loan bears interest at a variable interest rate, reset monthly, based upon 30-day yield evaluations at par of not less than 20 tax-exempt securities selected by an independent party. The average interest rate on the Michigan Loans as of September 9, 1996 was 3.8% per annum, and the average interest rate for the twelve months ended June 30, 1996 was 3.75% per annum. Accrued interest on the Michigan Loans is payable monthly, with the entire principal amount of each Michigan Loan being payable on December 1, 2014. Each Michigan Loan may be prepaid in whole at any time. The Michigan Loans are secured by irrevocable letters of credit (the "Michigan LOCs") that expire on October 15, 1999. The Michigan LOCs are secured by mortgages on the New Michigan Hotels, and were issued pursuant to Reimbursement Agreements providing that all funds drawn on the Michigan LOCs will be recourse to the Subsidiary Partnership that will own the New Michigan Hotels.

     Following the closing of the Offering, the Residence Inn-Silicon Valley II, California hotel will continue to be subject to mortgage indebtedness in the outstanding principal amount of approximately $14.9 million as of September 1, 1996 (the "Silicon Valley II Loan"). Approximately $900,000 of such principal amount will be repaid upon the assumption of the loan by the Company. The Silicon Valley II Loan was entered into on May 31, 1995, bears interest at the rate of 10.35% per annum and is payable in equal monthly installments of principal and interest of approximately $141,331 each. The Silicon Valley II Loan matures on June 1, 2010, at which time a balloon payment in the amount of approximately $6.6 million will be due and payable. The Silicon Valley II Loan may not be prepaid in whole or in part until after June 1, 2002, and after such date may only be prepaid with a prepayment premium generally equal to the discounted present value of the product of (A) the outstanding principal amount to be prepaid and (B) the greater of (1) 1%, or (2) the product of (a) 10.35% less the market rate of U.S. Treasury issues closest to maturity on the prepayment date and (b) a fraction, the numerator of which is the number of days from the prepayment date until June 1, 2010, and the denominator of which is 365.

     In connection with the acquisition of one of the Current Hotels, the Company assumed the Mortgage Note in the original principal amount of approximately $3.8 million. The Mortgage Note is secured by a mortgage on the Hampton Inn-West Palm Beach hotel. The Mortgage Note accrues interest at a rate equal to 5.0% per annum payable monthly in arrears and principal amortization is payable monthly based upon a 289 month amortization schedule, with all unpaid principal due and payable in full on August 31, 2001. In addition, if any cash flow from the Hampton Inn-West Palm Beach hotel remains after the payment of all operating expenses and the funding of a reserve, such cash flow shall be paid as an additional payment on the Mortgage Note and will be applied to reduce its outstanding principal balance, subject to a maximum annual cap. The maximum amount of the additional payment cannot exceed approximately $78,000. The outstanding principal balance on the Mortgage Note was approximately $3.6 million at June 30, 1996.

     The Company in the future may seek to increase the amount of its credit facilities, negotiate additional credit facilities, or issue corporate debt instruments, all in compliance with the Debt Limitation. Any debt incurred or issued by the Company may be secured or unsecured, long-term or short-term, fixed or variable interest rate and may be subject to such other terms as the Board of Trustees of the Company deems prudent.

     Net cash provided by operating activities for the 1996 Six Months was $6,957,000. Cash and cash equivalents as of June 30, 1996 were $6,511,000, including approximately $806,000 which the Company is required, under the Percentage Leases, to make available to the Lessee for the replacement and refurbishment of furniture, fixtures and equipment. Additionally, cash and cash equivalents includes approximately

$4,667,000 that is held in escrow to pay for insurance, taxes, and capital expenditures pertaining to the 12 Hotels that collateralized the Line of Credit at June 30, 1996 and the eight Hotels that collateralize the Term Loan.

     Net cash used in investing activities was $29,516,000 for the 1996 Six Months. This was comprised primarily of the Company acquiring the Holiday Inn Express-Lexington, Massachusetts hotel for $7,000,000, the Residence Inn hotels in Cherry Hill, New Jersey and Harrisburg, Pennsylvania for an aggregate of $16,800,000 in cash, and deposits of $2,850,000 applied toward the purchase of the Atlanta Hotels and the Comfort Inn-Woburn, Massachusetts hotel. At June 30, 1996, the Company's consolidated indebtedness was 45% of its investment in hotels, at cost.

     Net cash provided by financing activities was $26,977,000 for the 1996 Six Months, reflecting primarily proceeds from long term debt of $35,086,000, including $26,650,000 in borrowings under the Line of Credit to purchase three of the Current Hotels and make deposits toward the purchase of the Holiday Inn Express-Lexington, Massachusetts hotel, the Residence Inn-Cherry Hill, New Jersey hotel and the Residence Inn-Harrisburg, Pennsylvania hotel. The Company (and the Partnership) paid an aggregate of $5,091,000 in distributions to holders of Common Shares and Units during the 1996 Six Months.

     Under federal income tax law provisions applicable to a REIT, the Company is required to distribute at least 95% of its taxable income to maintain its status as a REIT. The Company believes that its net cash provided by operations will be adequate to fund both operating requirements and the payment of distributions by the Company in accordance with the requirements to maintain its status as a REIT.

     Pursuant to the Percentage Leases, the Company is required to make available to the Lessee an amount equal to 4% of room revenues, per quarter, on a cumulative basis, for periodic replacement or refurbishment of furniture, fixtures and equipment at the Hotels. Management believes that the amounts required to be made available to the Lessee will be sufficient to meet required expenditures for furniture, fixtures and equipment during the terms of the Percentage Leases. The Company intends to cause the expenditure of amounts in excess of such obligated amounts if necessary to comply with the reasonable requirements of any Franchise License or Marriott Management Agreement and otherwise to the extent that the Company deems such expenditures to be in the best interests of the Company. The Company is also obligated under the Percentage Leases to fund the cost of capital improvements to the Hotels. In the 12 months following the closing of the Offering, the Company intends to spend approximately $5.0 million in renovations for the DeBoer Hotels, approximately $2.0 million in connection with the conversion of the Comfort Inn-Woburn, Massachusetts hotel to a Hampton Inn and approximately $1.0 million to be spent in connection with the completion of the conversion of the Holiday Inn Express-Lexington, Massachusetts hotel to a Holiday Inn Express & Suites. The Company currently intends to pay for the cost of capital improvements and additional furniture, fixtures and equipment requirements from undistributed cash. Provisions comparable to those described above, are expected to be included in the Percentage Leases for any other hotels in which the Company invests, including the Acquisition Hotels.

INFLATION

     Operators of hotels, including the Lessee and any third-party manager retained by the Lessee, such as Marriott or TMH, in general possess the ability to adjust room rates quickly. However, competitive pressures have limited and may in the future limit the ability of the Lessee and any third-party manager retained by the Lessee to raise room rates in response to inflation.

SEASONALITY OF HOTEL BUSINESS

     The hotel industry is seasonal in nature. The Current Hotels' operations historically reflect higher occupancy rates and ADR during the second and third quarters for the 18 Current Hotels located outside of Florida and one of the Current Hotels located in Florida and higher occupancy rates and ADR during the first and fourth quarters for three of the four Hotels located in Florida. The seasonality generally, and the significant impact of the first quarter with respect to revenues of three of the Current Hotels located in Florida, makes the annual revenue of those three Current Hotels located in Florida highly dependent on first quarter room revenue. To the extent that the Company's cash flow for a quarter is insufficient to fund all of the distribution for the quarter, the Company may maintain the annual distribution rate by funding seasonal-related shortfalls with available cash or borrowings under the Line of Credit.

                            BUSINESS AND PROPERTIES

THE HOTEL INDUSTRY

  Traditional Lodging Industry

     The fundamentals of the lodging industry have improved significantly in each year since 1991. The industry as a whole generated record earnings on 1995, with industry-wide pre-tax profits of $8.5 billion. This was up 55% from $5.5 billion in pre-tax profits in 1994, and represented the industry's third consecutive year of profitability. Coopers & Lybrand Hospitality Directions, January 1996 ("Hospitality Directions") projects that industry pre-tax profits will reach $14.7 billion in 1998.

     The industry's profitability has been fueled by four consecutive years in which the growth in demand for hotel rooms has exceeded the growth in room supply. Industry-wide growth in room demand exceeded the growth in total room supply by 1.7%, 2.2%, 2.6% and 1.1% in 1992, 1993, 1994 and 1995, respectively.
This trend has continued in the first seven months of 1996, with demand growth exceeding supply growth by 1.1% despite harsh winter weather conditions affecting many markets.

     This sustained, favorable relationship between demand growth and supply growth has enabled the industry to increase REVPAR every year since 1991. REVPAR for the industry as a whole grew 3.2%, 5.6% 6.5% and 6.0% in 1992, 1993, 1994 and 1995, respectively. This trend has continued in the first seven months of 1996, with REVPAR growing by 7.7%. Hospitality Directions forecast industry-wide REVPAR gains averaging approximately 5% annually in the period 1996 through 1998.

  Extended-Stay Segment

     The Company believes that the extended-stay lodging segment offers a more consistent revenue stream due to higher average occupancy rates and longer average stays by guests than in traditional hotels. Demand for extended-stay lodging has been stimulated by the economic and social changes resulting from the increased number of corporate reorganizations and trends toward downsizing and out-sourcing of various functions, the increased mobility of the workforce and technological improvements, which have allowed businesses to relocate outside of large metropolitan areas. These changes have created new accommodation needs for, among others, corporate executives and trainees, consultants, sales representatives, construction workers and people in between jobs or homes. For the year ended December 31, 1995, demand for hotel rooms by guests who stay longer than five consecutive room nights exceeded the number of existing extended-stay rooms by 7 to 1, according to an April 1996 study conducted by D.K. Shifflett & Associates, an independent marketing research firm.

  Mid-Price Segment

     The fundamentals are similarly favorable in the mid-price segment in which the 12 non-extended-stay Hotels operate. According to Smith Travel Research, demand for mid-price rooms grew at approximately 3.8% in 1995, while the supply of new mid-price rooms increased only approximately 2.6%. Carrying this trend forward, demand for mid-price rooms increased by approximately 3.4% during the seven months ended July 31, 1996, compared to an approximately 2.8% increase in mid-price room supply in the same period. REVPAR at mid-price hotels grew approximately 6.4% in 1995, and increased approximately 7.3% in the seven months ended July 31, 1996, compared to the seven months ended July 31, 1995. Hospitality Directions forecasts that the mid-price segment will achieve REVPAR gains averaging approximately 4.5% annually in the period 1996 through 1998.

     The following table contains occupancy, ADR and REVPAR information for the periods indicated for (i) U.S. Hotels, (ii) Upscale Extended-Stay Hotels, and
(iii) Mid-Price U.S. Hotels for the periods indicated.

                                                                                                 SEVEN MONTHS
                                                            YEAR ENDED DECEMBER 31,             ENDED JULY 31,
                                                   ------------------------------------------   ---------------
                                                    1991     1992     1993     1994     1995     1995     1996
                                                   ------   ------   ------   ------   ------   ------   ------
OCCUPANCY:
U.S. Hotels......................................    60.7%    61.7%    63.0%    64.6%    65.3%    65.8%    66.6%
Upscale Extended-Stay Hotels(1)..................    74.8     77.5     80.7     82.5     82.1     83.1     82.8
Mid-Price U.S. Hotels(2).........................    61.4     62.6     63.8     65.6     66.3     67.0     67.4
ADR
U.S. Hotels......................................  $59.02   $59.90   $61.97   $64.35   $67.45   $67.16   $71.44
Upscale Extended-Stay Hotels(2)..................   73.98    74.53    76.54    78.84    83.57    83.57    88.40
Mid-Price U.S. Hotels............................   55.04    55.19    56.20    58.43    61.50    61.03    65.07
REVPAR
U.S. Hotels......................................  $35.83   $36.96   $39.04   $41.57   $44.04   $44.19   $47.58
Upscale Extended-Stay Hotels(1)..................   55.34    57.76    61.77    65.04    68.61    69.21    73.20
Mid-Price U.S. Hotels(2).........................   33.79    34.55    35.86    38.33    40.77    40.89    43.86

---------------

Source -- Smith Travel Research through July 31, 1996.

(1) For each Metropolitan Statistical Area ("MSA") in the U.S., the "Mid-Price U.S. Hotels" category represents hotels with ADRs within the 40th to 70th percentile of the ADR range for all hotels in that MSA. Smith Travel Research has not provided advice regarding any aspect of the Offering and is not associated with the Offering in any way.
(2) Includes Residence Inn hotels, Hawthorn Inns, Homewood Suites, Summerfield Suites and Woodfin Suites.

BUSINESS STRATEGY

     The Company intends to grow internally and externally through a three-pronged strategy as follows: (i) growth primarily through the acquisition of existing and newly-developed upscale extended-stay hotels, such as Residence Inn hotels, that are located in markets with relatively high barriers to entry,
(ii) growth through the acquisition of underperforming hotels, primarily mid-price hotels, that can be renovated and converted to premium franchise brands, such as Hampton Inn and Courtyard by Marriott, and (iii) internal growth through participation in any increased revenue from the Hotels pursuant to the Percentage Leases.

ACQUISITION STRATEGY

     The Company intends to acquire additional hotels, primarily in the upscale extended-stay segment and underperforming hotels that can be renovated and converted to premium franchise brands. In particular, the Company has increasingly emphasized and intends to continue to emphasize the acquisition of hotel portfolios in order to capitalize on the Company's efficiency and experience in acquisition analysis and transaction structuring and to enable the Company to more rapidly expand its hotel portfolio. The Company's successful acquisition of seven Residence Inn hotels from a single seller in October 1995 and the proposed acquisition of the DeBoer Hotels are examples of this strategy. In addition, the Company has been able to avoid competitive bid situations in these two portfolio acquisitions by creatively structuring transactions that address the needs of the particular sellers.

     Target Markets. In general, the Company will focus on acquisitions in markets with the following characteristics:

     - high barriers to entry, such as the scarcity of land for additional development or restrictive zoning;

     - historically stable demand generators, such as major office or retail complexes, airports, major universities and medical centers with convenient access to major thoroughfares and airports; and

     - proximity to the Company's existing Hotels, where the Company may draw upon its knowledge of local market conditions and develop certain economics of scale.

     Upscale Extended-Stay Hotels. The Company has focused and will continue to focus its acquisition strategy on upscale extended-stay hotels primarily as a result of the following factors:

     - current social and economic changes resulting from the increased number of corporate reorganizations and trends toward downsizing and out-sourcing of various functions, the increased mobility of the workforce and technological improvements, which have allowed businesses to relocate outside of large metropolitan areas, have increased the demand for extended-stay hotels;

     - the demand for hotel rooms by guests who stay longer than five consecutive room nights exceeds the number of existing extended-stay hotel rooms by 7 to 1, according to industry sources;

     - extended-stay hotels offer a more consistent revenue stream due to generally higher average occupancy and longer average stays by guests than in traditional hotels; and

     - the strong performance of the Company's existing portfolio of upscale extended-stay hotels, which generated REVPAR growth of 10.3% for the six months ended June 30, 1996.

     Underperforming Hotels. The Company will consider investments in hotels with the potential for refurbishment and repositioning which meet the following criteria:

     - poorly managed hotels which have the potential for increased performance after the implementation of quality management and association with a national franchisor;

     - hotels in deteriorated physical condition which could benefit significantly from renovations; and

     - hotels in attractive locations that the Company believes could benefit significantly by changing franchises to a brand the Company believes is superior, such as Hampton Inn and Courtyard by Marriott.

     Hotels that the Company may acquire in the future will include hotels and portfolios of hotels which management believes have potential for growth in occupancy and ADR. To capitalize on potential hotel acquisition opportunities, the Company intends to utilize the availability under the Line of Credit to fund investments in additional hotels and for certain other business purposes. Following the closing of the Offering and the application of the net proceeds as described in "Use of Proceeds," the Company will have (i) outstanding indebtedness of approximately $99.6 million, including (a) approximately $30 million outstanding under the Term Loan, (b) approximately $42.0 million outstanding under the Line of Credit, and (c) approximately $27.6 million of existing indebtedness on certain of the Hotels, (ii) a borrowing capacity of approximately $126.4 million under the Debt Limitation, and (iii) approximately $28 million of borrowing availability under the Line of Credit, subject to certain debt coverage requirements under the Line of Credit agreements. Upon the closing of the Offering, the Company will own seven hotels that do not secure any of the Company's indebtedness. The Company intends to pursue additional borrowing capacity to permit it to borrow amounts up to the Debt Limitation. See "Risk Factors -- Risks of Leverage", "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The Company presently expects that additional hotel investments will be made through the Partnership or a partnership substantially owned by the Partnership (i.e., the Subsidiary Partnerships). The approval of a majority of the Independent Trustees will be required in any instances where hotel acquisitions are not made through the Partnership. The proceeds of any borrowings by the Company must be re-lent to the Partnership on identical terms and conditions, except for borrowed funds required to satisfy REIT qualification requirements which are approved by a majority of the Independent Trustees. Future hotel investments may be financed, in whole or in part, with undistributed cash, borrowings, or subsequent issuances of Common Shares or other securities. Because of the Debt Limitation, and the debt service coverage requirements under the Line of Credit agreements the success of the Company's acquisition strategy depends on access to capital through issuances of equity securities. See "Risk Factors -- Growth Strategy."

INTERNAL GROWTH STRATEGY

     The Company believes that the quality of on-site hotel operators will be a major factor in any future growth in Percentage Lease revenue from the Hotels and in the ability of the Company to successfully acquire, convert and rebrand hotels to national franchise affiliations in the upscale extended-stay and mid-price market segments. The Company intends to enhance shareholder value through internal growth primarily by seeking to increase Cash Available for Distribution resulting from increased revenue generated by (i) the Lessee's marketing programs and sales management policies and procedures pursuant to the Percentage Leases, including its oversight of sales and marketing efforts at Hotels by third-party operators, (ii) the management skill and broad-based hotel operating experience of Marriott, which will operate the nine Residence Inn Acquisition Hotels, (iii) increased ADR and occupancy, resulting from selective renovation of the Hotels, and (iv) the possible strategic development of new hotels on a selected basis in the future.

  Percentage Leases

     The Percentage Leases are designed to allow the Company to participate in growth in revenue at the Hotels. Under the Percentage Leases, once applicable room revenues at the applicable Hotel reach certain specified levels ("Revenue Break Points") (subject to annual inflation adjustments), the Company will receive between approximately 68% to 70% of incremental room revenues at the Hotels. For the twelve-month period ended June 30, 1996, room revenues from each Current Hotel exceeded the Revenue Break Points for the payment of the higher tier Percentage Rent under the applicable Percentage Lease. On a pro forma basis, Percentage Lease revenue for the Current Hotels increased $1,652,046, or 14.5%, from $11,361,363 for the six months ended June 30, 1995 to $13,013,409 for the six months ended June 30, 1996. The Percentage Leases provide that annual Base Rent and the Revenue Break Points for the payment of Percentage Rent will be adjusted annually based on changes in the CPI. See "Business and Properties -- The Percentage Leases."

  Sales Management

     The Lessee uses market-oriented sales management programs to coordinate, direct and manage the sales activities of personnel located at each Current Hotel, and, through Marriott, plans to continue similar programs at the DeBoer Hotels, the Residence Inn-Atlanta (Downtown), Georgia hotel and the Residence Inn-Portland, Maine hotel. The Company employs three regional managers to oversee sales and marketing efforts at the Hotels, including Hotels managed by third-party operators. Weekly sales reports are generated by each salesperson through the daily input of data that identifies all sales related activities which have taken place during the day (e.g., appointments, sales calls, direct mailings, incoming calls) and the results of such actions (e.g., appointments made, literature sent, rooms reserved). Each salesperson also inputs any comments made by prospective or existing customers, the potential for new or continued business and the timing of the follow-up action required. Additionally, sales reports permit management to promptly evaluate a salesperson's productivity as measured by the quantity of sales calls, sales call results and number of group bookings. These sales reports also allow comparisons of the ongoing sales efforts at the applicable Hotel to the marketing and business plan established for each Hotel and allow management to adapt the marketing and business plan accordingly.

  Capital Improvements, Renovation and Refurbishment

     The Percentage Leases require the Lessee to maintain the Hotels in a condition that complies with the Franchise Licenses and the Marriott Management Agreements, among other requirements. In addition, the Company may upgrade the Hotels as needed to meet competitive conditions and will renovate Hotels when the Company believes the investment in renovations will provide an attractive return to the Company through increased revenue under the Percentage Leases or is otherwise in the best interests of the Company. This strategy is designed to enhance the revenue growth and increase the value of each Hotel and to maintain or increase each Hotel's market share. The Company will schedule renovations to the Hotels in order to implement this strategy and as otherwise may be required by a particular franchisor in accordance with the applicable Franchise License or by Marriott pursuant to the Marriott Management Agreements. The Company intends to spend approximately $5.0 million over the next twelve months to complete certain renovations at the DeBoer Hotels. The Company also intends to spend approximately $2.0 million in connection with the conversion of the Comfort Inn-Woburn, Massachusetts hotel to a Hampton Inn and approximately $1.0 million in connection with the completion of the conversion of the Holiday Inn Express-Lexington, Massachusetts hotel to a Holiday Inn Express & Suites hotel.

  Development Strategy

     The Company may in the future develop and construct hotels that will operate under franchise brands that are not then fully represented in the markets where such development would occur. To implement such development strategy, the Company will rely on the hotel property development and construction experience and franchisor relationships of Mr. Fisher.

THE HOTELS

     Upon the closing of the acquisition of the Acquisition Hotels, the Company will own 20 Residence Inn hotels, eight Hampton Inns, two Comfort Inns, a Holiday Inn Express hotel and a Sheraton Inn. Nine of the Acquisition Hotels are, and after their acquisition by the Company, the Company intends that they will continue to be, operated as Residence Inn hotels under the Marriott Management Agreements. Upon the closing of the acquisition of the Acquisition Hotels, the Company will be one of the largest owners of Residence Inn hotels. Residence Inn hotels are upscale, all-suite, extended-stay hotels designed to appeal to business travelers who stay at a hotel for five or more consecutive room nights. Hampton Inn, Sheraton Inn and Comfort Inn are mid-price hotels, which are designed for business and leisure travelers. Mid-price hotels generally do not include restaurants or lounges and minimize other public meeting areas. All of the Hotels are constructed, maintained and operated in accordance with a comprehensive set of franchisor or manager building, maintenance, operational, recordkeeping and reservation system guidelines designed to ensure uniform service, appearance and quality.

  Residence Inn Hotels

     Eleven of the Hotels are subject to Franchise Licenses permitting operation by the Lessee as Residence Inn hotels. Nine of the Acquisition Hotels will be operated by Marriott as Residence Inn hotels pursuant to the Marriott Management Agreements. Residence Inn is the leading brand in the extended-stay segment of the lodging industry, with more than 50% of all extended stay rooms and more than 70% of all upscale extended-stay rooms, according to Smith Travel Research. Residence Inn hotels are designed to appeal to extended-stay travelers (who stay at a hotel longer than five consecutive room nights), primarily business travelers such as consultants, engineers, attorneys and accountants on extended stays for project-oriented work. According to Marriott, for the year ended December 31, 1995, the average occupancy at Residence Inn hotels was 84.2%. Residence Inn hotels feature a series of residential style buildings, which typically include eight suites, on a landscaped site with courtyards and recreational areas. Amenities designed to attract extended-stay guests include full kitchen facilities, wood-burning fireplaces, a private entrance to each suite and such services as laundry and grocery shopping services. Residence Inn hotels do not have restaurants, but offer complimentary continental breakfast and often provide a complimentary evening hospitality hour. According to Marriott, as of August 9, 1996, 217 Residence Inn hotels were open and operating in 43 states, Canada and Mexico. The Company believes that the Residence Inn brand is the leading brand for upscale, extended-stay hotels.

  Hampton Inn Hotels

     Eight of the Hotels operate as Hampton Inn hotels pursuant to Franchise Licenses. Hampton Inn hotels seek to offer guests consistent quality and value at all locations. Hampton Inn was the first hotel company to offer guests an unconditional 100% satisfaction guarantee. Hampton Inn hotels feature complimentary continental breakfasts, free local telephone and in-room movie channel, a toll-free reservation number, and a special discount program for guests over 50 years of age. According to Promus, the first Hampton Inn hotel was opened on August 1, 1984, and, as of September 9, 1996, there were 591 Hampton Inn hotels operating in the United States, Mexico and Canada. The Company believes that the Hampton Inn brand is one of the leading brands for mid-price hotels.

PROPERTY DESCRIPTIONS

     The following chart provides certain information regarding the Hotels.

     The Current Hotels

                                                 NUMBER
                                                   OF
                                                 GUEST      YEAR
           HOTEL                  LOCATION       ROOMS    OPENED(2)          COMPETITION            DEMAND GENERATORS
--------------------------- -------------------- ------   ---------   ------------------------- -------------------------
UPSCALE EXTENDED-STAY(1):
  1. Residence Inn......... Fremont, CA             80       1985     Woodfin Suites-Fremont,   LAM Research, Sun-Micro
                                                                      Crown Sterling Suites-    Systems, General Motors
                                                                      Fremont, Marriott         and Nummi
                                                                      Courtyard-Fremont and
                                                                      Hilton-Fremont/Newark
  2. Residence Inn......... Mountain View          112       1985     Woodfin Suites-Sunnyvale, Sun MicroSystems, Silicon
                            (Palo Alto), CA                           Summerfield Suites-       Graphics, Hewlett Packard
                                                                      Sunnyvale and Hyatt       and Stanford University
                                                                      Rickey's-Palo Alto
  3. Residence Inn......... San Jose, CA            80       1986     Marriott Courtyard-San    IBM, AT&T, Strata
                                                                      Jose, Pruneyard,          Communications, General
                                                                      Summerfield Suites and    Electric and Allstate
                                                                      Campbell Inn
  4. Residence Inn......... Denver (South), CO     128       1981     Woodfin Suites-Denver     US West, Lockheed Martin,
                                                                      South, Holtz Suites,      Georgia Pacific, AT&T,
                                                                      Residence-Denver South,   Echo Bay Mines and Ford
                                                                      Marriott Courtyard-Denver Motor Co.
                                                                      Tech Center and Hyatt-
                                                                      Denver Tech Center
  5. Residence Inn......... Windsor, CT             96       1986     Homewood Suites-Bradley   Hanover Capital, Oracle,
                                                                      Airport, Marriott         AETNA, Kaman Corp. and
                                                                      Courtyard-Windsor,        leisure travelers
                                                                      Clarion
                                                                      Suites-Manchester/
                                                                      Hartford,
                                                                      Sheraton-Bradley Airport,
                                                                      Centennial Inn
                                                                      Suites-Farmington and
                                                                      Holiday Inn-Bradley
                                                                      Airport
  6. Residence Inn......... Troy (Central), MI     152       1986     Hilton Suites-Auburn      General Motors, Chrysler,
                                                                      Hills, Hilton-Northfield, EDS and Price Waterhouse
                                                                      Guest Quarters-Troy,
                                                                      Marriott-Troy and
                                                                      Homewood Suites-Warren
  7. Residence Inn......... Troy (Southeast), MI    96       1985     Homewood Suites-Warren,   General Motors, Chrysler,
                                                                      Hilton Suites-Auburn      Textron, DuPont, Beijing
                                                                      Hills, Residence          Jeep, EDS, Lockheed
                                                                      Inn-Warren and Guest      Martin and Knoll
                                                                      Quarters-Troy
  8. Residence Inn......... Cherry Hill, NJ         96       1989     Summerfield Suites-Mt.    General Electric Capital
                                                                      Laurel, Clarion-Mt.       Mortgage, U.S.
                                                                      Laurel, Travelodge-Mt.    government, Campbell
                                                                      Laurel and Hilton-Cherry  Soup, Mobil Oil, Computer
                                                                      Hill                      Sciences Corporation,
                                                                                                Lockheed Martin and
                                                                                                Checkpoint Systems
  9. Residence Inn......... Binghamton, NY          72       1987     Holiday Inn-Vestal,       Universal Instruments,
                                                                      Holiday Inn-Hawley and    IBM, Small Business
                                                                      Best Western-Regency      Administration, Lockheed
                                                                                                Martin and FEMA

                                                 NUMBER
                                                   OF
                                                 GUEST      YEAR
           HOTEL                  LOCATION       ROOMS    OPENED(2)          COMPETITION            DEMAND GENERATORS
--------------------------- -------------------- ------   ---------   ------------------------- -------------------------
 10. Residence Inn......... Harrisburg, PA          80       1988     Marriott-Harrisburg,      AMP Inc., Hershey Food,
                                                                      Homewood Suites-          Federal Government, USF&G
                                                                      Mechanicsburg, Best       Insurance, EDS, FEMA,
                                                                      Western Crown-Harrisburg  Caterpillar and IBM
                                                                      and Doubletree-Harrisburg
 11. Residence Inn......... Richmond, VA            80       1986     Marriott Courtyard-       Philip Morris, Reynolds
                                                                      Richmond West, Embassy    Metals Co., Circuit City
                                                                      Suites-Richmond West and  Stores, Whitehall Robins
                                                                      Hyatt-Richmond West       and Social Security
                                                                                                Administration
MID-PRICE:
 12. Hampton Inn........... Naples, FL             107       1990     Inn of Naples-Naples,     Sears & Roebuck, Walden
                                                                      Best Western Naples Inn-  University and tourism
                                                                      Naples, Quality Inn-      generated by area
                                                                      Gulfcoast, Comfort Inn-   beaches, golf courses and
                                                                      Naples Bay and Wellesley  other attractions
                                                                      Inn-Naples
 13. Hampton Inn........... Tallahassee, FL         93       1993     Shoney's Inn-Tallahassee, Florida State University,
                                                                      La Quinta                 Florida Department of
                                                                      Inn-Tallahassee, Cabot    Transportation, U.S.
                                                                      Lodge-Tallahassee and     Department of Justice and
                                                                      Comfort Inn-Tallahassee   Southeastern Kidney
                                                                                                Cooperative
 14. Hampton Inn........... West Palm Beach, FL    136       1986     Holiday Inn-Palm Beach    South Florida tourism,
                                                                      International Airport,    local area companies
                                                                      Radisson Suites-Palm      including Sign-A-Rama,
                                                                      Beach International       AMCI and International
                                                                      Airport, Wellesley        Hi-Tec and Palm Beach
                                                                      Inn-West Palm Beach,      International Airport
                                                                      Comfort Inn-West Palm
                                                                      Beach Turnpike and Best
                                                                      Western-West Palm Beach
 15. Hampton Inn(2)........ Germantown, MD         176       1986     Courtyard by Marriott-    Local area companies,
                                                                      Gaithersburg, Holiday     Allstate, Marriott,
                                                                      Inn-Gaithersburg, Hilton- Hughes Corporation and
                                                                      Gaithersburg, Courtyard   nearby Department of
                                                                      by Marriott-Rockville and Energy facility
                                                                      Woodfin Suites-Rockville
 16. Hampton Inn........... Albany/Latham, NY      126       1990     Holiday Inn Express-      Local area companies,
                                                                      Albany Airport, Hampton   area retail facilities,
                                                                      Inn-Albany/Wolf Rd., Red  Continental Airlines and
                                                                      Roof Inn-Albany Airport,  Air Transport
                                                                      Comfort Inn-Albany
                                                                      Airport, Best Western-
                                                                      Clifton Park and
                                                                      Courtyard by
                                                                      Marriott-Albany
 17. Hampton Inn........... Islandia               121       1988     Hampton Inn-Commack,      Greyhound Bus Lines,
                            (Long Island), NY                         Holiday Inn-Ronkonkoma,   Grumman Aerospace and
                                                                      Sheraton-Smithtown, Best  Coca-Cola Distributors
                                                                      Western-Patchogue and
                                                                      Radisson-Islandia
 18. Hampton Inn........... Willow Grove           150       1991     Courtyard by Marriott-    Prudential, Honeywell,
                            (Philadelphia), PA                        Willow Grove, Days Inn-   GMAC National Operations
                                                                      Horsham, Residence Inn by and EDS
                                                                      Marriott-Willow Grove and
                                                                      Holiday Inn-Fort
                                                                      Washington

                                                 NUMBER
                                                   OF
                                                 GUEST      YEAR
           HOTEL                  LOCATION       ROOMS    OPENED(2)          COMPETITION            DEMAND GENERATORS
--------------------------- -------------------- ------   ---------   ------------------------- -------------------------
 19. Comfort Inn(2)........ Woburn, MA             100       1981     Red Roof Inn-Woburn,      Tour packages and Hewlett
                                                                      Courtyard by Marriott-    Packard
                                                                      Woburn and Suisse Chalet-
                                                                      Woburn
 20. Comfort Inn........... Allentown, PA          127       1989     Hampton Inn-Allentown,    Mack, Nestle and Air
                                                                      Holiday Inn-Allentown,    Products
                                                                      Comfort Suites-
                                                                      Allentown/Bethlehem and
                                                                      Holiday Express-Allentown
 21. Holiday Inn
     Express(2)............ Lexington, MA          164       1971     Ramada Inn-Bedford,       Hanscom Air Force Base,
                                                                      Howard Johnson-Burlington Work Group Technologies,
                                                                      and Travelodge-Bedford    Raytheon, Lincoln
                                                                                                Laboratories and Digital
 22. Sheraton Inn.......... Fort Lauderdale, FL    139       1988     Guest Quarters-Cypress    Comair Airlines, Delta,
                                                                      Creek, Marriott-Cypress   Cleveland Clinic,
                                                                      Creek, Best Western-      Vacation Break, Inc. and
                                                                      Cypress Creek, Hampton    Federal Express
                                                                      Inn-Fort Lauderdale/
                                                                      Cypress Creek and Westin-
                                                                      Cypress Creek

THE ACQUISITION HOTELS

                                                   NUMBER
                                                     OF
                                                   GUEST     YEAR
            HOTEL                   LOCATION       ROOMS    OPENED          COMPETITION            DEMAND GENERATORS
------------------------------ ------------------  ------   ------   ------------------------- -------------------------
UPSCALE EXTENDED-STAY:
  1. Residence Inn............ San Mateo, CA         159     1985    Summerfield Suites,       High technology and
                                                                     Holiday Inn and Hotel     pharmaceutical firms
                                                                     Sofitel                   including Oracle, Nikon,
                                                                                               Perkin-Elmer, Ericsson
                                                                                               and Raynet
  2. Residence Inn-
     Silicon Valley I......... Sunnyvale, CA         231     1983    Woodfin Suites-Sunnyvale, Applied Materials,
                                                                     Summerfield Suites-       Advanced Micro Devices,
                                                                     Sunnyvale, Summerfield    Amdahl, Intel and Hewlett
                                                                     Suites-San Jose and       Packard
                                                                     Homewood Suites
  3. Residence Inn-
     Silicon Valley II........ Sunnyvale, CA         247     1985    Woodfin Suites-Sunnyvale, Applied Materials,
                                                                     Summerfield Suites-       Advanced Micro Devices,
                                                                     Sunnyvale, Summerfield    Amdahl, Intel and Hewlett
                                                                     Suites-San Jose and       Packard
                                                                     Homewood Suites
  4. Residence Inn............ Denver                156     1982    Holtz Suites, Embassy     Conoco, AT&T and
                               (Downtown), CO                        Suites and Apartments,    Merchandise Mart
                                                                     Holiday Inn, Oxford Hotel
                                                                     and Burnsley
  5. Residence Inn............ Atlanta               160     1996    Ritz Carlton, Marriott    Equitable, SunBank,
                               (Downtown), GA                        Marquis, Quality Suites   Federal Reserve Bank of
                                                                     and Westin                Atlanta, Deloitte &
                                                                                               Touche and Georgia State
                                                                                               University
  6. Residence Inn............ Wichita East, KS       64     1981    Candlewood Suites, the    Boeing, Raytheon, Flight
                                                                     Inn at Tallgrass (country Safety International,
                                                                     club), Club House Inn,    Anderson Consulting and
                                                                     Marriott and North Rock   Pizza Hut corporate
                                                                     Inn                       headquarters

                                                   NUMBER
                                                     OF
                                                   GUEST     YEAR
            HOTEL                   LOCATION       ROOMS    OPENED          COMPETITION            DEMAND GENERATORS
------------------------------ ------------------  ------   ------   ------------------------- -------------------------
  7. Residence Inn............ Portland, ME           78     1996    Embassy Suites, Marriott, Tourism, National Semi-
                                                                     Radisson, Regency,        Conductors, Unum
                                                                     corporate apartments and  Insurance Co. and FEMA
                                                                     beach house rentals
  8. Residence Inn............ East Lansing, MI       60     1984    Clubhouse Inn, Comfort    General Motors, Bull
                                                                     Inn, Fairfield Inn,       Information Systems,
                                                                     Quality Suites, Marriott  Michigan State University
                                                                     and Club Meridian         and the state government
                                                                     Apartments                of Michigan
  9. Residence Inn............ Grand Rapids, MI       96     1984    Holiday Inn-Crowne Plaza, General Motors, Steelcase
                                                                     Hilton Inn, New England   and Herman Miller
                                                                     Suites and Lexington
                                                                     Hotel
MID-PRICE:
 10. Hampton Inn.............. Norcross, GA          150     1996    Courtyard by Marriott-    State Farm, GE Plastics
                                                                     Norcross, Holiday Inn     and Hayes Microcomputer
                                                                     Select-Norcross and       Corp.
                                                                     Marriott Hotel-Norcross

---------------

(1) Residence Inn hotels offer a standard amenities package that generally includes a gatehouse with fireplace lounge, laundry facility, one or more meeting rooms and kitchen facilities, a swimming pool, a whirlpool, a picnic area with gas grill and an all-purpose sports court. Hampton Inn hotels, Comfort Inn hotels and Holiday Inn Express hotels offer standard amenities packages that generally include a complimentary continental breakfast, a swimming pool and a meeting room. The Sheraton Inn-Fort Lauderdale, Florida hotel's amenities include an outdoor heated swimming pool, Tiki Bar, full service restaurant, exercise center and guest laundry facilities.
(2) The following Current Hotels were or are in the process of being renovated during the period noted: the Hampton Inn-Germantown, Maryland hotel (1995), the Holiday Inn Express-Lexington, Massachusetts hotel (beginning November 1, 1996) and the Comfort Inn- Woburn, Massachusetts hotel (beginning November 1, 1996). For the purposes of this footnote, a renovation is defined as a substantial upgrade of guest rooms and/or public areas.

     The following table sets forth certain information with respect to each Current Hotel and the Current Hotels on a consolidated basis:

                                                                     SIX MONTHS
                                 YEAR ENDED DECEMBER 31,           ENDED JUNE 30,
                              ------------------------------     -------------------
                               1993       1994        1995        1995        1996
                              ------     -------     -------     -------     -------
    Residence Inn --
      Fremont, CA
      Occupancy.............    84.2%       86.9%       87.7%       87.5%       87.5%
      ADR...................  $74.30     $ 75.28     $ 84.05     $ 82.54     $102.07
      REVPAR................  $62.56     $ 65.38     $ 73.70     $ 72.26     $ 89.35
    Residence Inn --
      Mountain View
         (Palo Alto), CA
      Occupancy.............    86.3%       89.0%       91.7%       89.5%       95.2%
      ADR...................  $99.68     $104.47     $109.87     $110.10     $118.53
      REVPAR................  $85.97     $ 92.99     $100.70     $ 98.51     $112.90
    Residence Inn --
      San Jose, CA
      Occupancy.............    84.4%       88.6%       93.4%       92.8%       94.6%
      ADR...................  $88.40     $ 84.68     $ 89.22     $ 89.32     $ 98.80
      REVPAR................  $74.64     $ 74.99     $ 83.32     $ 82.91     $ 93.42


                                 YEAR ENDED DECEMBER 31,             SIX MONTHS
                              ------------------------------       ENDED JUNE 30,
                               1993       1994        1995        1995        1996
                              ------     -------     -------     -------     -------
    Residence Inn --
      Denver (South), CO
      Occupancy.............    87.9%       89.1%       88.2%       88.0%       92.1%
      ADR...................  $71.26     $ 74.38     $ 80.08     $ 77.64     $ 83.16
      REVPAR................  $62.61     $ 66.27     $ 70.60     $ 68.29     $ 76.63
    Residence Inn --
      Windsor, CT
      Occupancy.............    75.8%       79.5%       86.3%       87.9%       82.6%
      ADR...................  $72.65     $ 74.75     $ 81.21     $ 78.75     $ 86.96
      REVPAR................  $55.05     $ 59.45     $ 70.04     $ 69.24     $ 71.80
    Residence Inn --
      Troy(Central), MI
      Occupancy.............    88.4%       89.1%       90.2%       86.8%       92.6%
      ADR...................  $69.74     $ 72.22     $ 77.13     $ 77.28     $ 79.79
      REVPAR................  $61.65     $ 64.36     $ 69.57     $ 67.10     $ 73.85
    Residence Inn --
      Troy(Southeast), MI
      Occupancy.............    84.6%       85.8%       91.6%       88.7%       85.0%
      ADR...................  $66.74     $ 69.39     $ 72.48     $ 73.57     $ 80.49
      REVPAR................  $56.46     $ 59.54     $ 66.42     $ 65.24     $ 68.46
    Residence Inn --
      Cherry Hill, NJ
      Occupancy.............    91.7%       92.1%       88.8%       87.0%       90.2%
      ADR...................  $81.11     $ 83.96     $ 87.94     $ 86.18     $ 90.93
      REVPAR................  $74.41     $ 77.37     $ 78.10     $ 74.94     $ 82.06
    Residence Inn --
      Binghamton, NY
      Occupancy.............    81.9%       81.0%       82.2%       79.4%       82.2%
      ADR...................  $82.29     $ 83.87     $ 84.68     $ 82.74     $ 83.26
      REVPAR................  $67.37     $ 67.97     $ 69.64     $ 65.72     $ 68.45
    Residence Inn --
      Harrisburg, PA
      Occupancy.............    88.9%       88.7%       80.8%       80.2%       85.4%
      ADR...................  $77.55     $ 82.59     $ 83.92     $ 81.47     $ 83.97
      REVPAR................  $68.95     $ 73.25     $ 67.77     $ 65.36     $ 71.71
    Residence Inn --
      Richmond, VA
      Occupancy.............    82.0%       84.9%       83.9%       84.3%       86.8%
      ADR...................  $73.19     $ 76.94     $ 78.49     $ 77.64     $ 80.80
      REVPAR................  $60.05     $ 65.30     $ 65.83     $ 65.48     $ 70.16
    Hampton Inn --
      Naples, FL
      Occupancy.............    78.4%       74.1%       69.1%       76.9%       79.6%
      ADR...................  $55.92     $ 59.78     $ 65.79     $ 79.23     $ 78.43
      REVPAR................  $43.86     $ 44.29     $ 45.48     $ 60.97     $ 62.44
    Hampton Inn --
      Tallahassee, FL
      Occupancy.............    79.7%       84.5%       86.1%       88.6%       85.5%
      ADR...................  $47.04     $ 49.99     $ 56.19     $ 54.28     $ 57.98
      REVPAR................  $37.49     $ 42.27     $ 48.41     $ 48.08     $ 49.59

                                                                     SIX MONTHS
                                 YEAR ENDED DECEMBER 31,           ENDED JUNE 30,
                              ------------------------------     -------------------
                               1993       1994        1995        1995        1996
                              ------     -------     -------     -------     -------
    Hampton Inn --
      West Palm Beach, FL
      Occupancy.............    71.6%       71.3%       70.6%       79.5%       77.2%
      ADR...................  $49.07     $ 52.24     $ 54.41     $ 59.98     $ 61.36
      REVPAR................  $35.14     $ 37.25     $ 38.39     $ 47.66     $ 47.37
    Hampton Inn --
      Germantown, MD
      Occupancy.............    32.4%       43.6%       38.9%       41.5%       55.7%
      ADR...................  $55.03     $ 59.78     $ 63.23     $ 63.88     $ 59.32
      REVPAR................  $17.81     $ 26.08     $ 24.59     $ 26.52     $ 33.06
    Hampton Inn --
      Albany/Latham, NY
      Occupancy.............    72.2%       73.3%       67.7%       66.1%       70.2%
      ADR...................  $59.44     $ 61.96     $ 65.15     $ 62.80     $ 60.74
      REVPAR................  $42.93     $ 45.40     $ 44.08     $ 41.52     $ 42.63
    Hampton Inn --
      Islandia (Long Island), NY
      Occupancy.............    69.9%       74.3%       75.0%       73.4%       71.3%
      ADR...................  $65.71     $ 69.74     $ 74.60     $ 72.96     $ 75.87
      REVPAR................  $45.92     $ 51.84     $ 55.92     $ 53.58     $ 54.11
    Hampton Inn --
      Willow Grove
         (Philadelphia), PA
      Occupancy.............    74.4%       77.4%       77.6%       78.3%       84.5%
      ADR...................  $61.46     $ 65.51     $ 70.31     $ 68.94     $ 70.41
      REVPAR................  $45.72     $ 50.68     $ 54.59     $ 53.96     $ 59.50
    Comfort Inn --
      Woburn, MA
      Occupancy.............    48.8%       67.0%       69.6%       62.8%       67.3%
      ADR...................  $51.84     $ 52.02     $ 55.82     $ 54.27     $ 56.49
      REVPAR................  $28.28     $ 34.88     $ 38.84     $ 34.05     $ 38.03
    Comfort Inn --
      Allentown, PA
      Occupancy.............    67.1%       77.7%       72.9%       64.9%       75.1%
      ADR...................  $49.91     $ 53.17     $ 55.84     $ 55.09     $ 54.55
      REVPAR................  $33.48     $ 41.32     $ 40.72     $ 35.76     $ 40.96
    Holiday Inn Express --
      Lexington, MA
      Occupancy.............    46.6%       55.2%       62.5%       51.9%       59.1%
      ADR...................  $48.13     $ 53.65     $ 60.03     $ 57.63     $ 65.82
      REVPAR................  $22.43     $ 29.62     $ 37.53     $ 29.92     $ 38.90
    Sheraton Inn --
      Fort Lauderdale, FL
      Occupancy.............    77.3%       72.1%       64.8%       73.6%       88.8%
      ADR...................  $51.25     $ 54.74     $ 62.65     $ 67.26     $ 62.19
      REVPAR................  $39.63     $ 39.44     $ 40.60     $ 49.53     $ 55.21
    Consolidated Current Hotels --
      Occupancy.............    74.9%       76.6%       76.1%       75.7%       80.0%
      ADR...................  $66.16     $ 68.67     $ 73.26     $ 73.41     $ 76.46
      REVPAR................  $49.53     $ 52.58     $ 55.72     $ 55.59     $ 61.18

     The following table sets forth certain information with respect to each Acquisition Hotel and the Acquisition Hotels on a consolidated basis:

                                                                                 SIX MONTHS
                                                   YEAR ENDED DECEMBER 31,     ENDED JUNE 30,
                                                   ------------------------   ----------------
                                                    1993     1994     1995     1995     1996
                                                   ------   ------   ------   ------   -------
    Residence Inn -- San Mateo, CA
      Occupancy..................................    89.0%    90.5%   91.90%    90.5%     93.8%
      ADR........................................  $86.49   $90.46   $94.47   $94.32   $101.64
      REVPAR.....................................  $77.02   $81.90   $86.79   $85.38   $ 95.37
    Residence Inn -- Silicon Valley I, CA
      Occupancy..................................    77.8%    79.8%    86.1%    84.1%     93.1%
      ADR........................................  $79.25   $83.36   $88.17   $88.84   $ 96.86
      REVPAR.....................................  $61.66   $66.48   $75.89   $74.74   $ 90.19
    Residence Inn -- Silicon Valley II, CA
      Occupancy..................................    76.1%    81.8%    89.5%    87.8%     93.0%
      ADR........................................  $77.39   $80.44   $86.09   $86.38   $ 98.08
      REVPAR.....................................  $58.92   $65.83   $77.02   $75.84   $ 91.23
    Residence Inn -- Denver, CO
      Occupancy..................................    86.9%    90.3%    85.3%    87.2%     86.1%
      ADR........................................  $67.85   $67.97   $74.50   $72.98   $ 80.05
      REVPAR.....................................  $58.96   $61.40   $63.57   $63.66   $ 68.91
    Residence Inn -- Atlanta (Downtown), GA
      Occupancy..................................     N/A      N/A      N/A      N/A       N/A
      ADR........................................     N/A      N/A      N/A      N/A       N/A
      REVPAR.....................................     N/A      N/A      N/A      N/A       N/A
    Residence Inn -- Wichita East, KS
      Occupancy..................................    82.2%    82.7%    82.0%    80.4%     81.0%
      ADR........................................  $73.56   $75.07   $76.13   $76.27   $ 80.70
      REVPAR.....................................  $60.45   $62.11   $62.45   $61.35   $ 65.38
    Residence Inn -- Portland, ME(1)
      Occupancy..................................     N/A      N/A      N/A      N/A      40.2%
      ADR........................................     N/A      N/A      N/A      N/A   $ 66.59
      REVPAR.....................................     N/A      N/A      N/A      N/A   $ 26.76
    Residence Inn -- East Lansing, MI
      Occupancy..................................    83.4%    84.0%    85.7%    81.4%     81.8%
      ADR........................................  $69.29   $68.21   $70.30   $71.16   $ 75.99
      REVPAR.....................................  $57.79   $57.31   $60.27   $57.95   $ 62.14
    Residence Inn -- Grand Rapids, MI
      Occupancy..................................    80.7%    85.3%    83.9%    78.3%     85.2%
      ADR........................................  $65.77   $66.93   $70.19   $72.66   $ 70.24
      REVPAR.....................................  $53.09   $57.06   $50.88   $56.87   $ 59.84
    Hampton Inn -- Norcross, GA
      Occupancy..................................     N/A      N/A      N/A      N/A       N/A
      ADR........................................     N/A      N/A      N/A      N/A       N/A
      REVPAR.....................................     N/A      N/A      N/A      N/A       N/A
    Consolidated Acquisition Hotels --
      Occupancy..................................    81.5%    84.5%    87.2%    85.5%     88.6%
      ADR........................................  $75.96   $78.36   $83.23   $83.50   $ 90.46
      REVPAR.....................................  $61.87   $66.25   $72.58   $71.41   $ 80.14
    Consolidated Hotels
      Occupancy..................................    76.8%    78.9%    79.3%    78.5%     82.5%
      ADR........................................  $69.21   $71.67   $76.42   $76.57   $ 80.90
      REVPAR.....................................  $53.14   $56.52   $60.58   $60.15   $ 66.77

---------------

(1) This hotel opened in April 1996.

THE PERCENTAGE LEASES

     In order for the Company to qualify as a REIT, the Company cannot operate hotels. See "Risk Factors -- Lack of Control over Operations of the Hotels." The Company, therefore, leases the Current Hotels and will lease the Acquisition Hotels to the Lessee pursuant to Percentage Leases. The Lessee operates 17 of the Current Hotels and will operate the Hampton Inn-Norcross, Georgia hotel after the closing of such hotel. After the closing of the Acquisition Hotels, Marriott will provide management services for the nine Residence Inn Acquisition Hotels pursuant to the Marriott Management Agreements. TMH operates five of the Current Hotels pursuant to the TMH Management Agreements.

     Mr. Fisher is the majority shareholder of the Lessee. Other than working capital, the Lessee has only nominal assets. Each Percentage Lease contains the provisions described below, and the Company intends that future percentage leases with respect to additional hotels it may acquire will contain substantially similar provisions, although the Independent Trustees may, in their discretion, alter any of these provisions with respect to any proposed percentage lease, depending on the purchase price paid, economic conditions and other factors deemed relevant at the time. The Lessee will not lease or manage any hotel other than those owned by the Company.

     Percentage Lease Terms. Each Percentage Lease has a non-cancelable initial term of at least ten years, subject to earlier termination upon the occurrence of defaults thereunder and certain other events described therein (including, particularly, the provisions described herein under "Damage to Hotels," "Condemnation of Hotels" and "Termination of Percentage Leases on Disposition of the Hotels").

     Amounts Payable Under the Percentage Leases. During the term of each Percentage Lease, the Lessee is obligated to pay to the Company (i) the greater of Base Rent or Percentage Rent, and (ii) certain other amounts, including interest accrued on any late payments or charges (the "Additional Charges"). Percentage Rent is based on percentages of room revenues for each of the Hotels.

     Under the Percentage Leases, the Lessee pays Base Rent and Percentage Rent monthly. The Percentage Rent due for any calendar month in a year is calculated as the Percentage Rent owed for the entire year to date, net of Percentage Rent and Base Rent already paid for such year. For the first two months of each calendar quarter, the Lessee pays 70% of the Percentage Rent applicable to such months, and for the final month of each calendar quarter the Lessee pays the remaining Percentage Rent due for the entire quarter. Under these Percentage Leases, Base Rent and Percentage Rent is due on the 10th and 25th day of the following month, respectively. The Percentage Leases for the Acquisition Hotels are expected to have rent payment provisions substantially similar to those described above.

     For all Percentage Leases, both the Base Rent and the Revenue Break Points amount in each Percentage Rent formula will be adjusted annually for inflation. The adjustment will be calculated at the beginning of each calendar year based upon the change in the CPI during the prior calendar year.

     The following table sets forth certain unaudited information with respect to the Hotels and the applicable Percentage Leases.

                                                                                           TWELVE MONTHS ENDED
                                          ANNUAL PERCENTAGE                                   JUNE 30, 1996
                                           RENT FORMULA(1)                              --------------------------
                                 -----------------------------------                            PRO FORMA
                                                           REVENUE                      --------------------------
                                  NUMBER       BASE         BREAK      FIRST   SECOND      ROOM          LEASE
        CURRENT HOTELS           OF ROOMS      RENT         POINT      TIER     TIER      REVENUE     PAYMENTS(2)
-------------------------------  --------   -----------   ----------   -----   ------   -----------   ------------
UPSCALE EXTENDED-STAY:
  Residence Inn-Fremont, CA....       80    $   410,000   $1,500,000    30.0%   68.0%   $ 2,406,681   $  1,066,544
  Residence Inn-Mountain View
    (Palo Alto), CA............      112      1,207,000    1,200,000    30.0    68.0      4,405,498      2,539,739
  Residence Inn-San Jose, CA...       80        520,000    1,500,000    30.0    68.0      2,589,153      1,190,624
  Residence Inn-Denver (South),
    CO.........................      128        734,000    1,800,000    30.0    68.0      3,503,380      1,698,299
  Residence Inn-Windsor, CT....       96        459,000    1,800,000    30.0    68.0      2,499,048      1,015,352
  Residence Inn-Troy (Central),
    MI.........................      152        931,000    1,900,000    30.0    68.0      4,048,664      2,031,091
  Residence Inn-Troy
    (Southeast), MI............       96        494,000    1,400,000    30.0    68.0      2,413,422      1,109,127
  Residence Inn-Cherry Hill,
    NJ.........................       96        774,000    1,700,000    30.0    68.0      2,862,786      1,300,694
  Residence Inn-Binghamton,
    NY.........................       72        455,000    1,207,900    32.0    70.0      1,871,931        845,522
  Residence Inn-Harrisburg,
    PA.........................       80        554,000    1,380,000    30.0    68.0      2,097,125        901,645
  Residence Inn-Richmond, VA...       80        447,000    1,325,000    30.0    68.0      1,996,138        853,874
MID-PRICE:
  Hampton Inn-Naples, FL.......      107    $   410,000   $1,336,400    33.5%   70.0%     1,830,806        787,588
  Hampton Inn-Tallahassee,
    FL.........................       93        350,000      825,000    30.0    70.0      1,671,593        835,927
  Hampton Inn-West Palm Beach,
    FL.........................      136        304,000    1,619,100    31.0    68.0      1,889,651        678,293
  Hampton Inn-Germantown, MD...      176        490,000    1,500,000    32.0    69.5      1,800,512        681,716
  Hampton Inn-Albany/Latham,
    NY.........................      126        662,000    1,207,900    35.0    70.0      2,041,527      1,000,937
  Hampton Inn-Islandia (Long
    Island), NY................      121        473,000    1,516,300   31.75    70.0      2,509,543      1,169,334
  Hampton Inn-Willow Grove
    (Philadelphia), PA.........      150        735,000    1,372,380   31.45    70.0      3,152,170      1,670,752
  Comfort Inn-Woburn, MA(3)....      100        210,000    1,350,000    30.0    68.0      1,500,257        507,175
  Comfort Inn-Allentown, PA....      127        497,000    1,050,000    36.5    70.0      1,954,812      1,012,154
  Holiday Inn
    Express-Lexington, MA......      164        500,000    1,950,000    27.0    68.0      2,474,535        883,185
  Sheraton Inn-Fort Lauderdale,
    FL.........................      139        359,000    1,413,500    31.0    68.0      2,264,027      1,009,907
                                   -----     ----------                                   ---------      ---------
Subtotal for Current Hotels....    2,511     11,975,000                                  53,783,259     24,789,479
                                   -----     ----------                                   ---------      ---------


                                                                                           TWELVE MONTHS ENDED
                                          ANNUAL PERCENTAGE                                   JUNE 30, 1996
                                           RENT FORMULA(1)                               ------------------------
                                 -----------------------------------                            PRO FORMA
                                                           REVENUE                       ------------------------
                                  NUMBER       BASE         BREAK      FIRST   SECOND      ROOM          LEASE
        CURRENT HOTELS           OF ROOMS      RENT         POINT      TIER     TIER      REVENUE     PAYMENTS(2)
-------------------------------   -----     ----------    ----------   -----    ----     ---------     ---------
ACQUISITION HOTELS
UPSCALE EXTENDED STAY:
  Residence Inn-San Mateo, CA..      159    $ 1,427,000   $2,450,000    30.0%   68.0%   $ 5,305,581   $  2,676,795
  Residence Inn-Silicon Valley
    I, CA......................      231      2,154,000    2,450,000    30.0    68.0      6,988,335      3,821,067
  Residence Inn-Silicon Valley
    II, CA.....................      247      2,244,000    2,700,000    30.0    68.0      7,587,457      4,133,471
  Residence Inn-Denver
    (Downtown), CO.............      156        684,000    2,750,000    30.0    68.0      3,777,160      1,523,468
  Residence Inn-
    Atlanta (Downtown), GA(4)..      160      1,260,000    3,100,000    30.0    68.0             --      1,260,000
  Residence Inn-Wichita East,
    KS.........................       64        287,000    1,175,000    30.0    68.0      1,504,716        576,706
  Residence Inn-Portland,
    ME(4)......................       78        430,000    1,200,000    30.0    68.0             --        430,000
  Residence Inn-East Lansing,
    MI.........................       60        290,000      950,000    30.0    68.0      1,370,493        570,935
  Residence Inn-Grand Rapids,
    MI.........................       96        509,000    1,350,000    30.0    68.0      2,113,586        924,239
MID-PRICE:
  Hampton Inn-Norcross, GA(4)..      150        665,000    1,500,000    30.0    68.0             --        665,000
                                   -----     ----------                                   ---------      ---------
Subtotal for Acquisition
  Hotels.......................    1,401      9,950,000                                  28,647,328     16,581,681
                                   -----     ----------                                   ---------      ---------
Consolidated Total for
  Hotels.......................    3,912    $21,925,000                                 $82,430,587   $ 41,371,160
                                   =====     ==========                                   =========      =========

---------------

(1) All Percentage Rent formulas included in the Percentage Leases are based on room revenue from the applicable Hotels. See "Business and Properties -- The Percentage Leases" and "Risk Factors -- Risk that Pending Acquisitions Will Not Close." Beginning in the calendar year following the year in which a Percentage Lease commences, and for each year thereafter
     (i) the annual Base Rent, and (ii) the Percentage Rent formulas will be adjusted for inflation, based on changes in the CPI.
(2) Represents Percentage Lease payments from the Lessee to the Company, calculated on a pro forma basis by applying the rent provisions in the Percentage Leases, and, for the Acquisition Hotels, the rent provisions in the proposed Percentage Leases, to the historical room revenue of the Hotels for the 12 months ended June 30, 1996. Under the terms of the related Percentage Leases, the Company receives Percentage Rent in an amount equal to the first tier percentage of all room revenues up to the Revenue Break Point and an amount equal to the second tier percentage of all room revenues in excess of the Revenue Break Point.
(3) A renovation of the Comfort Inn-Woburn, Massachusetts hotel is scheduled to begin in late 1996. Until the renovation project has substantially commenced, the Percentage Rent will be fixed at $45,000 per month. From the date on which the renovation project substantially commences until the earlier of (i) April 1, 1997 or (ii) the first day of the month following the date of the completion of the renovation project (each a "Target Completion Date") no Base Rent is payable. On the Target Completion Date, the Percentage Rent formula reverts to the terms set forth in the above table.
(4) This Hotel had no substantive operations for the periods presented, the Percentage Lease payment is assumed to be equal only to the Base Rent provided for in the applicable Percentage Leases and does not include any Percentage Rent in excess of Base Rent, which the Company expects will be payable in future periods.

     Other than real estate and personal property taxes, ground lease rent (where applicable), the cost of certain furniture, fixtures and equipment and certain capital expenditures, and property and casualty insurance, which are obligations of the Company, the Percentage Leases require the Lessee to pay Base Rent, Percentage Rent, Additional Charges and all operating expenses of the Hotels (including liability insurance, utility and other charges incurred in the operation of the Hotels) during the terms of the Percentage Leases. The Percentage Leases also provide for Rent reductions and abatements in the event of damage or destruction or a partial taking of any Hotel as described under "Damage to Hotels" and "Condemnation of Hotels."

     Maintenance and Modifications. Under the Percentage Leases, the Company is required to pay for capital improvements at each Hotel. In addition, the Percentage Leases obligate the Company to make available to the Lessee for the repair, replacement and refurbishment of furniture, fixtures and equipment in the Hotels, when and as deemed necessary by the Lessee, an amount equal to, with respect to the Current Hotels, 4% of room revenues per quarter on a cumulative basis. The Percentage Leases for the Acquisition Hotels will require that the Partnership make available to the Lessee for such purposes an amount equal to 4% of room revenues per quarter on a cumulative basis. The Company's obligation is carried forward to the extent that the Lessee has not expended such amount, and any unexpended amounts will remain the property of the Company upon termination of the Percentage Leases. In addition, the Company intends to spend amounts in excess of the obligated amounts if necessary to comply with the reasonable requirements of any Franchise License or Marriott Management Agreement and otherwise to the extent that the Company deems such expenditures to be in the best interests of the Company. Otherwise, the Lessee is required, at its expense, to maintain the Hotels in good order and repair and to pay for all operating expenses of the Hotels.

     The Lessee, at its expense, may make non-capital and capital additions, modifications or improvements to the Hotels, provided that any such action does not significantly alter the character or purposes of the Hotels or significantly detract from the value or operating efficiencies of the Hotels. All such alterations, replacements and improvements shall be subject to all the terms and provisions of the Percentage Leases and become the property of the Partnership upon termination of the Percentage Leases. The Company owns, with respect to the Current Hotels, and will own, with respect to the Acquisition Hotels, substantially all personal property (other than inventory, linens and other nondepreciable personal property) not affixed to, or deemed a part of, the real estate or improvements thereon, except to the extent that ownership of such personal property would cause the Rent under a Percentage Lease not to qualify as "rents from real property" for REIT income test purposes. See "Federal Income Tax Considerations -- Requirements for Qualification -- Income Tests."

     Insurance and Property Taxes. The Company is responsible for paying real estate and personal property taxes on the Hotels (except to the extent that personal property associated with a hotel is owned by the Lessee), and all property and casualty insurance. The Lessee is required to pay or reimburse the Company for all other insurance on the Hotels, including comprehensive general public liability, workers' compensation and other insurance appropriate and customary for properties similar to the Hotels and naming the Company as an additional named insured.

     Assignment and Subleasing. The Lessee is not permitted to sublet all or any part of the Hotels or assign its interest under any of the Percentage Leases, other than to an Affiliate of the Lessee, without the prior written consent of the Company. No assignment or subletting will release the Lessee from any of its obligations under the Percentage Leases.

     Damage to Hotels. In the event of damage to or destruction of any Hotel covered by insurance which renders the Hotel unsuitable for the Lessee's use and occupancy, the Lessee is obligated to repair, rebuild, or restore the Hotel or offer to acquire the Hotel on the terms set forth in the applicable Percentage Lease. If the Lessee rebuilds the Hotel, the Company is obligated to disburse to the Lessee, from time to time and upon satisfaction of certain conditions, any insurance proceeds actually received by the Company as a result of such damage or destruction, and any excess costs of repair or restoration will be paid by the Lessee. If the Lessee decides not to rebuild and the Company exercises its right to reject the Lessee's mandatory offer to purchase the Hotel on the terms set forth in the Percentage Lease, the Percentage Lease will terminate and the insurance proceeds will be retained by the Company. If the Company accepts the Lessee's offer to purchase the Hotel, the Percentage Lease will terminate and the Lessee will be entitled to the insurance proceeds. In the event that damage to or destruction of a Hotel that is covered by insurance does not render the Hotel wholly unsuitable for the Lessee's use and occupancy, the Lessee generally is obligated to repair or restore the Hotel. The Percentage Lease shall remain in full force and effect during the first 12 months of any period required for repair or restoration of any damaged or destroyed Hotel, after which time Rent will be equitably abated.

     Condemnation of Hotels. In the event of a total condemnation of any Hotel, the relevant Percentage Lease will terminate with respect to such Hotel as of the date of taking, and the Company and the Lessee will be entitled to their shares of the condemnation award in accordance with the provisions of the Percentage Lease. In the event of a partial taking that does not render the Hotel unsuitable for the Lessee's use, the Lessee shall restore the untaken portion of the Hotel to a complete architectural unit and the Company shall contribute to the cost of such restoration that part of the condemnation award specified for restoration.

     Events of Default. Events of Default under the Percentage Leases include, among others, the following:

          (i) the occurrence of an Event of Default under any other Percentage Lease between the Company and the Lessee or any Affiliate of the Lessee;

          (ii) the failure by the Lessee to pay Base Rent or Additional Charges when due and the continuation of such failure for a period of 15 days thereafter;

          (iii) the failure by the Lessee to pay Percentage Rent when due and the continuation of such failure for a period of 20 days thereafter;

          (iv) the failure by the Lessee to observe or perform any other term of a Percentage Lease and the continuation of such failure for a period of 30 days after receipt by the Lessee of notice from the Partnership thereof, unless such failure cannot be cured within such period and the Lessee commences appropriate action to cure such failure within such 30 day period and thereafter acts, with diligence, to correct such failure within such time as is necessary, provided in no event shall such period exceed 90 days;

          (v) if the Lessee shall file a petition in bankruptcy or reorganization pursuant to any federal or state bankruptcy law or any similar federal or state law, or shall be adjudicated a bankrupt or shall make an assignment for the benefit of creditors or shall admit in writing its inability to pay its debts generally as they become due, or if a petition or answer proposing the adjudication of the Lessee as a bankrupt or its reorganization pursuant to any federal or state bankruptcy law or any similar federal or state law shall be filed in any court and the Lessee shall be adjudicated a bankrupt and such adjudication shall not be vacated or set aside or stayed within 60 days after the entry of an order in respect thereof, or if a receiver of the Lessee or of the whole or substantially all of the assets of the Lessee shall be appointed in any proceeding brought by the Lessee or if any such receiver, trustee or liquidator shall be appointed in any proceeding brought against the Lessee and shall not be vacated or set aside or stayed within 60 days after such appointment;

          (vi) if the Lessee voluntarily discontinues operations of any Hotel except as a result of damage, destruction, or condemnation; or

          (vii) if the Franchise License or Marriott Management Agreement with respect to a Hotel is terminated by the franchisor or Marriott as a result of any action or failure to act by the Lessee or its agents, other than the failure to complete improvements required by a franchisor or Marriott because the Company fails to pay the costs of such improvements.

     Termination of Percentage Leases on Disposition of the Hotels. In the event the Company enters into an agreement to sell or otherwise transfer a Hotel, the Company will have the right to terminate the Percentage Lease with respect to such Hotel if, within six months of the termination, the Company either (i) pays the Lessee the fair market value of the Lessee's leasehold interest in the remaining term of the Percentage Lease to be terminated, or (ii) offers to lease to the Lessee one or more substitute Hotels on terms that would create a leasehold interest in such Hotel with a fair market value equal to or exceeding the fair market value of the Lessee's remaining leasehold interest under the Percentage Lease to be terminated.

     Franchise Licenses; Marriott Management Agreements. The Lessee is the licensee under the Franchise Licenses on the Current Hotels and will be the licensee under the Franchise License on the Hampton Inn-

Norcross, Georgia hotel. Upon the occurrence of certain events of default by the Lessee under a Franchise License, the respective franchisors have agreed, subject to certain terms and conditions, to transfer the Franchise License for the Hotel to a designee of the Company. The nine Residence Inn Acquisition Hotels will be operated by Marriott pursuant to the Marriott Management Agreements. See "Business and Properties -- Franchise Licenses and Marriott Management Agreements."

     Other Lease Covenants. The Lessee has agreed that during the term of the Percentage Leases it will maintain a ratio of total debt to consolidated net worth (as defined in the Percentage Leases) of less than or equal to 50%, exclusive of capitalized leases. In addition, the Lessee has agreed that it will not pay fees for operating services or for marketing, accounting, construction, renovation or other similar services to Mr. Fisher, any Affiliate of Mr. Fisher or any Affiliate of the Lessee.

     Breach by Company. Upon notice from the Lessee that the Company has breached a Percentage Lease, the Company has 30 days to cure the breach or proceed to cure the breach, which period may be extended in the event of certain specified, unavoidable delays.

     Inventory. All inventory required in the operation of the Hotels is and will be purchased at the Lessee's expense and owned by the Lessee. The Company has the option to purchase all inventory related to a particular Hotel at fair market value upon termination of the Percentage Lease for that Hotel.

FRANCHISE LICENSES AND MARRIOTT MANAGEMENT AGREEMENTS

     Eleven of the Current Hotels are licensed as Residence Inn hotels. Residence Inn is the registered trademark of Marriott. Marriott approved the transfer of the Franchise Licenses or the grant of a new Franchise Licenses to the Lessee when the Company acquired the Current Hotels that are operated as Residence Inn hotels. The nine Residence Inn hotels included in the Acquisition Hotels will be operated as Residence Inn hotels pursuant to the terms of the Marriott Management Agreements.

     Seven of the Current Hotels and one of the Acquisition Hotels are licensed as Hampton Inns. Hampton Inn is a registered trademark of Promus. Promus approved the grant of new Franchise Licenses to the Lessee when the Company acquired each such Current Hotel. Promus has agreed to approve the transfer of the Franchise License to the Lessee upon the Company's acquisition of the Hampton Inn-Norcross, Georgia hotel.

     Two of the Current Hotels are licensed as Comfort Inns. Comfort Inn is the registered trademark of Choice Hotels International, Inc. ("Choice"). Choice approved the grant of new Franchise Licenses to the Lessee when the Company acquired each such Current Hotel. The Company has received a commitment from Promus for a Hampton Inn Franchise License for the Comfort Inn-Woburn, Massachusetts hotel, subject to the Company's completion of certain renovations and improvements. The Company's ability to complete such renovations and improvements is subject to the Company's obtaining the consent of the ground lessor under the ground lease for such hotel.

     One of the Current Hotels is licensed as a Sheraton Inn hotel. Sheraton Inn is a registered trademark of ITT Sheraton Corporation ("Sheraton"). Sheraton approved the transfer of the Franchise License to the Lessee when the Company acquired that Current Hotel.

     One of the Current Hotels is licensed as a Holiday Inn Express hotel. Holiday Inn Express is a registered trademark of Holiday Inn Franchising. Holiday Inn Franchising approved the grant of a new Franchise License to the Lessee when the Company acquired that Current Hotel. The Company has received a commitment from Holiday Inn Franchising for a Holiday Inn Express & Suites Franchise License for the Holiday Inn Express-Lexington, Massachusetts hotel, subject to the Company's completion of the conversion of an existing building to 32 suites and certain other renovations and improvements.

     The Company intends to spend (or cause to be spent) approximately $5.0 million on improvements to the DeBoer Hotels during the 12 months following the closing of the Offering.

     The Company anticipates that most of the additional hotels in which it invests will be operated pursuant to management agreements with Marriott or under franchise licenses. Management believes that any future management agreements with Marriott will contain substantially the same terms and conditions as the Marriott Management Agreements. The Company believes that the public's perception of quality associated with a franchisor is an important feature in the operation of a hotel. Franchisors and managers such as Marriott provide a variety of benefits for franchisees which include national advertising, publicity and other marketing programs designed to increase brand awareness, training of personnel, periodic review of quality standards and centralized reservation systems.

     Franchise Licenses generally specify certain management, operational, recordkeeping, accounting, reporting and marketing standards and procedures with which the franchisee must comply. The Franchise Licenses obligate the Lessee to comply with the franchisors' standards and requirements with respect to training of operational personnel, safety, maintaining specified insurance, the types of services and products ancillary to guest room services that may be provided by the Lessee, display of signage, and the type, quality and age of furniture, fixtures and equipment included in guest rooms, lobbies and other common areas.

     Each Franchise License relating to the Hotels gives the Lessee the right to operate the particular Hotel for specified periods ranging from two to 13 years. The Franchise Licenses provide and will provide for termination at the franchisor's option upon the occurrence of certain events, including the Lessee's failure to pay royalties and fees or perform other covenants under the Franchise Licenses, bankruptcy, abandonment of the franchise, commission of a felony, assignment of a Franchise License without the consent of the franchisor, or failure to comply with applicable law in the operation of the applicable Hotel. A Franchise License does not renew automatically upon expiration. The Lessee is responsible for making all payments under the Franchise Licenses to the franchisors. In certain instances, the terms of the Franchise Licenses are shorter than the terms of the applicable Percentage Leases; the Company has no intention to modify the terms of such Franchise Licenses to conform to the Percentage Leases. See "Risk Factors -- Risks of Operating Hotels under Franchise Licenses and Marriott Management Agreements."

     The Marriott Management Agreements will allow the Hotels subject thereto to be operated as Residence Inn hotels for an initial term of 13 years after the closing of the Offering, provided that the Hotels maintain the standards of the Residence Inn system. The Marriott Management Agreements may be extended by Marriott for an additional term of seven years if the Company has achieved a specified return on its initial investment. Marriott may terminate one or more of the Marriott Management Agreements upon the occurrence of certain events, including the Lessee's failure to make any payment or perform other covenants under the Marriott Management Agreements or bankruptcy of the Lessee or the Company. If a Marriott Management Agreement is terminated for any reason other than a default by Marriott, the hotel to which the agreement relates will not be entitled to operate thereafter as a Residence Inn. Marriott may be terminated as manager if certain performance criteria set forth in the Marriott Management Agreements are not met in any two consecutive years beginning with the third anniversary of the closing of the acquisition of the Residence Inn Acquisition Hotels, subject to certain exceptions and cure rights. In that event, the Lessee may enter into a then-current form of Residence Inn Franchise License and, subject to Residence Inn system requirements and subject to the Lessee being a then-approved franchisee, continue to operate the hotel as a Residence Inn hotel. The Lessee will be responsible for making all payments to Marriott under the Marriott Management Agreements.

     Under the Franchise License applicable to the Residence Inn-Windsor, Connecticut hotel, the Lessee currently pays to Marriott a royalty fee of 3% of suite revenue and a marketing fee of 2.5% of suite revenue. Under the Franchise Licenses applicable to the other ten Current Hotels that are Residence Inn hotels, the Lessee pays to Marriott a royalty fee of 4% to 5% of suite revenue and a marketing fee of 2.5% of suite revenue.

     Pursuant to each Marriott Management Agreement with respect to the nine Residence Inn Acquisition Hotels, the Lessee will pay to Marriott a base management fee of 2% of total revenue, a system fee of 5% of total revenue and an incentive fee initially equal to 65% of the Lessee's annual net operating income with respect to such Hotels, after payment of Rent under the Percentage Leases for such Hotels. The Lessee will not pay a separate franchise fee for the Residence Inn hotels that are operated by Marriott.

     Under the Franchise Licenses applicable to the Hotels that are Hampton Inn hotels, the Lessee currently pays to Promus a franchise fee of 4% of room revenue from the Current Hotels. Currently, an assessment of

4% of room revenue is designated for a marketing and reservation fund for the benefit of all Hampton Inn hotels systemwide. The Company will pay the same fees on the Hampton Inn-Norcross, Georgia hotel.

     Under the Franchise License applicable to the Comfort Inn-Allentown hotel and the Comfort Inn-Woburn hotel, the Lessee pays a franchise fee to Choice of 5% of room revenue from the Comfort Inn-Allentown hotel and a marketing fee of 1.3% of all room revenue, plus a supplemental marketing fee equal to $0.28 per day per rentable room ($35.56 per day). The Lessee will also pay to Choice a reservations fee equal to 1.75% of all room revenues.

     Under the Franchise License applicable to the Holiday Inn
Express-Lexington, Massachusetts, the Lessee pays to Holiday Inn Franchising a royalty equal to 5% of room revenue. In addition, the Lessee pays a reservation and marketing fee of 3% of room revenue.

     Under the Franchise License applicable to the Sheraton Inn-Fort Lauderdale hotel, the Lessee pays to Sheraton a franchise fee of 5% of room revenue (plus additional fees) from the Sheraton Inn-Fort Lauderdale hotel. An additional 2.5% of room revenue is payable to the Sheraton marketing and reservation fund for the benefit of all Sheraton hotels systemwide.

     Promus, Sheraton, Holiday Inn Franchising, Choice and Marriott have agreed that, in the event of certain events of default by the Lessee under a Franchise License with respect to a franchised Hotel or the Company's termination of a Percentage Lease, upon request by the Company and the curing of any event of default, such franchisor will allow that Hotel to be operated by an operator acceptable to such franchisor for a specified period of time. The Company will be obligated to pay the franchisor's actual costs of investigating the operator-designee. Normal change of ownership commitment fees will be due when a operator-designee applies for a new franchise license. Pursuant to the Marriott Management Agreements, Marriott will allow the Company to replace the Lessee at a Marriott-managed Residence Inn, provided that the new lease terms do not adversely affect the structure of the incentive fee payable to Marriott.

     HAMPTON INN(R), IS A REGISTERED TRADEMARK OF PROMUS, COMFORT INN(R) IS A REGISTERED TRADEMARK OF CHOICE, RESIDENCE INN BY MARRIOTT(R) IS A REGISTERED TRADEMARK OF MARRIOTT, HOLIDAY INN EXPRESS(R) AND HOLIDAY INN EXPRESS & SUITES(R) IS A REGISTERED TRADEMARK OF HOLIDAY INN FRANCHISING, AND SHERATON INN(R) IS A REGISTERED TRADEMARK OF SHERATON. NONE OF PROMUS, CHOICE, MARRIOTT, HOLIDAY INN FRANCHISING OR SHERATON HAS ENDORSED OR APPROVED THE OFFERING. A GRANT OF A HAMPTON INN, COMFORT INN, RESIDENCE INN BY MARRIOTT, HOLIDAY INN EXPRESS, HOLIDAY INN EXPRESS & SUITES OR SHERATON INN FRANCHISE LICENSE FOR ANY HOTEL IS NOT INTENDED AS, AND SHOULD NOT BE INTERPRETED AS, AN EXPRESS OR IMPLIED APPROVAL OR ENDORSEMENT BY PROMUS, CHOICE, MARRIOTT, HOLIDAY INN FRANCHISING OR SHERATON (OR ANY OF THEIR AFFILIATES, SUBSIDIARIES OR DIVISIONS), OF THE COMPANY, THE PARTNERSHIP OR APPROVAL OF THE COMMON SHARES OFFERED HEREBY.

OPERATING PRACTICES

     The Company's management recognizes the need for aggressive, market-driven, creative management given the competition in the hospitality industry. Although the Lessee was formed in 1994, Affiliates of the Lessee have owned and managed hotel properties since 1986. Certain former employees of such Affiliates are now employed by the Lessee.

  The Lessee

     The Lessee utilizes sophisticated systems for marketing, ADR enhancement, expense management, physical facility maintenance, human resources, accounting and internal auditing. The general manager of each Hotel reports to his respective regional manager, who is an experienced hotel manager. Responsibility and authority are placed in the hands of the on-site general manager and operations manager with general supervision from the Lessee.

     In addition, the Lessee uses market-oriented sales management programs to coordinate, direct and manage the sales activities of personnel located at each Hotel, including Hotels managed by third-party operators. Weekly sales reports are generated by each salesperson through the daily input of data that identifies all sales related activities which have taken place during the day (e.g., appointments, sales calls, direct mailings and incoming calls) and the results of such actions (e.g., appointments made, literature sent and rooms reserved). Each salesperson also inputs any comments made by prospective or existing guests, the potential for new or continued business and the timing of the follow-up action required. Additionally, sales reports permit management of the Lessee to promptly evaluate a salesperson's productivity insofar as the quantity of sales calls, sales call results, and number of group bookings are concerned. These sales reports also allow management to compare the ongoing sales efforts at the applicable Hotel to the marketing and business plan established for each Hotel and to adapt the marketing and business plan accordingly.

     The Lessee operates 17 of the Current Hotels and will operate one of the Acquisition Hotels. Upon the closing of the Acquisition Hotels by the Partnership, Marriott will provide management services to the Lessee pursuant to the Marriott Management Agreements for all nine Acquisition Hotels that are Residence Inn hotels. TMH operates five of the Current Hotels. In addition to operating 18 of the Hotels following the closing of the Offering, the Lessee employs three regional managers who oversee sales and marketing efforts at the Hotels, including those managed by third-party operators.

EMPLOYEES

     The Company is self-advised and thus the Company has retained Mr. Fisher as an officer and employee in accordance with the terms of the Fisher Employment Agreement rather than retain an advisor. See "Management -- Fisher Employment Agreement; Exclusive Hotel Development and Agreement and Covenant Not to Compete." In April of 1995, the Company employed David Bulger as its Chief Financial Officer, Treasurer and Secretary. The Lessee employs approximately 900 people. The Lessee has advised the Company that its relationship with its employees is good.

ENVIRONMENTAL MATTERS

     Under various federal, state and local laws and regulations, an owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on such property. Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of hazardous or toxic substances. Furthermore, a person that arranges for the disposal or transports for disposal or treatment a hazardous substance at a property owned by another may be liable for the costs of removal or remediation of hazardous substances released into the environment at that property. The costs of remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to promptly remediate such substances, may adversely affect the owner's ability to sell such real estate or to borrow using such real estate as collateral. In connection with the ownership and operation of the Hotels, the Company or the Lessee, as the case may be, may be potentially liable for any such costs.

     Phase I environmental site assessments ("ESAs") were recently prepared for all of the Acquisition Hotels. The ESAs and any additional testing conducted in connection therewith are and were intended to identify potential environmental contamination for which the Hotels may be responsible. The ESAs included historical reviews of the Hotels, reviews of certain public records, preliminary investigations of the sites and surrounding properties, screening for the presence of hazardous substances, toxic substances and underground storage tanks, and the preparation and issuance of a written report. The ESAs generally did not include invasive procedures, such as soil sampling or ground water analysis.

     The ESAs and any additional testing conducted in connection therewith have not revealed any environmental liability or compliance concerns that the Company believes would have a material adverse effect on the Company's business, assets, results of operations or liquidity, nor is the Company aware of any such liability. Nevertheless, it is possible that these ESAs and any additional testing conducted in connection therewith do not reveal all environmental liabilities or that there are material environmental liabilities or compliance concerns of which the Company is unaware. Moreover, no assurances can be given that (i) future laws, ordinances or regulations will not impose any material environmental liability, or (ii) the current environmental condition of the Hotels will not be affected by the condition of the properties in the vicinity of the Hotels (such as the presence of leaking underground storage tanks) or by third parties unrelated to the Lessee or the Company.

     The Company believes that the Hotels are in compliance in all material respects with all federal, state and local laws, ordinances and regulations regarding hazardous or toxic substances and other environmental matters. Neither the Company nor, to the knowledge of the Company, the current owners of the Acquisition Hotels have been notified by any governmental authority of any material noncompliance, liability or claim relating to hazardous or toxic substances or other environmental matter in connection with any of its present or former properties.

COMPETITION

     The hotel industry, and the upscale extended-stay and mid-price segments of the lodging market, in which the Company operates, is highly competitive. Competitive factors within the industry include room rates, quality of accommodations, name recognition, service levels, reputation, reservation systems, convenience of location and the supply and availability of alternative lodging. The Hotels compete with other existing and new hotels in their geographic markets. The extended-stay and mid-price segments of the hotel industry have become more competitive recently, as several new competitors have entered the market. Many of the Company's competitors have substantially greater marketing and financial resources than the Company and the Lessee. Each of the Hotels is located in a developed area that includes other hotels, many of which are competitive with the Hotels in their locality. The number of competitive hotels in a particular area could have a material adverse effect on occupancy, ADR and REVPAR of the Hotels or at hotels acquired in the future. Further, there can be no assurance that new or existing competitors will not significantly reduce their rates or offer greater convenience, services or amenities or significantly expand or improve hotels in the market in which the Company competes or markets in which it will compete, thereby materially adversely affecting the Company's business and results of operations.

LEGAL PROCEEDINGS

     The Company is not currently involved in any material litigation nor, to the Company's knowledge, is any material litigation currently threatened against the Company or any of the Hotels. The Lessee has advised the Company that it is currently not involved in any material litigation. The current owners of the Acquisition Hotels have represented to the Company that there is no material litigation threatened against or affecting the Acquisition Hotels.

                                   MANAGEMENT

TRUSTEES AND EXECUTIVE OFFICERS

     The Board of Trustees consists of five members, three of whom are Independent Trustees. The Board of Trustees is divided into three classes. Mr. Fisher serves as the Company's President. David Bulger serves as the Company's Chief Financial Officer, Treasurer and Secretary.

     Certain information regarding those individuals who will serve as trustees and executive officers of the Company is set forth below.

                                                                                                   TERM
             NAME               AGE                     POSITION                       CLASS      EXPIRES
------------------------------  ---   --------------------------------------------  ------------  -------
Jeffrey H. Fisher.............  41    Chairman of the Board, Chief Executive        Class III       1997
                                      Officer and President
David Bulger..................  43    Chief Financial Officer, Treasurer and
                                      Secretary
Miles Berger..................  66    Independent Trustee                           Class II        1996
Jack P. DeBoer................  65    Proposed Trustee                              Class I         1998
C. Gerald Goldsmith...........  68    Independent Trustee                           Class II        1996
Bruce Zenkel..................  65    Independent Trustee                           Class I         1998

     Jeffrey H. Fisher has served as Chairman of the Board, Chief Executive Officer and President of the Company since its inception in 1994. Between 1986 and 1994 he served as President and Chief Operating Officer of JF Hotel Management, Inc., an Affiliate of the Lessee, which managed five of the Current Hotels prior to their acquisition by the Partnership. Mr. Fisher holds a B.S. in Business Administration from Syracuse University, a J.D. from Nova University, and an L.L.M. in Taxation from the University of Miami.

     David Bulger has served as Chief Financial Officer, Treasurer and Secretary of the Company since April 1995. He has approximately eight years of public accounting experience with Coopers & Lybrand L.L.P., approximately two years as a vice president of an NYSE-listed real estate and mortgage banking company, and approximately two years as a chief financial officer of a privately-held mortgage banking company. Mr. Bulger holds a B.A. in history from the State University of New York at Albany, a Masters of Education from Springfield College and a Masters in Accounting from the University of Texas at Austin.

     Miles Berger has been engaged in a wide range of real estate and banking activities since 1950. He currently serves as Vice Chairman of the Board of Heitman Financial Ltd., a real estate investment management firm with approximately $12.0 billion under management, with which Mr. Berger has been employed for more than five years. He is Chairman of the Board of Mid-Town Bank and Trust Company of Chicago and Vice Chairman of Columbia National Bank of Chicago. He has served on the boards of numerous real estate and banking organizations and philanthropic organizations.

     Jack P. DeBoer has served as Chairman of the Board, President and Chief Executive Officer of Candlewood since its inception. From October 1993 to September 1995, Mr. DeBoer was self-employed and was engaged in the development of the Candlewood extended-stay hotel concept. From 1988 to 1993, Mr. DeBoer co-founded and developed Summerfield Hotel Corporation, an upscale extended-stay hotel chain.

     C. Gerald Goldsmith has been an independent investor and financial advisor since 1976. He is currently a director of Palm Beach National Bank and Trust, U.S. Banknote, Nine West Group, Inc. and is Chairman of Property Corp. International, a private real estate investment company. He has served as a director of several banks and NYSE-listed companies. He holds an A.B. from the University of Michigan and an M.B.A. from Harvard Business School.

     Bruce Zenkel is a partner of Zenkel Schoenfeld, an investment banking firm he co-founded in 1990. From 1986 to 1990, he was director of merchant banking for McKinley Allsopp. He served as a director of Jonathan Logan, Inc. and Mr. Coffee, Inc. and currently serves on the boards of several philanthropic organizations. He holds a B.B.A. from the University of Michigan.

AUDIT COMMITTEE

     The Audit Committee consists of two Independent Trustees, Messrs. Berger and Zenkel. The Audit Committee makes recommendations concerning the engagement of independent public accountants, reviews with the independent public accountants the plans and results of the audit engagement, approves professional services provided by the independent public accountants, reviews the independence of the independent public accountants, considers the range of audit and non-audit fees and reviews the adequacy of the Company's internal accounting controls. The Audit Committee, with advice from the Company's attorneys and independent public accountants, establishes procedures to monitor compliance with the REIT provisions of the Code and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and such other laws and regulations applicable to the Company.

COMPENSATION COMMITTEE

     The Compensation Committee consists of two Independent Trustees, Messrs. Goldsmith and Zenkel. The Compensation Committee determines compensation for the Company's executive officers and administers the Company's 1994 Share Incentive Plan (the "1994 Plan").

EXECUTIVE COMPENSATION

     The table below sets forth the base compensation to be paid to the Company's executive officers during 1996. Each of the executive officers are also eligible to receive bonuses based on increases in the Company's Funds from Operations. See "-- Fisher Employment Agreement; Exclusive Hotel Development Agreement; and Covenant Not to Compete;" and "-- Bulger Employment Agreement."

                                                                                   BASE CASH
                               NAME OF INDIVIDUAL                                 COMPENSATION
--------------------------------------------------------------------------------  ------------
Jeffrey H. Fisher
  Chairman of the Board, Chief Executive Officer and President..................    $150,000
David Bulger
  Chief Financial Officer, Treasurer and Secretary..............................    $ 80,000

     In addition, the Company's executive officers are eligible to participate in the 1994 plan. In 1996, Mr. Fisher was awarded options to purchase 156,000 Common Shares of which 32,000 are currently exercisable at an exercise price of $9.75 per Common Share.

     In February 1996, Mr. Fisher's annual salary was increased to $150,000 pursuant to an amendment to the Fisher Employment Agreement (as defined below), and the Compensation Committee approved a bonus plan that ties Mr. Fisher's annual cash bonus to increases in the Company's FFO. See "-- Fisher Employment Agreement; Exclusive Hotel Development Agreement and Covenant Not to Compete." It is anticipated that future compensation of Mr. Fisher and Mr. Bulger and other employees of the Company will contain an incentive or bonus component designed to reward improved operating performance of the Company. The compensation paid to the officers and employees is and shall be commensurate with their position and determined with reference to compensation paid to similarly situated employees and officers of other REITs which the Compensation Committee deems comparable to the Company and such other factors as the Compensation Committee deems relevant.

COMPENSATION OF TRUSTEES

     Each non-employee Trustee is paid a fee of $5,000 per year, plus $1,000 for each Board meeting attended and $500 for each committee meeting attended. In addition, each Independent Trustee is awarded Common Shares and is granted options to purchase Common Shares pursuant to the Trustees' Share Incentive Plan, described below. See "The Trustees' Plan." In addition, the Company reimburses all Trustees for their out-of-pocket expenses incurred in connection with their service on the Board of Trustees. Mr. Fisher receives no compensation as a Trustee, other than reimbursement for his out-of-pocket expenses incurred in connection with his attendance at meetings of the Board of Trustees.

FISHER EMPLOYMENT AGREEMENT; EXCLUSIVE HOTEL DEVELOPMENT AGREEMENT AND COVENANT NOT TO COMPETE

     Mr. Fisher serves as President of the Company pursuant to a five-year employment agreement (the "Fisher Employment Agreement"). The Fisher Employment Agreement, which was entered into at the closing of the IPO and amended in February 1996, is for a term expiring September 30, 1999, and provides for annual base compensation of $150,000, subject to any increases in base compensation approved by the Compensation Committee. In addition, the Compensation Committee has approved a bonus plan under which Mr. Fisher will receive an annual cash bonus for years commencing with 1996 equal to 7.5% of the increase, if any, in the Company's FFO, which is defined as the net income
(loss) (computed in accordance with generally accepted accounting principles) excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization, and after adjustment for unconsolidated partnerships and joint ventures, over the previous year, up to a maximum annual cash bonus equal to his annual salary. The Fisher Employment Agreement provides for certain severance payments in the event of death or disability or upon termination by the Company without cause. The Company maintains a comprehensive medical plan for the benefit of Mr. Fisher, provides life insurance for Mr. Fisher and will provide other fringe benefits as established by the Compensation Committee from time to time.

     Pursuant to the Development Agreement, Mr. Fisher has agreed not to compete with the Company and to devote substantially all of his time to the business of the Company. In addition, the Development Agreement limits Mr. Fisher's ability to develop hotels in which the Partnership or the Company has not invested.

BULGER EMPLOYMENT AGREEMENT

     Effective April 10, 1995, Mr. Bulger entered an employment agreement with the Company (the "Bulger Employment Agreement") for a term of four years. Under the terms of the Bulger Employment Agreement, Mr. Bulger serves as Chief Financial Officer, Treasurer and Secretary of the Company. The Bulger Employment Agreement provides for annual base compensation of $80,000, subject to any increases approved by the President or the Company's Board of Trustees, and for annual bonuses based upon increases in the Company's FFO for the preceding year. The Bulger Employment Agreement provides for certain severance payments in the event of death or disability or upon termination by the Company without cause. The Company maintains a comprehensive medical plan for the benefit of Mr. Bulger and, pursuant to the terms of the Bulger Employment Agreement, Mr. Bulger is entitled to all rights, benefits and privileges to which other management level employees of the Company are entitled. Under the Bulger Employment Agreement, Mr. Bulger has agreed not to engage in a business activity, directly or indirectly, competitive with the business of the Company or Partnership and located within twenty five miles of any hotel owned directly or indirectly by the Company during his employment with the Company and for a period of two years from the effective date of the termination of his employment.

1994 SHARE INCENTIVE PLAN

     Administration. The Board of Trustees adopted the 1994 Plan to provide incentives to attract and retain executive officers and key employees. The 1994 Plan is administered by the Compensation Committee. The Compensation Committee may not, however, delegate its authority with respect to grants and awards to individuals subject to Section 16 of the Exchange Act. As used in this summary, the term "Administrator" means the Compensation Committee or its delegate, as appropriate. The Administrator generally has the authority, within limitations described in the 1994 Plan, (i) to establish rules and policies concerning the 1994 Plan, (ii) to determine the persons to whom share options, stock appreciation rights ("SARs") and awards of restricted Common Shares and performance shares may be granted, (iii) to fix the number of Common Shares to be covered by each award, and (iv) to set the terms and provisions of each award.

     Eligibility. Each employee of the Company, or an affiliate, including an employee who is a member of the Board, is eligible to participate in the 1994 Plan. The Administrator selects the individuals who will participate in the 1994 Plan ("1994 Participants") but no person may participate in the 1994 Plan while he is a member of the Compensation Committee. The Administrator may, from time to time, grant options, SARs, restricted share awards, or performance shares to 1994 Participants. No 1994 Participant may be granted, in any calendar year, options that cover more than 250,000 Common Shares or SARs that cover more than 250,000 Common Shares. Options granted with related SARs shall be treated as a single award for purposes of applying the limitation in the preceding sentence. No 1994 Participant may be issued, in any calendar year, more than 50,000 Common Shares pursuant to an award of restricted shares or performance shares with respect to more than 50,000 Common Shares.

     Options. Options granted under the 1994 Plan may be incentive stock options ("ISOs") or nonqualified stock options. An option entitles a 1994 Participant to purchase Common Shares from the Company at the option price. The option price may be paid in cash, with Common Shares, or with a combination of cash and Common Shares. The option price is fixed by the Administrator at the time the option is granted, but the price cannot be less than the shares' fair market value on the date of grant. The exercise price of an ISO granted to any 1994 Participant who is a Ten Percent Shareholder (as defined below) may not be less than 110% of the fair market value of the Common Shares on the date of grant. A 1994 Participant is a Ten Percent Shareholder if he owns, or is deemed to own, more than ten percent of the total combined voting power of all classes of shares of beneficial interest of the Company or a related entity. A 1994 Participant is deemed to own any voting shares of beneficial ownership owned (directly or indirectly) by the 1994 Participant's spouse, brothers, sisters, ancestors and lineal descendants. A 1994 Participant and such persons are also considered to own proportionately any voting shares of beneficial interest owned (directly or indirectly) by or for a corporation, partnership, estate or trust of which the 1994 Participant or any such person is a shareholder, partner or beneficiary. An ISO must expire within ten years from the date of grant except that the term of ISO that is granted to a Ten Percent Shareholder may not be longer than five years. Moreover, no 1994 Participant may be granted ISO's or related SARs (under all incentive stock option plans of the Company and its Affiliates) which are first exercisable in any calendar year for shares having an aggregate fair market value (determined as of the date of the ISO was granted) that exceeds $100,000.

     SARs. SARs entitle the 1994 Participant to receive a payment based on a formula determined by the Administrator and set forth in an agreement with the 1994 Participant. In the absence of such a determination, the 1994 Participant is entitled to receive the excess of the fair market value of a Common Share on the date of exercise over the initial value of the SAR. The initial value of a SAR that is granted independently of an option is the fair market value of a Common Share on the date of grant. The amount payable upon the exercise of an SAR may be paid in cash, Common Shares, or a combination of the two.

     Restricted Share Awards. 1994 Participants also may be awarded Common Shares pursuant to a restricted share award. A 1994 Participant's rights in a restricted share award are nontransferable or forfeitable or both unless certain conditions prescribed by the Administrator, in its discretion, are satisfied. These conditions may include, for example, a requirement that the 1994 Participant continue employment with the Company for a specified period or that the Company or the 1994 Participant achieve stated, performance-related objectives such as earnings per share, fair market value and return on assets. In cases where these conditions are performance-related, Common Shares subject to a restricted share award do not vest sooner than one year after the date of such award. In all other cases, vesting does not occur sooner than three years after the award date.

     Performance Share Awards. The 1994 Plan also provides for the award of performance shares. A performance share award entitles the 1994 Participant to receive a payment equal to the fair market value of a specified number of Common Shares if certain standards are met. The Administrator prescribes the requirements that must be satisfied before a performance share award is earned. Those standards may be based on the fair market value of the Common Shares, return on assets or earnings per share objectives. To the extent that performance shares are earned, the obligation may be settled in cash, in Common Shares, or by a combination of the two. No performance shares shall be earned sooner than one year after the date the performance shares are awarded.

     Share Authorization. A maximum of 800,000 Common Shares may be issued under the 1994 Plan. The maximum aggregate number of Common Shares that may be issued under the 1994 Plan pursuant to an award of restricted shares and in full or partial settlement of an award of performance shares is 100,000 Common

Shares. These share limitations and the terms of outstanding awards shall be adjusted, as the Compensation Committee deems appropriate, in the event of a share dividend, share split, combination, reclassification, recapitalization or other similar event.

     Termination and Amendment. No option or SAR may be granted and no restricted shares or performance shares may be awarded under the 1994 Plan more than ten years after the date that the 1994 Plan was adopted by the Board. The Board may amend or terminate the 1994 Plan at any time, but an amendment will not become effective without shareholder approval if the amendment changes the eligibility requirements or increased the benefits that may be provided under the 1994 Plan.

     Awards. All awards made under the 1994 Plan are evidenced by written agreements between the Company and the 1994 Plan Participant. In connection with the IPO, the Compensation Committee approved the grant of an ISO covering 110,000 Common Shares and a nonqualified option covering 140,000 Common Shares to Jeffrey H. Fisher. The ISO became exercisable for 10,000 shares on the date of the IPO and the first anniversary of the IPO, and it will become exercisable for 10,000 shares on the anniversary of the IPO in each of 1996 -- 2003 and on January 1, 2004. The nonqualified option became exercisable for 28,000 shares on the date of the IPO and the first anniversary of the IPO, and it will become exercisable for 28,000 shares on the anniversary of the IPO in each of 1996 through 1998. Both the ISO and the nonqualified option are exercisable for ten years from the date of grant at a price of $10.00 per share. In February 1996 the Compensation Committee approved the grant of a nonqualified option covering 156,000 shares to Mr. Fisher. The option is exercisable for 32,000 Common Shares on the anniversary of the IPO in each of 1996 through 1998, and for 60,000 shares on the anniversary of the IPO in 1999. The nonqualified option is exercisable for ten years from the date of grant at a price of $9.75 per share.

     The Compensation Committee awarded a grant of an ISO covering 20,000 Common Shares to Mr. Bulger in 1995. The ISO became exercisable annually with respect to 5,000 Common Shares beginning on April 28, 1995 at an exercise price of $8.875 per share, the fair market value on the date of the grant.

     Federal Income Taxes. No income is recognized by a 1994 Participant at the time an option is granted. If the option is an ISO, no income will be recognized upon the 1994 Participant's exercise of the option. Income is recognized by a 1994 Participant when he disposes of shares acquired under an ISO. The exercise of a nonqualified share option generally is a taxable event that requires the 1994 Participant to recognize, as ordinary income, the difference between the shares' fair market value and the option price.

     No income is recognized upon the grant of an SAR. The exercise of an SAR generally is a taxable event. A 1994 Participant generally must recognize income equal to any cash that is paid and the fair market value of Common Shares that are received in settlement of an SAR.

     A 1994 Participant will recognize income on account of a restricted share award on the first day that the shares are either transferable or not subject to a substantial risk of forfeiture. The amount of income recognized by the 1994 Participant is equal to the fair market value of the Common Shares received on that date.

     A 1994 Participant will recognize income on account of the settlement of a performance share award. A 1994 Participant will recognize income equal to any cash that is paid and the fair market value of Common Shares (on the date that the shares are first transferable or not subject to a substantial risk of forfeiture) that is received in settlement of the award.

     The employer (either the Company or its affiliate) will be entitled to claim a federal income tax deduction on account of the exercise of a nonqualified option of an SAR, the vesting of a restricted share award and the settlement of a performance share award. The amount of the deduction is equal to the ordinary income recognized by the 1994 Participant. The employer will not be entitled to a federal income tax deduction on account of the grant or the exercise of an ISO. The employer may claim a federal income tax deduction on account of certain dispositions of Common Shares acquired upon the exercise of an ISO.

     Shareholder Approval. The number of Common Shares which may be issued under the 1994 Plan was increased from 500,000 Common Shares to 800,000 Common Shares by vote of the shareholders at the 1996 annual meeting of shareholders.

THE TRUSTEES' PLAN

     The Board of Trustees has also adopted the Trustees' Share Incentive Plan (the "Trustees' Plan") to provide incentives to attract and retain Independent Trustees.

     Eligibility. The Trustees' Plan provides for the award of Common Shares and the grant of options to purchase Common Shares to each eligible Trustee of the Company. No Trustee who is an employee of the Company or an Affiliate is eligible to participate in the Trustees' Plan.

     Options. The Trustees' Plan provides that each eligible Trustee who was a member of the Board on September 30, 1994 (the "First Award Date") was granted an option covering 5,000 Common Shares (each such Trustee, a "Founding Trustee") at an exercise price of $10.00. Options have been and will be granted to other Trustees at the first Board meeting following the annual meeting of the Company's shareholders at which they are first elected (the date of each such Board meeting, an "Award Date") and will cover a number of Common Shares determined in accordance with the following sentence. If an option is granted
(a) on the Award Date in 1995, such option covered 4,000 Common Shares; (b) on the Award Date in 1996, such option covered 3,000 Common Shares; (c) on the Award Date in 1997, such option shall cover 2,000 Common Shares; and (d) on the Award Date in 1998, such option shall cover 1,000 Common Shares. The price per Common Share purchased on the exercise of an option is the fair market value of a Common Share on the date the option is granted. The exercise price may be paid in cash, a cash equivalent acceptable to the Committee, Common Shares or a combination thereof. Options issued under the Trustees' Plan are exercisable for 10 years from the date of grant. The share authorization, the terms of outstanding options and the number of shares for which options will thereafter be awarded shall be subject to adjustment in the event of a share dividend, share split, combination, reclassification, recapitalization or other similar event.

     Exercise of Options. An option granted under the Trustees' Plan becomes exercisable for 1,000 Common Shares on the first Award Date after the date on which the option is granted, provided that the Trustee is then a member of the Board, and for an additional 1,000 Common Shares subject to the option on each successive Award Date on which the Trustee is a member of the Board. To the extent that an option has become exercisable in accordance with the preceding sentence, it may be exercised whether or not the Trustee is a member of the Board on the date or dates of exercise. An option may be exercised with respect to any number of whole shares less than the full number for which the option could be exercised.

     Shareholder Rights. A Trustee will have no rights as a shareholder with respect to Common Shares subject to his or her option until the option is exercised. A Trustee will have the right to vote all Common Shares awarded to him under the Trustees' Plan and will receive all dividends paid with respect to the shares, notwithstanding that a portion of the shares has not vested. Upon a Trustee's ceasing to be a member of the Board, these rights will immediately terminate with respect to any Common Shares not then vested.

     Share Awards. Under the Trustees' Plan, each eligible Founding Trustee who was a member of the Board on the First Award Date was awarded 7,500 Common Shares on that date. Each eligible Trustee who is not a Founding Trustee or a Reelected Trustee, as defined below, (a "Non-Founding Trustee") will receive, on the first Award Date on which he is a member of the Board, a number of whole Common Shares having a fair market value that as nearly as possible equals, but does not exceed, $75,000. Any eligible Trustee who, during the term of the Trustees' Plan, ceases to be a member of the Board but is subsequently reelected to the Board (a "Reelected Trustee") will receive, on the first Award Date after he is reelected to the Board, a number of Common Shares having a fair market value on that date that as nearly as possible equals, but does not exceed, the difference of (i) $75,000, minus (ii) the fair market value of any Common Shares previously awarded to him under the Trustees' Plan that had vested prior to his reelection. For purposes of the preceding sentence, the fair market value of the previously awarded stock is determined as of the date such stock was awarded.

     Vesting of Awards. A Trustee will be immediately and fully vested in 20% of the Common Shares awarded to him under the Trustees' Plan. On the first Award Date following the date on which a Trustee is awarded Common Shares, and on each subsequent Award Date, an additional 20% of the shares issued to that Trustee will become vested; provided, however, that if such subsequent Award Date falls in 1994, no additional shares that were awarded as of the First Award Date shall become vested on that date. Notwithstanding the foregoing, a Trustee is not a member of the Board on any Award Date on which a portion of his shares otherwise would become vested, no shares will vest on that date, and the Trustee will have no further right in any Common Shares issued to him under the Trustees' Plan that are not then vested.

     Amendment and Termination. The Trustees' Plan provides that the Board may amend or terminate the Plan, but the Plan may not be amended more than once every six months other than to comport with changes in the Internal Revenue Code, the Employee Retirement Income Security Act of 1974, or the rules thereunder. An amendment will not become effective without shareholder approval if the amendment changes the eligibility requirements or increases the benefits that may be provided under the Trustees' Plan. No options for Common Shares may be granted and no Common Shares will be awarded under the Trustees' Plan after the Award Date in 1998.

                                   THE LESSEE

GENERAL

     The Lessee leases the Current Hotels and will lease the Acquisition Hotels pursuant to the Percentage Leases. It is anticipated that the Lessee will lease additional hotels acquired by the Company pursuant to similar percentage leases. The Lessee employs approximately 900 people. The Company believes that the quality of the on-site hotel operators is important to the future growth in Percentage Lease revenue from the Hotels. Upon the closing of the Offering, the Lessee will lease all of the Hotels pursuant to the Percentage Leases and will operate 18 of the Hotels. Marriott will operate the nine Residence Inn Acquisition Hotels pursuant to the Marriott Management Agreements. The Company also expects that certain additional Residence Inn hotels that may be acquired from Marriott in the future will be managed by Marriott, although no assurances can be given in this regard. Marriott is the largest operator of extended-stay hotels in the U.S., with 108 Residence Inn extended-stay hotels under management as of August 9, 1996. The Company believes that Marriott's management of the Company-owned Hotels will enable the Company to realize the benefits of Marriott's resources and broad-based hotel operations experience in order to enhance its ability to grow. TMH Hotels, Inc. ("TMH") operates five of the Current Hotels. See "Business and Properties -- The Percentage Leases." The Lessee is owned by Mr. Fisher, and Mr. Shaw, a Director and President of the Lessee. Under the Percentage Leases, the Lessee generally is required to perform all operational and management functions necessary to operate the Hotels. Such functions include accounting, periodic reporting, ordering supplies, advertising and marketing, maid service, laundry and maintenance. In addition to operating 18 of the Hotels following the closing of the Offering, the Lessee employs three regional managers who will oversee the operation of all the Hotels, including those managed by third-party operators. The regional managers will assist hotel general managers and sales directors in developing and implementing sales and marketing efforts. The Lessee is entitled to all gross revenue from the Hotels after payment of Rent under the Percentage Leases and other operating expenses, including any management fees payable to any third-party managers. The Lessee is not required to devote all of its time and efforts to the Hotels. Mr. Fisher is the majority shareholder and a director of the Lessee.

     The Company must rely on the Lessee to generate sufficient cash flow from the operation of the Hotels to enable the Lessee to pay the higher tier Percentage Rent necessary for the Company to fund the distributions to holders of the Common Shares. The obligations of the Lessee under the Percentage Leases are unsecured. Other than working capital sufficient to operate the Hotels, the Lessee has only nominal assets in addition to its rights and benefits under the Percentage Leases.

MANAGEMENT TEAM

     Certain information with respect to key personnel of the Lessee is set forth below.

     Frederic M. Shaw (age 45) has been the President of the Lessee since its formation in 1994. Since 1993 he has served as Vice President and Chief Financial Officer of JF Hotel Management, Inc., an Affiliate of the Lessee. He served as Controller of JF Hotel Management, Inc. from 1988 to 1993. Mr. Shaw is also an owner of JF Atlanta. He holds a B.B.A. in public accounting from Pace University and is a certified public accountant licensed in New York and Florida.

     John Langley (age 34) is the Director of Operations of the Lessee. Mr. Langley has been employed since 1992 by JF Hotel Management, Inc., first as a general manager, then as a regional manager of the northeast region and most recently as Director of Operations. Mr. Langley has over 10 years of experience in the hospitality industry. Prior to his association with JF Hotel Management, Inc., Mr. Langley served as a general manager of several hotels for Prime Motor Inns. He holds a B.A. from Villanova University.

     Philip M. Cohen (age 40) is the Director of Human Resources of the Lessee. Mr. Cohen has been employed by the Lessee since March of 1995. During the past eight years he was the Director of Personnel for a publicly owned, retail/service chain. Mr. Cohen was also an Human Resource Manager for a franchised restaurant group. He has more than 15 years of human resource management experience. Mr. Cohen has a B.A. in Business Administration from Virginia Tech and an M.B.A. from Nova University with a specialty in Human Resource Management.

     Roger Pollak (age 35) is the Controller of the Lessee. He has been employed by the Lessee since March of 1995. Mr. Pollak has over 11 years of accounting experience. Prior to joining the Lessee he was the Controller at GES International Inc., a wholesale distributor of consumer electronics in Ft. Lauderdale, Florida. Mr. Pollak holds a B.S. in Accounting from the University of Florida.

     Angelo L. Celmo (age 42) is the regional manager for eight of the Hotels and has worked for the Lessee since October 1995. Prior to joining the Lessee, Mr. Celmo was a general manager of Residence Inn hotels for eight years. During that time he received three Silver Hotel Awards, one Gold Hotel Award and was named the Residence Inn hotels general manager of the year in 1993. In 1994, he was one of eight general managers selected by Marriott to create a Quality Service Delivery Program.

     Tim Walker (age 36) is the regional manager for eight of the Hotels and has worked for the Lessee since October 1995. Prior to joining the Lessee, Mr. Walker was a general manager for two hotels operated by IMPAC Hotel Group. Mr. Walker has more than 10 years experience in the hospitality industry and has a degree in hotel management from Normandale Community College.

     Walter Lowenburg (age 30) is the regional manager for seven of the Hotels and has worked for the Lessee since November 1993. Prior to joining the Lessee, Mr. Lowenburg was employed by Promus for 10 years where he held numerous positions including quality assurance manager, operations manager and hotel management system manager.

     Randy Webb (age 37) is the Director of Marketing of the Lessee. He has been employed by the Lessee since January 1996. Mr. Webb has been employed in various capacities with Marriott, including General Manager and Manager of Field Sales.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth information, as of September 30, 1996, regarding (i) each person known to the Company to be the beneficial owner of more than 5% of its Common Shares, (ii) each Trustee, (iii) each executive officer and (iv) all Trustees and executive officers as a group. Unless otherwise indicated, such shares are owned directly and the indicated person has sole voting and investment power.

                                                                                  PERCENT OF CLASS(1)
                                                       AMOUNT AND NATURE         ---------------------
                                                         OF BENEFICIAL            BEFORE       AFTER
                  BENEFICIAL OWNER                         OWNERSHIP             OFFERING     OFFERING
-----------------------------------------------------  -----------------         --------     --------
FMR Corp.(2).........................................      1,403,200               13.0%         6.7%
  82 Devonshire Street
  Boston, Massachusetts 02109-3614
T. Rowe Price Associates, Inc.(3)....................        622,000                5.7%         3.0%
  100 East Pratt Street
  Baltimore, Maryland 21202
Jack P. DeBoer.......................................      2,604,896(4)              --         11.1%
  9342 East Central
  Wichita, Kansas 67206
Jeffrey H. Fisher....................................        623,635(5)            4.62%         2.9%
David Bulger.........................................         10,000(6)               *            *
Miles Berger.........................................          9,500(7)               *            *
C. Gerald Goldsmith..................................          9,500(7)               *            *
Bruce Zenkel.........................................         19,500(7)               *            *
All Trustees and executive officers as a group (8          3,277,031(4)(5)(6)(7)    5.9%        13.7%
  persons)...........................................

---------------

  * Represents less than 1% of the outstanding Common Shares.
(1) For each named person, assumes that all Units held by the named beneficial owner are redeemed for Common Shares and that the named beneficial owner exercised all options held by it which are currently exercisable or which become exercisable on or before December 1, 1996. The total number of Common Shares used in calculating the percent of class owned by each named person assumes that none of the Units held by other persons are redeemed for Common Shares and that none of the options held by other persons are exercised. Outstanding Units generally are redeemable by the limited partners (in some cases after a specified holding period which has not yet expired) on a one-for-one basis for Common Shares or, if the redeeming limited partner would then be deemed to own in excess of 9.8% of the outstanding Common Shares or otherwise at the election of the Company, cash in an equivalent value (the "Redemption Rights").
(2) Based on information contained in a Schedule 13G dated November 8, 1995, and jointly filed by FMR Corp., Edward C. Johnson 3d, Fidelity Management & Research Company and Fidelity Real Estate Investment Portfolio with the SEC with respect to shares owned by various mutual funds and accounts advised by the filers or their affiliates.
(3) Based on information contained in a Schedule 13G dated February 14, 1996, and jointly filed by T. Rowe Price Associates, Inc. and T. Rowe Price Small Cap Value Fund, Inc. with the SEC.
(4) Includes approximately 2,598,000 Common Shares issuable to Mr. DeBoer upon the exercise of Redemption Rights pursuant to Preferred Units to be issued to Mr. DeBoer as a portion of the purchase price of the DeBoer Hotels. Mr. DeBoer is a Proposed Trustee and prior to the Offering he did not own any Common Shares. Also includes 6,896 restricted Common Shares issued to Mr. DeBoer under the Trustees' Plan, 1,348 of which vested immediately upon grant.
(5) Includes 80,050 Common Shares owned by JF Hotel, Inc., in which Mr. Fisher owns 80% of the capital stock. Mr. Fisher disclaims beneficial ownership of 16,010 of the Common Shares owned by JF Hotel, Inc. Also includes Common Shares issuable to Mr. Fisher and his affiliates upon exercise of Redemption Rights. Mr. Fisher owns 348,289 Units directly. Affiliates of Mr. Fisher own 65,306 Units. Also includes 146,000 Common Shares issuable to Mr. Fisher upon the exercise of options granted to Mr. Fisher under the 1994 Plan. Does not include 260,000 Common Shares issuable to Mr. Fisher upon the exercise of additional options granted to Mr. Fisher under the 1994 Plan, 210,000 of which vest at the rate of 70,000 shares in September of each of 1997, 1998 and 1999, and 50,000 of which vest at the rate of 10,000 shares per year in September of each the years between 2000 through 2003 and on January 1, 2004.
(6) Includes 10,000 Common Shares issuable to Mr. Bulger upon the exercise of options granted to Mr. Bulger under the 1994 Plan. Does not include 10,000 Common Shares issuable to Mr. Bulger upon the exercise of additional options granted to Mr. Bulger under the 1994 Plan, which vest at the rate of 5,000 shares per year in each of 1997 and 1998.
(7) Includes 7,500 restricted Common Shares issued to each non-employee Trustee under the Trustees' Plan. 1,500 Common Shares vested with each non-employee trustee in each of 1994 and 1995 and the remainder will vest at the rate of 1,500 shares in each of 1996-1998. Each non-employee Trustee will be entitled to vote and receive dividends paid on such Common Shares prior to vesting. Also includes 2,000 Common Shares issuable to each non-employee Trustee upon the exercise of options granted under the Trustees' Plan, 1,000 of which vested in April 1995 and 1,000 of which vested in May 1996. Does not include 3,000 Common Shares issuable to each non-employee Trustee upon the exercise of options granted to each non-employee Trustee under the Trustees' Plan, which vest at the rate of 1,000 Common Shares on the date of the date of the first board meeting following the shareholders' meetings in each the years between 1997 through 1999. Any Common Shares or options described above which have not vested when a Trustee ceases to be a Trustee will be forfeited.

                        SHARES AVAILABLE FOR FUTURE SALE

     Upon the closing of the Offering, the Company will have outstanding (or reserved for issuance upon redemption of Units and Preferred Units) 25,813,743 Common Shares. The Common Shares issued in the Offering will be freely tradeable by persons other than "Affiliates" of the Company without restriction under the Securities Act of 1933, as amended (the "Securities Act"), subject to certain limitations on ownership set forth in the Declaration of Trust.

     Pursuant to the Partnership Agreement and the Redemption Agreements, the Limited Partners (other than the Company) have Redemption Rights, which enable them to cause the Company to redeem their Units and Preferred Units in exchange for cash (or, at the election of the Company, Common Shares on a one-for-one basis). The Redemption Rights may be exercised with respect to the Units issued to TMH in connection with the Partnership's acquisition of the Residence Inn-Windsor hotel from TMH Windsor Limited Partnership (such Units, the "Windsor Units") at any time after October 6, 1997. Pursuant to the Redemption Agreement with the DeBoer Group, the Preferred Units issuable in connection with the Company's acquisition of the DeBoer Hotels are redeemable at any time after the second anniversary of the closing of the acquisition of the DeBoer Hotels; provided, that the number of Preferred Units (or Units issuable upon exercise of the Preferred Conversion Right) redeemed by the DeBoer Group in any fiscal quarter may not exceed 2.5% of the then outstanding Units. Pursuant to the Redemption Agreement with Marriott, the Marriott Units issuable in connection with the Company's acquisition of the Residence Inn-Portland, Maine hotel and the Release Units issuable in connection with the Company's acquisition of the DeBoer Hotels are redeemable at any time after the first anniversary of the issuance of such Units.

     Common Shares issued to holders of Units upon exercise of the Redemption Rights will be "restricted" securities under the meaning of Rule 144 promulgated under the Securities Act ("Rule 144") and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including exemptions contained in Rule 144. As described below, the Company has granted certain holders registration rights with respect to their Common Shares.

     In general, under Rule 144 as currently in effect, if two years have elapsed since the later of the date of acquisition of restricted shares from the Company or any "Affiliate" of the Company, as that term is defined under the Securities Act, the acquiror or subsequent holder thereof is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding Common Shares or the average weekly trading volume of the Common Shares during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 also are subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. If three years have elapsed since the date of acquisition of restricted shares from the Company or from any Affiliate of the Company, and the acquiror or subsequent holder thereof is deemed not to have been an Affiliate of the Company at any time during the three months preceding a sale, such person would be entitled to sell such shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

     The Company has filed a registration statement with the Commission for the purpose of registering the sale of shares of 658,717 Common Shares issuable upon redemption of Units issued in connection with the IPO (the "Original Units"). The Company has agreed to file, as soon as practicable after October 6, 1997, a registration statement with the Commission for the purpose of registering the sale of approximately 91,991 Common Shares issuable upon redemption of the Windsor Units. The Company has agreed to file, as soon as practicable after the second anniversary of the closing of the acquisition of the DeBoer Hotels, a registration statement with the Commission for the purpose of registering the sale of approximately 4,112,727 Common Shares issuable upon redemption of the Preferred Units. The Company has agreed to file, as soon as practicable after the first anniversary of the closing of the Residence Inn-Portland, Maine hotel a registration statement with the Commission for the purpose of registering the sale of approximately 124,966 Common Shares (based upon the redemption of the Marriott Units and the Release Units at the Offering Price) issuable upon redemption of the Marriott Units and the Release Units. The Company will use its best efforts to have the registration statements declared effective and to keep them effective for a period of two years. Upon effectiveness of such registration statements, those persons who receive Common Shares upon redemption of the applicable Units may sell such shares in the secondary market without being subject to the volume limitations or other requirements of Rule 144. The Company will bear expenses incident to its registration requirements, except that such expenses shall not include any underwriting discounts or commissions, Securities and Exchange Commission or state securities registration fees, transfer taxes or certain other fees or taxes relating to such shares. Registration rights may be granted to future sellers of hotels to the Company who elect to receive, in lieu of cash, Common Shares, Units, or securities convertible into Common Shares.

     No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of Common Shares, or the perception that such sales could occur, may affect adversely prevailing market prices of the Common Shares. See "Risk Factors -- Adverse Effect of Shares Available for Future Issuance and Sale on Market Price of Common Shares" and "Partnership Agreement -- Transferability of Interests."

     For a description of certain restrictions on transfers of Common Shares held by certain shareholders of the Company, see "Underwriting."

                             PARTNERSHIP AGREEMENT

     The following summary of the Partnership Agreement, and the descriptions of certain provisions thereof set forth elsewhere in this Prospectus, is qualified in its entirety by reference to the Partnership Agreement, which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

MANAGEMENT

     The Partnership has been organized as a Virginia limited partnership pursuant to the terms of the Partnership Agreement. Pursuant to the Partnership Agreement, Innkeepers Financial Corporation, as the sole general partner of the Partnership (in such capacity, the "General Partner"), has full, exclusive and complete responsibility and discretion in the management and control of the Partnership, and the Limited Partners have no authority in their capacity as Limited Partners to transact business for, or participate in the management activities or decisions of, the Partnership except as required by applicable law. However, any amendment to the Partnership Agreement that would affect the Redemption Rights would require the consent of Limited Partners (other than the General Partner) holding more than two-thirds of the Units held by such partners. Any amendment to the Partnership Agreement that would (i) affect the liquidation preference or preferred distributions with respect to the Preferred Units or (ii) affect the Preferred Conversion Right would

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

require the consent of the Limited Partners holding more than two-thirds of the Preferred Units held by such partners. Any amendment that would (i) adversely affect the Limited Partners' rights to receive cash distributions, (ii) alter the Partnership's allocations of income or loss, or (iii) impose on the Limited Partners any obligations to make additional contributions to the capital of the Partnership, would require the consent of Limited Partners (other than the General Partner) holding more than two-thirds of the Units held by each such class of Limited Partners adversely affected by such amendment.

TRANSFERABILITY OF INTERESTS

     The General Partner may not voluntarily withdraw from the Partnership or transfer or assign its interest in the Partnership unless the transaction in which such withdrawal or transfer occurs results in the Limited Partners receiving property in an amount equal to the amount they would have received had they exercised their Redemption Rights immediately prior to such transaction, or unless the successor to the General Partner contributes substantially all of its assets to the Partnership in return for an interest in the Partnership. With certain limited exceptions, the Limited Partners may not transfer their interests in the Partnership, in whole or in part, without the written consent of the General Partner, which consent the General Partner may withhold in its sole discretion. The General Partner may not consent to any transfer that would cause the Partnership to be treated as a corporation for federal income tax purposes.

CAPITAL CONTRIBUTION

     The Company will contribute to the General Partner, and the General Partner will contribute to the Partnership, substantially all of the net proceeds of the Offering in exchange for the issuance to the General Partner of 10,000,000 Units to be held by the General Partner. Although the Partnership will receive the net proceeds of the Offering, the General Partner will be deemed to have made a capital contribution to the Partnership in the amount of the gross proceeds of the Offering and the Partnership will be deemed simultaneously to have paid the underwriter's discount and other expenses paid or incurred in connection with the Offering. The Partnership Agreement provides that if the Partnership requires additional funds at any time or from time to time in excess of funds available to the Partnership from borrowing or capital contributions, the General Partner or the Company may borrow such funds from a financial institution or other lender and lend such funds to the Partnership on the same terms and conditions as are applicable to the General Partner's or the Company's, as applicable, borrowing of such funds. Moreover, the General Partner is authorized to cause the Partnership to issue partnership interests for less than fair market value if the Company (i) has concluded in good faith that such issuance is in the best interests of the Company and the Partnership and (ii) the General Partner makes a capital contribution in an amount equal to the proceeds of such issuance. Under the Partnership Agreement, the General Partner generally is obligated to contribute the proceeds of a share offering by the Company as additional capital to the Partnership. Upon such contribution, the General Partner will receive additional Units and the General Partner's percentage interest in the Partnership will be increased on a proportionate basis based upon the amount of such additional capital contributions. Conversely, the percentage interests of the Limited Partners will be decreased on a proportionate basis in the event of additional capital contributions by the General Partner. In addition, if the General Partner contributes additional capital to the Partnership, the General Partner will revalue the property of the Partnership to its fair market value (as determined by the General Partner) and the capital accounts of the partners will be adjusted to reflect the manner in which the unrealized gain or loss inherent in such property (that has not been reflected in the capital accounts previously) would be allocated among the partners under the terms of the Partnership Agreement if there were a taxable disposition of such property for such fair market value on the date of the revaluation.

REDEMPTION RIGHTS

     Pursuant to the Partnership Agreement and the Redemption Agreements, the Limited Partners have Redemption Rights, which will enable them to cause the Partnership to redeem their interests in the Partnership in exchange for cash or, at the election of the General Partner, Common Shares on a one-for-one basis, provided, that the Marriott Units are redeemable for a per Unit price equal to the greater of the Offering Price or the market price of the Common Shares on the redemption date, payable in cash or, at the option of

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

the Company, Common Shares with an equivalent value. The redemption price will be paid in cash in the event that the issuance of Common Shares to the redeeming Limited Partner would (i) result in any person owning, directly or indirectly, Common Shares in excess of the Ownership Limitation, (ii) result in shares of beneficial interest of the Company being owned by fewer than 100 persons (determined without reference to any rules of attribution), (iii) result in the Company being "closely held" within the meaning of Section 856(h) of the Code,
(iv) cause the Company to own, actually or constructively, 10% or more of the ownership interests in a tenant of the Company's or the Partnership's real property, within the meaning of Section 856(d)(2)(B) of the Code, or (v) cause the acquisition of Common Shares by such redeeming Limited Partner to be "integrated" with any other distribution of shares of Common Stock for purposes of complying with the Securities Act. The Redemption Rights may be exercised by the Limited Partners (i) with respect to the Original Units at any time after September 30, 1995, (ii) with respect to the Windsor Units, after October 6, 1997, (iii) with respect to the Preferred Units, after the second anniversary of the closing of the DeBoer Hotels, and (iv) with respect to the Marriott Units and the Release Units after the first anniversary of the closing of the Residence Inn-Portland, Maine hotel provided that not more than two redemptions may occur during each calendar year and each Limited Partner may not exercise the Redemption Right for less than 1,000 Units or, if such Limited Partner holds less than 1,000 Units, all of the Units held by such Limited Partner; and provided further, that the number of Preferred Units (or Units issuable upon exercise of the Preferred Conversion Right) redeemed by the DeBoer Group in any fiscal quarter may not exceed 2.5% of the then outstanding Units. After the closing of the Acquisition Hotels, the aggregate number of shares issuable upon exercise of the Redemption Rights will be approximately 4,984,590. The number of Common Shares issuable upon exercise of the Redemption Rights will be adjusted upon the occurrence of share splits, mergers, consolidations or similar pro rata share transactions, which otherwise would have the effect of diluting the ownership interests of the Limited Partners or the shareholders of the Company.

REGISTRATION RIGHTS

     For a description of certain registration rights held by the Limited Partners, see "Shares Available for Future Sale."

OPERATIONS

     The Partnership Agreement requires that the Partnership be operated in a manner that will enable the Company to satisfy the requirements for being classified as a REIT, to avoid any federal income or excise tax liability imposed by the Code, and to ensure that the Partnership will not be classified as a "publicly traded partnership" for purposes of section 7704 of the Code.

     In addition to the administrative and operating costs and expenses incurred by the Partnership, the Partnership will pay all administrative costs and expenses of the Company and the General Partner (collectively, the "Company Expenses") and the Company Expenses will be treated as expenses of the Partnership. The Company Expenses generally will include (i) all expenses relating to the continuity of existence of the Company and the General Partner,
(ii) all expenses relating to the public offering and registration of securities by the Company, (iii) all expenses associated with the preparation and filing of any periodic reports by the Company under federal, state or local laws or regulations, (iv) all expenses associated with compliance by the Company and the General Partner with laws, rules and regulations promulgated by any regulatory body, and (v) all other operating or administrative costs of the General Partner incurred in the ordinary course of its business on behalf of the Partnership. The Company Expenses, however, will not include any administrative and operating costs and expenses incurred by the Company that are attributable to hotel properties or partnership interests in the Subsidiary Partnerships owned by the Company directly. The Company currently does not have any such properties.

DISTRIBUTIONS

     The Partnership Agreement provides that the Partnership shall distribute cash from operations (including net sale or refinancing proceeds, but excluding net proceeds from the sale of the Partnership's property in

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

connection with the liquidation of the Partnership) on a quarterly (or, at the election of the General Partner, more frequent) basis, in amounts determined by the General Partner in its sole discretion, to the partners in accordance with the provisions of the Partnership Agreement. Upon liquidation of the Partnership, after payment of, or adequate provision for, debts and obligations of the Partnership, including any partner loans, any remaining assets of the Partnership will be distributed to all partners with positive capital accounts in accordance with the provisions of the Partnership Agreement. If the Company has a negative balance in its capital account following a liquidation of the Partnership, it will be obligated to contribute cash to the Partnership equal to the negative balance in its capital account.

ALLOCATIONS

     Income, gain and loss of the Partnership for each fiscal year is allocated among the partners in accordance with the provisions of the Partnership Agreement, subject to compliance with the provisions of Code sections 704(b) and 704(c) and Treasury Regulations promulgated thereunder.

TERM

     The Partnership shall continue until December 31, 2050, or until sooner dissolved upon (i) the bankruptcy, dissolution or withdrawal of the General Partner (unless the Limited Partners elect to continue the Partnership), (ii) the sale or other disposition of all or substantially all the assets of the Partnership, (iii) the redemption of all limited partnership interests in the Partnership (other than those held by the Company, if any), or (iv) the election by the General Partner.

TAX MATTERS

     Pursuant to the Partnership Agreement, the General Partner is the tax matters partner of the Partnership and, as such, has authority to handle tax audits and to make tax elections under the Code on behalf of the Partnership.

PREFERRED UNITS

     In connection with the acquisition of the DeBoer Hotels, the Partnership has agreed to issue 4,112,727 Preferred Units to the DeBoer Group. The Preferred Units have a liquidation preference of $11.00 per Preferred Unit and are convertible at any time into Units on a one-for-one basis. Annual distributions of $1.10 are payable on each Preferred Unit, subject to increase to $1.155 for each Preferred Unit based on increases in the annual dividends payable on the Common Shares. On or after the second anniversary of issuance, the Preferred Units are redeemable for cash, or, at the option of the Company, Common Shares on a one-for-one basis. So long as any Preferred Units remain outstanding, the Partnership is prohibited from issuing Units with income, distribution or liquidation rights that are superior to or equal to the income, distribution or liquidation rights of the Preferred Units unless immediately after such issuance
(i) the value of all of the outstanding superior Units would not exceed 18.7% of the value of all Units outstanding and (ii) the value of all outstanding superior and equal Units would not exceed (A) 22% of the value of all outstanding Units plus (B) the aggregate value of the Preferred Units at issuance and minus (C) the value of the remaining outstanding Preferred Units.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of material federal income tax considerations that may be relevant to a prospective holder of Common Shares in the Company. Hunton & Williams has acted as counsel to the Company and has reviewed this summary and is of the opinion that it fairly summarizes the federal income tax considerations that are material to a holder of the Common Shares. The discussion contained herein does not address all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations, and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws.

     The statements in this discussion and the opinion of Hunton & Williams are based on current provisions of the Code, existing, temporary, and currently proposed Treasury Regulations promulgated under the Code,

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

the legislative history of the Code, existing administrative rulings and practices of the Service, and judicial decisions. No assurance can be given that future legislative, judicial, or administrative actions or decisions, which may be retroactive in effect, will not affect the accuracy of any statements in this Prospectus with respect to the transactions entered into or contemplated prior to the effective date of such changes.

     EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OF THE PURCHASE, OWNERSHIP, AND SALE OF THE COMMON SHARES AND OF THE COMPANY'S ELECTION TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE, AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

     The Company revoked its election to be taxed as a pass-through entity under Subchapter S of the Code on the day prior to the closing of the IPO. The Company elected to be taxed as a REIT under Sections 856 through 860 of the Code, effective for its short taxable year beginning on the date of revocation of its S election and ending on December 31, 1994. The Company believes that, commencing with such taxable year, it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner, but no assurance can be given that the Company will operate in a manner so as to qualify or remain qualified as a REIT.

     The sections of the Code relating to qualification and operation as a REIT are highly technical and complex. The following discussion sets forth the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its shareholders. The discussion is qualified in its entirety by the applicable Code provisions, Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change prospectively or retrospectively.

     Hunton & Williams has acted as counsel to the Company in connection with the IPO, the Follow-on Offering, the Offering and the Company's election to be taxed as a REIT. In the opinion of Hunton & Williams, the Company qualified to be taxed as a REIT for its taxable years ending December 31, 1994 and December 31, 1995, and the Company's organization and current and proposed method of operation will enable it to continue to qualify as a REIT for its taxable year ended December 31, 1996, and in the future. Investors should be aware, however, that opinions of counsel are not binding upon the Service or any court. It must be emphasized that Hunton & Williams' opinion is based on various assumptions and is conditioned upon certain representations made by the Company as to factual matters, including representations regarding the nature of the Company's properties, the Percentage Leases, and the future conduct of its business. Such factual assumptions and representations are described below in this discussion of "Federal Income Tax Considerations" and are set out in the federal income tax opinion that will be delivered by Hunton & Williams at the closing of the Offering. Moreover, such qualification and taxation as a REIT depends upon the Company's ability to meet on a continuing basis, through actual annual operating results, distribution levels, and share ownership, the various qualification tests imposed under the Code discussed below. Hunton & Williams will not review the Company's compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of the Company's operation for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of failure to qualify as a REIT, see "Federal Income Tax Considerations -- Failure to Qualify."

     If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income tax on its net income that is distributed currently to its shareholders. That treatment substantially eliminates the "double taxation" (i.e., taxation at both the corporate and shareholder levels) that generally results from investment in a corporation. However, the Company will be subject to federal income tax in the following circumstances. First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference, if any. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" that is held primarily

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

for sale to customers in the ordinary course of business, or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and nonetheless has maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the Company fails the 75% or 95% gross income test. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if the Company acquires any asset from a C corporation (i.e., a corporation generally subject to full corporate-level tax) in a transaction in which the basis of the asset in the Company's hands is determined by reference to the basis of the asset (or any other asset) in the hands of the C corporation and the Company recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by the Company, then to the extent of such asset's "built-in-gain" (i.e., the excess of the fair market value of such asset at the time of acquisition by the Company over the adjusted basis in such asset at such time), such gain will be subject to tax at the highest regular corporate rate applicable (as provided in Treasury Regulations that have not yet been promulgated). The results described above with respect to the recognition of "built-in-gain" assume that the Company would make an election pursuant to IRS Notice 88-19 if it were to make any such acquisition.

REQUIREMENTS FOR QUALIFICATION

     The Code defines a REIT as a corporation, trust or association (i) that is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (iii) that would be taxable as a domestic corporation, but for sections 856 through 860 of the Code; (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code;
(v) the beneficial ownership of which is held by 100 or more persons; (vi) not more than 50% in value of the outstanding shares of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each taxable year (the "5/50 Rule");
(vii) that makes an election to be a REIT (or has made such election for a previous taxable year) and satisfies all relevant filing and other administrative requirements established by the Service that must be met in order to elect and to maintain REIT status; (viii) that uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the Code and Treasury Regulations promulgated thereunder; and (ix) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (i) to (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. For purposes of determining stock ownership under the 5/50 Rule, a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. A trust that is a qualified trust under Code section 401(a), however, generally is not considered an individual and beneficiaries of such trust are treated as holding shares of a REIT in proportion to their actuarial interests in such trust for purposes of the 5/50 Rule.

     The Company has issued sufficient Common Shares with sufficient diversity of ownership to allow it to satisfy requirements (v) and (vi) above. In addition, the Company's Declaration of Trust provides for restrictions regarding transfer of the Common Shares that are intended to assist the Company in continuing to satisfy the share ownership requirements described in (v) and (vi) above.

     The Company currently has two corporate subsidiaries and may have additional corporate subsidiaries in the future. Code section 856(i) provides that a corporation that is a "qualified REIT subsidiary" shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a "qualified REIT subsidiary" shall be treated as assets, liabilities, and items of income, deduction, and credit of

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

the REIT. A "qualified REIT subsidiary" is a corporation, all of the capital stock of which has been held by the REIT at all times during the period such corporation was in existence. Thus, in applying the requirements described herein, any "qualified REIT subsidiaries" acquired or formed by the Company will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiaries will be treated as assets, liabilities and items of income, deduction, and credit of the Company. The Company's current subsidiaries are "qualified REIT subsidiaries." The Company's subsidiaries, therefore, will not be subject to federal corporate income taxation, although they may be subject to state and local taxes.

     In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the gross income of the partnership attributable to such share. In addition, the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of section 856 of the Code, including satisfying the gross income and asset tests, described below. Thus, the Company's proportionate share of the assets, liabilities and items of income of the Partnership and the Subsidiary Partnerships will be treated as assets, liabilities and items of income of the Company for purposes of applying the requirements described herein.

  Income Tests

     In order for the Company to maintain its qualification as a REIT, three requirements relating to the Company's gross income must be satisfied annually. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must consist of defined types of income derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or temporary investment income. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property or temporary investments, and from dividends, other types of interest, and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. Third, not more than 30% of the Company's gross income (including gross income from prohibited transactions) for each taxable year may be gain from the sale or other disposition of (i) stock or securities held for less than one year, (ii) dealer property that is not foreclosure property, and (iii) certain real property held for less than four years (apart from involuntary conversions and sales of foreclosure property). The specific application of these tests to the Company is discussed below.

     Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the Company, or a direct or indirect owner of 10% or more of the Company, directly or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the Company generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an "independent contractor" who is adequately compensated and from whom the Company derives no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by the Company are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant."

     Pursuant to the Percentage Leases, the Lessee leases from the Partnership and the applicable Subsidiary Partnership the land, buildings, improvements, furnishings and equipment comprising each Current Hotel for a 10-year period. The Percentage Leases provide that the Lessee is obligated to pay to the Partnership or the applicable Subsidiary Partnership (i) the greater of the Base Rent or the Percentage Rent (collectively, the "Rents"), and (ii) certain other Additional Charges. The Percentage Rent is calculated by multiplying fixed percentages by room revenues for each of the Current Hotels in excess of certain levels. Both the Base Rent and the threshold room revenue amount in each Percentage Rent formula will be adjusted for inflation. The adjustment will be calculated at the beginning of each calendar year based on the change in the CPI during the prior calendar year. The Base Rent accrues and is required to be paid monthly and the Percentage Rent (if any) accrues and is required to be paid either monthly or quarterly, depending on the Hotel. The Partnership or a Subsidiary Partnership, as applicable, plans to enter into a lease with the Lessee with respect to each Acquisition Hotel that is substantially similar to the Percentage Leases (an "Acquisition Lease"). For purposes of this section entitled "Federal Income Tax Considerations," the term "Percentage Leases" includes the Acquisition Leases and assumes that the terms of the Acquisition Leases are substantially similar to the terms of the existing Percentage Leases.

     In order for the Base Rent, the Percentage Rent and the Additional Charges to constitute "rents from real property," the Percentage Leases must be respected as true leases for federal income tax purposes and not treated as service contracts, joint ventures or some other type of arrangement. The determination of whether the Percentage Leases are true leases depends on an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following: (i) the intent of the parties, (ii) the form of the agreement, (iii) the degree of control over the property that is retained by the property owner (e.g., whether the lessee has substantial control over the operation of the property or whether the lessee was required simply to use its best efforts to perform its obligations under the agreement), and (iv) the extent to which the property owner retains the risk of loss with respect to the property (e.g., whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property) or the potential for economic gain (e.g. appreciation) with respect to the property.

     In addition, Code section 7701(e) provides that a contract that purports to be a service contract (or a partnership agreement) is treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors, including whether or not: (i) the service recipient is in physical possession of the property, (ii) the service recipient controls the property, (iii) the service recipient has a significant economic or possessory interest in the property (e.g., the property's use is likely to be dedicated to the service recipient for a substantial portion of the useful life of the property, the recipient shares the risk that the property will decline in value, the recipient shares in any appreciation in the value of the property, the recipient shares in savings in the property's operating costs, or the recipient bears the risk of damage to or loss of the property), (iv) the service provider does not bear any risk of substantially diminished receipts or substantially increased expenditures if there is nonperformance under the contract, (v) the service provider does not use the property concurrently to provide significant services to entities unrelated to the service recipient, and (vi) the total contract price does not substantially exceed the rental value of the property for the contract period. Since the determination whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor may not be dispositive in every case.

     Hunton & Williams is of the opinion that the Percentage Leases will be treated as true leases for federal income tax purposes. Such opinion is based, in part, on the following facts: (i) the Partnership or a Subsidiary Partnership, as applicable, and the Lessee intend for their relationship to be that of a lessor and lessee and such relationship is documented by lease agreements, (ii) the Lessee has the right to exclusive possession and use and quiet enjoyment of the Hotels during the term of the Percentage Leases, (iii) the Lessee bears the cost of, and will be responsible for, day-to-day maintenance and repair of the Hotels, other than the cost of certain capital expenditures, and dictates how the Hotels are operated, maintained, and improved, (iv) the Lessee bears all of the costs and expenses of operating the Hotels (including the cost of any inventory used in their operation) during the term of the Percentage Leases (other than real and personal property taxes, ground lease rent (where applicable), property and casualty insurance premiums and the cost of certain furniture, fixtures and equipment, and certain capital expenditures), (v) the Lessee benefits from any savings in the

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costs of operating the Hotels during the term of the Percentage Leases, (vi) in the event of damage or destruction to a Hotel, the Lessee is at economic risk because it will be obligated either (A) to restore the property to its prior condition, in which event it will bear all costs of such restoration in excess of any insurance proceeds or (B) to purchase the Hotel for an amount generally equal to the fair market value of the Hotel, less any insurance proceeds, (vii) the Lessee has indemnified the Partnership against all liabilities imposed on the Partnership during the term of the Percentage Leases by reason of (A) injury to persons or damage to property occurring at the Hotels or (B) the Lessee's use, management, maintenance or repair of the Hotels, (viii) the Lessee is obligated to pay substantial fixed rent for the period of use of the Hotels, and
(ix) the Lessee stands to incur substantial losses (or reap substantial gains) depending on how successfully it operates the Hotels.

     Investors should be aware that there are no controlling Treasury Regulations, published rulings, or judicial decisions involving leases with terms substantially the same as the Percentage Leases that discuss whether such leases constitute true leases for federal income tax purposes. Therefore, the opinion of Hunton & Williams with respect to the relationship between the Partnership or a Subsidiary Partnership, as applicable, and the Lessee is based upon all of the facts and circumstances and upon rulings and judicial decisions involving situations that are considered to be analogous. Opinions of counsel are not binding upon the Service or any court, and there can be no complete assurance that the Service will not assert successfully a contrary position. If the Percentage Leases are recharacterized as service contracts or partnership agreements, rather than true leases, part or all of the payments that the Partnership or a Subsidiary Partnership receives from the Lessee may not be considered rent or may not otherwise satisfy the various requirements for qualification as "rents from real property." In that case, the Company likely would not be able to satisfy either the 75% or 95% gross income tests and, as a result, would lose its REIT status.

     In order for the Rents to constitute "rents from real property," several other requirements also must be satisfied. One requirement is that the Rents attributable to personal property leased in connection with the lease of the real property comprising a Hotel must not be greater than 15% of the Rents received under the applicable Percentage Lease. The Rents attributable to the personal property in a Hotel is the amount that bears the same ratio to total rent for the taxable year as the average of the adjusted bases of the personal property in the Hotel at the beginning and at the end of the taxable year bears to the average of the aggregate adjusted bases of both the real and personal property comprising the Hotel at the beginning and at the end of such taxable year (the "Adjusted Basis Ratio"). With respect to certain Acquisition Hotels that the Partnership will acquire in exchange for Preferred Units, the initial adjusted basis of the personal property in such Acquisition Hotels will be greater than 15% of the initial adjusted bases of both the real and personal property comprising such Acquisition Hotels. As a consequence, a portion of the revenues derived under the Percentage Leases applicable to such Acquisition Hotels (the portion attributable to the personal property) will not be considered as "rents from real property." The amount of the anticipated disqualified income under such Percentage Leases, however, will not prevent the Company from qualifying as a REIT or subject it to any federal income taxation. With respect to each other Hotel that the Partnership has acquired or will acquire partially or wholly in exchange for Units, the initial adjusted basis of the personal property in such Hotel is or will be less than 15% of the initial adjusted bases of both the real and personal property comprising such Hotel. The Company obtained or will obtain appraisals of the personal property at each Hotel that the Partnership acquired or will acquire partially or wholly in exchange for cash indicating that the appraised value of the personal property at such hotel is less than 15% of the purchase price of such hotel. If the Adjusted Basis Ratio with respect to any Hotel exceeds 15% and the income attributable to excess personal property would prevent the Company from qualifying as a REIT or would subject it to any federal income taxation, a portion of the personal property at that Hotel will be acquired or leased (other than from the Company or the Partnership) by the Lessee and the lease payments under the Percentage Lease will be adjusted appropriately. Further, the Company anticipates that any additional personal property that the Partnership or a Subsidiary Partnership acquires with a portion of the proceeds of the Offering will not cause the Company to lose its REIT status or subject it to any federal income taxation. There can be no assurance, however, that the Service would not assert that the personal property acquired by the Partnership or a Subsidiary Partnership had a value in excess of the appraised value, or that a court would not uphold such assertion. If such a challenge were successfully asserted, the Adjusted Basis Ratio could exceed 15% with respect to one or more of the

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

Hotels, which in turn potentially could cause the Company to fail to satisfy the 95% or 75% gross income test and thus lose its REIT status.

     Another requirement for qualification of the Rents as "rents from real property" is that the Percentage Rent must not be based in whole or in part on the income or profits of any person. The Percentage Rent, however, will qualify as "rents from real property" if it is based on percentages of receipts or sales and the percentages (i) are fixed at the time the Percentage Leases are entered into, (ii) are not renegotiated during the term of the Percentage Leases in a manner that has the effect of basing Percentage Rent on income or profits, and
(iii) conform with normal business practice. More generally, the Percentage Rent will not qualify as "rents from real property" if, considering the Percentage Leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the Percentage Rent on income or profits. Since the Percentage Rent is based on fixed percentages of the gross revenues from the Hotels that are established in the Percentage Leases, and the Company has represented that the percentages (i) will not be renegotiated during the terms of the Percentage Leases in a manner that has the effect of basing the Percentage Rent on income or profits and (ii) conform with normal business practice, the Percentage Rent should not be considered based in whole or in part on the income or profits of any person. Furthermore, the Company has represented that, with respect to other hotels that it acquires in the future, it will not charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a fixed percentage of gross revenues, as described above).

     A third requirement for qualification of the Rents as "rents from real property" is that the Company must not own, actually or constructively, 10% or more of the Lessee. The constructive ownership rules generally provide that, if 10% or more in value of the shares of the Company are owned, directly or indirectly, by or for any person, the Company is considered as owning the shares owned, directly or indirectly, by or for such person. The Company does not own directly any stock of the Lessee. The Limited Partners of the Partnership, including Mr. Fisher, who is the majority shareholder in the Lessee, may acquire Common Shares by exercising their Redemption Rights. The Partnership Agreement, however, provides that a redeeming Limited Partner will receive cash, rather than Common Shares, at the election of the Company or if the acquisition of Common Shares by such partner would cause the Company to own, actually or constructively, 10% or more of the ownership interest, in a tenant of the Company's or the Partnership's real property, within the meaning of section 856(d)(2)(B) of the Code. The Declaration of Trust likewise prohibits a shareholder of the Company from owning Common Shares that would cause the Company to own, actually or constructively, 10% or more of the ownership interests in a tenant of the Company's or the Partnership's real property, within the meaning of section 856(d)(2)(B) of the Code. Thus, the Company should never own, actually or constructively, 10% or more of the Lessee. Furthermore, the Company has represented that, with respect to other hotels that it acquires in the future, it will not rent any property to a Related Party Tenant. However, because the Code's constructive ownership rules for purposes of the Related Party Tenant rules are broad and it is not possible to monitor continually direct and indirect transfers of Common Shares, no absolute assurance can be given that such transfers or other events of which the Company has no knowledge will not cause the Company to own constructively 10% or more of the Lessee at some future date.

     A fourth requirement for qualification of the Rents as "rents from real property" is that the Company cannot furnish or render noncustomary services to the tenants of the Hotels, or manage or operate the Hotels, other than through an independent contractor who is adequately compensated and from whom the Company itself does not derive or receive any income. Provided that the Percentage Leases are respected as true leases, the Company should satisfy that requirement because the Partnership and the Subsidiary Partnerships are not performing any services other than customary ones for the Lessee. Furthermore, the Company has represented that, with respect to other hotels that it acquires in the future, it will not perform noncustomary services with respect to the tenant of the property. As described above, however, if the Percentage Leases are recharacterized as service contracts or partnership agreements, the Rents likely would be disqualified as "rents from real property" because the Company would be considered to furnish or render services to the occupants of the Hotels and to manage or operate the Hotels other than through an independent contractor who is adequately compensated and from whom the Company derives or receives no income.

     If the Rents do not qualify as "rents from real property" because the rents attributable to personal property exceed 15% of the total Rents for a taxable year, the portion of the Rents that is attributable to personal property will not be qualifying income for purposes of the gross income tests. Thus, if the Rents attributable to personal property, plus any other income received by the Company in a taxable year that is nonqualifying income for purposes of the 95% gross income test, exceed 5% of the Company's gross income during the year, the Company would lose its REIT status. If, however, the Rents do not qualify as "rents from real property" because either (i) the Percentage Rent is considered based on the income or profits of the Lessee, (ii) the Company owns, actually or constructively, 10% or more of the Lessee, or (iii) the Company furnishes noncustomary services to the tenants of the Hotels, or manages or operates the Hotels, other than through a qualifying independent contractor, none of the Rents would qualify as "rents from real property." In that case, the Company likely would lose its REIT status because it would be unable to satisfy either the 75% or 95% gross income test.

     In addition to the Rents, the Lessee is required to pay to the Partnership or the applicable Subsidiary Partnership the Additional Charges. To the extent that the Additional Charges represent either (i) reimbursements of amounts that the Partnership or a Subsidiary Partnership is obligated to pay to third parties or (ii) penalties for nonpayment or late payment of such amounts, the Additional Charges should qualify as "rents from real property." To the extent, however, that the Additional Charges represent interest that is accrued on the late payment of the Rents or the Additional Charges, the Additional Charges should not qualify as "rents from real property," but instead should be treated as interest that qualifies for the 95% gross income test.

     Based on the foregoing, Hunton & Williams is of the opinion that the Rents and the Additional Charges will qualify as "rents from real property" for purposes of the 75% and 95% gross income tests, except to the extent that the Additional Charges represent interest that is accrued on the late payment of the Rents or the Additional Charges (which will be qualifying gross income for the 95% test but not the 75% test). As described above, the opinion of Hunton & Williams is based upon an analysis of all the facts and circumstances and upon rulings and judicial decisions involving situations that are considered to be analogous, as well as representations by the Company and assumptions that are described above and set out in the federal income tax opinion of Hunton & Williams, a form of which is attached as an Exhibit to the Registration Statement of which this Prospectus is a part. Opinions of counsel are not binding upon the Service or a court. Accordingly, there can be no complete assurance that the Service will not assert successfully a contrary position and, therefore, prevent the Company from qualifying as a REIT.

     The term "interest" generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan that is based on the residual cash proceeds from sale of the property securing the loan constitutes a "shared appreciation provision" (as defined in the Code), income attributable to such participation feature will be treated as gain from the sale of the secured property.

     Any gross income derived from a prohibited transaction is taken into account in applying the 30% income test necessary to qualify as a REIT (and the net income from that transaction is subject to a 100% tax). The term "prohibited transaction" generally includes a sale or other disposition (whether by the Company, the Partnership or a Subsidiary Partnership) of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. All inventory required in the operation of the Hotels will be purchased by the Lessee or its designee as required by the terms of the Percentage Leases. Accordingly, the Company believes that no asset owned by the Company, the Partnership or a Subsidiary Partnership is held for sale to customers and that a sale of any such asset will not be in the ordinary course of business of the Company, or the Partnership or a Subsidiary Partnership. Whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends, however, on the facts and circumstances in effect from time to time, including those related to a particular property. Nevertheless, the Company will attempt to comply with the terms of safe-harbor provisions in the Code prescribing when asset sales will not be characterized as prohibited transactions. Complete assurance cannot be given, however, that

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

the Company can comply with the safe-harbor provisions of the Code or avoid owning property that may be characterized as property held "primarily for sale to customers in the ordinary course of a trade or business."

     The Company will be subject to tax at the maximum corporate rate on any income from foreclosure property (other than income that would be qualified income under the 75% gross income test), less expenses directly connected with the production of such income. However, gross income from such foreclosure property will qualify under the 75% and 95% gross income tests. "Foreclosure property" is defined as any real property (including interests in real property) and any personal property incident to such real property (i) that is acquired by a REIT as the result of such REIT having bid in such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of such property or on an indebtedness that such property secured and (ii) for which such REIT makes a proper election to treat such property as foreclosure property. However, a REIT will not be considered to have foreclosed on a property where such REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Under the Code, property generally ceases to be foreclosure property with respect to a REIT on the date that is two years after the date such REIT acquired such property (or longer if an extension is granted by the Secretary of the Treasury). The foregoing grace period is terminated and foreclosure property ceases to be foreclosure property on the first day (i) on which a lease is entered into with respect to such property that, by its terms, will give rise to income that does not qualify under the 75% gross income test or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify under the 75% gross income test, (ii) on which any construction takes place on such property (other than completion of a building, or any other improvement, where more than 10% of the construction of such building or other improvement was completed before default became imminent), or (iii) which is more than 90 days after the day on which such property was acquired by the REIT and the property is used in a trade or business that is conducted by the REIT (other than through an independent contractor from whom the REIT itself does not derive or receive any income). As a result of the rules with respect to foreclosure property, if the Lessee defaults on its obligations under a Percentage Lease for a Hotel, the Company terminates the Lessee's leasehold interest, and the Company is unable to find a replacement lessee for such Hotel within 90 days of such foreclosure, gross income from hotel operations conducted by the Company from such Hotel would cease to qualify for the 75% and 95% gross income tests. In such event, the Company likely would be unable to satisfy the 75% and 95% gross income tests and, thus, would fail to qualify as a REIT.

     It is possible that, from time to time, the Company, the Partnership or a Subsidiary Partnership will enter into hedging transactions with respect to one or more of its assets or liabilities. Any such hedging transactions could take a variety of forms, including interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, and options. To the extent that the Company, the Partnership or a Subsidiary Partnership enters into an interest rate swap or cap contract to hedge any variable rate indebtedness incurred to acquire or carry real estate assets, any periodic income or gain from the disposition of such contract should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. Furthermore, any such contract would be considered a "security" for purposes of applying the 30% gross income test. To the extent that the Company, the Partnership or a Subsidiary Partnership hedges with other types of financial instruments or in other situations, it may not be entirely clear how the income from those transactions will be treated for purposes of the various income tests that apply to REITs under the Code. The Company intends to structure any hedging transactions in a manner that does not jeopardize its status as a REIT.

     If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it nevertheless may qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. Those relief provisions generally will be available if the Company's failure to meet such tests is due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of those relief provisions. As discussed above in "Federal Income Tax Considerations -- Taxation of the

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Company," even if those relief provisions apply, a 100% tax would be imposed on the net income attributable to the greater of the amount by which the Company fails the 75% or 95% gross income test. No such relief is available for violations of the 30% income test.

  Asset Tests

     The Company, at the close of each quarter of each taxable year, also must satisfy two tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by cash or cash items (including certain receivables), government securities, "real estate assets," or, in cases where the Company raises new capital through stock or long-term (at least five-year) debt offerings, temporary investments in stock or debt instruments during the one-year period following the Company's receipt of such capital. The term "real estate assets" includes interests in real property, interests in mortgages on real property to the extent the principal balance of a mortgage does not exceed the value of the associated real property, and shares of other REITs. For purposes of the 75% asset test, the term "interest in real property" includes an interest in land and improvements thereon, such as buildings or other inherently permanent structures (including items that are structural components of such buildings or structures), a leasehold of real property, and an option to acquire real property (or a leasehold of real property). Second, of the investments not included in the 75% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets and the Company may not own more than 10% of any one issuer's outstanding voting securities (except for its ownership interest in the Partnership, a Subsidiary Partnership or a qualified REIT subsidiary).

     For purposes of the asset tests, the Company will be deemed to own its proportionate share of the assets of the Partnership and each Subsidiary Partnership, rather than its partnership interest in the Partnership or such Subsidiary Partnership. The Company has represented that, at all times since it has operated so as to qualify as a REIT, (i) at least 75% of the value of its total assets has been represented by real estate assets, cash and cash items (including receivables), and government securities and (ii) it has not owned (A) securities of any one issuer the value of which exceeded 5% of the value of the Company's total assets or (B) more than 10% of any one issuer's outstanding voting securities (except for its interests in the Partnership, the Subsidiary Partnerships, and any qualified REIT subsidiary). In addition, the Company has represented that it will not acquire or dispose, or cause the Partnership or a Subsidiary Partnership to acquire or dispose, of assets in the future in a way that would cause it to violate either asset test. Based on the foregoing, Hunton & Williams is of the opinion that the Company will satisfy both asset tests for REIT status.

     If the Company should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause it to lose its REIT status if
(i) it satisfied the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of the Company's assets and the asset tests either did not exist immediately after the acquisition of any particular asset or was not wholly or partly caused by such an acquisition (i.e., the discrepancy arose from changes in the market values of its assets). If the condition described in clause (ii) of the preceding sentence were not satisfied, the Company still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

  Distribution Requirements

     The Company, in order to qualify as a REIT, is required to distribute with respect to each taxable year dividends (other than capital gain dividends) to its shareholders in an aggregate amount at least equal to (i) the sum of (A) 95% of its "REIT taxable income" (computed without regard to the dividends paid deduction and its net capital gain) and (B) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its federal income tax return for such year and if paid on or before the first regular dividend payment date after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gains corporate tax rates. Furthermore, if the Company should fail to distribute

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during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amounts actually distributed. The Company has made, and intends to continue to make, timely distributions sufficient to satisfy the annual distribution requirements.

     It is possible that, from time to time, the Company may experience timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of that income and deduction of such expenses in arriving at its REIT taxable income. For example, under one of the Percentage Leases, the Percentage Rent is not due until 30 days after the end of a calendar quarter. In that case, the Partnership still would be required to recognize as income the Percentage Rent in the calendar quarter to which it relates. Further, it is possible that, from time to time, the Company may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds its allocable share of cash attributable to that sale. Therefore, the Company may have less cash than is necessary to meet its annual 95% distribution requirement or to avoid corporate income tax or the excise tax imposed on certain undistributed income. In such a situation, the Company may find it necessary to arrange for short-term (or possibly long-term) borrowings or to raise funds through the issuance of additional Common or Preferred Shares.

     Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirements for a year by paying "deficiency dividends" to its shareholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Although the Company may be able to avoid being taxed on amounts distributed as deficiency dividends, it will be required to pay to the Service interest based upon the amount of any deduction taken for deficiency dividends.

  Recordkeeping Requirements

     Pursuant to applicable Treasury Regulations, in order to be able to elect to be taxed as a REIT, the Company must maintain certain records and request on an annual basis certain information from its shareholders designed to disclose the actual ownership of its outstanding shares. The Company intends to continue to comply with such requirements.

  Partnership Anti-Abuse Rule

     The U.S. Treasury Department has issued a final regulation (the "Anti-Abuse Rule") under the partnership provisions of the Code (the "Partnership Provisions") that authorizes the Service, in certain "abusive" transactions involving partnerships, to disregard the form of the transaction and recast it for federal tax purposes as the Service deems appropriate. The Anti-Abuse Rule applies where a partnership is formed or utilized in connection with a transaction (or series of related transactions) with a principal purpose of substantially reducing the present value of the partners' aggregate federal tax liability in a manner inconsistent with the intent of the Partnership Provisions. The Anti-Abuse Rule states that the Partnership Provisions are intended to permit taxpayers to conduct joint business (including investment) activities through a flexible economic arrangement that accurately reflects the partners' economic agreement and clearly reflects the partners' income without incurring any entity-level tax. The purposes for structuring a transaction involving a partnership are determined based on all of the facts and circumstances, including a comparison of the purported business purpose for a transaction and the claimed tax benefits resulting from the transaction. A reduction in the present value of the partners' aggregate federal tax liability through the use of a partnership does not, by itself, establish inconsistency with the intent of the Partnership Provisions.

     The Anti-Abuse Rule contains an example in which a corporation that elects to be treated as a REIT contributes substantially all of the proceeds from a public offering to a partnership in exchange for a general partnership interest. The limited partners of the partnership contribute real property assets to the partnership, subject to liabilities that exceed their respective aggregate bases in such property. In addition, some of the limited partners have the right, beginning two years after the formation of the partnership, to require the redemption of their limited partnership interests in exchange for cash or REIT stock (at the REIT's option) equal to the fair market value of their respective interests in the partnership at the time of the redemption. The

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example concludes that the use of the partnership is not inconsistent with the intent of the Partnership Provisions and, thus, cannot be recast by the Service. Based on the foregoing, Hunton & Williams is of the opinion that the Anti-Abuse Rule will not have any adverse impact on the Company's ability to qualify as a REIT. However, the Redemption Rights do not conform in all respects to the redemption rights described in the foregoing example. Moreover, the Anti-Abuse Rule is extraordinarily broad in scope and is applied based on an analysis of all of the facts and circumstances. As a result, there can be no assurance that the Service will not attempt to apply the Anti-Abuse Rule to the Company. If the conditions of the Anti-Abuse Rule are met, the Service is authorized to take appropriate enforcement action, including disregarding the Partnership for federal tax purposes or treating one or more of its partners as nonpartners. Any such action potentially could jeopardize the Company's status as a REIT.

FAILURE TO QUALIFY

     If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to the Company's shareholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which the Company ceased to qualify as a REIT. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

TAXATION OF TAXABLE U.S. SHAREHOLDERS

     As long as the Company qualifies as a REIT, distributions made to the Company's taxable U.S. shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such U.S. shareholders as ordinary income and will not be eligible for the dividends received deduction generally available to corporations. As used herein, the term "U.S. shareholder" means a holder of Common Shares that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held his Common Shares. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's Common Shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a shareholder's Common Shares, such distributions will be included in income as long-term capital gain (or short-term capital gain if the Common Shares have been held for one year or less) assuming the Common Shares are capital assets in the hands of the shareholder. In addition, any distribution declared by the Company in October, November, or December of any year and payable to a shareholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the shareholder on December 31 of such year, provided that the distribution is actually paid by the Company during January of the following calendar year.

     Shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Company. Instead, such losses would be carried over by the Company for potential offset against its future income (subject to certain limitations). Taxable distributions from the Company and gain from the disposition of the Common Shares will not be treated as passive activity income and, therefore, shareholders generally will not be able to apply any "passive activity losses" (such as losses from certain types of limited partnerships in which a shareholder is a limited partner) against such income. In addition, taxable distributions from the Company generally will be treated as investment income for purposes of the investment interest limitations. Capital gains from the disposition of Common Shares (or distributions treated as such), however, will be treated as investment income only if the shareholder so elects, in which case such capital gains will be taxed at ordinary income rates. The Company will notify shareholders after the close of the Company's taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

TAXATION OF SHAREHOLDERS ON THE DISPOSITION OF THE COMMON SHARES

     In general, any gain or loss realized upon a taxable disposition of the Common Shares by a shareholder who is not a dealer in securities will be treated as long-term capital gain or loss if the Common Shares have been held for more than one year and otherwise as short-term capital gain or loss. However, any loss upon a sale or exchange of Common Shares by a shareholder who has held such shares for six months or less (after applying certain holding period rules), will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such shareholder as long-term capital gain. All or a portion of any loss realized upon a taxable disposition of the Common Shares may be disallowed if other Common Shares are purchased within 30 days before or after the disposition.

CAPITAL GAINS AND LOSSES

     A capital asset generally must be held for more than one year in order for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is 39.6%, and the tax rate on net capital gains applicable to individuals is 28%. Thus, the tax rate differential between capital gain and ordinary income for individuals may be significant. In addition, the characterization of income as capital or ordinary may affect the deductibility of capital losses. Capital losses not offset by capital gains may be deducted against an individual's ordinary income only up to a maximum annual amount of $3,000. Unused capital losses may be carried forward. All net capital gain of a corporate taxpayer is subject to tax at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

     The Company will report to its U.S. shareholders and to the Service the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A shareholder who does not provide the Company with his correct taxpayer identification number also may be subject to penalties imposed by the Service. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their nonforeign status to the Company. The Service issued proposed regulations in April 1996 regarding the backup withholding rules as applied to Non-U.S. Shareholders. The proposed regulations would alter the technical requirements relating to backup withholding compliance. The regulations are proposed to be effective for distributions made after December 31, 1997. See "Federal Income Tax Considerations -- Taxation of Non-U.S. Shareholders."

TAXATION OF TAX-EXEMPT SHAREHOLDERS

     Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). While many investments in real estate generate UBTI, the Service has issued a published ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on that ruling, amounts distributed by the Company to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisition of the Common Shares with debt, a portion of its income from the Company will constitute UBTI pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9), (17), and (20), respectively, of Code section 501(c) are subject to different UBTI rules, which generally will require them to characterize distributions from the Company as UBTI. In addition, in certain circumstances, a pension trust that owns more than 10% of the Company's shares is required to treat a percentage of the dividends from the Company as UBTI (the "UBTI Percentage"). The UBTI Percentage is the gross income derived by the Company from an unrelated trade or business (determined as if the Company were a pension trust) divided by the gross income of the Company for the year in which the dividends are paid. The UBTI rule applies to a pension trust holding more than 10% of the Company's stock only if (i) the UBTI Percentage is at least 5%, (ii) the Company qualifies as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding shares of the Company in proportion to their actuarial interests in the pension trust, and (iii) either (A) one pension trust owns more than 25% of the value of the Company's shares or (B) a group of pension trusts individually holding more than 10% of the value of the Company's shares collectively owns more than 50% of the value of the Company's shares.

TAXATION OF NON-U.S. SHAREHOLDERS

     The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign shareholders (collectively, "Non-U.S. Shareholders") are complex and no attempt will be made herein to provide more than a summary of such rules. PROSPECTIVE NON-U.S. SHAREHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE, AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN THE COMMON SHARES, INCLUDING ANY REPORTING REQUIREMENTS.

     Distributions to Non-U.S. Shareholders that are not attributable to gain from sales or exchanges by the Company of U.S. real property interests and are not designated by the Company as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the Common Shares is treated as effectively connected with the Non-U.S. Shareholder's conduct of a U.S. trade or business, the Non-U.S. Shareholder generally will be subject to federal income tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a Non-U.S. Shareholder that is a non-U.S. corporation). The Company expects to withhold U.S. income tax at the rate of 30% on the gross amount of any such distributions made to a Non-U.S. Shareholder unless (i) a lower treaty rate applies and any required form evidencing eligibility for that reduced rate is filed with the Company or (ii) the Non-U.S. Shareholder files an IRS Form 4224 with the Company claiming that the distribution is effectively connected income. The Service issued proposed regulations in April 1996 that would modify the manner in which the Company complies with the withholding requirements. Distributions in excess of current and accumulated earnings and profits of the Company will not be taxable to a shareholder to the extent that such distributions do not exceed the adjusted basis of the shareholder's Common Shares, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Shareholder's Common Shares, such distributions will give rise to tax liability if the Non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of his Common Shares, as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate as a dividend. However, amounts so withheld are refundable to the extent it is determined subsequently that such distribution was, in fact, in excess of the current and accumulated earnings and profits of the Company.

     In August 1996, the U.S. Congress passed the Small Business Job Protection Act of 1996, which requires the Company to withhold 10% of any distribution in excess of the Company's current and accumulated earnings and profits. That statute is effective for distributions made after August 20, 1996. Consequently, although the Company intends to withhold at a rate of 30% on the entire amount of any distribution, to the extent that the Company does not do so, any portion of a distribution not subject to withholding at a rate of 30% will be subject to withholding at a rate of 10%.

     For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by the Company of U.S. real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to a Non-U.S. Shareholder as if such gain were effectively connected with a U.S. business. Non-U.S. Shareholders thus would be taxed at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to a 30% branch profits tax in the hands of a non-U.S. corporate shareholder not entitled to treaty relief or exemption. The Company is required to withhold 35% of any distribution that is designated by the Company as a capital gains dividend. The amount withheld is creditable against the Non-U.S. Shareholder's FIRPTA tax liability.

     Gain recognized by a Non-U.S. Shareholder upon a sale of his Common Shares generally will not be taxed under FIRPTA if the Company is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by non-U.S. persons. It is currently anticipated that the Company will be a "domestically controlled REIT" and, therefore, the sale of the Common Shares will not be subject to taxation under FIRPTA. However, because the Common Shares are publicly traded, no assurance can be given that the Company will continue to be a "domestically controlled REIT." Furthermore, gain not subject to FIRPTA will be taxable to a Non-U.S. Shareholder if (i) investment in the Common Shares is effectively connected with the Non-U.S. Shareholder's U.S. trade or business, in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, or (ii) the Non-U.S. Shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other conditions apply, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If the gain on the sale of the Common Shares were to be subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as U.S. shareholders with respect to such gain (subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of non-U.S. corporations).

OTHER TAX CONSEQUENCES

     The Company, the General Partner, the Company's other qualified REIT subsidiary, the Partnership, the Subsidiary Partnerships, or the Company's shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they own property, transact business, or reside. The state and local tax treatment of the Company and its shareholders may not conform to the federal income tax consequences discussed above. CONSEQUENTLY, PROSPECTIVE SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE EFFECT OF STATE AND LOCAL TAX LAWS ON AN INVESTMENT IN THE COMPANY.

TAX ASPECTS OF THE PARTNERSHIP AND THE SUBSIDIARY PARTNERSHIPS

     The following discussion summarizes certain federal income tax considerations applicable to the Company's direct or indirect investment in the Partnership and the Subsidiary Partnerships (each of the Partnership and the Subsidiary Partnerships is referred to herein as a "Hotel Partnership"). The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

  Classification as a Partnership

     The Company will be entitled to include in its income its distributive share of each Hotel Partnership's income and to deduct its distributive share of each Hotel Partnership's losses only if each Hotel Partnership is classified for federal income tax purposes as a partnership rather than as a corporation or an association taxable as a corporation. An organization formed as a partnership will be treated as a partnership, rather than as a corporation, for federal income tax purposes if it (i) has no more than two of the four corporate characteristics that the Treasury Regulations use to distinguish a partnership from a corporation for tax purposes and (ii) is not a "publicly traded" partnership. Those four corporate characteristics are continuity of life, centralization of management, limited liability, and free transferability of interests. A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market (or the substantial equivalent thereof). A publicly traded partnership will be treated as a corporation for federal income tax purposes unless at least 90% of such partnership's gross income for a taxable year consists of "qualifying income" under section 7704(d) of the Code, which generally includes any income that is qualifying income for purposes of the 95% gross income test applicable to REITs (the "90% Passive-Type Income Exception"). See "Federal Income Tax Considerations -- Requirements for
Qualification -- Income Tests."

     The U.S. Treasury Department recently issued regulations effective for taxable years beginning after December 31, 1995 (the "PTP Regulations") that provide limited safe harbors from the definition of a publicly traded partnership. Pursuant to one of those safe harbors, (the "Private Placement Exclusion"), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (i) all interests in the partnership were issued in a transaction (or transactions) that was not required to be registered under the Securities Act of 1933, as amended, and (ii) the partnership does not have more than 100 partners at any time during the partnership's taxable year. In determining the number of partners in a partnership, a person owning an interest in a flow-through entity (i.e., a partnership, grantor trust, or S corporation) that owns an interest in the partnership is treated as a partner in such partnership only if (a) substantially all of the value of the owner's interest in the flow-through entity is attributable to the flow-through entity's interest (direct or indirect) in the partnership and (b) a principal purpose of the use of the tiered arrangement is to permit the partnership to satisfy the 100-partner limitation. Each Hotel Partnership qualifies for the Private Placement Exclusion. If a Hotel Partnership is considered a publicly traded partnership under the PTP Regulations because it is deemed to have more than 100 partners, such Hotel Partnership should not be treated as a corporation because it should be eligible for the 90% Passive-Type Income Exception.

     The Company has not requested, and does not intend to request, a ruling from the Service that each Hotel Partnership will be classified as a partnership for federal income tax purposes. Instead, Hunton & Williams is of the opinion that, based on the provisions of the partnership agreement of each Hotel Partnership, certain factual assumptions and representations, each Hotel Partnership does not possess more than two corporate characteristics and, thus, will be treated for federal income tax purposes as a partnership and not as a corporation or an association taxable as a corporation or a publicly traded partnership. Unlike a tax ruling, an opinion of counsel is not binding upon the Service, and no assurance can be given that the Service will not challenge the status of a Hotel Partnership as a partnership for federal income tax purposes. If such challenge were sustained by a court, such Hotel Partnership would be treated as a corporation for federal income tax purposes, as described below. In addition, the opinion of Hunton & Williams is based on existing law, which is to a great extent the result of administrative and judicial interpretation. No assurance can be given that administrative or judicial changes would not modify the conclusions expressed in the opinion.

     If for any reason a Hotel Partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, the Company would not be able to qualify as a REIT. See "Federal Income Tax
Considerations -- Requirements for Qualification -- Income Tests" and
"-- Requirements for Qualification -- Asset Tests." In addition, any change in a Hotel Partnership's status for tax purposes might be treated as a taxable event, in which case the Company might incur a tax liability without any related cash distribution. See "Federal Income Tax Considerations -- Requirements for Qualification -- Distribution Requirements." Further, items of income and deduction of such Hotel Partnership would not pass through to its partners, and its partners would be treated as shareholders for tax purposes. Consequently, such Hotel Partnership would be required to pay income tax at corporate tax rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Hotel Partnership's taxable income.

  Income Taxation of Each Hotel Partnership and its Partners

     Partners, Not the Hotel Partnerships, Subject to Tax. A partnership is not a taxable entity for federal income tax purposes. Rather, the Company will be required to take into account its allocable share of each Hotel Partnership's income, gains, losses, deductions, and credits for any taxable year of such Hotel Partnership ending within or with the taxable year of the Company, without regard to whether the Company has received or will receive any distribution from such Hotel Partnership.

     Hotel Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes under Section 704(b) of the Code if they do not comply with the provisions of section 704(b) of the Code and the Treasury Regulations promulgated thereunder. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Hotel Partnership's allocations of taxable income and loss are intended to comply with the requirements of section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

     Tax Allocations With Respect to Contributed Properties.  Pursuant to
section 704(c) of the Code, income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for federal income tax purposes in a manner such that the contributor is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution. The Treasury Department recently issued regulations requiring partnerships to use a "reasonable method" for allocating items affected by section 704(c) of the Code and outlining several reasonable allocation methods. The Partnership generally has elected to use the traditional method for allocating Code section 704(c) items with respect to Hotels that it acquires in exchange for Units.

     Under the partnership agreement for each Hotel Partnership, depreciation or amortization deductions of the Hotel Partnership generally will be allocated among the partners in accordance with their respective interests in the Hotel Partnership, except to the extent that the Hotel Partnership is required under Code section 704(c) to use a method for allocating tax depreciation deductions attributable to the Hotels or other contributed properties that results in the Company receiving a disproportionately large share of such deductions. In addition, gain on sale of a Hotel will be specially allocated to the Limited Partners to the extent of any "built-in" gain with respect to such Hotel for federal income tax purposes. Because the Partnership generally has elected to use the traditional method for allocating Code Section 704(c) items with respect to the Hotels that it acquires in exchange for Units, the Company (i) may be allocated lower amounts of depreciation deductions for tax purposes with respect to such Hotels than would be allocated to the Company if such Hotels were to have a tax basis equal to their fair market value at the time of contribution and (ii) may be allocated taxable gain in the event of a sale of such Hotels in excess of the economic profit allocated to the Company as a result of such sale. These allocations possibly could cause the Company to recognize taxable income in excess of cash proceeds, which might adversely affect the Company's ability to comply with the REIT distribution requirements, although the Company does not anticipate that this event will occur. The application of Section 704(c) to the Hotel Partnerships is not entirely clear, however, and may be affected by Treasury Regulations promulgated in the future.

     Basis in Hotel Partnership Interest. The Company's adjusted tax basis in its partnership interest in a Hotel Partnership generally is equal to (i) the amount of cash and the basis of any other property contributed to the Hotel Partnership by the Company, (ii) increased by (A) its allocable share of the Hotel Partnership's income and (B) its allocable share of indebtedness of the Hotel Partnership, and
(iii) reduced, but not below zero, by (A) the Company's allocable share of the Hotel Partnership's loss and (B) the amount of cash distributed to the Company, including constructive cash distributions resulting from a reduction in the Company's share of indebtedness of the Hotel Partnership.

     If the allocation of the Company's distributive share of the Hotel Partnership's loss would reduce the adjusted tax basis of the Company's partnership interest in the Hotel Partnership below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce the Company's adjusted tax basis below zero. To the extent that the Hotel Partnership's distributions, or any decrease in the Company's share of the indebtedness of the Hotel Partnership (such decrease being considered a constructive cash distribution to the partners), would reduce the Company's adjusted tax basis below zero, such distributions (including such constructive distributions) will constitute taxable income to the Company. Such distributions and constructive distributions normally will be characterized as capital gain, and, if the Company's partnership interest in the Hotel Partnership has been held for longer than the long-term capital gain holding period (currently one year), the distributions and constructive distributions will constitute long-term capital gain.

     Depreciation Deductions Available to the Partnership. Immediately after the Offering, the Company will make a cash contribution, through its wholly-owned subsidiaries, to the Partnership and the Second Subsidiary Partnership in exchange for an additional partnership interest in such partnerships and such partnerships will use such contribution to acquire the Acquisition Hotels. To the extent that a Hotel Partnership has acquired or will acquire the Hotels for cash, the Hotel Partnership's initial basis in such Hotels for federal income tax purposes generally is or will be equal to the purchase price paid by the Hotel Partnership. The Hotel Partnerships plan to depreciate such depreciable Hotel property for federal income tax purposes under either the modified accelerated cost recovery system of depreciation ("MACRS") or the alternative depreciation system of depreciation ("ADS"). The Hotel Partnerships plan to use MACRS for furnishings and equipment. Under MACRS, the Hotel Partnerships generally will depreciate such furnishings and equipment over a seven-year recovery period using a 200% declining balance method and a half-year convention. If, however, a Hotel Partnership places more than 40% of its furnishings and equipment in service during the last three months of a taxable year, a mid-quarter depreciation convention must be used for the furnishings and equipment placed in service during that year. The Hotel Partnerships plan to use ADS for buildings and improvements. Under ADS, the Hotel Partnerships generally will depreciate such buildings and improvements over a 40-year recovery period using a straight line method and a mid-month convention. However, to the extent that a Hotel Partnership has acquired or will acquire the Hotels in exchange for Units, the Hotel Partnership's initial basis in each Hotel for federal income tax purposes should be the same as the transferor's basis in that Hotel on the date of acquisition. Although the law is not entirely clear, the Hotel Partnerships generally intend to depreciate such depreciable property for federal income tax purposes over the same remaining useful lives and under the same methods used by the transferors. A Hotel Partnership's tax depreciation deductions will be allocated among the partners in accordance with their respective interests in the Hotel Partnership (except to the extent that the Hotel Partnership is required under Code section 704(c) to use a method for allocating depreciation deductions attributable to the Hotels or other contributed properties that results in the Company receiving a disproportionately large share of such deductions).

SALE OF THE PARTNERSHIP'S OR A SUBSIDIARY PARTNERSHIP'S PROPERTY

     Generally, any gain realized by the Partnership or a Subsidiary Partnership on the sale of property held for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain recognized by the Partnership or a Subsidiary Partnership on the disposition of the Hotels will be allocated first to the Limited Partners under section 704(c) of the Code to the extent of their "built-in gain" on those Hotels for federal income tax purposes. The Limited Partners' "built-in gain" on the Hotels sold will equal the excess of the Limited Partners' proportionate share of the book value of those Hotels over the Limited Partners' tax basis allocable to those Hotels at the time of the sale. Any remaining gain recognized by the Partnership or a Subsidiary Partnership on the disposition of the Hotels will be allocated among the partners in accordance with the applicable partnership agreement. The

Board of Trustees has adopted a policy that any decision to sell any Fisher Initial Hotel will be made by a majority of the Independent Trustees. See "Risk Factors -- Conflicts of Interest -- Conflicts Relating to Sales, Refinancing or Prepayment of Indebtedness of Fisher Hotels."

     The Company's share of any gain realized by the Partnership or a Subsidiary Partnership on the sale of any property held by the Partnership or a Subsidiary Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership's or a Subsidiary Partnership's trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See "Federal Income Tax
Considerations -- Requirements for Qualification -- Income Tests." Such prohibited transaction income also may have an adverse effect upon the Company's ability to satisfy the income tests for REIT status. See "Federal Income Tax Considerations -- Requirements For Qualification -- Income Tests" above. The Company, however, does not presently intend to allow the Partnership or a Subsidiary Partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of the Company's, the Partnership's or a Subsidiary Partnership's trade or business.

                                  UNDERWRITING

     The Underwriters named below, represented by Montgomery Securities, Bear, Stearns & Co. Inc., Alex. Brown & Sons Incorporated, Everen Securities, Inc. and Morgan Keegan & Company, Inc. (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company the number of Common Shares indicated below opposite their respective names at the Price to Public less the Underwriting Discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares, if they purchase any. In the event of a default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

                                                                               NUMBER OF SHARES
                                UNDERWRITERS                                   TO BE PURCHASED
-----------------------------------------------------------------------------  ----------------
Montgomery Securities........................................................      2,000,000
Bear, Stearns & Co. Inc......................................................      2,000,000
Alex. Brown & Sons Incorporated..............................................      2,000,000
Everen Securities, Inc.......................................................      2,000,000
Morgan Keegan & Company, Inc.................................................      2,000,000
                                                                                   ---------
          Total..............................................................     10,000,000
                                                                                   =========

     The Representatives propose initially to offer the Common Shares to the public at the Price to Public set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a concession of not more than $0.35 per share; and the Underwriters may allow, and such dealers may reallow, a concession of not more than $0.10 per share to certain other dealers. The Common Shares are offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part. After the Offering, the offering price, discount, allowances, concessions and other selling terms may be changed by the Representatives.

     The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 1,500,000 additional Common Shares to cover over-allotments, if any, at the Offering Price, less the Underwriting Discount. To the extent that the Underwriters exercise this option, the Underwriters will be committed, subject to certain conditions, to purchase such additional Common Shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with the Offering.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments to the Underwriters as may be required to make in respect thereof.

     The Company and certain shareholders of the Company will agree that, except under certain circumstances, for a period of 90 days after the date of this Prospectus, they will not, without the consent of Montgomery Securities, issue, sell or dispose of any Common Shares or any shares convertible or exchangeable into any Common Shares. See "Shares Eligible for Future Sale."

     The Representatives have informed the Company that they do not expect to make sales to accounts over which they exercise discretionary authority.

                                 LEGAL MATTERS

     The validity of the Common Shares offered hereby will be passed upon for the Company by Hunton & Williams. In addition, the description of federal income tax consequences contained in the section of the Prospectus entitled "Federal Income Tax Considerations" is based on the opinion of Hunton & Williams. Certain legal matters related to the Offering will be passed upon for the Underwriters by O'Melveny & Myers LLP, San Francisco, California. In rendering their opinions, O'Melveny & Myers LLP will rely upon the opinion of Hunton & Williams as to certain matters of Virginia law, and Hunton & Williams and O'Melveny & Myers LLP will rely upon the opinion of Ballard Spahr Andrews & Ingersoll as to certain matters of Maryland law.

                                    EXPERTS

     The consolidated financial statements and related financial statement schedule of Innkeepers USA Trust, as of December 31, 1994 and 1995, and for the period September 30, 1994 (inception) through December 31, 1994 and the year ended December 31, 1995; the combined financial statements of JF Hotel, Inc. and JF Hotel II, Inc. as of December 31, 1994 and 1995 and for the period September 30, 1994 (inception) through December 31, 1994 and the year ended December 31, 1995; the combined financial statements of the Fisher Initial Hotels as of December 31, 1992 and 1993 and June 30, 1994 and for the years ended December 31, 1991, 1992 and 1993 and the six months ended June 30, 1994; the combined financial statements of the DeBoer Hotels as of December 30, 1994 and December 31, 1995 and for the years ended December 31, 1993, December 30, 1994 and December 31, 1995; and the financial statements of Amerimar Cherry Hill Associates Limited Partnership as of December 31, 1995 and for the year ended December 31, 1995 and the financial statements of BA Harrisburg Associates as of December 31, 1995 and for the year ended December 31, 1995; all of which have been included or incorporated by reference in this Prospectus have all been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their reports thereon included or incorporated by reference herein and in the Registration Statement. Such financial statements and financial statement schedule are included or incorporated herein by reference in reliance upon such reports given on their authority as experts in accounting and auditing.

     In addition, the financial statements of Liberty High Income Plus Limited Partnership (referred to as the "Liberty Hotels") as of December 30, 1994 and December 31, 1993 and for the 52-week periods ended December 30, 1994, December 31, 1993 and January 1, 1993 have been incorporated by reference herein and in the Registration Statement, in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission (File No. 0-24568) pursuant to the Exchange Act are incorporated herein by reference:

          1. The Company's Annual Report on Form 10-K for the year ended December 31, 1995.

          2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996.

          3. The Company's Current Reports on Form 8-K filed with the Commission on February 21, 1996 and May 22, 1996 as amended on Form 8-K/A on July 17, 1996.

          4. The description of the Common Shares of the Company included in the Company's registration statement on Form 8-A, dated September 19, 1996;

          5. Financial statements of the Liberty Hotels (seven of the Current Hotels purchased by the Company in October 1995) for the years ended December 30, 1993 and December 31, 1994 included in the Company's 8-K/A, dated December 1, 1995;

          6. Financial statements of the Fisher Initial Hotels included in the Company's Form S-11 Registration Statement (File No. 33-95622); and

          7. All other documents filed with the Commission under the Exchange Act prior to the termination of the Offering.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents which are incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Innkeepers USA, 306 Royal Poinciana Way, Palm Beach, Florida 33480, Attention: Corporate Secretary, telephone number (407) 835-1800.

     Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified shall not be deemed to constitute a part of this Prospectus, except as so modified, and any statement so superseded shall not be deemed to constitute a part of this Prospectus.

                                    GLOSSARY

     Unless the context otherwise requires, the following capitalized terms shall have the meanings set forth below for the purposes of this Prospectus.

     "Acquisition Hotels" means the nine Residence Inn hotels and one Hampton Inn hotel to be acquired by the Partnership concurrently with or shortly after the closing of the Offering.

     "ADR" means average daily room rate.

     "Affiliate" means (i) any person that, directly or indirectly, controls or is controlled by or is under common control with such person, (ii) any other person that owns, beneficially, directly or indirectly, five percent (5%) or more of the outstanding capital shares, shares or equity interests of such person, or (iii) any officer, director, employee, partner or trustee of such person or any person controlling, controlled by or under common control with such person (excluding trustees and persons serving in similar capacities who are not otherwise an Affiliate of such person). The term "person" means and includes individuals, corporations, general and limited partnerships, shares companies or associations, joint ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts, or other entities and governments and agencies and political subdivisions thereof. For the purposes of this definition, "control" (including the correlative meanings of the terms "controlled by" and "under common control with"), as used with respect to any person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, through the ownership of voting securities, partnership interests or other equity interests.

     "Assumed Indebtedness" means that certain indebtedness in the approximate principal amount of approximately $24 million to be assumed by the Company in connection with the acquisition of three of the DeBoer Hotels.

     "Atlanta Hotels" means the Residence Inn-Atlanta (Downtown), Georgia hotel and the Hampton Inn-Norcross, Georgia hotel, both of which are included in the Acquisition Hotels.

     "Base Rent" means the fixed obligation of the Lessee to pay a sum certain in annual rent under each of the Percentage Leases.

     "Board of Trustees" means the Board of Trustees of the Company.

     "Bulger Employment Agreement" means the Company's employment agreement with Mr. Bulger, dated April 10, 1995.

     "Bylaws" means the Bylaws of the Company.

     "Cash Available for Distribution" means the sum of (a) 4% of room revenues, which the Company is obligated by the Percentage Leases to make available to the Lessee for the periodic refurbishment and replacement of furniture, fixtures and equipment at the Hotels, and (b) principal amortization on long-term debt and adding the sum of (i) the amortization of franchise costs, (ii) the amortization of loan origination fees, and (iii) the amortization of unearned Trustees' Compensation, minus FFO.

     "Choice" means Choice Hotels International, Inc.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Common Shares" means the shares of beneficial interest, par value $0.01 per share, of the Company.

     "Company" means, collectively, Innkeepers USA Trust, a Maryland real estate investment trust, the Partnership and its Subsidiaries, unless the context otherwise indicates.

     "CPI" means the United States Consumer Price Index, All Urban Consumers, U.S. City Average, All Items (1982-84 = 100)

     "Current Hotels" means the 22 hotels currently owned by the Company.

     "DeBoer Group" means the Affiliates of Jack T. DeBoer from which the Company is acquiring the DeBoer Hotels.

     "DeBoer Hotels" means the seven Residence Inn hotels included in the Acquisition Hotels that the Company is acquiring from the DeBoer Group.

     "Debt Limitation" means the provision in the Company's Declaration of Trust which limits consolidated indebtedness to 50% of the Company's investment in Hotels, at cost, after giving effect to the Company's use of proceeds from any indebtedness.

     "Declaration of Trust" means the Amended and Restated Declaration of Trust of the Company.

     "Development Agreement" means that certain Exclusive Hotel Development Agreement and Covenant Not to Compete between the Company and Mr. Fisher restricting Mr. Fisher's ability to compete with the Company.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Fisher Employment Agreement" means the employment agreement between the Company and Jeffrey H. Fisher, dated September 30, 1994 and amended in February 1996.

     "Fisher Initial Hotels" means the Hampton Inn-West Palm Beach, -Willow Grove (Philadelphia), -Islandia (Long Island) and -Naples hotels, and the Sheraton Inn-Fort Lauderdale hotel.

     "Follow-on Offering" means the follow-on public offering of Common Shares of the Company, which was completed in October 1995.

     "Funds From Operations" means net income, computed in accordance with GAAP, excluding gains or losses from debt restructuring and sales of property, plus depreciation of real property (including furniture, fixtures and equipment) and after adjustments for unconsolidated partnerships and joint ventures.

     "General Partner" means Innkeepers Financial Corporation, a wholly-owned subsidiary of the Company in its capacity as the sole general partner of the Partnership and its sister corporations that serve as general partners of the Subsidiary Partnerships.

     "Hotels" means collectively the Current Hotels and the Acquisition Hotels.

     "Independent Trustee" means a Trustee of the Company who is not an officer or employee of the Company or any Affiliate of (i) any lessee of any property of the Company, (ii) any subsidiary of the Company, or (iii) any partnership which is an Affiliate of the Company.

     "IPO" means the initial public offering of Common Shares by the Company, which was completed in September 1994.

     "JF Atlanta" means JF Atlanta, LLC.

     "Lender" means Nomura Asset Capital Corporation.

     "Lessee" means JF Hotel, Inc., a Virginia corporation, which leases all 22 of the Current Hotels and operates 17 of the Current Hotels, and which will lease all of the Acquisition Hotels and will operate one of the Acquisition Hotels, together with its sister corporation, JF Hotel II, Inc.

     "Limited Partners" means the limited partners of the Partnership.

     "Line of Credit" means the $70 million line of credit facility provided to the Company by the Lender.

     "Loan Agreement" means the mortgage loan agreement applicable to the Line of Credit.

     "Marriott" means Marriott International, Inc. and its subsidiaries, including Residence Inn by Marriott, Inc.

     "Marriott Management Agreements" means the agreements between the Lessee and Marriott, pursuant to which Marriott will operate the nine Residence Inn hotels included in the Acquisition Hotels.

     "Marriott Units" means Units with an aggregate value of $859,000 issuable to Marriott in connection with the Company's acquisition of the Residence Inn-Portland, Maine hotel.

     "Maryland REIT Law" means Title 8, as amended from time to time, of the Corporations and Associations Article of the Annotated Code of Maryland.

     "MGCL" means the Maryland General Corporation Law, as amended from time to time.

     "Mortgage Note" means the $3.8 million mortgage loan assumed by the Partnership in connection with the acquisition of one of the Current Hotels.

     "1994 Plan" means the Company's 1994 Share Incentive Program.

     "NAREIT" means the National Association of Real Estate Investment Trusts, Inc.

     "Offering" means the offering of Common Shares hereby.

     "Offering Price" means the public offering price of the Common Shares to be sold in the Offering.

     "Original Units" means the Units issued by the Partnership in connection with its acquisition of certain of the Hotels acquired in connection with the IPO.

     "Ownership Limitation" means the restriction on ownership (or deemed ownership by virtue of the attribution provisions of the Code) of more than 9.8% of the outstanding Common Shares or any other class of outstanding Shares.

     "Partnership" means, collectively, Innkeepers USA Limited Partnership, a limited partnership organized under the laws of the Commonwealth of Virginia, and its subsidiaries unless the context otherwise indicates.

     "Partnership Agreement" means the partnership agreement of the Partnership as amended and restated.

     "Percentage Leases" means collectively the operating leases between the Lessee and the Company (including the Subsidiary Partnerships) pursuant to which the Lessee leases the Current Hotels from the Partnership, will lease the Acquisition Hotels from the Partnership and will lease any additional hotels acquired by the Company or the Partnership after the date of the Offering.

     "Percentage Rent" means rent based on percentages of room revenue from the Hotels payable by the Lessee pursuant to the Percentage Leases.

     "Preferred Shares" means the preferred shares of beneficial interest, par value $0.01 per share, of the Company.

     "Preferred Units" means the preferred units of limited partnership interest in the Partnership issuable to the DeBoer Group in connection with the Company's acquisition of the DeBoer Hotels.

     "Promus" means Promus Hotels, Inc.

     "Redemption Agreements" mean the separate Redemption and Registration Rights Agreements between the Company and the DeBoer Group and Marriott, respectively, to be entered into upon the closing of the acquisition of the Acquisition Hotels, pursuant to which the DeBoer Group and Marriott, respectively, has been granted Redemption Rights and registration rights with respect to the Preferred Units, the Release Units and the Marriott Units.

     "Redemption Right" means the right of Limited Partners to cause the redemption of Units in exchange for Common Shares on a one-for-one basis (or for an equivalent amount of cash at the election of the Company or if the issuance of Common Shares would result in any person owning, directly or indirectly, more than 9.8% of the Common Shares).

     "REIT" means real estate investment trust, as defined in Section 856 of the Code.

     "Release Units" means Units with an aggregate value of $500,000 issuable to Marriott in connection with the acquisition of the DeBoer Hotels in exchange for Marriott's release of the existing management agreements relating to such hotels.

     "Representatives" means Montgomery Securities, Bear, Stearns & Co. Inc., Alex. Brown & Sons Incorporated, Everen Securities, Inc. and Morgan Keegan & Company, Inc.

     "Rent" means both the Base Rent and Percentage Rent.

     "Residence Inn" means Residence Inn by Marriott hotels.

     "REVPAR" means revenue per available room for the applicable period, calculated by dividing room revenue by available rooms.

     "Securities Act" means the Securities Act of 1933, as amended.

     "Service" means the United States Internal Revenue Service.

     "Shares-in-Trust" means any shares of beneficial interest in the Company designated as Shares-in-Trust pursuant to Article VIII of the Company's Declaration of Trust.

     "Sheraton" means ITT Sheraton Corporation.

     "Subsidiary Partnerships" means the limited partnership subsidiaries that hold or will hold title to certain of the Hotels.

     "Term Loan" means the $30 million term financing from the Lender entered into by the Company in connection with the acquisition of eight of the Current Hotels.

     "TMH" means TMH Hotels, Inc., which currently manages five of the Current Hotels under management agreements with the Lessee.

     "TMH Management Agreements" means the agreements between the Lessee and TMH, pursuant to which TMH manages five of the Current Hotels.

     "Treasury Regulations" means the final, temporary and proposed tax regulations promulgated under the Code.

     "Trustee" means a member of the Company's Board of Trustees.

     "Trustees' Plan" means the Company's Trustees Share Incentive Plan.

     "Underwriter" means the Underwriters named in this Prospectus.

     "Units" means units of partnership interest in the Partnership, including, unless the context requires otherwise, the Preferred Units.

     "Windsor Units" means the 91,991 Units issued to THH Windsor Limited Partnership in connection with the acquisition of the Residence Inn-Windsor, Connecticut hotel.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                       PAGE
                                                                                       -----
                                INNKEEPERS USA TRUST
                                      PRO FORMA
Pro Forma Consolidated Statements of Income for the year ended December 31, 1995, the twelve months ended June 30, 1996, and the six months ended June 30, 1995 and 1996
  (unaudited)........................................................................    F-2
Notes to Pro Forma Consolidated Statements of Income.................................    F-5
Pro Forma Consolidated Balance Sheet as of June 30, 1996 (unaudited).................    F-6
Notes to Pro Forma Consolidated Balance Sheet........................................    F-7
                                     HISTORICAL
Condensed Consolidated Balance Sheets as of December 31, 1995 and June 30, 1996
  (unaudited)........................................................................    F-8
Condensed Consolidated Statements of Income for the three and six months ended June
  30, 1995 and 1996 (unaudited)......................................................    F-9
Condensed Consolidated Statements of Cash Flows for the six months ended June 30,
  1995 and 1996 (unaudited)..........................................................   F-10
Notes to Condensed Consolidated Financial Statements.................................   F-11
                        JF HOTEL, INC. AND JF HOTEL II, INC.
                                      PRO FORMA
Pro Forma Statements of Income for the year ended December 31, 1995, the twelve months ended June 30, 1996, and for the six months ended June 30, 1995 and 1996
  (unaudited)........................................................................   F-15
Notes to Pro Forma Statements of Income..............................................   F-20
                                     HISTORICAL
Condensed Combined Balance Sheets as of December 31, 1995 and June 30, 1996
  (unaudited)........................................................................   F-21
Condensed Combined Statements of Income for the three and six months ended June 30,
  1995 and 1996 (unaudited)..........................................................   F-22
Condensed Combined Statements of Cash Flows for the six months ended June 30, 1995
  and 1996 (unaudited)...............................................................   F-23
Notes to Condensed Combined Financial Statements.....................................   F-24
                                       DEBOER HOTELS
                                         HISTORICAL
Report of Independent Accountants....................................................   F-26
Combined Balance Sheets as of December 31, 1994, December 30, 1995 and June 14, 1996
  (unaudited)........................................................................   F-27
Combined Statements of Operations for the fiscal years ended December 31, 1993,
  December 30, 1994 and December 31, 1995 and for the six months ended June 16, 1995
  and June 14, 1996 (unaudited)......................................................   F-28
Combined Statements of Changes in Partners' Deficit for the fiscal years ended
  December 31, 1993, December 30, 1994, and December 31, 1995 and for the six months
  ended June 16, 1995 and June 14, 1996 (unaudited)..................................   F-29
Combined Statements of Cash Flows for the fiscal years ended December 31, 1993,
  December 30, 1994, and December 31, 1995 and for the six months ended June 16, 1995
  and June 14, 1996 (unaudited)......................................................   F-30
Notes to Combined Financial Statements...............................................   F-31

                              INNKEEPERS USA TRUST

                  PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
         FOR THE YEAR ENDED DECEMBER 31, 1995, THE TWELVE MONTHS ENDED JUNE 30, 1996, AND THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996
            (UNAUDITED, AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

     The following unaudited Pro forma Consolidated Statements of Income of Innkeepers USA Trust are presented as if the acquisition of the Hotels and the consummation of the Offering and the Follow-on Offering and the application of the net proceeds of the Offering and the Follow-on Offering had occurred at the beginning of the periods presented and all of the Hotels had been leased to the Lessee pursuant to the Percentage Leases throughout the periods presented. Such pro forma information is based in part upon the Consolidated Statements of Income of the Company, and the Pro Forma and Historical Statements of Income of the Lessee and should be read in conjunction with the financial statements contained herein or incorporated by reference. In management's opinion, all adjustments necessary to reflect the effects of these transactions have been made.

     The following unaudited Pro Forma Consolidated Statements of Income for the periods presented are not necessarily indicative of what actual results of operations of the Company would have been assuming such transactions had been completed as of the beginning of the periods presented, nor does it purport to represent the results of operations for future periods.

                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                               CURRENT HOTELS(A)             ACQUISITION HOTELS(A)
                                                      ------------------------------------   ---------------------
                                                                    PRO FORMA      CURRENT   OPERATING      OTHER
                                                      HISTORICAL   ADJUSTMENTS     HOTELS     HOTELS       HOTELS     TOTAL
                                                      ----------   -----------     -------   ---------     -------   -------
Operating Data:
  Percentage Lease revenue..........................   $ 11,268      $11,869(B)    $23,137    $13,022(B)   $ 2,355   $38,514
  Other revenue.....................................        197           60(C)       257                                257
                                                        -------      -------       -------    -------      -------   -------
        Total revenue...............................     11,465       11,929       23,394      13,022        2,355    38,771
                                                        -------      -------       -------    -------      -------   -------
  Depreciation and amortization.....................      3,182        4,030(D)     7,212       4,586(D)     1,441    13,239
  Ground rent.......................................        336           83(E)       419                                419
  Interest expense..................................      1,989        3,794(F)     5,783       2,079(F)               7,862
  Amortization of loan origination fees.............        439          335(G)       774                                774
  Taxes and insurance...............................      1,105        1,335(H)     2,440       1,217(H)       329     3,986
  General and administrative........................        510          290(I)       800          80(I)        20       900
  Amortization of unearned Trustees' compensation...         40           15(J)        55                                 55
                                                        -------      -------       -------    -------      -------   -------
        Total expenses..............................      7,601        9,882       17,483       7,962        1,790    27,235
                                                        -------      -------       -------    -------      -------   -------
  Income before minority interest...................      3,864      $ 2,047       $5,911     $ 5,060      $   565    11,536
                                                                     =======       =======    =======      =======
  Minority interest in income.......................       (397)                                                      (2,226)(K)
                                                        -------                                                      -------
  Net income........................................   $  3,467                                                      $ 9,310
                                                        =======                                                      =======
  Preferred Units distributions.....................                                                                   4,524
  Net income per Common Share.......................   $   0.57                                                      $  0.32(L)
                                                        =======                                                      =======
  Weighted average number of Common Shares and
    Common Share equivalents outstanding............      6,836                                                       21,700
                                                        =======                                                      =======

           See Notes to Pro Forma Consolidated Statements of Income.

                       TWELVE MONTHS ENDED JUNE 30, 1996

                                                              CURRENT HOTELS(A)                ACQUISITION HOTELS(A)
                                                     ------------------------------------   ---------------------------
                                                                   PRO FORMA      CURRENT    OPERATING         OTHER
                                                     HISTORICAL   ADJUSTMENTS     HOTELS      HOTELS          HOTELS      TOTAL
                                                     ----------   -----------     -------   -----------     -----------  -------
Operating Data:
  Percentage Lease revenue.........................   $ 18,800      $ 5,989(B)    $24,789     $14,227(B)      $ 2,355    $41,371
  Other revenue....................................        361           60(C)        421                                    421
                                                       -------       ------       -------     -------         -------    -------
        Total revenue..............................     19,161        6,049        25,210      14,227           2,355     41,792
                                                       -------       ------       -------     -------         -------    -------
  Depreciation and amortization....................      5,086        2,126(D)      7,212       4,586(D)        1,441     13,239
  Ground rent......................................        341           83(E)        424                                    424
  Interest expense.................................      3,855        1,928(F)      5,783       2,079(F)                   7,862
  Amortization of loan origination fees............        660          114(G)        774                                    774
  Taxes and insurance..............................      1,868          572(H)      2,440       1,217(H)          329      3,986
  General and administrative.......................        826          260(I)      1,086          80(I)           20      1,186
  Amortization of unearned Trustees'
    compensation...................................         44           15(J)         59                                     59
                                                       -------       ------       -------     -------         -------    -------
        Total expenses.............................     12,680        5,098        17,778       7,962           1,790     27,530
                                                       -------       ------       -------     -------         -------    -------
  Income before minority interest..................      6,481      $   951       $ 7,432     $ 6,265         $   565     14,262
                                                                     ======       =======     =======         =======
  Minority interest in income......................       (459)                                                           (2,753)(K)
                                                       -------                                                           -------
  Net income.......................................   $  6,022                                                            11,509
                                                       =======                                                           =======
  Preferred Units distributions....................                                                                        4,524
  Net income per Common Share......................   $   0.65                                                           $  0.45(L)
                                                       =======                                                           =======
  Weighted average number of Common Shares and
    Common Share equivalents outstanding...........      9,923                                                            21,700
                                                       =======                                                           =======

                         SIX MONTHS ENDED JUNE 30, 1995

                                                              CURRENT HOTELS(A)                ACQUISITION HOTELS(A)
                                                     ------------------------------------   ---------------------------
                                                                   PRO FORMA      CURRENT    OPERATING         OTHER
                                                     HISTORICAL   ADJUSTMENTS     HOTELS      HOTELS          HOTELS      TOTAL
                                                     ----------   -----------     -------   -----------     -----------  -------
Operating Data:
  Percentage lease revenue.........................   $  4,518      $ 6,843(B)    $11,361     $ 5,664(B)      $ 1,178    $18,203
  Other revenue....................................         83           30(C)        113                                    113
                                                       -------       ------       -------     -------         -------    -------
        Total revenue..............................      4,601        6,873        11,474       5,664           1,178     18,316
                                                       -------       ------       -------     -------         -------    -------
  Depreciation and amortization....................      1,140        2,466(D)      3,606       2,294(D)          720      6,620
  Ground rent......................................        166           41(E)        207                                    207
  Interest expense.................................        576        2,315(F)      2,891       1,040(F)                   3,931
  Amortization of loan origination fees............        155          232(G)        387                                    387
  Taxes and insurance..............................        390          830(H)      1,220         608(H)          165      1,993
  General and administrative.......................        295           30(I)        325          40(I)           10        375
  Amortization of unearned trustees'
    compensation...................................         20            7(J)         27                                     27
                                                       -------       ------       -------     -------         -------    -------
        Total expenses.............................      2,742        5,921         8,663       3,982             895     13,540
                                                       -------       ------       -------     -------         -------    -------
  Income before minority interest..................      1,859      $   952       $ 2,811     $ 1,682         $   283      4,776
                                                                     ======       =======     =======         =======    =======
  Minority interest in income......................       (229)                                                             (922)(K)
                                                       -------                                                           -------
  Net income.......................................   $  1,630                                                           $ 3,854
                                                       =======                                                           =======
  Preferred Units distributions....................                                                                        2,262
  Net income per Common Share......................   $   0.35                                                           $  0.12(L)
                                                       =======                                                           =======
  Weighted average number of Common Shares and
    Common Share equivalents outstanding...........      5,377                                                            21,700
                                                       =======                                                           =======

           See Notes to Pro Forma Consolidated Statements of Income.

                         SIX MONTHS ENDED JUNE 30, 1996

                                                               CURRENT HOTELS(A)             ACQUISITION HOTELS(A)
                                                      ------------------------------------   ---------------------
                                                                    PRO FORMA      CURRENT   OPERATING      OTHER
                                                      HISTORICAL   ADJUSTMENTS     HOTELS     HOTELS       HOTELS     TOTAL
                                                      ----------   -----------     -------   ---------     -------   -------
Operating Data:
  Percentage Lease revenue..........................   $ 12,050      $   963(B)    $13,013    $ 6,869(B)   $1,178    $21,060
  Other revenue.....................................        247           30(C)       277                                277
                                                        -------      -------       -------     ------      ------    -------
        Total revenue...............................     12,297          993       13,290       6,869       1,178     21,337
                                                        -------      -------       -------     ------      ------    -------
  Depreciation and amortization.....................      3,044          562(D)     3,606       2,294(D)      720      6,620
  Ground rent.......................................        171           41(E)       212                                212
  Interest expense..................................      2,442          449(F)     2,891       1,040(F)               3,931
  Amortization of loan origination fees.............        376           11(G)       387                                387
  Taxes and insurance...............................      1,153           67(H)     1,220         608(H)      165      1,993
  General and administrative........................        611                       611          40(I)       10        661
  Amortization of unearned Trustees' compensation...         24            7(J)        31                                 31
                                                        -------      -------       -------     ------      ------    -------
        Total expenses..............................      7,821        1,137        8,958       3,982         895     13,835
                                                        -------      -------       -------     ------      ------    -------
  Income before minority interest...................      4,476      $  (144)      $4,332     $ 2,887      $  283      7,502
                                                                     =======       =======     ======      ======
  Minority interest in income.......................       (291)                                                      (1,448) (K)
                                                        -------                                                      -------
  Net income........................................   $  4,185                                                      $ 6,054
                                                        =======                                                      =======
  Preferred Units distributions.....................                                                                   2,262
  Net income per Common Share.......................   $   0.39                                                      $  0.24(L)
                                                        =======                                                      =======
  Weighted average number of Common Shares and
    Common Share equivalents outstanding............     11,569                                                       21,700
                                                        =======                                                      =======

                              INNKEEPERS USA TRUST

              NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

    (A) Represents results of operations for the Current Hotels and the Acquisition Hotels on a pro forma basis as if the Current Hotels and Acquisition Hotels (collectively the "Hotels") were owned by the Company at the beginning of the periods presented and leased to the Lessee under the Percentage Leases throughout the periods presented.

    (B) Represents the Rent payment from the Lessee to the Company calculated on a pro forma basis by applying the Rent provisions in the Percentage Leases to the historical room revenue of the Hotels as if the beginning of the period was the beginning of the lease year. For the three hotels which had no substantive operations for the periods presented, the Percentage Lease Rent payment is assumed to be equal only to the Base Rent provided for in the applicable Percentage Leases.

    (C) Represents rent income on land adjacent to the Holiday Inn Express -- Lexington, Massachusetts hotel.

    (D) Represents depreciation on the Hotel properties and renovations thereto and amortization of capitalized franchise fees. Depreciation is computed based upon estimated useful lives of 40 years for buildings and improvements and 5 years for furniture, fixtures and equipment. These estimated useful lives are based on management's knowledge of the hotels and the hotel industry in general. Amortization of franchise fees is computed using the straight line method over the lives of the franchise agreements which range to 10 years.

    (E) Represents ground rent at the Comfort Inn -- Woburn, Massachusetts hotel.

    (F) Represents interest expense on long-term debt as follows:

                                                                                               INTEREST EXPENSE
                                                                                     ------------------------------------
                                                                                      TWELVE
                                                             PRO FORMA                MONTHS        YEAR       SIX MONTHS
                                                            OUTSTANDING   INTEREST   JUNE 30,   DECEMBER 31,    JUNE 30,
                                                              BALANCE       RATE       1996         1995          1996
                                                            -----------   --------   --------   ------------   ----------
Current Hotels:
  Mortgage Note...........................................    $ 3,635        5.00%    $  182       $  182        $   91
  Line of Credit..........................................     42,000        7.50      3,150        3,150         1,575
  Term Loan...............................................     30,000        8.17      2,451        2,451         1,225
                                                            -----------              --------      ------      ----------
                                                               75,635                  5,783        5,783         2,891
                                                            -----------              --------      ------      ----------
Acquisition Hotels:
  Mortgage note...........................................     14,000       10.35      1,449        1,449           725
  Mortgage notes..........................................     10,000        6.30        630          630           315
                                                            -----------              --------      ------      ----------
                                                               24,000                  2,079        2,079         1,040
                                                            -----------              --------      ------      ----------
                                                              $99,635                 $7,862       $7,862        $3,931
                                                            ===========              =======    ============   ==========

    (G) Represents amortization of loan origination fees over the life of the related indebtedness and assumes that such fees were paid at the beginning of the periods presented.

    (H) Represents real estate and personal property taxes and property insurance to be paid by the Company. Such amounts were derived from historical amounts paid with respect to the Hotels.

    (I) Represents estimated expense for salaries, legal, audit and other expenses. These expenses are to be paid by the Company.

    (J) Represents amortization of 6,896 Common Shares granted to a Trustee over the vesting period of 5 years.

    (K) Calculated as 19.3% of income before minority interest, which represents the pro forma Partnership Units outstanding (4,984,590) after the Offering and the acquisition of the Acquisition Hotels divided by the total Common Shares and Partnership Units outstanding (25,813,743) after the Offering and the acquisition of the Acquisition Hotels.

    (L) Net income per Common Share is computed by dividing income before minority interest less the distributions on the Preferred Units by the weighted average number of Common Shares and Common Share equivalents outstanding for the periods presented.

                              INNKEEPERS USA TRUST

                      PRO FORMA CONSOLIDATED BALANCE SHEET
                                 JUNE 30, 1996

     The following unaudited Pro forma Consolidated Balance Sheet is presented as if the acquisition of the Acquisition Hotels and the closing of the Offering and the application of the net proceeds of the Offering had occurred on June 30, 1996. Such pro forma information is based in part upon the consolidated balance sheets of the Company. Such information should be read in conjunction with the financial statements contained herein or incorporated by reference. In management's opinion, all adjustments necessary to reflect the effects of these transactions have been made.

     The following unaudited Pro forma Consolidated Balance Sheet is not necessarily indicative of what the actual financial position would have been assuming such transactions had been completed as of June 30, 1996, nor does it purport to represent the future financial position of the Company.

                                                                          PRO FORMA
                                                          HISTORICAL     ADJUSTMENTS       PRO FORMA
                                                          ----------     -----------       ---------
                                                              (UNAUDITED, AMOUNTS IN THOUSANDS)
                                               ASSETS
Investment in Hotel properties, at cost.................   $ 175,918      $ 149,766(A)     $ 325,684
Accumulated depreciation................................     (13,151)                        (13,151)
                                                          ----------     -----------       ---------
Net investment in Hotel properties......................     162,767        149,766          312,533
Cash and cash equivalents...............................       6,511         18,493(B)        25,004
Due from Lessee.........................................       3,264                           3,264
Deferred expenses, net..................................       2,551            488(C)         3,039
Other assets............................................         335                             335
                                                          ----------     -----------       ---------
          Total assets..................................   $ 175,428      $ 168,747        $ 344,175
                                                            ========      =========         ========
                                LIABILITIES AND SHAREHOLDERS' EQUITY
Long-term debt..........................................   $  78,673      $  20,962(D)     $  99,635
Accounts payable and other accrued expenses.............         518                             518
Distributions payable...................................       2,603                           2,603
Minority interest in Partnership........................       6,084         40,510(E)        46,594
                                                          ----------     -----------       ---------
          Total liabilities.............................      87,878         61,472          149,350
                                                          ----------     -----------       ---------
Shareholders' Equity:
  Preferred Shares......................................
  Common Shares.........................................         108            100(F)           208
  Additional paid-in capital............................      90,630        107,250(G)       197,880
  Unearned Trustees' compensation.......................        (161)           (75)(H)         (236)
  Distributions in excess of net earnings...............      (3,027)                         (3,027)
                                                          ----------     -----------       ---------
          Total shareholders' equity....................      87,550        107,275          194,825
                                                          ----------     -----------       ---------
          Total liabilities and shareholders' equity....   $ 175,428      $ 168,747        $ 344,175
                                                            ========      =========         ========

             See Notes to the Pro Forma Consolidated Balance Sheet.

                              INNKEEPERS USA TRUST

                 NOTES TO PRO FORMA CONSOLIDATED BALANCE SHEET

     (A) Represents the purchase prices ($142,033,000) of the Acquisition Hotels net of deposits made prior to June 30, 1996 ($2,816,000), the purchase price of the Comfort Inn -- Woburn, Massachusetts hotel ($2,977,000) net of deposits made prior to June 30, 1996 ($106,000) purchased after June 30, 1996, closing costs ($2,428,000) of the Acquisition Hotels, and renovations at certain hotels ($5,250,000). Does not include certain discretionary renovations at the Comfort Inn -- Woburn, Massachusetts and the Holiday Inn Express -- Lexington, Massachusetts hotels ($3,000,000).

     (B) Represents the net proceeds from the Offering ($101,700,000) less the cash paid for the Acquisition Hotels and related renovations and closing costs ($76,810,000), the cash paid for the Comfort Inn -- Woburn, Massachusetts hotel ($2,871,000), the cash paid for franchise fees ($488,000), and the payment on the Line of Credit ($3,038,000).

     (C) Represents the capitalization of franchise fees ($488,000) for the Comfort Inn -- Woburn, Massachusetts hotel and the Acquisition Hotels.

     (D) Represents payment on the Line of Credit from the proceeds of the Offering ($3,038,000) (See "Use of Proceeds") and the assumption of three mortgages encumbering certain of the Acquisition Hotels ($24,000,000).

     (E) Represents the value assigned to the Partnership Units issued to the sellers of certain Acquisition Hotels ($46,085,000) as adjusted to reflect dilution to the minority interest as a result of the Offering ($5,575,000).

     (F) Reflects the par value of Common Shares expected to be sold in the Offering and the Common Shares to be issued to a Trustee.

     (G) Net increase reflects the gross proceeds from the Offering ($108,750,000) less the estimated underwriting and other expenses of the Offering ($7,050,000), less the par value of the common shares issued ($100,000), plus the value of the Common Shares issued to a Trustee ($75,000) and plus the allocation of equity from minority interest ($5,575,000).

     (H) Represents the value of 6,896 Common Shares issued to a Trustee.

                              INNKEEPERS USA TRUST

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                   DECEMBER 31, 1995   JUNE 30, 1996
                                                                   -----------------   -------------
                                                                                        (UNAUDITED)
                                               ASSETS
Investment in Hotel properties, at cost:
  Land...........................................................      $  17,380         $  20,025
  Buildings and improvements.....................................        112,899           136,413
  Furniture and equipment........................................         16,245            19,480
                                                                        --------          --------
                                                                         146,524           175,918
  Accumulated depreciation.......................................        (10,137)          (13,151)
                                                                        --------          --------
  Net investment in Hotel properties.............................        136,387           162,767
Cash and cash equivalents........................................          2,093             6,511
Due from Lessee..................................................          2,048             3,264
Deferred expenses, net...........................................          2,300             2,551
Other assets.....................................................            511               335
                                                                        --------          --------
          Total assets...........................................      $ 143,339         $ 175,428
                                                                        ========          ========
                                LIABILITIES AND SHAREHOLDERS' EQUITY
Long-term debt...................................................      $  45,636         $  78,673
Accrued expenses -- Offering.....................................            415                 0
Accounts payable and other accrued expenses......................            431               518
Distributions payable............................................          2,487             2,603
Minority interest in Partnership.................................          6,124             6,084
                                                                        --------          --------
          Total liabilities......................................         55,093            87,878
                                                                        --------          --------
Commitments and contingencies (Note 6)
Shareholders' equity:
  Preferred Shares, $.01 par value, 20,000,000 shares authorized,
     no shares issued or outstanding.............................              0                 0
  Common Shares, $.01 par value, 100,000,000 shares authorized,
     10,821,401 and 10,817,883 shares issued and outstanding at
     June 30, 1996 and December 31, 1995, respectively...........            108               108
  Additional paid-in capital.....................................         90,659            90,630
  Unearned Trustees' compensation................................           (185)             (161)
  Distributions in excess of net earnings........................         (2,336)           (3,027)
                                                                        --------          --------
          Total shareholders' equity.............................         88,246            87,550
                                                                        --------          --------
          Total liabilities and shareholders' equity.............      $ 143,339         $ 175,428
                                                                        ========          ========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                              INNKEEPERS USA TRUST

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                THREE MONTHS    THREE MONTHS     SIX MONTHS      SIX MONTHS
                                                    ENDED           ENDED           ENDED           ENDED
                                                JUNE 30, 1995   JUNE 30, 1996   JUNE 30, 1995   JUNE 30, 1996
                                                -------------   -------------   -------------   -------------
                                                 (UNAUDITED)     (UNAUDITED)     (UNAUDITED)     (UNAUDITED)
Revenue:
  Percentage Lease revenue....................    $   2,238      $     6,354      $   4,518      $    12,050
  Other revenue...............................           51              153             83              247
                                                -----------      -----------     ----------      -----------
          Total revenue.......................        2,289            6,507          4,601           12,297
                                                -----------      -----------     ----------      -----------
Expenses:
  Depreciation and amortization...............          615            1,575          1,140            3,044
  Ground rent.................................           83               86            166              171
  Interest expense............................          433            1,377            576            2,442
  Amortization of loan origination fees.......          124              215            155              376
  Real estate and personal property taxes and
     property insurance.......................          212              638            390            1,153
  General and administrative..................          112              390            295              611
  Amortization of unearned Trustees'
     compensation.............................           10               12             20               24
                                                -----------      -----------     ----------      -----------
          Total expenses......................        1,589            4,293          2,742            7,821
                                                -----------      -----------     ----------      -----------
Income before minority interest...............          700            2,214          1,859            4,476
Minority interest in income...................          (86)            (144)          (229)            (291)
                                                -----------      -----------     ----------      -----------
Net income....................................    $     614      $     2,070      $   1,630      $     4,185
                                                ===========      ===========     ==========      ===========
Net income per Common Share...................    $     .13      $       .19      $     .35      $       .39
                                                ===========      ===========     ==========      ===========
Weighted average number of Common Shares
  and Common Share equivalents (units)
  outstanding.................................    5,376,600       11,568,783      5,376,600       11,568,687
                                                ===========      ===========     ==========      ===========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                              INNKEEPERS USA TRUST

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
       (IN THOUSANDS, EXCEPT SUPPLEMENTAL NON-CASH FINANCING ACTIVITIES)

                                                                SIX MONTHS ENDED   SIX MONTHS ENDED
                                                                 JUNE 30, 1995      JUNE 30, 1996
                                                                ----------------   ----------------
                                                                  (UNAUDITED)        (UNAUDITED)
Cash flows from operating activities:
  Net income..................................................      $  1,630           $  4,185
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization............................         1,160              3,068
     Amortization of loan origination fees....................           155                376
     Minority interest in Partnership.........................           229                291
Change in operating assets and liabilities:
  (Increase) decrease in:
     Due from Lessee..........................................            42             (1,216)
     Deferred expenses, net...................................          (851)               (10)
     Other assets.............................................           156                176
  Increase (decrease) in:
     Accounts payable and other accrued expenses..............          (830)                87
                                                                     -------           --------
          Net cash provided by operating activities...........         1,691              6,957
                                                                     -------           --------
Cash flows from investing activities:
  Investment in Hotel properties..............................       (19,032)           (26,544)
  Cash paid for franchise fees................................          (154)              (122)
  Deposit on Acquisition Hotels...............................             0             (2,850)
                                                                     -------           --------
          Net cash used in investing activities...............       (19,186)           (29,516)
                                                                     -------           --------
Cash flows from financing activities:
  Proceeds from long-term debt................................        21,867             35,086
  Payments on long-term debt..................................          (782)            (2,049)
  Payments on dividend reinvestment plan......................             0                (49)
  Proceeds from issuance of Common Shares.....................             0                  2
  Payments on accrued expenses-Offering.......................            (4)              (397)
  Distributions paid..........................................        (2,085)            (5,091)
  Loan origination fees paid..................................          (700)              (525)
                                                                     -------           --------
          Net cash provided by financing activities...........        18,296             26,977
                                                                     -------           --------
Net increase in cash and cash equivalents.....................           801              4,418
Cash and cash equivalents at beginning of period..............         1,455              2,093
                                                                     -------           --------
Cash and cash equivalents at end of period....................      $  2,256           $  6,511
                                                                     =======           ========
Supplemental cash flow information:
  Interest paid...............................................      $    547           $  2,442
                                                                     =======           ========

Supplemental non-cash financing activities:
     The Company (and the Partnership) declared a quarterly distribution of $0.19375 and $0.215 per Common Share and Common Share equivalent (Units) outstanding for the quarters ending March 31 and June 30, 1995, respectively. The Company declared a quarterly distribution of $0.225 per Common Share and Common Share equivalent (Units) outstanding for the quarters ending March 31 and June 30, 1996, respectively. The aggregate amount of distributions paid for each such quarter was approximately $1,042,000, $1,156,000, $2,603,000 and $2,603,000, respectively, and is to be treated as ordinary income and return on capital for income tax purposes on the part of the recipient.

     The Company reversed $18,000 of accrued expenses-Offering which was recorded in additional paid in capital for the period January 1, 1996 through June 30, 1996.

  The accompanying notes are an integral part of these condensed consolidated statements.

                              INNKEEPERS USA TRUST

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BASIS OF PRESENTATION

     Innkeepers USA Trust (including its wholly owned subsidiaries, the "Company") commenced operations on September 30, 1994 and owns 21 hotels in eleven states at June 30, 1996. On September 30, 1994, the Company sold 4,690,000 common shares of beneficial interest ("Common Shares") in a public offering (the "IPO") and used substantially all of the net proceeds of the IPO to acquire an approximate 87.7% equity interest in Innkeepers USA Limited Partnership (with its subsidiary partnerships, the "Partnership"). The Partnership used substantially all of such proceeds to purchase seven existing hotels (the "Initial Hotels"). The Company has acquired 14 hotels subsequent to the IPO (the "Acquired Hotels" and together with the Initial Hotels, the "21 Hotels"). On October 6, 1995, the Company sold 6,100,000 common shares of beneficial interest in a public offering (the "Follow-on Offering"), contributed substantially all of the net proceeds to the Partnership and after such contribution owned a 93.5% equity interest in the Partnership. The Partnership used proceeds of the Follow-on Offering and a $30 million term loan ("Term Loan") to purchase eight of the Acquired Hotels.

     The Company leases the Hotels to JF Hotel, Inc. or JF Hotel II, Inc. (collectively, the "Lessee") pursuant to leases which provide for rent based, in substantial part, on the room revenues of the 21 Hotels ("Percentage Leases").

     In the opinion of the Company, the accompanying condensed consolidated financial statements contain all adjustments, which consist only of normal and recurring adjustments, necessary for a fair presentation of results for the periods indicated. The results of any interim period are not necessarily indicative of results for the full year. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes thereto for the year ended December 31, 1995. The December 31, 1995 condensed consolidated balance sheet was derived from audited financial statements, but does not include all disclosures required by generally accepted accounting principles.

2. RESTRICTED CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of approximately $5.5 million that is required to be held in escrow accounts as specified by the terms of the Company's $70 million line of credit ("Line of Credit") and the Term Loan. The restricted cash and cash equivalents is to be used to pay for insurance, taxes, furniture, fixtures and equipment and capital expenditures pertaining to the twelve hotels that collateralize the Line of Credit and the eight hotels that collateralize the Term Loan.

3. LONG-TERM DEBT

     Long-term debt consists of a mortgage note collateralized by one hotel (the "Mortgage Note"), outstanding borrowings under the Line of Credit and the Term Loan.

     The Mortgage Note is payable in monthly installments of $23,526 including interest at 5.0% through January 2002. The outstanding principal balance on the Mortgage Note was approximately $3.6 million at June 30, 1996.

     Outstanding borrowings under the Line of Credit bear interest at the 30-day LIBOR rate plus 175 basis points. The average interest rate on borrowings under the Line of Credit for the six months ended June 30, 1996 was 7.45% per annum, and the Line of Credit expires March 1998. The outstanding principal balance on the Line of Credit was approximately $45 million at June 30, 1996.

                              INNKEEPERS USA TRUST

     The Term Loan matures in 20 years and bears interest at a 8.17% fixed annual rate. The Term Loan has scheduled principal amortization based on a 20-year term commencing on the second anniversary of the Term Loan. Interest on the outstanding principal balance of the Term Loan will accrue at 13.17% per annum if the outstanding principal balance is not paid in full by the twelfth year of the Term Loan. The outstanding principal balance on the Term Loan was $30 million at June 30, 1996.

     Substantially all of the Company's assets, other than one of the 21 Hotels, are pledged as collateral on the Line of Credit and Term Loan.

     The scheduled principal payments to be made in future years are as follows (in thousands):

        1996...............................................................  $    51
        1997...............................................................   45,295
        1998...............................................................      745
        1999...............................................................      805
        2000...............................................................      870
        Thereafter.........................................................   30,907
                                                                             -------
                                                                             $78,673
                                                                             =======

4. SHARE OPTION PLAN

     The Company has adopted a share option plan which covers employees and officers of the Company. The Company has reserved 800,000 Common Shares for issuance upon the exercise of options under the plan. The plan provides for the granting of incentive share options and non-qualified options. The option price of incentive share options may not be less than the fair market value of the Common Shares at the date of grant. The Company has granted 110,000 incentive share options and 140,000 non-qualified options to an officer of the Company, who is also a Trustee, at an exercise price of $10.00 per share. In February 1996, the Company granted an additional 156,000 non-qualified options to the officer at an exercise price of $9.75. Additionally, the Company has granted 15,000 non-qualified options to three of its non-employee trustees at an exercise price of $10.00 per share. The incentive share options vest over a ten year period and the non-qualified options vest over a five year period, except for the 156,000 non-qualified options granted in February 1996, of which 32,000 vest in each of 1996, 1997, and 1998, and 60,000 vest in 1999. The Company has also granted 20,000 incentive share options to an officer of the Company at an exercise price of $8.875, which vest over a three year period. No options were exercised as of June 30, 1996.

5. ACQUISITIONS

     In February 1996, the Company acquired an existing hotel from an unaffiliated party for approximately $7,000,000 in cash.

     In May 1996, the Company acquired two existing hotels from an unaffiliated party for approximately $16,800,000 in cash.

6. COMMITMENTS AND RELATED PARTY TRANSACTIONS

     Pursuant to the Partnership's Partnership Agreement, limited partners who hold units of limited partnership interest in the Partnership ("Units") have redemption rights which enable them to redeem their Units in exchange for cash or, at the Company's option, for Common Shares on a one-for-one basis at any time after September 30, 1995 or, in the case of 91,991 Units, October 7, 1997. The aggregate number of Common Shares issuable upon exercise of the redemption rights is 747,423 at June 30, 1996. In February 1996, 3,285 Units were redeemed for 3,285 Common Shares.

                              INNKEEPERS USA TRUST

     The 21 Hotels are operated under franchise agreements and are licensed as Hampton Inn, Residence Inn, Sheraton Inn, Holiday Inn Express or Comfort Inn hotels. The Company has paid or will pay the cost of obtaining or transferring Franchise Licenses to the Lessee. The Franchise License require the payment of fees based on a percentage of hotel room revenue. These fees are paid by the Lessee, which holds the Franchise Licenses.

     The Company earned Percentage Lease revenue of $12,050,000 and $4,518,000 for the six months ended June 30, 1996 and June 30, 1995, respectively. At June 30, 1996, the Lessee owed the Company approximately $3,491,000 in Percentage Lease revenue under the Percentage Leases. The Company evaluated the creditworthiness of the Lessee and has determined that an allowance for doubtful accounts is not warranted. The Company has not incurred any losses pertaining to Percentage Lease receivables for the six months ended June 30, 1996.

     The Lessee has future minimum base lease commitments under the Percentage Lease agreements to the Company through the year 2006. Minimum future Base Rent, under the Percentage Leases, are as follows (in thousands):

          1996............................................................  $ 5,942
          1997............................................................   11,885
          1998............................................................   11,885
          1999............................................................   11,885
          2000............................................................   11,885
          Thereafter......................................................   53,949

     The Lessee's net income and gross room revenue were approximately $826,000 and $25,333,000, respectively, for the six months ended June 30, 1996 and $410,000 and $9,514,000, respectively, for the six months ended June 30, 1995 and are derived solely from the operations of the Company's hotels.

     At June 30, 1996, the Company's Declaration of Trust limited the consolidated indebtedness of the Company to 50.0% of the Company's investment in hotels, at cost, after giving effect to the Company's use of proceeds from any indebtedness. The Company's consolidated indebtedness is 45% of its investment in hotels, at cost, at June 30, 1996.

7. SUBSEQUENT EVENTS

ACQUISITIONS

     In March 1996, the Company contracted to acquire on or about September 1, 1996 two Hotels under development from an unaffiliated party for approximately $27,500,000 in cash.

     In August 1996, the Company acquired an existing Hotel from an unaffiliated party for approximately $3,000,000 in cash.

DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN

     In March 1996, the Company established a dividend reinvestment and share purchase plan ("Plan") for its shareholders. In April and July 1996, 233 and 330 common shares were issued under the Plan, respectively.

REDEMPTION OF UNITS

     In July 1996, 526 units were redeemed for 526 Common Shares.

                              INNKEEPERS USA TRUST

8. PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

     The unaudited pro forma consolidated statements of income of the Company is presented as if the acquisition of the 21 Hotels has occurred at the beginning of the periods presented and all of the 21 Hotels had been leased to the Lessee pursuant to the Percentage Leases throughout the periods presented.

     The unaudited pro forma consolidated statements of income for the periods presented are not necessarily indicative of what actual results of operations of the Company would have been assuming such transactions had been completed as of the beginning of the periods presented, nor does it purport to represent the results of operations for future periods.

                                                                     FOR THE SIX    FOR THE SIX
                                                                     MONTHS ENDED   MONTHS ENDED
                                                                       JUNE 30,       JUNE 30,
                                                                         1995           1996
                                                                     ------------   ------------
Operating Data:
  Percentage Lease revenue.........................................  $    11,233    $    12,781
  Other revenue....................................................          456            456
                                                                     -----------    -----------
          Total Revenue............................................       11,689         13,237
                                                                     -----------    -----------
  Depreciation and amortization....................................        3,449          3,449
  Ground rent......................................................          168            168
  Interest expense.................................................        3,004          3,004
  Amortization of origination fees.................................          480            480
  Real estate and personal property taxes and property insurance...        1,164          1,164
  General and administrative.......................................          500            500
  Amortization of unearned Trustees' compensation..................           24             24
                                                                     -----------    -----------
          Total expenses...........................................        8,789          8,789
  Income before minority interest..................................        2,900          4,448
  Minority interest in income......................................         (189 )         (289 )
                                                                     -----------    -----------
          Net income...............................................  $     2,711    $     4,159
                                                                     ===========    ===========
  Net income per common share......................................  $      0.25    $      0.38
                                                                     ===========    ===========
  Weighted average number of Common Shares and Common Share
     equivalents (units) outstanding...............................   11,568,591     11,568,591
                                                                     ===========    ===========

                      JF HOTEL, INC. AND JF HOTEL II, INC.

                         PRO FORMA STATEMENTS OF INCOME
           FOR THE YEAR ENDED DECEMBER 31, 1995, TWELVE MONTHS ENDED
         JUNE 30, 1996, AND THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996
                       (UNAUDITED, AMOUNTS IN THOUSANDS)

     The following unaudited Pro forma Statements of Income of JF Hotel, Inc. and JF Hotel II, Inc. (the "Lessee") are presented as if the Hotels had been leased from the Partnership pursuant to the Percentage Leases from the beginning of the periods presented. Such pro forma information is based in part upon the Statements of Income of the Lessee and the Hotels and should be read in conjunction with the financial statements contained herein or incorporated by reference. In management's opinion, all adjustments necessary to reflect the effects of these transactions have been made.

     The following unaudited Pro forma Statements of Income for the periods presented are not necessarily indicative of what actual results of operations of the Lessee would have been assuming such transactions had been completed as of the beginning of the periods presented, nor does it purport to represent the results of operations for future periods.

                          YEAR ENDED DECEMBER 31, 1995

                                                              CURRENT HOTELS
                                           -----------------------------------------------------
                                                          PRIOR TO       PRO FORMA
                                                         ACQUISITION    ADJUSTMENTS
                                           HISTORICAL        (A)            (B)        PRO FORMA
                                           ----------    -----------    -----------    ---------
Gross operating revenue:
 Room revenue...........................    $  24,412      $26,884       $     (18)    $ 51,278
 Food and Beverage......................          626           51                          677
 Telephone..............................          743        1,056                        1,799
 Interest...............................                        46             (46)
 Other..................................          526          640             (59)       1,107
                                           ----------    -----------    -----------    ---------
       Total gross operating revenue....       26,307       28,677            (123)      54,861
                                           ----------    -----------    -----------    ---------
Departmental Expenses:
 Rooms..................................        5,132        5,752            (216)      10,668
 Food and Beverage......................          596           15                          611
 Telephone..............................          381          383                          764
 Other..................................          166          273                          439
                                           ----------    -----------    -----------    ---------
       Total departmental expenses......        6,275        6,423            (216)      12,482
                                           ----------    -----------    -----------    ---------
       Gross profit.....................       20,032       22,254              93       42,379
                                           ----------    -----------    -----------    ---------
Unallocated Operating Expenses:
 General and Administrative.............        1,598        3,190            (228)       4,560
 Franchise Fees.........................        1,941        1,148              42        3,131
 Advertising and Promotions.............          894        1,559                        2,453
 Utilities..............................        1,505        1,637                        3,142
 Repairs and Maintenance................        1,195        1,348                        2,543
 Base Management
   Fees.................................           49          926            (826)         149
 Incentive Management Fees..............                       353            (353)
                                           ----------    -----------    -----------    ---------
       Unallocated Operating Expenses...        7,182       10,161          (1,365)      15,978
                                           ----------    -----------    -----------    ---------
Other Expenses:
 Real Estate Taxes and insurance........          239        1,480          (1,122)         597
 Depreciation and amortization..........                       654            (569)          85
 Interest...............................                     1,359          (1,359)
                                           ----------    -----------    -----------    ---------
       Total other expenses.............          239        3,493          (3,050)         682
                                           ----------    -----------    -----------    ---------
       Net operating profit.............       12,611        8,600           4,508       25,719
Lessee overhead.........................         (952)                        (300)      (1,252)
Percentage lease
 payments...............................      (11,268)                     (11,869)     (23,137)
                                           ----------    -----------    -----------    ---------
Net income before extraordinary item....          391        8,600          (7,661)       1,330
                                           ----------    -----------    -----------    ---------
Extraordinary item......................
                                           ----------    -----------    -----------    ---------
       Net income.......................    $     391      $ 8,600       $  (7,661)    $  1,330
                                           ==========    ===========    ============   ==========

                                                        ACQUISITION HOTELS
                                        --------------------------------------------------
                                         HISTORICAL     PRO FORMA     PRO FORMA     OTHER
                                         OPERATING     ADJUSTMENTS    OPERATING    HOTELS     PRO FORMA
                                         HOTELS(C)         (D)         HOTELS        (E)      COMBINED
                                        ------------   -----------    ---------    -------    ---------
Gross operating revenue:
 Room revenue...........................$    26,876                   $ 26,876                $ 78,154
 Food and Beverage......................                                                           677
 Telephone..............................      1,079                      1,079                   2,878
 Interest...............................
 Other..................................        695     $     (53)         642                   1,749
                                        ------------   -----------    ---------    -------    ---------
       Total gross operating revenue....     28,650           (53)      28,597                  83,458
                                        ------------   -----------    ---------    -------    ---------
Departmental Expenses:
 Rooms..................................      5,474                      5,474                  16,142
 Food and Beverage......................                                                           611
 Telephone..............................        266                        266                   1,030
 Other..................................        272                        272                     711
                                        ------------   -----------    ---------    -------    ---------
       Total departmental expenses......      6,012                      6,012                  18,494
                                        ------------   -----------    ---------    -------    ---------
       Gross profit.....................     22,638           (53)      22,585                  64,964
                                        ------------   -----------    ---------    -------    ---------
Unallocated Operating Expenses:
 General and Administrative.............      3,212          (617)       2,595                   7,155
 Franchise Fees.........................        735           695        1,430                   4,561
 Advertising and Promotions.............      1,414                      1,414                   3,867
 Utilities..............................      1,198                      1,198                   4,340
 Repairs and Maintenance................      1,464          (100)       1,364                   3,907
 Base Management
   Fees.................................      1,788        (1,216)         572                     721
 Incentive Management Fees..............                      521          521                     521
                                        ------------   -----------    ---------    -------    ---------
       Unallocated Operating Expenses...      9,811          (717)       9,094                  25,072
                                        ------------   -----------    ---------    -------    ---------
Other Expenses:
 Real Estate Taxes and insurance........      1,289        (1,100)         189                     786
 Depreciation and amortization..........      2,255        (2,255)                                  85
 Interest...............................      5,312        (5,312)
                                        ------------   -----------    ---------    -------    ---------
       Total other expenses.............      8,856        (8,667)         189                     871
                                        ------------   -----------    ---------    -------    ---------
       Net operating profit.............      3,971         9,331       13,302                  39,021
Lessee overhead.........................                                                        (1,252 )
Percentage lease
 payments...............................                  (13,022)     (13,022 )   $(2,355)    (38,514 )
                                        ------------   -----------    ---------    -------    ---------
Net income before extraordinary item....      3,971        (3,691)         280      (2,355)       (745 )
                                        ------------   -----------    ---------    -------    ---------
Extraordinary item......................     10,356       (10,356)
                                        ------------   -----------    ---------    -------    ---------
       Net income.......................$    14,327     $ (14,047)    $    280     $(2,355)   $   (745 )
                                          =========    ============   ==========   ========   ==========

                  See Notes to Pro Forma Statements of Income.

                       TWELVE MONTHS ENDED JUNE 30, 1996

                                                              CURRENT HOTELS
                                         --------------------------------------------------------
                                                         PRIOR TO        PRO FORMA
                                         HISTORICAL   ACQUISITION(A)   ADJUSTMENTS(B)   PRO FORMA
                                         ----------   --------------   --------------   ---------
Gross operating revenue:
 Room revenue...........................  $  40,231      $ 13,558         $     (6)      $53,783
 Food and Beverage......................        797            21                            818
 Telephone..............................      1,363           499                          1,862
 Interest...............................                       26              (19)            7
 Other..................................        868           319              (39)        1,148
                                           --------       -------          -------      --------
       Total gross operating revenue....     43,259        14,423              (64)       57,618
                                           --------       -------          -------      --------
Departmental Expenses:
 Rooms..................................      8,462         3,002             (141)       11,323
 Food and Beverage......................        735                                          735
 Telephone..............................        544           187                            731
 Other..................................        243           127                            370
                                           --------       -------          -------      --------
       Total departmental expenses......      9,984         3,316             (141)       13,159
                                           --------       -------          -------      --------
       Gross profit.....................     33,275        11,107               77        44,459
                                           --------       -------          -------      --------
Unallocated Operating Expenses:
 General and
   Administrative.......................      2,548         1,599             (132)        4,015
 Franchise Fees.........................      3,105           612               77         3,794
 Advertising and
   Promotions...........................      1,572           774                          2,346
 Utilities..............................      2,437           855                          3,292
 Repairs and Maintenance................      2,062           688                          2,750
 Base Management Fees...................        154           457             (422)          189
 Incentive Management
   Fees.................................          0           123             (123)
                                           --------       -------          -------      --------
       Unallocated Operating Expenses...     11,878         5,108             (600)       16,386
                                           --------       -------          -------      --------
Other Expenses:
 Real Estate Taxes and insurance........        340           621             (523)          438
 Depreciation and amortization..........          0           459             (447)           12
 Interest...............................          0         1,043           (1,043)
                                           --------       -------          -------      --------
       Total Other
         expenses.......................        340         2,123           (2,013)          450
                                           --------       -------          -------      --------
       Net operating
         profit.........................     21,057         3,876            2,690        27,623
Lessee overhead.........................     (1,445)                          (300)       (1,745)
Percentage lease
 payments...............................    (18,800)                        (5,989)      (24,789)
                                           --------       -------          -------      --------
Net Income..............................  $     812      $  3,876         $ (3,599)      $ 1,089
                                           ========       =======          =======      ========

                                                         ACQUISITION HOTELS
                                        ----------------------------------------------------
                                         HISTORICAL                    PRO FORMA
                                         OPERATING      PRO FORMA      OPERATING     OTHER     PRO FORMA
                                         HOTELS(C)    ADJUSTMENTS(D)    HOTELS     HOTELS(E)   COMBINED
                                        ------------  --------------   ---------   ---------   ---------
Gross operating revenue:
 Room revenue...........................$    28,648                    $ 28,648                $ 82,431
 Food and Beverage......................                                                            818
 Telephone..............................      1,159                       1,159                   3,021
 Interest...............................                                                              7
 Other..................................        682      $    (10)          672                   1,820
                                            -------      --------      --------     -------    --------
       Total gross operating revenue....     30,489           (10)       30,479                  88,097
                                            -------      --------      --------     -------    --------
Departmental Expenses:
 Rooms..................................      5,628                       5,628                  16,951
 Food and Beverage......................                                                            735
 Telephone..............................        285                         285                   1,016
 Other..................................        285                         285                     655
                                            -------      --------      --------     -------    --------
       Total departmental expenses......      6,198                       6,198                  19,357
                                            -------      --------      --------     -------    --------
       Gross profit.....................     24,291           (10)       24,281                  68,740
                                            -------      --------      --------     -------    --------
Unallocated Operating Expenses:
 General and
   Administrative.......................      3,912          (655)        3,257                   7,272
 Franchise Fees.........................        859           663         1,522                   5,316
 Advertising and
   Promotions...........................      1,469                       1,469                   3,815
 Utilities..............................      1,182                       1,182                   4,474
 Repairs and Maintenance................      1,492          (100)        1,392                   4,142
 Base Management Fees...................      1,849        (1,243)          606                     795
 Incentive Management
   Fees.................................                      284           284                     284
                                            -------      --------      --------     -------    --------
       Unallocated Operating Expenses...     10,763        (1,051)        9,712                  26,098
                                            -------      --------      --------     -------    --------
Other Expenses:
 Real Estate Taxes and insurance........      1,189        (1,000)          189                     627
 Depreciation and amortization..........      1,551        (1,551)                                   12
 Interest...............................      5,536        (5,536)
                                            -------      --------      --------     -------    --------
       Total Other
         expenses.......................      8,276        (8,087)          189                     639
                                            -------      --------      --------     -------    --------
       Net operating
         profit.........................      5,252         9,128        14,380                  42,003
Lessee overhead.........................                                                         (1,745 )
Percentage lease
 payments...............................                  (14,227)      (14,227 )   $(2,355)    (41,371 )
                                            -------      --------      --------     -------    --------
Net Income..............................$     5,252      $ (5,099)     $    153     $(2,355)   $ (1,113 )
                                            =======      ========      ========     =======    ========

                         SIX MONTHS ENDED JUNE 30, 1996

                                                                        CURRENT HOTELS
                                                   --------------------------------------------------------
                                                                   PRIOR TO        PRO FORMA
                                                   HISTORICAL   ACQUISITION(A)   ADJUSTMENTS(B)   PRO FORMA
                                                   ----------   --------------   --------------   ---------
Gross operating revenue:
 Room revenue.....................................  $  25,333       $2,500          $      7      $ 27,840
 Food and Beverage................................        441            8                             449
 Telephone........................................        885           49                             934
 Interest.........................................                       7                               7
 Other............................................        567           49                (5)          611
                                                   ----------       ------           -------      ---------
       Total gross operating revenue..............     27,226        2,613                 2        29,841
                                                   ----------       ------           -------      ---------
Departmental Expenses:
 Rooms............................................      5,169          579               (10)        5,738
 Food and Beverage................................        388            0                             388
 Telephone........................................        307           34                             341
 Other............................................        140           23                             163
                                                   ----------       ------           -------      ---------
       Total departmental expenses................      6,004          636               (10)        6,630
                                                   ----------       ------           -------      ---------
       Gross profit...............................     21,222        1,977                12        23,211
                                                   ----------       ------           -------      ---------
Unallocated Operating Expenses:
 General and
   Administrative.................................      1,497          272               (44)        1,725
 Franchise Fees...................................      1,922          108                10         2,040
 Advertising and
   Promotions.....................................        974          152                           1,126
 Utilities........................................      1,466          194                           1,660
 Repairs and Maintenance..........................      1,267          117                           1,384
 Base Management Fees.............................        105          114              (114)          105
 Incentive Management
   Fees...........................................
                                                   ----------       ------           -------      ---------
       Unallocated Operating Expenses.............      7,231          957              (148)        8,040
                                                   ----------       ------           -------      ---------
Other Expenses:
 Real Estate Taxes and insurance..................        206          127              (116)          217
 Depreciation and amortization....................                     140              (140)
 Interest.........................................                     333              (333)
                                                   ----------       ------           -------      ---------
       Total other
         expenses.................................        206          600              (589)          217
                                                   ----------       ------           -------      ---------
       Net operating
         profit...................................     13,785          420               749        14,954
Lessee overhead...................................       (904)                                        (904)
Percentage lease payments.........................    (12,050)                          (963)      (13,013)
                                                   ----------       ------           -------      ---------
       Net Income.................................  $     831       $  420          $   (214)     $  1,037
                                                   ==========   ==============   ===============  ==========

                                                                   ACQUISITION HOTELS
                                                  ----------------------------------------------------
                                                   HISTORICAL                    PRO FORMA
                                                   OPERATING      PRO FORMA      OPERATING     OTHER     PRO FORMA
                                                   HOTELS(C)    ADJUSTMENTS(D)    HOTELS     HOTELS(E)   COMBINED
                                                  ------------  --------------   ---------   ---------   ---------
Gross operating revenue:
 Room revenue.....................................$    13,966                     $13,966                $ 41,806
 Food and Beverage................................                                                            449
 Telephone........................................        566                         566                   1,500
 Interest.........................................                                                              7
 Other............................................        331      $     (8)          323                     934
                                                  ------------      -------      ---------   ---------   ---------
       Total gross operating revenue..............     14,863            (8)       14,855                  44,696
                                                  ------------      -------      ---------   ---------   ---------
Departmental Expenses:
 Rooms............................................      2,671                       2,671                   8,409
 Food and Beverage................................                                                            388
 Telephone........................................        147                         147                     488
 Other............................................        132                         132                     295
                                                  ------------      -------      ---------   ---------   ---------
       Total departmental expenses................      2,950                       2,950                   9,580
                                                  ------------      -------      ---------   ---------   ---------
       Gross profit...............................     11,913            (8)       11,905                  35,116
                                                  ------------      -------      ---------   ---------   ---------
Unallocated Operating Expenses:
 General and
   Administrative.................................      2,195          (360)        1,835                   3,560
 Franchise Fees...................................        420           323           743                   2,783
 Advertising and
   Promotions.....................................        709                         709                   1,835
 Utilities........................................        504                         504                   2,164
 Repairs and Maintenance..........................        680                         680                   2,064
 Base Management Fees.............................        904          (610)          294                     399
 Incentive Management
   Fees...........................................                      108           108                     108
                                                  ------------      -------      ---------   ---------   ---------
       Unallocated Operating Expenses.............      5,412          (539)        4,873                  12,913
                                                  ------------      -------      ---------   ---------   ---------
Other Expenses:
 Real Estate Taxes and insurance..................        506          (400)          106                     323
 Depreciation and amortization....................        786          (786)
 Interest.........................................      2,431        (2,431)
                                                  ------------      -------      ---------   ---------   ---------
       Total other
         expenses.................................      3,723        (3,617)          106                     323
                                                  ------------      -------      ---------   ---------   ---------
       Net operating
         profit...................................      2,778         4,148         6,926                  21,880
Lessee overhead...................................                                                           (904 )
Percentage lease payments.........................                   (6,869)       (6,869)    $(1,178)    (21,060 )
                                                  ------------      -------      ---------   ---------   ---------
       Net Income.................................$     2,778      $ (2,721)      $    57     $(1,178)   $    (84 )
                                                    =========   ================ ==========  ==========  ==========

                         SIX MONTHS ENDED JUNE 30, 1995

                                                              CURRENT HOTELS
                                         --------------------------------------------------------
                                                         PRIOR TO        PRO FORMA
                                         HISTORICAL   ACQUISITION(A)   ADJUSTMENTS(B)   PRO FORMA
                                         ----------   --------------   --------------   ---------
Gross operating revenue:
 Room revenue...........................  $  9,514       $ 15,826         $     (5)      $25,335
 Food and Beverage......................       270             38                            308
 Telephone..............................       265            606                            871
 Interest...............................                       27              (27)
 Other..................................       225            370              (25)          570
                                           -------        -------          -------       -------
       Total gross operating revenue....    10,274         16,867              (57)       27,084
                                           -------        -------          -------       -------
Departmental Expenses:
 Rooms..................................     1,839          3,329              (85)        5,083
 Food and Beverage......................       249             15                            264
 Telephone..............................       144            230                            374
 Other..................................        63            169                            232
                                           -------        -------          -------       -------
       Total departmental expenses......     2,295          3,743              (85)        5,953
                                           -------        -------          -------       -------
       Gross profit.....................     7,979         13,124               28        21,131
                                           -------        -------          -------       -------
Unallocated Operating Expenses:
 General and
   Administrative.......................       547          1,863             (140)        2,270
 Franchise Fees.........................       758            644              (25)        1,377
 Advertising and
   Promotions...........................       296            937                          1,233
 Utilities..............................       534            976                          1,510
 Repairs and Maintenance................       400            777                          1,177
 Base Management Fees...................                      583             (518)           65
 Incentive Management
   Fees.................................                      230             (230)
                                           -------        -------          -------       -------
       Unallocated Operating Expenses...     2,535          6,010             (913)        7,632
                                           -------        -------          -------       -------
Other Expenses:
 Real Estate Taxes and insurance........       105            986             (715)          376
 Amortization...........................                      335             (262)           73
 Interest...............................                      649             (649)
                                           -------        -------          -------       -------
       Total other
         expenses.......................       105          1,970           (1,626)          449
                                           -------        -------          -------       -------
       Net operating
         profit.........................     5,339          5,144            2,567        13,050
Lessee overhead.........................      (411)                                         (411)
Percentage lease payments...............    (4,518)                         (6,843)      (11,361)
                                           -------        -------          -------       -------
Net Income before extraordinary item....       410          5,144           (4,276)        1,278
                                           -------        -------          -------       -------
Extraordinary Item......................
                                           -------        -------          -------       -------
       Net income.......................  $    410       $  5,144         $ (4,276)      $ 1,278
                                           =======        =======          =======       =======

                                                         ACQUISITION HOTELS
                                        ----------------------------------------------------
                                         HISTORICAL                    PRO FORMA
                                         OPERATING      PRO FORMA      OPERATING     OTHER     PRO FORMA
                                         HOTELS(C)    ADJUSTMENTS(D)    HOTELS     HOTELS(E)   COMBINED
                                        ------------  --------------   ---------   ---------   ---------
Gross operating revenue:
 Room revenue...........................$    12,194                     $12,194                 $37,529
 Food and Beverage......................                                                            308
 Telephone..............................        486                         486                   1,357
 Interest...............................
 Other..................................        344      $    (51)          293                     863
                                            -------       -------       -------     -------     -------
       Total gross operating revenue....     13,024      $    (51)       12,973                  40,057
                                            -------       -------       -------     -------     -------
Departmental Expenses:
 Rooms..................................      2,517                       2,517                   7,600
 Food and Beverage......................                                                            264
 Telephone..............................        128                         128                     502
 Other..................................        119                         119                     351
                                            -------       -------       -------     -------     -------
       Total departmental expenses......      2,764                       2,764                   8,717
                                            -------       -------       -------     -------     -------
       Gross profit.....................     10,260           (51)       10,209                  31,340
                                            -------       -------       -------     -------     -------
Unallocated Operating Expenses:
 General and
   Administrative.......................      1,495          (322)        1,173                   3,443
 Franchise Fees.........................        296           355           651                   2,028
 Advertising and
   Promotions...........................        654                         654                   1,887
 Utilities..............................        520                         520                   2,030
 Repairs and Maintenance................        652                         652                   1,829
 Base Management Fees...................        843          (583)          260                     325
 Incentive Management
   Fees.................................                      345           345                     345
                                            -------       -------       -------     -------     -------
       Unallocated Operating Expenses...      4,460          (205)        4,255                  11,887
                                            -------       -------       -------     -------     -------
Other Expenses:
 Real Estate Taxes and insurance........        606          (500)          106                     482
 Amortization...........................      1,490        (1,490)                                   73
 Interest...............................      2,207        (2,207)
                                            -------       -------       -------     -------     -------
       Total other
         expenses.......................      4,303        (4,197)          106                     555
                                            -------       -------       -------     -------     -------
       Net operating
         profit.........................      1,497         4,351         5,848                  18,898
Lessee overhead.........................                                                           (411)
Percentage lease payments...............                   (5,664)       (5,664)    $(1,178)    (18,203)
                                            -------       -------       -------     -------     -------
Net Income before extraordinary item....      1,497        (1,313)          184      (1,178)        284
                                            -------       -------       -------     -------     -------
Extraordinary Item......................     10,356       (10,356)
                                            -------       -------       -------     -------     -------
       Net income.......................$    11,853      $(11,669)      $   184     $(1,178)    $   284
                                            =======       =======       =======     =======     =======

                      JF HOTEL, INC. AND JF HOTEL II, INC.

                    NOTES TO PRO FORMA STATEMENTS OF INCOME

(A) Represents the results of operations of the Current Hotels prior to acquisition by the Lessee.
(B) Represents adjustments for the following: the elimination of certain revenues that will not recur, the reclassification of certain fees from rooms expense to franchise fees, the reduction of certain franchise fees pursuant to the new Franchise agreements, the elimination of management fees on management agreements that were terminated in connection with the acquisition of certain hotels and the elimination of expenses that will be paid by the Company.
(C) Represents the results of operations of the DeBoer Hotels for the periods presented.
(D) Represents adjustments for the following: interest income, the elimination of certain operating lease expense for leases that will be terminated in connection with the closing of the acquisition of the DeBoer Hotels, certain partnership expenses incurred by the DeBoer Hotels that will not be incurred by the Lessee, the adjustment of franchise fees and management fees to reflect the terms of the Marriott Management Agreements, the elimination of expenses that will be paid by the Company, and Percentage Lease payments calculated on a pro forma basis by applying the Rent provisions in the Percentage Leases to the historical room revenue of the DeBoer Hotels as if the beginning of the period presented was the beginning of the lease year.
(E) Represents three recently developed hotels that had no substantive operations for the periods presented; the Percentage Lease payment is assumed to be equal only to the Base Rent provided for in the Percentage Lease agreement.

                      JF HOTEL, INC. AND JF HOTEL II, INC.

                       CONDENSED COMBINED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                   DECEMBER 31, 1995   JUNE 30, 1996
                                                                   -----------------   -------------
                                                                                        (UNAUDITED)
                                               ASSETS
Cash and cash equivalents........................................       $ 2,894           $ 3,151
Marketable securities............................................           260               763
Accounts receivable..............................................         1,540             1,914
Due from shareholders............................................            41                 0
Inventory........................................................            27                25
Prepaid expenses.................................................           219                56
Other assets.....................................................           154               214
                                                                          -----             -----
          Total assets...........................................       $ 5,135           $ 6,123
                                                                          =====             =====
                                LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable.................................................       $ 2,023           $ 1,220
Accrued expenses.................................................         1,062             1,103
Due to partnership...............................................         2,048             3,264
                                                                          -----             -----
          Total liabilities......................................         5,133             5,587
                                                                          -----             -----
Commitments and contingencies (Note 3)
Shareholders' equity:
  Common Shares, $1 par value, 2,000 Common Shares authorized
     issued and outstanding......................................             2                 2
  Retained earnings..............................................             0               534
                                                                          -----             -----
          Total shareholders' equity.............................             2               536
                                                                          -----             -----
          Total liabilities and shareholders' equity.............       $ 5,135           $ 6,123
                                                                          =====             =====

    The accompanying notes are an integral part of these condensed combined financial statements.

                      JF HOTEL, INC. AND JF HOTEL II, INC.

                    CONDENSED COMBINED STATEMENTS OF INCOME
                                 (IN THOUSANDS)

                                                    (JF HOTEL, INC.
                                                          AND                              (JF HOTEL, INC. AND
                               (JF HOTEL, INC.)    JF HOTEL II, INC.)   (JF HOTEL, INC.)   JF HOTEL II, INC.)
                              THREE MONTHS ENDED   THREE MONTHS ENDED   SIX MONTHS ENDED    SIX MONTHS ENDED
                                JUNE 30, 1995        JUNE 30, 1996       JUNE 30, 1995        JUNE 30, 1996
                              ------------------   ------------------   ----------------   -------------------
                                 (UNAUDITED)          (UNAUDITED)         (UNAUDITED)          (UNAUDITED)
Gross operating revenue:
  Rooms.....................       $  4,839             $ 13,324            $  9,514            $  25,333
  Food and beverage.........            140                  254                 270                  441
  Telephone.................            143                  432                 265                  885
  Other.....................            109                  266                 225                  567
                                    -------             --------             -------              -------
          Gross operating
            revenue.........       $  5,231             $ 14,276            $ 10,274            $  27,226
                                    -------             --------             -------              -------
Departmental Profit:
  Rooms.....................       $  3,807             $ 10,549            $  7,675            $  20,164
  Food and beverage.........             (5)                  18                  21                   53
  Telephone.................             70                  314                 121                  578
  Other.....................             79                  238                 162                  427
                                    -------             --------             -------              -------
          Total departmental
            profit..........       $  3,951             $ 11,119            $  7,979            $  21,222
                                    -------             --------             -------              -------
Unallocated operating
  expenses:
  General and
     administrative.........            306                  785                 547                1,497
  Franchise fees............            373                1,007                 758                1,922
  Advertising and
     promotions.............            177                  518                 296                  974
  Utilities.................            279                  675                 534                1,466
  Repairs and maintenance...            221                  661                 400                1,267
  Management fees...........              0                   54                   0                  105
                                    -------             --------             -------              -------
          Total unallocated
            operating
            expenses........          1,356                3,700               2,535                7,231
                                    -------             --------             -------              -------
          Gross operating
            profit..........       $  2,595             $  7,419            $  5,444            $  13,991
                                    -------             --------             -------              -------
  Insurance.................            (64)                (109)               (105)                (206)
                                    -------             --------             -------              -------
          Net operating
            profit..........          2,531                7,310               5,339               13,785
                                    -------             --------             -------              -------
  Lessee overhead...........           (201)                (545)               (411)                (904)
  Percentage Lease
     payments...............         (2,238)              (6,354)             (4,518)             (12,050)
                                    -------             --------             -------              -------
          Net income........       $     92             $    411            $    410            $     831
                                    =======             ========             =======              =======

    The accompanying notes are an integral part of these condensed combined financial statements.

                      JF HOTEL, INC. AND JF HOTEL II, INC.

                  CONDENSED COMBINED STATEMENTS OF CASH FLOWS
       (IN THOUSANDS, EXCEPT SUPPLEMENTAL NON-CASH FINANCING ACTIVITIES)

                                                                                  (JF HOTEL, INC. AND
                                                             (JF HOTEL, INC.)     JF HOTEL II, INC.)
                                                             SIX MONTHS ENDED      SIX MONTHS ENDED
                                                              JUNE 30, 1995          JUNE 30, 1996
                                                             ----------------     -------------------
                                                               (UNAUDITED)            (UNAUDITED)
Cash flows from operating activities:
  Net income.............................................         $  410                $   831
  Adjustments to reconcile net income to net cash
     provided by operating activities:
Changes in operating assets and liabilities:
  (Increase) decrease in:
     Accounts receivable.................................           (192)                  (374)
     Inventory...........................................              9                      2
     Prepaid expenses....................................             96                    163
     Other assets........................................            (42)                   (60)
  Increase (decrease) in:
     Account payable.....................................             40                   (803)
     Accrued expenses....................................             93                     41
     Due to partnership..................................            (42)                 1,216
                                                                   -----                 ------
          Net cash provided by operating activities......            372                  1,016
                                                                   -----                 ------
Cash flows from investing activities:
  Purchase of marketable securities......................              0                   (503)
                                                                   -----                 ------
          Net cash used in investing activities..........              0                   (503)
                                                                   -----                 ------
Cash flows from financing activities:
  Dividends paid.........................................           (269)                  (256)
                                                                   -----                 ------
          Net cash used in financing activities..........           (269)                  (256)
                                                                   -----                 ------
Net increase in cash and cash equivalents................            103                    257
Cash and cash equivalents at beginning of period.........            549                  2,894
                                                                   -----                 ------
Cash and cash equivalents at end of period...............         $  652                $ 3,151
                                                                   =====                 ======

Supplemental non-cash financing activities:
     The Lessee's shareholders repaid due from shareholders from retained earnings in the amount of $41,000 for the period January 1, 1996 through June 30, 1996.

    The accompanying notes are an integral part of these condensed combined statements.

                      JF HOTEL, INC. AND JF HOTEL II, INC.

                NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

     JF Hotel, Inc. was formed primarily to lease and operate hotels owned by Innkeepers USA Trust (including its wholly owned subsidiaries, the "Company") through Innkeepers USA Limited Partnership and its subsidiary partnerships (collectively the "Partnership"). As of June 30, 1996, approximately 93.5% of the Partnership was owned by the Company. The principal shareholder of the Lessee is also the President, Chief Executive Officer and Chairman of the Board of Trustees of the Company. JF Hotel, Inc. commenced the leasing and operation of seven hotels owned by the Partnership (the "Initial Hotels") on September 30, 1994. The Company has acquired 14 hotels subsequent to September 30, 1994 (the "Acquired Hotels" and together with the Initial Hotels, the "Hotels"). JF Hotel, Inc. leases and operates six of the Acquired Hotels owned by the Company. JF Hotel, Inc. leases and operates 13 hotels owned by the Company.

     JF Hotel II, Inc., a company under common ownership with JF Hotel, Inc., was formed to lease eight of the Acquired Hotels owned by the Company (JF Hotel, Inc. and JF Hotel II, Inc. are referred to collectively herein as the "Lessee"). JF Hotel II, Inc. has contracted with an unaffiliated party to operate five of the eight Acquired Hotels that it leases.

     Each hotel is leased by the Company to the Lessee under a percentage lease agreement (a "Percentage Lease"). The Percentage Lease for each hotel provides for the payment to the Company of monthly base rent and monthly percentage rent based, in substantial part, on fixed percentages of gross room revenue in excess of certain specified levels of room revenue.

     Each hotel is operated under a Franchise License. The cost of obtaining the Franchise Licenses is paid by the Company and the continuing franchise fees (generally a percentage of room revenue) are paid by the Lessee. The Franchise Licenses are held by the Lessee.

2. ACQUISITIONS

     In February 1996, the Company acquired and leased to the Lessee an existing hotel.

     In May 1996, the Company acquired and leased to the Lessee two existing hotels.

3. COMMITMENTS AND RELATED PARTY TRANSACTIONS

     The Lessee has future minimum Base Rent commitments under the Percentage Leases to the Company through the year 2006. Minimum future Base Rent payments under the Percentage Leases, are as follows (in thousands):

                                        YEAR                                 AMOUNT
          -----------------------------------------------------------------  -------
          1996.............................................................  $ 5,942
          1997.............................................................   11,885
          1998.............................................................   11,885
          1999.............................................................   11,885
          2000.............................................................   11,885
          Thereafter.......................................................   53,949

     The Lessee has purchased 78,000 Common Shares of the Company which is included in marketable securities.

                      JF HOTEL, INC. AND JF HOTEL II, INC.

4. SUBSEQUENT EVENTS

     In March 1996, the Company contracted to acquire on or about September 1, 1996, two hotels under development. It is anticipated that these hotels will be leased to the Lessee.

     In August 1996, the Company acquired and leased to the Lessee an existing hotel.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Innkeepers USA Trust

     We have audited the accompanying combined balance sheets for certain real estate properties (the "DeBoer Hotels") described in Note 1 to the financial statements as of December 31, 1994 and December 30, 1995 and the related combined statements of operations, partners' deficit and cash flows for each of the three fiscal years in the period ended December 31, 1995. These financial statements are the responsibility of the management of the DeBoer Hotels. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the DeBoer Hotels as of December 31, 1994 and December 30, 1995 and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

West Palm Beach, Florida
August 30, 1996

                                 DEBOER HOTELS

                            COMBINED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                             DECEMBER 31,   DECEMBER 30,    JUNE 14,
                                                                 1994           1995          1996
                                                             ------------   ------------   -----------
                                                                                           (UNAUDITED)
                                                ASSETS
Investment in Hotel properties:
  Land.....................................................    $ 17,289       $ 17,289      $  17,289
  Buildings and improvements...............................      35,038         35,059         35,071
  Furniture and equipment..................................      19,093         19,732         20,427
                                                               --------       --------       --------
                                                                 71,420         72,080         72,787
  Accumulated depreciation.................................     (26,159)       (26,978)       (27,733)
                                                               --------       --------       --------
  Net investment in Hotel properties.......................      45,261         45,102         45,054
Cash and cash equivalents..................................       3,188          1,971          2,535
Restricted cash............................................         653          1,179            211
Accounts receivable, net...................................         562            962          1,040
Prepaids and other assets..................................         409            621          1,153
Deferred costs.............................................       1,445          1,100          1,212
                                                               --------       --------       --------
                                                               $ 51,518       $ 50,935      $  51,205
                                                               ========       ========       ========
                                  LIABILITIES AND PARTNERS' DEFICIT
Accounts payable and accrued expenses......................    $  1,893       $  2,292      $   1,810
Advances from affiliates...................................       4,508          4,729          4,671
Notes payable..............................................      76,129         63,675         63,149
                                                               --------       --------       --------
          Total liabilities................................      82,530         70,696         69,630
Partners' deficit..........................................     (31,012)       (19,761)       (18,425)
                                                               --------       --------       --------
                                                               $ 51,518       $ 50,935      $  51,205
                                                               ========       ========       ========

    The accompanying notes are an integral part of these combined financial statements.

                                 DEBOER HOTELS

                       COMBINED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                                       FOR THE SIX MONTHS
                                                FOR THE FISCAL YEARS ENDED                   ENDED
                                        ------------------------------------------   ----------------------
                                        DECEMBER 31,   DECEMBER 30,   DECEMBER 31,   JUNE 16,      JUNE 14,
                                            1993           1994           1995         1995          1996
                                        ------------   ------------   ------------   --------      --------
                                                                                          (UNAUDITED)
Gross operating revenue:
  Room................................    $ 22,930       $ 24,456       $ 26,876     $ 12,194      $ 13,966
  Telephone...........................         925            984          1,079          486           566
  Other...............................         645            629            695          344           331
                                           -------        -------        -------      -------       -------
          Gross operating revenue.....      24,500         26,069         28,650       13,024        14,863
                                           -------        -------        -------      -------       -------
Departmental expenses:
  Rooms...............................       4,843          5,157          5,474        2,517         2,671
  Telephone...........................         258            249            266          128           147
  Other...............................         325            274            272          119           132
                                           -------        -------        -------      -------       -------
          Departmental profit.........      19,074         20,389         22,638       10,260        11,913
                                           -------        -------        -------      -------       -------
Unallocated operating expenses:
  General and administrative..........       2,845          3,202          3,212        1,495         2,195
  Franchise fees......................         544            585            735          296           420
  Advertising and promotions..........       1,368          1,358          1,414          654           709
  Utilities...........................       1,216          1,166          1,198          520           504
  Repairs and maintenance.............       1,464          1,389          1,464          652           680
  Real estate and personal property
     taxes and insurance..............       1,455          1,352          1,289          606           506
  Management fees.....................       1,589          1,693          1,788          843           904
  Interest............................       5,500          5,125          5,312        2,207         2,431
  Depreciation and amortization.......       1,661          2,045          2,255        1,490           786
                                           -------        -------        -------      -------       -------
          Total unallocated operating
            expenses..................      17,642         17,915         18,667        8,763         9,135
                                           -------        -------        -------      -------       -------
Net income before extraordinary
  item................................       1,432          2,474          3,971        1,497         2,778
Extraordinary item....................                                    10,356       10,356
                                           -------        -------        -------      -------       -------
Net income............................    $  1,432       $  2,474       $ 14,327     $ 11,853      $  2,778
                                           =======        =======        =======      =======       =======

    The accompanying notes are an integral part of these combined financial statements.

                                 DEBOER HOTELS

              COMBINED STATEMENTS OF CHANGES IN PARTNERS' DEFICIT
        FOR THE FISCAL YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993 AND
                       THE SIX MONTHS ENDED JUNE 14, 1996
                                 (IN THOUSANDS)

Balance at January 1, 1993........................................................  $(32,580)
Contributions.....................................................................         6
Distributions.....................................................................      (924)
Net income........................................................................     1,432
                                                                                    --------
Balance at December 31, 1993......................................................   (32,066)
Distributions.....................................................................    (1,420)
Net income........................................................................     2,474
                                                                                    --------
Balance at December 30, 1994......................................................   (31,012)
Contributions.....................................................................        45
Distributions.....................................................................    (3,121)
Net income........................................................................    14,327
                                                                                    --------
Balance at December 31, 1995......................................................   (19,761)
Contributions (unaudited).........................................................       822
Distributions (unaudited).........................................................    (2,264)
Net income (unaudited)............................................................     2,778
                                                                                    --------
Balance at June 14, 1996 (unaudited)..............................................  $(18,425)
                                                                                    ========

    The accompanying notes are an integral part of these combined financial statements.

                                 DEBOER HOTELS

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                      FOR THE SIX MONTHS
                                            FOR THE FISCAL YEARS ENDED                       ENDED
                                  ----------------------------------------------     ---------------------
                                  DECEMBER 31,     DECEMBER 30,     DECEMBER 31,     JUNE 16,     JUNE 14,
                                      1993             1994             1995           1995         1996
                                  ------------     ------------     ------------     --------     --------
                                                                                          (UNAUDITED)
Cash flows from operating
  activities:
  Net income....................    $  1,432         $  2,474         $ 14,327       $ 11,853      $2,778
  Adjustments to reconcile net
     income to net cash provided
     by operating activities:
     Depreciation...............       1,559            1,591            1,452            723         755
     Amortization...............         102              454              803            767          31
     Extraordinary item.........                                       (10,356)       (10,356)
     Loss on disposition of
       assets...................          44                                21
     Changes in assets and
       liabilities:
       Accounts receivable......         101              (45)            (400)          (202)        (78)
       Prepaid and other
          assets................         175             (174)            (212)        (1,029)       (532)
       Accounts payable and
          accrued expenses......        (133)            (229)             399           (252)       (482)
                                     -------          -------         --------       --------      ------
          Net cash provided by
            operating
            activities..........       3,280            4,071            6,034          1,504       2,472
                                     -------          -------         --------       --------      ------
Cash flows from investing
  activities:
  Advances from affiliates,
     net........................           9               87              221            610         (58)
  (Deposits)withdrawals
     into/from restricted cash,
     net........................         (11)            (334)            (526)           618         968
  Additional investments in
     hotel properties...........        (591)            (528)          (1,314)          (448)       (707)
                                     -------          -------         --------       --------      ------
          Net cash provided
            (used) by investing
            activities..........        (593)            (775)          (1,619)           780         203
                                     -------          -------         --------       --------      ------
Cash flows from financing
  activities:
  Payment of loan fees and
     costs......................                         (699)            (458)          (438)       (143)
  Contributions from partners...           6                                45             45         822
  Distributions to partners.....        (924)          (1,420)          (3,121)          (936)     (2,264)
  Proceeds from issuance of
     debt.......................                          651           15,764         15,364
  Principal payments on debt....      (1,665)          (1,429)         (17,862)       (17,061)       (526)
                                     -------          -------         --------       --------      ------
          Net cash used in
            financing
            activities..........      (2,583)          (2,897)          (5,632)        (3,026)     (2,111)
                                     -------          -------         --------       --------      ------
          Net increase
            (decrease)..........         104              399           (1,217)          (742)        564
Cash and cash equivalents:
  Beginning of period...........       2,685            2,789            3,188          3,188       1,971
                                     -------          -------         --------       --------      ------
  End of period.................    $  2,789         $  3,188         $  1,971       $  2,446      $2,535
                                     =======          =======         ========       ========      ======

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

     Cash paid during the year for interest for 1995, 1994 and 1993 was $5,156, $6,060, and $5,067, respectively.

     No amounts were paid for income taxes for 1995, 1994 or 1993.

    The accompanying notes are an integral part of these combined financial statements.

                                 DEBOER HOTELS

                     NOTES TO COMBINED FINANCIAL STATEMENTS

1. ORGANIZATION

     The DeBoer Hotels (the "Company") consist of the following Residence Inn hotels:

                                                                                      NUMBER OF
                  OWNING PARTNERSHIP                         HOTEL LOCATION             ROOMS
    -----------------------------------------------  -------------------------------  ---------
    Kentwood Residence Associates..................  Grand Rapids, Michigan               96
    East Lansing Residence Associates..............  East Lansing, Michigan               60
    Denver Downtown Residence Associates...........  Denver, Colorado                    156
    Wichita East Residence Associates..............  Wichita, Kansas                      64
    San Mateo Residence Associates.................  San Mateo, California               159
    Sunnyvale Residence Associates.................  Silicon Valley I, California        247
    Oakmead Residence Associates...................  Silicon Valley II, California       231

     The hotels are designed for extended stay guests and provide limited services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF COMBINATION

     The accompanying financial statements include the accounts of the aforementioned limited partnerships. The limited partnerships are under common control and substantially all of the partnership assets are under contract to be sold to Innkeepers USA Partnership.

INVESTMENT IN HOTEL PROPERTIES

     Hotel properties are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets of 40 years for buildings and improvements and 5 years for furniture and equipment. Major renewals, betterments and improvements are capitalized. At each reporting period, the Company reviews the carrying value of each hotel property to determine if facts and circumstances exist which would suggest that the investment in the hotel property may be impaired or that the depreciation period should be modified. If facts or circumstances exist which indicate impairment is possible, the Company will prepare a projection of the undiscounted future cash flows, without interest charges, of the specific hotel property and determine if the investment in hotel property is recoverable based on the undiscounted future cash flows. If impairment is indicated, an adjustment will be made to the carrying value of the hotel property based on the discounted future cash flows. The Company does not believe that there are any current facts or circumstances indicating impairment of any of its investments in hotel properties at December 31, 1995.

     Expenditures for maintenance and repairs are charged against operations as incurred. Upon disposition, both the asset and accumulated depreciation accounts are relieved and the related gain or loss is credited or charged to the income statement.

CASH AND CASH EQUIVALENTS

     All highly liquid debt investments with a maturity of three months or less when purchased are considered to be cash equivalents.

RESTRICTED CASH

     Restricted cash consists of escrow accounts maintained in accordance with the provisions of the Company's debt agreements.

                                 DEBOER HOTELS

INVESTMENTS IN DEBT AND EQUITY SECURITIES

     Pursuant to Statement of Financial Accounting Standards No. 115, the Company has classified its investments in debt and marketable equity securities as available-for-sale. Debt and marketable equity securities are recorded at cost which approximates fair value.

DEFERRED COSTS

     Deferred costs consist primarily of franchise fees and loan costs which are recorded at cost. Amortization of franchise fees and loan costs is computed using the straight-line method over the term of the franchise agreement and using the interest method over the life of the related note payable, respectively. Accumulated amortization on the deferred costs is $578,000 and $1,133,000 at December 31, 1995 and December 30, 1994, respectively.

REVENUE RECOGNITION

     Revenue is recognized as earned. Ongoing credit evaluations are performed and an allowance for potential credit losses is provided against the portion of accounts receivable which is estimated to be uncollectible. Such losses have been within management's expectations.

ADVERTISING COSTS

     Advertising costs are expensed as incurred.

PROVISION FOR INCOME TAXES

     The Company (which is comprised of seven individual partnerships) is not a tax paying entity for income tax purposes, and thus, no income tax expense has been recorded in the financial statements. Income from the Company is taxed to the partners in their individual returns.

CONCENTRATION OF CREDIT RISK

     The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                 DEBOER HOTELS

3. NOTES PAYABLE

     At December 30, 1994, December 31, 1995 and June 30, 1996, notes payable consist of the following:

                                                        1994               1995             1996
                                                   --------------     --------------   --------------
                                                   (IN THOUSANDS)     (IN THOUSANDS)   (IN THOUSANDS,
                                                                                         UNAUDITED)
    Industrial development bond payable (East
      Lansing) -- interest payable monthly at a
      variable rate which was 3.8% and 3.9% at
      December 31, 1995 and December 30, 1994,
      respectively, matures on December 1,
      2014.......................................     $  4,100           $  4,100         $  4,100
    Industrial development bond payable
      (Kentwood) -- interest payable monthly at a
      variable rate which was 3.8% and 3.9% at
      December 31, 1995 and December 30, 1994,
      respectively, matures on November 1,
      2014.......................................        5,900              5,900            5,900
    First mortgage note payable
      (Denver) -- monthly installments of $71 due
      through February 1, 2001, including
      interest at a fixed rate of 11%............        6,954              6,868            6,829
    Second mortgage note payable (Denver) -- non-
      interest bearing paid in 1995 at a discount
      of $956....................................        1,431
    Related party note payable
      (Denver) -- interest based on a variable
      rate.......................................                              86
    Mortgage note payable (San Mateo) -- monthly
      installments of $93 due through January 20,
      2016, including interest based on a
      variable rate (which was 7.6% and 7.5% at
      December 31, 1995 and December 30, 1994,
      respectively) plus 2.5%....................       11,801             11,566           11,460
    Mortgage note payable (Wichita
      East) -- monthly installments of $25 due
      through October 20, 2016, including
      interest based on a variable rate (which
      was 7.6% and 6.7% at December 31, 1995 and
      December 30, 1994, respectively) plus
      2.5%.......................................        3,235              3,176            3,149
    Mortgage note payable (Oakmead) -- monthly
      installments of $141 due through May 10,
      2014, including interest based on a
      variable rate (which was 7.6% and 6.9% at
      December 31, 1995 and December 30, 1994,
      respectively) plus 2.5%....................       17,291             16,916           16,706
    First and second mortgage notes payable
      (Sunnyvale) -- paid in 1995 at a discount
      of $9,400..................................       24,766
    MICC note payable (Sunnyvale) -- non-interest
      bearing paid in 1995.......................          651

                                 DEBOER HOTELS


                                                        1994               1995             1996
                                                      -------            -------       --------------
                                                                                       (IN THOUSANDS,
                                                   (IN THOUSANDS)     (IN THOUSANDS)     UNAUDITED)
    Promissory note payable
      (Sunnyvale) -- monthly installments of $141
      due through May 1, 2010, including interest
      at a fixed rate of 10.35%..................                          15,063           15,005
                                                       -------            -------         --------
                                                      $ 76,129           $ 63,675         $ 63,149
                                                       =======            =======         ========

     Aggregate principal payments for the Company's long-term debt as of December 31, 1995 are as follows:

                                      YEAR                                  AMOUNT
          ------------------------------------------------------------  --------------
                                                                        (IN THOUSANDS)
          1996........................................................     $    995
          1997........................................................        1,076
          1998........................................................        1,169
          1999........................................................        1,270
          2000........................................................        1,380
          Thereafter..................................................       57,785
                                                                            -------
                                                                           $ 63,675
                                                                            =======

     During 1994. the Company entered into an agreement with Marriott International Capital Corporation (MICC) whereby MICC acquired two mortgage notes payable from the receiver of the original lender. MICC acquired such debt instruments at a discount. As consideration, the Company incurred certain underwriting and temporary financing costs which were capitalized and amortized over the period that such loans were owned by MICC. At December 30, 1994, the Company owed MICC $651 for the fees paid by MICC on the Company's behalf. In May 1995, the Company entered into a Promissory Note with an insurance company for $15,140,000. The proceeds were used to extinguish the two mortgages purchased by MICC. The amount paid to MICC was equivalent to MICC's acquisition costs of the related mortgage notes payable. In connection with the extinguishment of the two mortgage notes payable, the Company recorded an extraordinary gain of $9,400,000 since such debt was repaid for an amount less than the Company's carrying value.

     The industrial development bonds payable are collateralized by first mortgages on the hotel properties and letters of credit with outstanding balances of $10,287,000 at December 31, 1995 and bear interest at 2.5% per annum. The remaining notes payable are collateralized by first and/or second mortgages on the remaining hotel properties.

                                 DEBOER HOTELS

4. COMMITMENTS AND CONTINGENCIES

     The Company leases various equipment under noncancelable operating lease agreements expiring at varying intervals through 2001. The future minimum rental payments required under these leases as of December 31, 1995 are as follows:

                                     YEAR                                    AMOUNT
        ---------------------------------------------------------------  --------------
                                                                         (IN THOUSANDS)
        1996...........................................................     $316,668
        1997...........................................................      189,265
        1998...........................................................      141,353
        1999...........................................................       93,315
        2000...........................................................       10,504
        Thereafter.....................................................        1,650
                                                                            --------
                                                                            $752,755
                                                                            ========

     Rental expense was approximately $399,000, $358,000 and $349,000 for the fiscal years ended December 31, 1995, 1994 and 1993, respectively.

     The Company has management agreements covering the operations of each hotel with a major hotel management company. The management agreements have terms ranging from two to 13 years and provide for a base fee generally based on a percentage of each hotel's total revenue. The management agreements also provide for certain penalties if the agreements are terminated early.

     The Franchise Licenses held by the Company require the payment of certain franchise and marketing fees to the franchisor. The fees are generally based on a percentage of room revenue.

5. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

     The carrying amount approximates fair value because of the short maturity of those instruments.

NOTES PAYABLE

     The fair value of the Company's notes payable is based on the current rates offered to the Company for similar debt instruments of the same remaining maturities.

     The estimated fair value of the Company's financial instruments is as follows:

                                                                         DECEMBER 31, 1995
                                                                         ------------------
                                                                         CARRYING    FAIR
                                                                          AMOUNT     VALUE
                                                                         --------   -------
                                                                           (IN THOUSANDS)
    Cash and cash equivalents and restricted cash......................  $  3,150   $ 3,150
    Notes payable......................................................    63,675    57,857

6. RELATED PARTY TRANSACTIONS

     The Company pays accounting fees to Hotel Corporation ("HC"). Certain partners of the Company are officers or shareholders of HC. Accounting fees charged to the Company by HC were $32,000, $42,000 and $42,000 in 1995, 1994 and 1993, respectively.

                                 DEBOER HOTELS

     The Company periodically makes advances to Hotel Finance Corporation ("HFC"). Certain partners of the Company are officers or shareholders of HFC. Such advances are classified in prepaid and other assets in the Company's combined balance sheets and had balances of $77,000 and $188,000 at December 31, 1995 and December 30, 1994, respectively.

     The Company periodically receives advances from certain partners, or shareholders, of the Company, HC and HFC. Proceeds from such advances are primarily used to make debt service payments and to fund improvements at the various hotel properties owned by the Company. The advances are evidenced by demand notes payable. Amounts owed to the aforementioned individuals and entities are as follows:

                                                                   DECEMBER 31,   DECEMBER 30,
                                                                       1995           1994
                                                                   ------------   ------------
                                                                         (IN THOUSANDS)
    Partners.....................................................     $2,878         $2,759
    HFC..........................................................      1,851          1,739
    HC...........................................................                        10
                                                                      ------         ------
                                                                      $4,729         $4,508
                                                                      ======         ======

     The Company recognized $102,000 in 1995 for interest expense on advances from HFC. No interest expense was charged on the advances from HFC in 1994 or 1993. No interest expense was charged on the advances from partners in 1995, 1994 or 1993.

------------------------------------------------------
------------------------------------------------------

  No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this Offering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any of the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any securities other than the Common Shares, or to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company or that information contained herein is correct as of any time subsequent to the date hereof.
                          ----------------------------

                               TABLE OF CONTENTS

                          ----------------------------

                                        Page
                                        -----
Additional Information................   (iii)
Prospectus Summary....................      1
Risk Factors..........................     12
The Company...........................     26
Acquisitions..........................     26
Use of Proceeds.......................     27
Price Range of Common Shares and
  Distributions.......................     28
Capitalization........................     29
Selected Financial Information........     30
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................     35
Business and Properties...............     44
Management............................     66
The Lessee............................     72
Principal Shareholders................     73
Shares Available for Future Sale......     75
Partnership Agreement.................     76
Federal Income Tax Considerations.....     79
Underwriting..........................     98
Legal Matters.........................     98
Experts...............................     99
Incorporation of Certain Documents by
  Reference...........................     99
Glossary..............................    101
Index to Financial Statements.........    F-1

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
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                               10,000,000 SHARES



                             (LOGO) INNKEEPERS USA



                              INNKEEPERS USA TRUST

                                 COMMON SHARES
                            ------------------------

                                   PROSPECTUS

                            ------------------------
                             MONTGOMERY SECURITIES

                            BEAR, STEARNS & CO. INC.

                               ALEX. BROWN & SONS
                                  INCORPORATED

                            EVEREN SECURITIES, INC.

                                MORGAN KEEGAN &
                                 COMPANY, INC.


                                October 21, 1996


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